

bumble inc.

Annual Report 2022

To create a world where
all relationships are healthy
and equitable, through
Kind Connections.

Annual Report
2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM
TO
Commission File Number 001-40054

Bumble Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**85-3604367**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1105 West 41st Street	
Austin, Texas	**78756**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (512) 696-1409

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	**BMBL**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

As of June 30, 2022, which was the last business day of the registrant's most recently completed second fiscal quarter, the market value of the shares of the registrant's Class A common stock held by non-affiliates of the registrant was approximately $2,409,772,587 based upon the closing price of $28.15 per share as reported by The Nasdaq Stock Market LLC on that date.

As of January 31, 2023, Bumble Inc. had 130,169,045 shares of Class A common stock, par value $0.01 per share, outstanding and 20 shares of Class B common stock, par value $0.01 per share, outstanding.

Auditor Firm Id: 42	Auditor Name: Ernst & Young LLP	Auditor Location: New York, NY, USA

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2023 Annual Meeting of Stockholders, or Proxy Statement, to be filed hereafter are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference into this Annual Report, the Proxy Statement shall not be deemed to be filed as part hereof.

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or this Annual Report, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the current views of management of Bumble Inc. with respect to, among other things, its operations, its financial performance and its industry. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believe(s)," "expect(s)," "potential," "continue(s)," "may," "will," "should," "could," "would," "seek(s)," "predict(s)," "intend(s)," "trends," "plan(s)," "estimate(s)," "anticipates," "projection," "will likely result" and or the negative version of these words or other comparable words of a future or forward-looking nature. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described in Part I, "Item 1A—Risk Factors". These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report. Bumble Inc. undertakes no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

ABOUT THIS ANNUAL REPORT

Financial Statement Presentation

This Annual Report includes certain historical consolidated financial and other data for Buzz Holdings L.P., a Delaware limited partnership ("Bumble Holdings"). Bumble Holdings was formed primarily as a vehicle to finance the acquisition (the "Sponsor Acquisition") on January 29, 2020 of a majority stake in Worldwide Vision Limited by a group of investment funds managed by The Blackstone Group Inc. ("Blackstone"). As Bumble Holdings did not have any previous operations, Worldwide Vision Limited, a Bermuda exempted limited company, and its subsidiaries (the "Predecessor") is viewed as the predecessor to Bumble Holdings and its consolidated subsidiaries (the "Successor").

On January 29, 2020, Worldwide Vision Limited was merged via a solvent transfer of trade and assets into Buzz Merger Sub Limited, a Bermuda limited company and indirect subsidiary of Bumble Holdings, which carried forward and continued to operate the Worldwide Vision Limited trade as of that date. As a result, on January 29, 2020, Worldwide Vision Limited ceased to exist and Buzz Merger Sub Limited was subsequently renamed Worldwide Vision Limited. On September 9, 2020, Worldwide Vision Limited merged with and into Buzz Finco L.L.C., a Delaware limited liability company and an indirect subsidiary of Bumble Holdings., with Buzz Finco L.L.C. surviving such merger.

Bumble Inc. was incorporated as a Delaware corporation on October 5, 2020. Prior to the completion of its initial public offering (the "IPO") on February 16, 2021, Bumble Inc. undertook certain reorganization transactions (the "Reorganization Transactions") such that Bumble Inc. is now a holding company, and its sole material asset is a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. now operates and controls all of the business and affairs of Bumble Holdings, has the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conduct its business. As a result, the consolidated financial statements of Bumble Inc. will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical financial statements of Bumble Holdings. Bumble Inc. will consolidate Bumble Holdings on its consolidated financial statements and record a non-controlling interest, related to the Common Units (as defined below) and the Incentive Units (as defined below) held by its pre-IPO owners, on its consolidated balance sheet and statement of operations.

Bumble Inc. had no significant business transactions or activities prior to the Reorganization Transactions, and, as a result, the historical financial information reflects that of Bumble Holdings.

CERTAIN DEFINITIONS

As used in this Annual Report, unless otherwise noted or the context requires otherwise:

- "Badoo App and Other Average Revenue per Paying User" is a metric calculated based on Badoo App and Other Revenue in any measurement period, excluding any revenue generated from Fruitz, advertising and partnerships or affiliates, divided by Badoo App and Other Paying Users in such period divided by the number of months in the period.

- a "Badoo App and Other Paying User" is a user that has purchased or renewed a subscription plan and/or made an in-app purchase on Badoo app in a given month (excluding Fruitz) or made a purchase on one of our other apps that we owned and operated in a given month, or purchase on other third-party apps that used our technology in the relevant period). We calculate Badoo App and Other Paying Users as a monthly average, by counting the number of Badoo App and Other Paying Users in each month and then dividing by the number of months in the relevant measurement period.

- "Badoo App and Other Revenue" is revenue derived from purchases or renewals of a Badoo app subscription plan and/or in-app purchases on Badoo app in the relevant period, purchases on one of our other apps that we owned and operated in the relevant period, purchases on other third party apps that used our technology in the relevant period and advertising, partnerships or affiliates revenue in the relevant period.

- "Blackstone" or "our Sponsor" refer to investment funds associated with Blackstone Inc.

- "Blocker Companies" refer to certain entities that are taxable as corporations for U.S. federal income tax purposes in which the Pre-IPO Shareholders held interests.

- "Blocker Restructuring" refers to certain restructuring transactions that resulted in the acquisition by Pre-IPO Shareholders of shares of Class A common stock in exchange for their ownership interests in the Blocker Companies and Bumble Inc. acquiring an equal number of outstanding Common Units.

- "Board of Directors" or "Board" refers to the board of directors of Bumble Inc.

- "Bumble," the "Company," "we," "us" and "our" refer to Bumble Inc. and its consolidated subsidiaries.

- "Bumble App Average Revenue per Paying User" or "Bumble App ARPPU" is a metric calculated based on Bumble App Revenue in any measurement period, divided by Bumble App Paying Users in such period divided by the number of months in the period.

- a "Bumble App Paying User" is a user that has purchased or renewed a Bumble app subscription plan and/or made an in-app purchase on Bumble app in a given month. We calculate Bumble App Paying Users as a monthly average, by counting the number of Bumble App Paying Users in each month and then dividing by the number of months in the relevant measurement period.

- "Bumble App Revenue" is revenue derived from purchases or renewals of a Bumble app subscription plan and/or in-app purchases on Bumble app in the relevant period.

- "Bumble BFF" or "Bumble for Friends" is a mode within Bumble app that enables users to form platonic connections.

- "Bumble Bizz" is a mode within Bumble app that enables users to form professional connections.

- "Bumble Date" is a mode within Bumble app that enables users to form romantic connections.

- "Bumble Holdings" refers to Buzz Holdings L.P., a Delaware limited partnership.

- "Co-Investor" or "Accel" refer to an affiliate of Accel Partners LP.

- "Class B Units" refers to the interests in Bumble Holdings called "Class B Units," including the Class B units held by Buzz Management Aggregator L.P., that were outstanding prior to the Reclassification.

- "Common Units" refers to the new class of units of Bumble Holdings created by the Reclassification and does not include Incentive Units.

- "Continuing Incentive Unitholders" refers to certain pre-IPO holders of Class B Units who hold Incentive Units following the consummation of the Reorganization Transactions and the Offering Transactions.

- "Founder" refers to Whitney Wolfe Herd, the founder of Bumble app, our Chief Executive Officer and member of our Board of Directors, together with entities beneficially owned by her.

- "Fruitz" refers to Flashgap SAS, which operates the Fruitz app.

- "High Vote Termination Date" means the earlier to occur of (i) seven years from the closing of the IPO and (ii) the date the parties to the stockholders agreement cease to own in the aggregate 7.5% of the outstanding shares of Class A common stock, assuming exchange of all Common Units.

- "Incentive Units" refers to the class of units of Bumble Holdings created by the reclassification of the Class B Units in the Reclassification. The Incentive Units are "profit interests" having economic characteristics similar to stock appreciation rights and having the right to share in any equity value of Bumble Holdings above specified participation thresholds. Vested Incentive Units may be converted to Common Units and be subsequently exchanged for shares of Class A common stock.

- "Incentive Unitholders" refers collectively to our Continuing Incentive Unitholders and eligible service providers that received Incentive Units at the time of the IPO in connection with such individual's employment or service.

- "IPO" refers to the initial public offering of Class A common stock, which was completed on February 16, 2021.

- "Offering Transactions" refers to the offering of Class A common stock in the IPO and certain related transactions, as defined in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations—Initial Public Offering and Offering Transactions".

- "Pre-IPO Common Unitholders" refer to pre-IPO owners that hold Common Units following the Reclassification.

- "pre-IPO owners" refer to our Founder, our Sponsor, Co-Investor and management and other equity holders who were the owners of Bumble Holdings immediately prior to the Offering Transactions.

- "Pre-IPO Shareholders" refer to pre-IPO owners that received shares of Class A common stock of Bumble Inc. pursuant to the Blocker Restructuring.

- "Principal Stockholders" refers collectively to our Founder and our Sponsor.

- "Reclassification" refers to the reclassification of the limited partnership interests of Bumble Holdings in connection with the IPO pursuant to which certain outstanding Class A units were reclassified into a new class of limited partnership interests that we refer to as "Common Units" and certain outstanding Class B Units were reclassified into a new class of limited partnership interests that we refer to as "Incentive Units."

- "Reorganization Transactions" refer to certain transactions that occurred prior to the completion of the IPO which were accounted for as a reorganization of entities under common control, as further described in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations—Reorganization Transactions".

- "Sponsor Acquisition" refers to the acquisition on January 29, 2020 by our Sponsor of a majority stake in Worldwide Vision Limited and certain transactions related thereto, as described in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations—The Sponsor Acquisition".

- "Successor Period" is the period from January 29, 2020 to December 31, 2022.

- "Total Average Revenue per Paying User" is a metric calculated based on Total Revenue in any measurement period, excluding any revenue generated from Fruitz, advertising and partnerships or affiliates, divided by the Total Paying Users in such period divided by the number of months in the period.

- "Total Paying Users" is the sum of Bumble App Paying Users and Badoo App and Other Paying Users.

- "Total Revenue" is the sum of Bumble App Revenue and Badoo App and Other Revenue.

- "user" is a user ID, a unique identifier assigned during registration.

RISK FACTOR SUMMARY

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may materially adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Company are summarized below. The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in Part I, "Item 1A— Risk Factors" in this Annual Report.

- If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products or do not convert to paying users, our revenue, financial results and business may be significantly harmed.

- The dating industry is highly competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business.

- Distribution and marketing of, and access to, our products depends, in significant part, on a variety of third-party publishers and platforms. If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of our products in any material way, it could materially adversely affect our business, financial condition and results of operations.

- Access to our products depends on mobile app stores and other third parties such as data center service providers, as well as third-party cloud infrastructure and service providers, payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Increasing adoption and enforcement by third parties such as the Apple App Store or Google Play Store of policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, or increase the costs to do so, could materially adversely affect our business, financial condition and results of operations.

- If we are not able to maintain the value and reputation of our brands, our ability to expand our base of users may be impaired, and our business and financial results may be harmed.

- Changes to our existing brands and products, or the introduction of new brands or products, could fail to attract or retain users or generate revenue and profits.

- We operate in various international markets, including certain markets in which we have limited experience. As a result, we face additional risks in connection with certain of our international operations.

- Our operations may be adversely affected by ongoing developments in Russia, Ukraine and surrounding countries, including due to the impact of our decision to discontinue our operations in Russia and remove our apps from the Apple App Store and Google Play Store in Russia and Belarus.

- Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise the confidentiality and/or availability of sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business.

- If the security of personal and confidential or sensitive user information that we maintain and store is breached, or otherwise accessed by unauthorized persons, it may be costly to remediate such breach and our reputation could be harmed.

- We are subject to a number of risks related to payment card transactions, including data security breaches and fraud that we or third parties experience or additional regulation, any of which could materially adversely affect our business, financial condition and results of operations.

- If we are unable to obtain, maintain, protect and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation or other violations of third-party intellectual property, it could materially adversely impact our business, financial condition and results of operations.

- Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

- We must comply with rapidly-evolving privacy and data protection laws across jurisdictions, and the failure to do so could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

- Our substantial indebtedness could materially adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, our ability to meet our obligations under our outstanding indebtedness and could divert our cash flow from operations for debt payments.

- Our Principal Stockholders control us and their interests may conflict with ours or yours in the future.

- We are a "controlled company" within the meaning of Nasdaq rules and, as a result, we qualify for exemptions from certain corporate governance requirements. If we rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

- The outsized voting rights of our Principal Stockholders have the effect of concentrating voting control with our Principal Stockholders, limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our Class A common stock.

- We are exposed to changes in the global macroeconomic environment beyond our control, which may adversely affect consumer discretionary spending, demand for our products and services, and our expenses.

- Foreign currency exchange rate fluctuations could materially adversely affect our results of operations.

MARKET AND INDUSTRY DATA

This Annual Report includes market and industry data and forecasts that we have derived from independent consultant reports; publicly available information; various industry publications; other published industry sources; and our internal data and estimates. In addition, this Annual Report includes market and industry data derived from data.ai (formerly App Annie), Sensor Tower, and the following study published by Proceedings of the National Academy of Sciences ("PNAS"): Michael J. Rosenfeld, Reuben J. Thomas, and Sonia Hausen. 2019. "Disintermediating your Friends: How online dating in the United States displaces other ways of meeting." *Proceedings of the National Academy of Sciences* 116:17753–17758. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management's knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this Annual Report, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management's knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this Annual Report is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

Projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in Part I, "Item 1A— Risk Factors". These and other factors could cause results to differ materially from those expressed in the estimates made by the independent sources and by us.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our businesses, including, but not limited to, Bumble, Badoo and Fruitz. In addition, our names, logos, website domain names and addresses are our service marks or trademarks. Other trademarks, service marks, trade names and copyrighted materials appearing in this Annual Report are the property of their respective owners. We do not intend our use or display of other companies' trademarks, service marks, trade names, or copyrighted materials to imply a relationship with, endorsement or sponsorship of us by, any other companies.

Solely for convenience, certain trademarks, service marks, trade names and copyrights referred to in this Annual Report are listed without the ©, ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

Item 1. Business

Who We Are

Bumble app was founded because we noticed two different, yet related issues in our society: antiquated gender norms, and a lack of kindness and accountability on the internet. We observed that women were often treated unequally in society, especially in romantic relationships. At the same time, social networks created possibilities for connections, but they were focused on connections with people you already know and lacked guardrails to encourage better behavior online.

We created Bumble app to change this. The Bumble brand was built with women at the center—where women make the first move. Our platform is designed to be safe and empowering for women, and, in turn, provides a better environment for everyone. We are leveraging innovative technology solutions to create a more inclusive, safe and accountable way to connect online for all users regardless of gender.

Bumble's mission is to create a world where all relationships are healthy and equitable, through Kind Connections. Our platform enables people to connect and build healthy and equitable relationships on their own terms. We focus on building authenticity and safety in the online space, which is marked at times by isolation and toxicity. We also believe there is a significant opportunity to extend our platform beyond online dating into healthy relationships across all areas of life: love, friendships, careers and beyond. By empowering women across all of their relationships, we believe that we have the potential to become a preeminent global women's brand.

In 2022, we operated three apps, Bumble app, Badoo app and Fruitz app, where during 2022, on average, over 40 million users came on a monthly basis to discover new people and connect with each other in a safe, secure and empowering environment. Bumble app, Badoo app and Fruitz app monetize via a freemium model, where the use of the service is free and a subset of the users pay for subscriptions or in-app purchases to access premium features. We are a leader in the online dating space, which has become increasingly popular over the last decade and has been cited as the most common way for new couples to meet in the United States.

The Bumble and Badoo apps ranked among the top five grossing iOS lifestyle apps in 109 and 99 countries, respectively, as of December 31, 2022.

- Bumble app, launched in 2014, is one of the first dating apps built with women at the center. On Bumble app, women make the first move. Bumble app is a leader in the online dating sector across several countries, including the United States, United Kingdom, Australia and Canada. We had approximately 2.0 million Bumble App Paying Users during the year ended December 31, 2022.

- Badoo app, launched in 2006, was one of the pioneers of web and mobile free-to-use dating products. Badoo app's focus is to make finding meaningful connections easy, fun and accessible for a mainstream global audience. Badoo app continues to be a market leader in Europe and Latin America. We had approximately 1.2 million Badoo App and Other Paying Users during the year ended December 31, 2022.

In January 2022, we acquired Fruitz, a fast-growing dating app with a Gen Z focus, which is a growing segment of online dating consumers. Fruitz app was the second most downloaded dating app in France, its core market, during the year ended December 31, 2022.

Bumble is more than our apps—we are powering a movement. Our mission-first strategy ensures that values guide our business decisions and our business performance enables us to drive impact. Our strategy is anchored by our powerful brand, product leadership, operational excellence and impact initiatives. Examples of how our mission drives our business include:

- We enhance our brand through impact initiatives beyond our apps, including advocating for legislative solutions to prohibit nonconsensual intimate image abuse and other online harms, including unsolicited lewd photos.

- We engage in worldwide nonprofit partnerships to support healthy, safe, and equitable relationships, and to elevate women and other underrepresented communities.

- We enhance our brand through marketing campaigns centered around elevating women, including the "Be the CEO Your Parents Wanted You to Marry" and "Believe Women" campaigns.

We believe that the best way to compete in a world where people have multiple ways to connect is through product innovation. We uniquely design our products to facilitate engagement prioritizing safety and accountability across the user experience. We continuously collect user feedback, which informs our product development roadmap. The more we know about our community's interests, the better we can innovate products that maximize their chances of making connections most likely to turn into the relationships they are seeking. Our apps share some common infrastructure, which allows insights to be shared between apps.

Our shared infrastructure is also critical to providing our users with personalized and superior experiences. Our team has a strong track record of product leadership in online dating. We were the first company in the dating app industry to develop technology to proactively blur lewd photos shared within a chat, which Bumble recently open-sourced for the technology community as part of a larger effort to help rid the internet of "cyberflashing," the sharing of unsolicited lewd photos online. In addition, the insights we have gained from our community have encouraged us to extend Bumble app into many more areas of life, such as platonic friendships and business networking, and we have built our platform with the flexibility to pursue these opportunities.

Our Technology Has Transformed Online Dating

Technology is at the core of what differentiates our platform. We have a global team of software engineers and product managers who drive the development of our platform. We release live updates rapidly, often once a week to our mobile app and twice a day to our server backend, allowing us to run dozens of tests simultaneously across the entire audience. The rapid nature of our testing framework allows us to optimize the user experience. Our technology and product teams work hand in hand from ideation to product launch, and this has allowed us to be at the forefront of releasing features geared towards improving the safety of our community.

Our technology platform is fueled by:

- **Shared infrastructure**: Our apps share some common infrastructure, which allows insights to be shared between apps. This allows us to quickly test new features, provides us with flexibility to migrate features from one app to another where appropriate, and improves execution at scale by driving faster improvements in our apps, while simultaneously driving operating efficiencies by reducing the cost of launching new features. Given our shared infrastructure, we can also innovate and scale efficiently as we enter new geographies and new categories outside online dating. Moreover, in seeking to acquire companies, we look for opportunities to leverage our shared infrastructure (for example, our content moderation capabilities) to accelerate their product roadmap.

- **Our data and machine learning capabilities**: We are continually analyzing data from user interactions on our platform, allowing us to constantly optimize the user experience. We have machine and deep learning capabilities that we leverage to personalize the potential matches we display, inform our product pipeline and otherwise tailor the experience for specific users. Our machine and deep learning capabilities plays a key role in identity fraud prevention as well as blocking inappropriate behavior and content from polluting our platform.

- **Our data protection and privacy standards**: We are both committed and mandated to adhere to strict privacy standards.

Bumble App

Profile, Matching and Chatting

Setting up a profile on Bumble app is easy. First, users input information about themselves, including their name, age, gender identity, sexual orientation / who they are looking for, and a photo. In addition, we offer multiple ways for users to add customization and detail to their profiles. Users can also add Badges to their profiles, which allows a user to prominently display certain values or characteristics, ranging from religion, to preference around having children, to zodiac sign. We also enable enhanced personalization of your profile, through integration with Spotify and Instagram. The profile set up includes features geared towards our users' safety—for example, by encouraging additional photographs, verifying their profile, and offering filters to search for other verified users to protect themselves from "catfishing" or profiles with false identities. We require all users to review our community guidelines which include items such as respecting all users regardless of their identity and only uploading your own photos.

We use a matching algorithm combined with the preferences provided by users to recommend potential connections. Users can opt to use one of our filters to be more specific in the types of matches they see. A user can swipe right to vote "yes" to a potential match, or left to go to the next profile, or, in most of our markets, leave a compliment on a specific photo or profile prompt on someone's profile. When both users vote yes, a connection is made. After an initial match is formed, users on Bumble app must initiate a chat within 24 hours or the connection disappears. As our motto implies, women make the first move by initiating a chat in a heterosexual connection. Free users can extend one match per day by adding another 24 hours to the countdown. We offer our users multiple mediums to engage with their matches, including through voice chat, video chatting, voice recordings, or GIFs—animated images.

These features not only enrich the conversation but also improve safety by allowing added layers of verification and interactions prior to meeting in person. Users can also opt to play our Question Game which asks both users in a match the same question.

Safety

The safety and security of our users is a key priority. In addition to prioritizing verification of users and offering communication like voice and video chat tools to allow interactions before or in lieu of in-person meeting without exchanging sensitive personal information, we have also engineered other safety features such as our proactive safety monitoring. This feature uses machine learning to identify harassment and identity-based hate, which is then flagged to moderators to review and action appropriately according to our Community Guidelines. Our Safety Center is an in-app section with advice around safety and security, standards of behavior, how to report unwanted behavior, and other information about how Bumble app maintains safety. We also prioritize mental health by offering options such as Snooze, which temporarily hides a user's profile to potential matches allowing users to take a break from the platform, without losing their match history or profile details.

Premium Features

Our subscription offerings, Bumble Boost and Bumble Premium, provide users with additional features to increase their success making a meaningful connection. We offer users flexible subscription plans, and the most common lengths are 7-day, 30-day and 90-day. The most popular features included in the subscription plans are:

- **Beeline**: The Beeline shows you who likes you - potential suitors who have already voted yes on the user, but on which the user has not yet voted one way or another. Bumble Premium subscribers are not only able to see the Beeline, but they can also apply their filters for a more curated experience.

- **Rematch**: Allows Bumble Boost and Bumble Premium subscribers to rematch with any of the prior matches that have already expired after a 24-hour period.

- **Extend**: Bumble Boost and Bumble Premium subscribers have an unlimited number of 24-hour extensions on conversations.

- **Travel Mode**: Users can change their location to anywhere in the world, opening up potential matches in new geographies rather than just nearby.

- **Incognito Mode**: Users can swipe privately by initially hiding their profile from other users and then only appearing for those whom they have swiped right on.

There are also additional, in-app purchases that subscribers and non-subscribing users can purchase. Some of these features are included in Bumble Boost and Bumble Premium, whereas most are additional features we offer on top of the subscription platform. Some of these additional in-app purchases include:

- **SuperSwipe**: Users can use SuperSwipe to inform potential matches that they are confidently interested in them, whereas typically a yes vote is anonymous until both matches vote yes.

- **Spotlight**: Users can use Spotlight to advance their profile to the top of the list of potential matches so it is viewable by more potential matches instantly.

- **Compliments**: In most of our markets, users can purchase more Compliments to send a kind reaction to another user's bio, photo, or profile prompt, which allows the sender to stand out and be intentional about starting a conversation in a positive way.

Bumble BFF and Bumble Bizz

In addition to dating, we also provide products that enable social connection, offering users the opportunity to develop platonic connections through Bumble BFF for friendships and through Bumble Bizz for professional networking and mentorship. Bumble BFF and Bumble Bizz have a format similar to Bumble Date, requiring users to set up profiles and matching users through "yes" and "no" votes, similar to the dating platform.

Badoo App

Profile, Matching and Chatting

Badoo app's profile customizations include the ability to add photos, work or educational background, and other personal information such as height and religion. We also allow profile videos on Badoo app. In addition, users can use the "Moods" feature to share what's on their minds. This can either be based around their current emotions or what kind of date they want to pursue. Another unique feature of Badoo app is the My Interests feature, which allows users to highlight certain topics by entering words or multiple words that are then displayed on the users' profiles.

Badoo app has a similar matching algorithm to Bumble app and the same vote "yes" or "no" methodology by swiping right and left, respectively. However, Badoo app also has a "People Nearby" feature which allows users to see all potential connections nearby. Unlike on Bumble app, where messaging is restricted until both users vote yes, Badoo app allows users the option to directly message anyone who is of interest without having to mutually vote yes. Badoo app also has a Bumped Into feature, which connects people who are frequently in nearby vicinity. Badoo app's messaging capabilities include GIFs, gift giving, photos, audio, voice calls, and video calls.

Safety

On Badoo app we continually invest in the safety and security of our users. Similar to Bumble app, Badoo app prioritizes verification of users and offering communication like voice and video chat tools to allow interactions before or in lieu of in-person meeting without exchanging sensitive personal information. We have also engineered other safety features such as Rude Message Detector, which uses machine learning to detect any text that could be perceived as rude, abusive, homophobic or discriminatory and gives the user the control to dismiss the message if they are not comfortable with the language used.

Premium Features

Our premium subscription offerings on Badoo app are Badoo Premium and Badoo Premium Plus. Badoo Premium allows additional features such as:

- **Liked You**: Allows users to find out who has already liked them.

- **Invisible Mode**: Allows users to browse the app without being shown to other users.

- **Undo Vote**: Undoes a "no" vote on a potential match.

The Badoo Premium Plus subscription includes weekly or daily allowances of features such as:

- **Chat with anyone**: Users can unlock additional chats each week.

- **Extra Shows**: Users are seen by more people with an Extra Show each week.

- **Crush**: Users can inform potential matches that they are confidently interested in them.

These subscription plans also offer flexible packages, similar to on Bumble app. Badoo app also offers Badoo Credits, which can be purchased in bundles and used to acquire in-app features such as one-off popularity boosts.

Fruitz App

Fruitz app requires all users to select a profile fruit to symbolize their dating intention: cherries for those seeking a serious relationship, grapes for those looking to date, watermelons for those who are not seeking anything serious, and peaches for those looking for a casual relationship. This simple feature normalizes the notion of users disclosing their dating intentions from the first touchpoint with any user, encouraging honesty and transparency.

On Fruitz app, the safety and security of our users is paramount. Fruitz leverages shared infrastructure from the Bumble and Badoo apps for photo moderation.

Fruitz app's premium subscription offerings are Fruitz Premium and Fruitz Golden. Premium features include: Filter by Fruit, which enables users to filter other users by their dating intention, represented by their fruit, and Who Liked Me, which allows users to see who has already liked them.

How We Grow Our Community

We are investing in growing our community by building our apps as distinct brands with complementary but unique user value propositions. For Bumble app, we educate audiences on how women making the first move creates healthier relationships across love, friendship, and business. Badoo app is about helping people overcome the self-doubt they might feel, to open themselves up to others, embrace the journey of meeting people to figure out what they want. Fruitz app is about encouraging honesty and transparency through the disclosure of dating intentions at the outset.

Each of our apps has a specific brand and marketing approach that is appropriate for its business model, stage of maturity and local market nuances. For example, our Bumble app marketing uses hyperlocal messaging brought to life through large-scale campaigns alongside grassroots community building based on our core audience's location.

Our brands' marketing strategies are especially effective due to our centralized performance marketing, partnership, and creative functions. These centralized functions enable us to share marketing learnings across our apps and geographies, allowing for the broadest application of successful strategies.

Our Impact

Since the founding of Bumble app, we have established, engaged in, and supported a wide range of social impact efforts to further our mission, primarily focused on women's empowerment, healthy relationship education, and the reduction in toxicity on our platform and society at large. These include:

- **Engaging Experts to Make our Platform Safe**: We leverage both internal and external experts to continuously improve upon our policies and community guidelines. For example, we are a member of the Technology Coalition, an industry body that shares best practices to combat child sexual exploitation online.

- **In-App Integration of Bumble Initiatives**: The Moves Making Impact product feature within Bumble app allows users to select a cause that matters to them. Then, each time that user sends a first message, Bumble donates to a woman in the Vital Voices Global Partnership network aligned with that cause. Through this partnership, Bumble has donated to causes ranging from supporting transgender people in India to women in the U.S. workplace.

- **Policy Advocacy and Legislation Efforts**: We are continuing our focus on efforts to combat the sending of unsolicited lewd photos. In 2019, we helped pass one of the first state-level laws to address the act of sending unsolicited lewd photos in Texas. We have since helped pass similar legislation in California and Virginia and are supporting similar legislation in New York and Washington D.C. In 2021, we launched a campaign in the UK to support the enactment of a law that makes the unsolicited sending of nude images illegal. Our campaign garnered widespread attention from the media and government, which announced that it is considering how to best legislate a new criminal offense to address cyberflashing. Additionally, in the third quarter of 2022, we contributed the source code for our Private Detector AI feature, which flags unsolicited nude photos, to the open source community in an effort to help others combat cyberflashing.

- **Healthy Relationships**: Bumble is a multi-year partner of the National Domestic Violence Hotline, with a shared commitment to help empower people across the United States to create healthy and equitable relationships both online and in real life.

- **Philanthropic Partnerships Program**: We aim to build meaningful partnerships that support our mission, inform our products, bolster the safety and wellbeing of our community, and engage our employees.

Human Capital

Our company culture and people practices are critical to achieving our mission of creating a world where all relationships are healthy and equitable, and our values are rooted in growth, kindness, equity, accountability and honesty.

Diversity & Inclusion

The diversity of our management team and workforce is key to our success and reflects our mission and values. We strongly encourage people of color, lesbian, gay, bisexual, transgender, queer and non-binary people, veterans, and individuals with disabilities to apply to work with us. We seek to be fully reflective of the communities we serve around the world. As of the date of this Annual Report, 73% of our Board and more than 50% of our management team are women. As of December 31, 2022, we had over 950 full-time employees, of which approximately 770 are located outside of the United States.

We are focused on building an inclusive culture and sustaining a diverse workforce through a variety of company initiatives. As part of that effort, we have established several employee resource groups ("ERG"s), each with a mission of bringing our employees together, collectively learning, sharing meaningful experiences, addressing challenges, providing access to supportive services and building inclusive communities within Bumble. At the center of this initiative is Diversibees, an intersectional, employee-led organization consisting of more than 300 employees. Single-identity affinity groups come together under the Diversibees umbrella.

Our ERGs sponsor many initiatives throughout the year, which build community and advocacy through workshops, newsletters, listening circles, leadership development and other training programs, and cultural celebrations.

Other company initiatives include: continuing to expand the role of our Diversity, Equity, Inclusion and Belonging Center of Excellence, setting workforce representation goals, providing diversity and inclusion training to all employees, and continuing our investment in the Bumble Tech Academy graduates, which encourages and supports the transition of talent from underrepresented groups and communities to the tech sector.

Talent Acquisition, Development & Retention

We compete to attract and retain highly talented individuals, particularly people with expertise in computer science, software engineering, product development, data science and engineering and machine learning. Our ability to recruit top talent is driven by our mission-first orientation, meaningful and impactful work, commitment to employee development, health and wellbeing and our brands' reputation.

We invest in development to help employees grow and build their careers. We sponsor training, education and leadership development opportunities for our employees designed to provide them with the knowledge, skills and habits necessary to succeed in their jobs and careers. In 2022, we optimized our performance evaluation processes and piloted a manager development program, which we plan to expand to all managers in 2023.

To build an organization where employees feel engaged, valued and heard, we gather and respond to employees' feedback in a variety of ways, including through periodic employee engagement surveys, new joiner surveys, one-on-one interactions, and regular "All Hands" meetings that bring the entire company together. Participation in our most recent employee engagement survey was active, with approximately seven in ten employees completing the survey. We maintain open lines of communication to help us understand our employees' needs so that we can continuously improve as an employer of choice for our current and future employees.

Benefits, Safety & Wellbeing

The success of our business is fundamentally connected to the wellbeing of our people. We continue to invest in benefits that help our employees, support our mission, and align with market practice across five key health pillars: physical, mental, financial, family, and social.

We offer a competitive benefits package, which includes access to private healthcare coverage for employees and their families, paid six-month leave for parents regardless of gender, path to parenthood support, unlimited paid time off, and paid leave for survivors of domestic violence or violent crimes. We also invest in initiatives for financial and retirement planning.

The safety of our employees remains among our top priorities. We regularly engage a mental health liaison to work with our internal safety team, host benefit sessions on topics of safety, and offer mental healthcare resources to employees.

Competition

The online dating industry is fast growing and highly competitive. We compete with a number of companies that provide dating products and services for the same markets in which we operate, including other online dating platforms and social media platforms that offer dating features. However, online dating is not a winner-take-all market, with users on average using two different apps at the same time—and very few competitors operate at our scale or level of brand awareness. In addition, we compete with offline dating services, such as in-person matchmakers, as well as more traditional forms of dating that involve people meeting offline without the use of dating products or services altogether. Because of the extensibility of the Bumble app platform beyond dating, we also compete with social media and networking platforms in that context.

Intellectual Property

We believe that our rights in our intellectual property, including patents, designs, copyrights, trademarks and domain names, as well as contractual provisions and restrictions on access to our proprietary technology, are important to our marketing efforts to develop brand recognition and differentiate our brand from our competitors. We own a number of trademarks that have been registered, or for which registration applications are pending, in the U.S. as well as in certain foreign jurisdictions. These trademarks include, among others, BUMBLE, BADOO and FRUITZ. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar services and goods. We expect to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

In addition to trademark protection, we own numerous domain names, including www.bumble.com, and patents and designs for various product features. We also enter into, and rely on, confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners to protect our inventions, trade secrets, proprietary technology and other confidential information. We further protect the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and in our vendor terms and conditions. For information regarding risks related to our intellectual property, please see "Item 1A—Risk Factors—Risks Related to Information Technology Systems and Intellectual Property."

Seasonality

We experience seasonality in user growth, user engagement, Paying User growth, and monetization on our platform. Historically, we have seen an increase in all of these metrics in January due in part to seasonal demand in the lead up to Valentine's Day, and during the Northern Hemisphere summer. Generally, our highest performing months for user growth and user engagement are during the first and third quarters of the fiscal year, and our highest performing months for Total Paying Users are in the third and fourth quarters of the fiscal year.

Licensing and Regulation

We are subject to a variety of laws and regulations in the United States and around the world that involve matters central to our business. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws may relate to privacy, data protection and personal information, online safety, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, taxation, economic or other trade prohibitions or sanctions, anti-corruption law compliance, securities law compliance, online payment services, and labor and employment. In particular, we are subject to federal, state, and foreign laws regarding privacy and protection of people's data and we currently, and from time to time, may not be in technical compliance with all such laws. Foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain and difficult to predict, particularly in the rapidly-evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.

Proposed, new and evolving legislation and regulations could also significantly affect our business. For example, the implications of the European Union ("EU") and United Kingdom's General Data Protection Regulation (collectively referred to as "GDPR"), which applies to our products and services, are far-reaching and constantly evolving. The GDPR includes operational requirements for companies that are established in the European Economic Area or United Kingdom, respectively, and for companies that receive or process personal data of individuals located in those jurisdictions, and includes significant penalties for non-compliance. In addition to the GDPR, there are a number of legislative proposals in the EU as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. There are other privacy and data protection laws and regulations that impact the products and services we offer to users in different countries. In the United States, there are a number of state laws, such as the California Consumer Privacy Act, which, as amended by the California Privacy Rights Act (collectively, "CCPA"), modified the legal regime in California, including by expanding consumers' rights with respect to certain sensitive personal information, and created a new state agency, the first of its kind in the United States, which is vested with authority to implement and enforce the CCPA. There are other U.S. states that have passed comprehensive privacy laws that have either come into force – Virginia – or will come into force later this year – Colorado, Connecticut, and Utah, or that have pending privacy bills in their respective legislatures. At a national level in the United States, Congress may pass a comprehensive federal privacy statute and agencies such as the Federal Trade Commission are increasing their enforcement efforts and considering adopting new privacy rules. New privacy laws or regulations are likely to grant enhanced privacy rights to individuals and impose obligations on us as a business operating in those jurisdictions. In addition, some countries are considering or have passed legislation requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. For information regarding risks related to these compliance requirements, please see "Item 1A—Risk Factors—Risks Related to Regulation and Litigation—We must comply with rapidly-evolving privacy and data protection laws across jurisdictions, and the failure to do so could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business."

The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in the "Risk Factors" section of this Annual Report for information regarding how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have a material adverse effect on our business.

Emerging Growth Company Status

In connection with our IPO, we elected to be an Emerging Growth Company ("EGC"), as defined in the Jumpstart Our Business Startups Act. An EGC is defined as a company with total annual gross revenues of less than $1.235 billion during its most recently completed fiscal year. A company will retain its EGC status until the earlier of: (1) the last day of the fiscal year in which it exceeds $1.235 billion in annual gross revenues; (2) the last day of the fiscal year following the fifth anniversary of the date it first sold securities pursuant to an initial public offering registration statement; (3) the date on which the EGC has, within the previous three years, issued $1 billion of nonconvertible debt; or (4) the date it is deemed to be a large accelerated filer (an SEC registered company with a public float of at least $700 million).

Effective December 31, 2022, we are a large accelerated filer and accordingly are no longer an EGC.

Additional Information

Bumble Inc. was incorporated in Delaware on October 5, 2020. Our principal executive offices are located at 1105 West 41st Street, Austin, Texas 78756, and our telephone number is (512) 696-1409.

Our website address is www.bumble.com and our investor relations website is located at https://ir.bumble.com. The information posted on our website is not incorporated into this Annual Report. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") are available free of charge on our investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC").

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, as part of our investor relations website. The contents of these websites are not intended to be incorporated by reference into this report or in any other report or document we file.

Website and Social Media Disclosure

We use our websites (www.bumble.com and ir.bumble.com) and at times our corporate Twitter account (@bumble) and LinkedIn (www.linkedin.com/company/bumble) to distribute company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. In addition, you may automatically receive e-mail alerts and other information about Bumble when you enroll your e-mail address by visiting the "E-mail Alerts" section of our website at ir.bumble.com. The contents of our website and social media channels are not, however, a part of this Annual Report.

Item 1A. Risk Factors

You should carefully consider the following risks and all of the other information set forth in this Annual Report, including without limitation "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes in "Item 8—Financial Statements and Supplementary Data." The following risk factors have been organized by category for ease of use; however, many of the risks may have impacts in more than one category.

Risks Related to Our Brand, Products and Operations

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products or do not convert to paying users, our revenue, financial results and business may be significantly harmed.

The size of our user base and our users' level of engagement are critical to our success. Our apps monetize via a freemium model where the use of our service is free and a subset of our users pay for subscriptions or in-app purchases to access premium features. Our financial performance has thus been and will continue to be significantly determined by our success in adding, retaining and engaging users of our products and converting users into paying subscribers or in-app purchasers. We expect that the size of our user base will fluctuate or decline in one or more markets from time to time, including if users find meaningful relationships on our platforms and no longer need to engage with our products. Furthermore, if people do not perceive our products to be useful, reliable, and/or trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A number of other online dating companies that achieved early popularity have since experienced slower growth or declines in their user bases or levels of engagement. There is no guarantee that we will not experience a similar erosion of our user base or engagement levels. User engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect user retention, growth, and engagement, including if:

- users increasingly engage with other competitive products or services;

- user behavior on any of our products changes, including decreases in the quality of the user base and frequency of use of our products and services;

- users feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size and quality of ads that we display;

- there are decreases in user sentiment due to questions about the quality of our user data practices or concerns related to privacy and the sharing of user data;

- there are decreases in user sentiment due to questions about the quality or usefulness of our products or concerns related to safety, security, well-being or other factors;

- users are no longer willing to pay (or pay as much) for subscriptions or in-app purchases, including due to changes to the payment platform or payment methods;

- users have difficulty installing, updating or otherwise accessing our products on mobile devices as a result of actions by us or third parties, such as application marketplaces and device manufacturers, that we rely on to distribute our products and deliver our services;

- we fail to introduce new features, products or services that users find engaging or if we introduce new products or services, or make changes to existing products and services, that are not favorably received;

- we fail to keep pace with evolving online, market and industry trends (including the introduction of new and enhanced digital services);

- we fail to appeal to and engage the younger demographic of users (for example, Gen Z), with their different dynamics of connection;

- initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties or otherwise;

- there is a decrease in user retention as a result of users finding meaningful relationships on our platforms and no longer needing to engage with our products;

- third-party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued;

- we adopt terms, policies or procedures related to areas such as user data or advertising that are perceived negatively by our users or the general public;

- we fail to combat inappropriate or abusive activity on our platform;

- users, particularly women, do not perceive our products as being safer than other competitive products or services;

- we fail to provide adequate customer service to users, marketers or other partners;

- we fail to protect our brand image or reputation;

- we, our partners or companies in our industry are the subject of adverse media reports or other negative publicity, including as a result of our or their user data practices;

- technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the user experience, such as security breaches, distributed denial-of-service attacks or failure to prevent or limit spam or similar content;

- there is decreased engagement with our products as a result of internet shutdowns or other actions by governments that affect the accessibility of our products in any of our markets;

- there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we have implemented, or may implement, in the future in connection with regulations, regulatory actions or otherwise;

- there is decreased engagement due to the expansion of one of our apps into new markets which cannibalizes any of our other apps that historically operated in such markets;

- there is decreased engagement with our products as a result of changes in prevailing social, cultural or political preferences in the markets where we operate; or

- there are changes mandated by legislation, regulatory authorities or litigation that adversely affect our products or users.

From time to time, certain of these factors have negatively affected user retention, growth, and engagement to varying degrees. See "—Access to our products depends on mobile app stores and other third parties such as data center service providers, as well as third-party cloud infrastructure and service providers, payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Increasing adoption and enforcement by third parties such as the Apple App Store or Google Play Store of policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, or increase the costs to do so, could materially adversely affect our business, financial condition and results of operations." If we are unable to maintain or increase our user base and user engagement, our revenue and financial results may be materially adversely affected. In addition, we may not experience rapid user growth or engagement in countries where, even though mobile device penetration is high, due to the lack of sufficient cellular based data networks, consumers rely heavily on Wi-Fi and may not access our products regularly throughout the day. Any decrease in user retention, growth or engagement could render our products less attractive to users, which is likely to have a material and adverse impact on our revenue, business, financial condition and results of operations. If our user growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive revenue growth.

The dating industry is highly competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business.

The dating industry is highly competitive, with a consistent stream of new products and entrants. Some of our competitors may enjoy better competitive positions in certain geographical regions, user demographics or other key areas that we currently serve or may serve in the future. These advantages could enable these competitors to offer products that are more appealing to users and potential users than our products, or to respond more quickly and/or cost-effectively than us to new or changing opportunities.

In addition, within the dating industry generally, costs for consumers to switch between products are low, and consumers have a propensity to try new approaches to connecting with people and to use multiple dating products at the same time. As a result, new products, entrants and business models are likely to continue to emerge. It is possible that a new product could gain rapid scale at the expense of existing brands through harnessing a new technology, or a new or existing distribution channel, creating a new or different approach to connecting people or some other means.

Potential competitors include larger companies that could devote greater resources to the promotion or marketing of their products and services, take advantage of acquisition or other opportunities more readily or develop and expand their products and services more quickly than we do. Potential competitors also include established social media companies that may develop products, features, or services that may compete with ours or operators of mobile operating systems and app stores. For example, Facebook has introduced a dating feature on its platform, which it has rolled out in North America, Europe and other markets around the globe. These social media and mobile platform competitors could use strong or dominant positions in one or more markets, and ready access to existing large pools of potential users and personal information regarding those users, to gain competitive advantages over us. These may include offering different product features, services or pricing models that users may prefer or offering their products and services to users at no charge, which may enable them to acquire and engage users at the expense of our user growth or engagement.

If we are not able to compete effectively against our current or future competitors and products that may emerge, the size and level of engagement of our user base may decrease, which could materially adversely affect our business, financial condition and results of operations.

Distribution and marketing of, and access to, our products depends, in significant part, on a variety of third-party publishers and platforms. If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of our products in any material way, it could materially adversely affect our business, financial condition and results of operations.

We market and distribute our products (including related mobile applications) through a variety of third-party publishers and distribution channels. Our ability to market our brands on any given property or channel is subject to the policies of the relevant third party. There is no guarantee that popular mobile platforms will continue to feature our products, or that mobile device users will continue to use our products rather than competing products. We are dependent on the interoperability of our products with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products' functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products or our delivery of ads could materially adversely affect the usage of our products on mobile devices. For example, the release of iOS 14.5 in April 2021 brought with it the need for app users to opt in before their identifier for advertisers ("IDFA") can be accessed by an app, requiring advertisers to use Apple's SKAdNetwork for attribution (Apple's framework that allows advertisers to attribute app installs to a specific ad campaign while maintaining user privacy when advertising to users on the iOS platform). Apple's IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. As some users choose not to opt in to grant IDFA access, our ability to accurately target, track and measure our advertising campaigns at the user level has become limited and may become more limited, and we may thus experience increases in cost per registration and/or decreases in return on advertising spend. Moreover, this opt-in requirement on iOS has had and may have a broader impact and cause increased competition on Android through the migration of other advertisers' advertising campaigns to that platform, which may have contributed to, and may contribute to, further increases in our cost per registration due to increases in cost per impression for Android ad inventory that we purchase. Apple recently announced an update to its SKAdNetwork - SKAN 4.0, which is intended to give advertisers improved visibility into users' post-install behavior. However, the way in which advertisers adopt to any changes in SKAN 4.0 may impact the advertising ecosystem, increase advertising competition and affect our business in a negative way. Meanwhile, Google announced a multi-year initiative with the goal of strengthening privacy on Android, which may include the abolishment of Advertising IDs (Google's unique user IDs for advertising) and limitations on sharing user data with third parties. While Google has stated that this will be a slower transition than Apple's implementation and update of the SKAdNetwork, and that Google is implementing systems around attribution and targeting to limit the disruption to advertisers, any such changes in the future may cause increases in our cost per registration and/or decreases in return on advertising spend, and may materially adversely affect our business, financial condition and results of operations.

Further, some of the third-party publishers and distribution channels through which we market and distribute our products have rolled out or may in the future roll out their own dating products, such as Facebook. If these third-party publishers and distribution channels limit our ability to reach their users, our business, financial condition and results of operations may be materially adversely affected.

In addition, certain publishers and channels have, from time to time, limited or prohibited advertisements for dating products for a variety of reasons, including as a result of poor behavior by other industry participants. There is no assurance that we will not be limited or prohibited from using certain current or prospective marketing channels in the future. If this were to happen in the case of a significant marketing channel and/or for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

Finally, many users historically registered for (and logged into) the application through their Facebook profiles, their Apple IDs or their Google Account. While we have other methods that allow users to register for (and log into) our products, no assurances can be provided that users will use these other methods. Facebook, Apple and Google have broad discretion to change their terms and conditions in ways that could limit, eliminate or otherwise interfere with our ability to use Facebook, Apple or Google as a registration method or to allow Facebook, Apple or Google to use such data to gain a competitive advantage. If Facebook, Apple or Google did so, our business, financial condition and results of operations could be materially adversely affected. Additionally, if security on Facebook, Apple or Google is compromised, if our users are locked out from their accounts on Facebook, Apple or Google or if Facebook, Apple or Google experiences an outage, our users may be unable to access our products. As a result, user growth and engagement on our service could be materially adversely affected, even if for a temporary period.

We also rely on large tech platforms such as Google for targeted advertisement and performance marketing. In the event that we are no longer able to conduct targeted advertisement and performance marketing through such platforms, including because of increased costs of advertising on these platforms, or changes in government regulations in the countries where we advertise through these platforms (for example, under the EU Digital Services Act, online platforms must ensure that users can easily identify advertisements and understand who presents or pays for the advertisement), our user acquisition and revenue stream may be materially adversely affected. Any of these events could materially adversely affect our business, financial condition and results of operations.

Access to our products depends on mobile app stores and other third parties such as data center service providers, as well as third-party cloud infrastructure and service providers, payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Increasing adoption and enforcement by third parties such as the Apple App Store or Google Play Store of policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, or increase the costs to do so, could materially adversely affect our business, financial condition and results of operations.

Our products depend on mobile app stores and other third parties such as data center service providers, as well as third-party cloud infrastructure and service providers, payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Our mobile applications are almost exclusively accessed through and depend on the Apple App Store and the Google Play Store. While our mobile applications are generally free to download from these stores, we offer our users the opportunity to purchase subscriptions and certain à la carte features through these applications. We determine the prices at which these subscriptions and features are sold, subject to approval by Apple or Google, as relevant. Purchases of these subscriptions and features via our mobile applications are mainly processed through the in-app payment systems provided by Apple and Google. We pay Apple and Google, as applicable, a meaningful share (up to 30%) of the revenue we receive from transactions processed through in-app payment systems (Google reduced its in-app purchase fees for subscription payments to 15% as of January 1, 2022). If the Apple App Store or the Google Play Store were to experience an outage, or if either decided to exit a market, many of our users may be unable to access our apps, which could materially adversely affect our business, financial condition and results of operations.

Furthermore, both Apple and Google have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of our applications, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by Apple and Google through our applications, and to interpret their respective terms and conditions in ways that may limit, eliminate or otherwise interfere with our products, our ability to distribute our applications through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in-app products, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect. To the extent either or both of them do so, our business, financial condition and results of operations could be materially adversely affected. For example, Google has implemented a policy whereby only Google Play's in-app billing system can be used for transactions in its store. We have increased compliance with this policy across our markets, which has had and may continue to have a negative impact on our revenue, earnings margins and numbers of Paying Users, especially in markets that tend to have lower value subscriptions and higher concentrations of Android users. In addition, prompted by Google's billing policy, we decided to temporarily stop the use of non-native payment options for Badoo app users on Android during the third quarter of 2021, which caused disruptions for users and led to a decline in Paying Users for Badoo app. In March 2022, Google announced a pilot program called "user choice billing," whereby Google will allow a small number of participating developers to offer an additional billing option besides Google Play's billing system. In parallel, Google also announced a new program allowing developers of non-gaming apps selling digital content or services the option of offering their users in the European Economic Area an alternative to Google Play's billing system. We are currently considering our approach to these new programs, but participation in these programs may subject us to higher fees and cause a disruption to the user journey, which could cause a decrease in paying user conversion rates. In the event that we do not proceed with Google's user choice billing then, as of today, we would only be able to offer Google Play's in-app billing system. Failing to comply with this policy may result in removal from the Google Play store. If Google removes our apps from the Google Play store, it would significantly reduce our ability to distribute our products to users, which would decrease the size of the user base we could convert into Paying Users, and would materially adversely affect our business, financial condition and results of operations. In another recent example, in December 2021 the Netherlands Authority for Consumers and Markets ordered Apple to adjust the conditions in its Netherlands App Store that apply to dating app developers in order to provide dating app developers the ability to offer different payment options. To comply with these orders, Apple announced that it will allow dating app developers in the Netherlands App Store to include an in-app link directing customers to the developer's website to complete a purchase, or use a third-party payment system within the app (however, Apple also indicated that dating app developers that offer alternative methods of payment will now pay Apple a 27% commission on transactions that use a third-party payment system within the app). Similarly, South Korea passed a bill banning major app store operators from requiring developers to only use their payment systems to process the sale of digital products and services. In response, Apple indicated that app developers that offer alternative methods of payment will now pay Apple a 26% commission on transactions that use a third-party payment system within the app. If other markets take similar actions, we will increasingly become subject to different, country-specific policies and commissions of major app store operators, we will need to devote more resources and time in creating and managing separate app bundles for each country in which we want to offer alternative payment options, which may become burdensome, and/or we could become subject to higher commissions, any of which could materially adversely affect our business, financial condition and results of operations.

If we are not able to maintain the value and reputation of our brands, our ability to expand our base of users may be impaired, and our business and financial results may be harmed.

We believe that our brands have significantly contributed to the success of our business. We also believe that maintaining, protecting and enhancing our brands is critical to expanding our base of users and, if we fail to do so, our business, financial condition and results of operations could be materially adversely affected. We believe that the importance of brand recognition will continue to increase, given the growing number of online dating and social connection sites and applications, or "apps," and the low barriers to entry for companies offering online dating, social connection and other types of personal services. Many of our new users are referred by existing users. Maintaining our brands will depend largely on our ability to continue to provide useful, reliable, trustworthy and innovative products, which we may not do successfully.

Further, we may experience media, legislative, or regulatory scrutiny of our actions or decisions regarding user privacy, encryption, content, advertising and other issues, which may materially adversely affect our reputation and brands. In addition, we may fail to respond expeditiously or appropriately to objectionable practices by users, or to otherwise address user concerns, which could erode confidence in our brands. Maintaining and enhancing our brands will require us to make substantial investments and these investments may not be successful.

Changes to our existing brands and products, or the introduction of new brands or products, could fail to attract or retain users or generate revenue and profits.

Our ability to retain, increase, and engage our user base and to increase our revenue depends heavily on our ability to continue to evolve our existing brands and products and to create successful new brands and products, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing brands and products, or acquire or introduce new and unproven brands, products and product extensions, including using technologies with which we have little or no prior development or operating experience. We have also invested, and expect to continue to invest, significant resources in growing our products to support increasing usage as well as new lines of business, new products, new product extensions and other initiatives to generate revenue. The launch of our Bumble BFF product extension in 2016 and our Bumble Bizz product extension in 2017, which have not yet generated significant revenue for us, are examples. There is no guarantee that investing in new lines of business, new products, new product extensions and other initiatives will succeed. If our new or enhanced brands, products or product extensions fail to engage users, marketers, or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be materially adversely affected.

We may also introduce new products, features or terms of service or policies, and seek to find new, effective ways to show our community new and existing products and alert them to events and meaningful opportunities to connect, that users do not like, which may negatively affect our brands. New products may provide temporary increases in engagement that may ultimately fail to attract and retain users such that they may not produce the long-term benefits that we expect.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture and financial performance may suffer.

We have experienced rapid growth and demand for our services since inception. We have expanded our operations rapidly and have limited operating experience at our current size. As we have grown, we have increased our employee headcount and we expect headcount growth to continue for the foreseeable future. Further, as we grow, our business becomes increasingly complex. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing, focus on innovative product and content development, upgrade our management information systems and other processes, and obtain more space for our expanding staff. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a diffuse and growing employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. Moreover, we have been, and may in the future be, subject to legacy claims or liabilities arising from systems, product features or controls in earlier periods of our rapid development.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly-evolving nature of the market in which we operate, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition, and operating results.

We operate in various international markets, including certain markets in which we have limited experience. As a result, we face additional risks in connection with certain of our international operations.

Our apps are available in many different languages, all over the world. Operating internationally, particularly in countries in which we have limited experience, exposes us to a number of additional risks, including:

- operational and compliance challenges caused by distance, language and cultural differences;

- difficulties in staffing and managing international operations;

- differing levels of social and technological acceptance of our products or lack of acceptance of them generally;

- foreign currency fluctuations;

- restrictions on the transfer of funds among countries and back to the United States, as well as costs associated with repatriating funds to the United States;

- differing and potentially adverse tax laws;

- multiple, conflicting and changing laws, rules and regulations (including those intended to strengthen a government's control over the internet and to reduce its dependence on foreign companies and countries), and difficulties understanding and ensuring compliance with those laws by both our employees and our business partners, over whom we exert no control;

- compliance challenges due to different laws and regulatory environments, particularly in the case of intellectual property, privacy, data security, and intermediary liability, and consumer protection;

- actions by governments or others to restrict access to or censor content on our platform, whether these actions are taken for political reasons, in response to decisions we make regarding governmental requests or content generated by our users, or otherwise;

- competitive environments that favor local businesses;

- increased competition from largely regional websites, mobile applications and services that provide real-time communications and have strong positions in particular countries, which have expanded and may continue to expand their geographic footprint;

- limitations on the level of intellectual property protection;

- low usage and/or penetration of internet-connected consumer electronic devices or a wide diversity of device capabilities and operating systems (for example, some countries may have a high penetration of older phones running on older versions of operating systems that are not adequately supported by our updated software);

- geopolitical tension or social unrest and economic instability, particularly in countries in which we operate;

- trade sanctions such as those administered by the U.S. Office of Foreign Assets Control, that restrict our dealings with certain sanctioned countries, territories, individuals and entities; these laws and regulations are complex, frequently changing, and increasing in number, and may impose additional prohibitions or compliance obligations on our dealings in certain countries and territories;

- political unrest, terrorism, war, health and safety epidemics (such as COVID-19) or the threat of any of these events;

- breaches or violation of any anti-corruption laws, rules or regulations applicable to our business, including but not limited to the Foreign Corrupt Practices Act of 1977, as amended; and

- any failure to comply with any demand by enforcement authorities to access our user data, which could lead to our inability to operate in such country or other punitive acts.

The occurrence or impact of any or all of the events described above could materially adversely affect our international operations, which could in turn materially adversely affect our business, financial condition and results of operations.

Our operations may be adversely affected by ongoing developments in Russia, Ukraine and surrounding countries, including due to the impact of our decision to discontinue our operations in Russia and remove our apps from the Apple App Store and Google Play Store in Russia and Belarus.

Historically, we have had business operations in Russia. Prior to the Russian invasion of Ukraine in February 2022, we leased office space in Moscow and had approximately 125 employees based out of the Moscow office, consisting primarily of engineers responsible for services including anti-spam, integrity, incident management and product development and services related to supportive IT infrastructure.

On March 8, 2022, we announced the discontinuation of our operations in Russia and the removal of all of our apps from the Apple App Store and Google Play Store in Russia and Belarus. We closed our Moscow office and shifted our resources based in Moscow, where feasible, to other geographic locations. The removal of our apps from the Apple App Store and Google Play Store in Russia and Belarus has reduced our revenue (predominantly Badoo app revenue) and Paying Users from these countries. Furthermore, in connection with the office closure, we have experienced, and may continue to experience, increased costs as we shift our resources to other geographies.

Additionally, Russian measures imposed against Western companies and/or escalating sanctions and trade control measures implemented against Russia (and Belarus) in response to the conflict may also impact us. For example, the significant expansion of the sanctions lists in the EU, UK, United States, Canada (and other jurisdictions) and other measures to limit Russia and Belarus' access to global financial markets and systems may have an impact on our ability to make and receive payments to/from Russian and Belarussian individuals or entities. Such measures may also continue to have an impact on our ability to continue operating in Ukraine by restricting our ability to offer services in the region.

These measures, and others which may be implemented by the authorities in certain of these jurisdictions, are complex and still evolving. Any alleged or actual failure to comply with these measures as we finalize the extrication of our business operations from Russia may subject us to government scrutiny, civil and/or criminal proceedings, sanctions and other liabilities, which may have a material adverse effect on our international operations, financial condition and results of operations.

There may also be other practical consequences for our operations in the broader European region, including in the neighboring countries:

- A cyber-attack by Russia targeting Ukraine and any associated internet outage, power outages and infrastructure damage linked to the escalation of military operations by Russia in Ukraine, may affect the performance and operation of our independent contract moderators based in Ukraine and our ability to continue providing web / app services to users in the region.

- Disruption to our services in the region may also arise from the knock-on impact of the decisions of other multinational companies that form part of our business ecosystem to withdraw or end their services in the region.

- Consumer behavior and spending patterns in the region may be negatively affected by the ongoing geopolitical events and their consequences, potentially reducing demand for our services in the affected areas.

Due to the discontinuation of our operations in Russia, we have experienced reduced revenues and Paying Users from Russia and Belarus, as well as increased costs. While it is difficult to estimate with certainty the continued effect of the invasion of Ukraine by Russia, current or further economic sanctions, any involvement of other countries or expansion in hostilities, and any retaliatory measures by Russia in response, we may continue to experience these and other adverse effects on our operations and results.

Our growth and profitability rely, in part, on our ability to attract and retain users through cost-effective marketing efforts, including through our social media presence and use of sponsorships, brand ambassadors, spokespersons and social media influencers. Any failure in these efforts could materially adversely affect our business, financial condition and results of operations.

Attracting and retaining users for our products involve considerable expenditures for online and offline marketing. Historically, we have had to increase our marketing expenditures over time in order to attract and retain users and sustain our growth. Evolving consumer behavior can affect the availability of profitable marketing opportunities. For example, as consumers communicate more via messaging apps and other virtual means, to continue to reach potential users and grow our businesses, we must identify and devote more of our overall marketing expenditures to newer advertising channels, such as mobile and online video platforms as well as targeted campaigns in which we communicate directly with potential, former and current users via new virtual means. Generally, the opportunities in and sophistication of newer advertising channels are relatively undeveloped and unproven, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the advertising industry. Any failure to do so could materially adversely affect our business, financial condition and results of operations.

In addition, from time to time, we use the success stories of our users, and utilize sponsorships, Bumble app brand ambassadors, spokespersons and social media influencers, including in some cases celebrities, in our advertising and marketing programs to communicate on a personal level with consumers. If these individuals act in a way that is contrary to our women-first mission or that harms their personal reputation or image, or if they stop using our services and products, it could have an adverse impact on the advertising and marketing campaigns in which they are featured and on our brand. We and our brand ambassadors, spokespersons and social media influencers also use social media channels as a means of communicating with consumers. Unauthorized or inappropriate use of these channels could result in harmful publicity or negative consumer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our reputation and ability to attract and retain users. If our advertising and marketing campaigns do not generate a sufficient number of users, our business, financial condition and results of operations will be materially affected.

We are subject to certain risks as a mission-based company.

We believe that a critical contributor to our success has been our commitment to empower women in their relationships, in an effort to make the world a better place for everyone. The mission of Bumble app is a significant part of our business strategy and who we are as a company. We believe that Bumble app users value our commitment to our mission. However, because we hold ourselves to such high standards, and because we believe our users have come to have high expectations of us, we may be more severely affected by negative reports or publicity if we fail, or are perceived to have failed, to live up to Bumble app's mission. For example, providing a safe online community for users to build new relationships and to empower women is central to Bumble app's mission. As a result, our brands and reputation may be negatively affected by the actions of users that are deemed to be hostile or inappropriate to other users or disempowering to women or by the actions of users acting under false or inauthentic identities. Similarly, any negative publicity about activity in the business that is perceived to be disempowering to women would negatively affect our brands and reputation. The damage to our reputation may be greater than other companies that do not have similar values as us, and it may take us longer to recover from such an incident and gain back the trust of our users.

In addition, we may make decisions regarding our business and products in accordance with Bumble app's mission and values that may reduce our short- or medium-term operating results if we believe those decisions are consistent with the mission and will improve the aggregate user experience. Although we expect that our commitment to Bumble app's mission will, accordingly, improve our financial performance over the long term, these decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue and financial results.

Finally, we have in the past and may in the future be subjected to litigation by those that disagree with aspects of Bumble app's mission or features of our platform that we have developed in support of our mission.

Our costs are continuing to grow, and some of our investments have the effect of reducing our operating margin and profitability. If our investments are not successful, our business and financial performance could be harmed.

Operating our business is costly. We anticipate that our expenses will continue to increase in the future as we broaden our user base, develop and implement new products, market new and existing products and promote our brands, continue to expand and maintain our technical infrastructure, and continue to hire additional employees and contractors to support our expanding operations, including our efforts to focus on privacy, safety, and security. In addition, from time to time we may be subject to settlements, judgments, fines, or other monetary penalties in connection with legal and regulatory developments that may be material to our business. We may invest in new platforms and technologies. Some of these investments may generate only limited revenue and reduce our operating margin and profitability. If our investments are not successful, our ability to grow revenue will be harmed, which could materially adversely affect our business and financial performance.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.

We currently depend on the continued services and performance of our key personnel, including Whitney Wolfe Herd. If one or more of our executive officers or key employees were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brands and become more well-known. Our key personnel have been, and may continue to be, subject to poaching efforts by our competitors and other internet and high-growth companies, including well-capitalized players in the social media and consumer internet space. The loss of key personnel, including members of management as well as key engineering, product development, and marketing personnel, could disrupt our operations and have a material adverse effect on our business. The success of our brand also depends on the commitment of our key personnel to our mission. To the extent that any of our key personnel act in a way that does not align with our mission, our reputation could be materially adversely affected. See "—Our employees could engage in misconduct that materially adversely affects us."

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. Despite recent disruption within the tech industry of hiring trends and, in some cases, workforce layoffs, competition for well-qualified, highly skilled employees remains very strong. We have experienced in the past, and continue to experience, difficulty hiring qualified personnel in a timely manner, and we may not be able to fill positions in desired geographic areas or at all, or may experience increased labor costs in order to do so. Our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. While we have established programs to attract new employees and provide incentives to retain existing employees, particularly our senior management, we cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. As we continue to mature, the incentives to attract, retain, and motivate employees provided by our equity awards or by future arrangements may not be as effective as in the past, and if we issue significant equity to attract additional employees or to retain our existing employees, we would incur substantial additional share-based compensation expense and tax expense and the ownership of our existing stockholders would be further diluted. Further, our ability to attract, retain, and motivate employees may also be adversely affected by stock price volatility. In particular, declines in our stock price, or lower stock price performance relative to competitors have been reducing the retention value of our share-based awards, which can impact the competitiveness of our compensation.

Additionally, we believe that our culture and core values have been, and will continue to be, a key contributor to our success and our ability to foster the innovation, creativity and teamwork we believe we need to support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, or if we fail to effectively manage remote work arrangements, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity and retention could suffer, and our business, financial condition and results of operations could be materially adversely affected.

Finally, effective succession planning is also important to our future success. If we fail to ensure the effective transfer of senior management knowledge and smooth transitions involving senior management across our various businesses, our ability to execute short and long term strategic, financial and operating goals, as well as our business, financial condition and results of operations generally, could be materially adversely affected.

Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.

We believe that our entrepreneurial and innovative corporate culture has been a key contributor to our success. We encourage and empower our employees to develop and launch new and innovative products and services, which we believe is essential to attracting high quality talent, partners, and developers, as well as serving the best, long-term interests of our company. If we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork that has been integral to our business, in which case our products and services may suffer and our business, operating results, and financial condition could be adversely impacted.

We may enter into "white label" or licensing agreements in collaboration with third parties that may take actions outside of our control that harm our brand or such arrangements may be otherwise unsuccessful.

We have entered into "white label" agreements and may, from time to time, enter into licensing agreements pursuant to which we license our brand or our product technology to third parties. For example, pursuant to our white label agreements, we agree to set up, operate and maintain a version of our product technology for a third party where the product is branded with such third-party partner's trademarks and other content. If any of our white label partners provide unsatisfactory service to their users, fail to comply with applicable laws or regulations or engage in actions contrary to our mission and it is ascertained that we provide the product technology for such partners, our brands and reputation may be harmed as a result of our affiliation with such white label partner. Further, we may have to record impairment losses or completely write-off any such arrangements resulting in non-cash expenses in the relevant period. In addition, from time to time we license our brand in collaborations with third parties where they, and not we, have primary control over day-to-day operations of the project and, as a result, we may have less control over its ultimate success or its impact on our brand. For example, in December 2021, Bumble collaborated with Juice Marketing to launch Bumble Shop, an e-commerce platform selling Bumble-branded apparel and accessories. Bumble licenses its intellectual property to Juice Marketing, but Juice Marketing is responsible for managing the manufacture of the merchandise, quality control, fulfillment of orders, and related customer service matters. Any harm to our reputation as a result of these partnerships could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Inappropriate actions by certain of our users could be attributed to us and damage our brands' reputations, which in turn could materially adversely affect our business.

Users of our products have been, and may in the future be, physically, financially, emotionally or otherwise harmed by other individuals that such users have met or may meet through the use of one of our products. When one or more of our users suffers or alleges to have suffered any such harm either on our platform or in person after meeting on our products, we have in the past, and could in the future, experience negative publicity or legal action that could damage our brands and our brands' reputation. Similar events affecting users of our competitors' products have in the past, and could in the future, result in negative publicity for the dating industry generally, which could in turn negatively affect our business, particularly if such objectionable events are widely reported.

In addition, the reputations of our brands may be materially adversely affected by the actions of our users that are deemed to be hostile, offensive, defamatory, inappropriate or unlawful. Furthermore, users have in the past and may in the future use our products for illegal or harmful purposes rather than for their intended purposes, such as romance scams, promotion of false or inaccurate information, financial fraud, drug trafficking, sex-trafficking, and recruitment to terrorist groups. While we have systems and processes in place that aim to monitor and review the appropriateness of the content accessible through our products, which include, in particular, reporting tools through which users can inform us of such behavior on the platform, and have adopted policies regarding illegal, offensive or inappropriate use of our products, our users have in the past, and could in the future, nonetheless engage in activities that violate our policies. Additionally, while our policies attempt to address illegal, offensive or inappropriate use of our products, we cannot control how our users engage if and when they meet in person after meeting on our products. These safeguards may not be sufficient to avoid harm to our reputation and brands, especially if such hostile, offensive or inappropriate use is well-publicized. Furthermore, to the extent that our users, particularly women, do not feel safe using our products, our reputation and Bumble app's "women-first" brand would be negatively affected, which may in turn materially adversely affect our business, financial condition and results of operations.

Spam and fake accounts could diminish the experience on our platform, which could damage our reputation and deter people from using our products and services.

Our terms and conditions of use prohibit "spam" content, which refers to a range of abusive activities that is generally defined as unsolicited, repeated actions that negatively impact other people with the general goal of drawing attention to a given account, site, product or idea. In addition, our terms and conditions of use prohibit the creation of fake accounts. Although we continue to invest resources to reduce spam and fake accounts on our platform, we expect that spammers will continue to seek ways to act inappropriately on our platform. Moreover, we expect that increases in the number of accounts on our platform will result in increased efforts by spammers to misuse our platform. We continuously combat spam and fake accounts, including by suspending or terminating accounts we believe to be spammers and launching algorithmic changes focused on curbing abusive activities. However, our actions to combat spam and fake accounts require significant resources and time. If spam and fake accounts increase on our platform, this could hurt our reputation, result in legal liability or continuing operational cost to us and deter people from using our products and services.

Unfavorable media coverage could materially adversely affect our business, brand image or reputation.

We receive a high degree of media coverage globally. Unfavorable publicity and/or false media reports regarding us, our privacy practices, data security compromises or breaches, product changes, product quality, litigation or regulatory activity, including any intellectual property proceeding, or regarding the actions of our partners, our users, our employees or other companies in our industry, could materially adversely affect our brand image or reputation. For example, a third-party report identifying certain vulnerabilities related to Bumble app was published in the fall of 2020. Although we believe we have remediated all such vulnerabilities, the report may have resulted in unfavorable publicity for us. If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our user base, resulting in decreased revenue, fewer app installs (or increased app uninstalls), or slower user growth rates. In addition, if securities analysts or investors perceive any media coverage of us to be negative, the price of our Class A common stock may be materially adversely affected. Any of the foregoing could materially adversely affect our business, financial condition and results of operations. See "—Our employees could engage in misconduct that materially adversely affects us," "—If we are unable to obtain, maintain, protect and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation or other violations of third-party intellectual property, it could materially adversely impact our business, financial condition and results of operations," and "—Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise the confidentiality and/or availability of sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business."

Our employees could engage in misconduct that materially adversely affects us.

Our employees could engage in misconduct that materially adversely affects us. It is not always possible to prevent or detect misconduct by our employees, either personal or in the course of their duties on behalf of the Company, and the precautions we take to prevent and detect this activity (such as training) may not be effective in all cases. Additionally, our remote work environment may require us to develop and implement additional precautions to detect and prevent employee misconduct. Such additional precautions, which may include the implementation of security and other restrictions, may make our systems more difficult and costly to operate and may not be effective in preventing employee misconduct in a remote work environment. If any of our employees were to engage in or be accused of misconduct, or if we were to fail to properly address misconduct, particularly behavior or actions that are inconsistent with our mission-driven culture, we could be exposed to regulatory scrutiny or legal liability, our business and reputation could be materially adversely affected, and we could fail to retain key employees. See "—Unfavorable media coverage could materially adversely affect our business, brand image or reputation."

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review metrics, including our Bumble App Paying Users, Badoo App and Other Paying Users, Total Paying Users, Bumble App ARPPU, Badoo App and Other Average Revenue per Paying User and Total Average Revenue per Paying User metrics, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data gathered on an analytics platform that we developed and operate and have not been validated by an independent third party. While these metrics are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our application when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such account. The methodologies used to measure these metrics require significant judgment and are also susceptible to algorithm or other technical errors. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in our methodology, which could result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. We continually seek to address technical issues in our ability to record such data and improve our accuracy, but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. If partners or investors do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our business, results of operations and reputation may be materially adversely impacted.

Risks Related to Information Technology Systems and Intellectual Property

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise the confidentiality and/or availability of sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business.

Our products and services and the operation of our business involve the collection, storage, processing, and transmission of data, including personal data. The information systems that store and process such data are susceptible to increasing threats of continually evolving cybersecurity risks. In particular, our industry is prone to cyber-attacks by third parties seeking unauthorized access to confidential or sensitive data, including user personal data, or to disrupt our ability to provide services. We face an ever-increasing number of threats to our information systems from a broad range of threat actors, including foreign governments, criminals, competitors, computer hackers, cyber terrorists and politically motivated groups or individuals, and we have previously experienced various attempts to access our information systems. These threats include physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, contractors, consultants, and/or other third parties with otherwise legitimate access to our systems, website or facilities, or from cyber-attacks by malicious third parties which could breach our security controls and disrupt our systems. The motivations of such actors may vary, but breaches that compromise our information technology systems can cause interruptions, delays or operational malfunctions, which in turn could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, the risks related to a security breach or disruption, including through a distributed denial-of-service (DDoS) attack, computer malware, ransomware, viruses, social engineering (predominantly spear phishing attacks), scraping and general hacking, have become more prevalent in our industry and have generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. Such security breaches or disruptions have occurred on our systems in the past and will occur on our systems in the future. We also regularly encounter attempts to create false or undesirable user accounts and advertisements or to take other actions on our platform for objectionable ends. As a result of our prominence, the size of our user base, the types and volume of personal data on our systems, and the evolving nature of our products and services (including our efforts involving new and emerging technologies), we may be a particularly attractive target for such attacks, including from highly sophisticated, state-sponsored, or otherwise well-funded actors.

Our efforts to address undesirable activity on our platform also increase the risk of retaliatory attacks. Such breaches and attacks on us or our third-party service providers may cause interruptions to the services we provide, degrade the user experience, cause users or marketers to lose confidence and trust in our products and decrease the use of our products or stop using our products in their entirety, impair our internal systems, or result in financial harm to us. Any failure to prevent or mitigate security breaches and unauthorized access to or disclosure of our data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could subject us to legal liability, harm our business and reputation and diminish our competitive position. We may incur significant costs in protecting against or remediating such incidents and as cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Our efforts to protect our confidential and sensitive data, the data of our users or other personal information we receive, and to minimize undesirable activities on our platform, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance, including defects or vulnerabilities in our service providers' information technology systems or offerings; government surveillance; breaches of physical security of our facilities or technical infrastructure; or other threats that may surface or evolve.

Moreover, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and may be difficult to detect for long periods of time. Although we have developed technology and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will be successful, that we will be able to anticipate or detect all cyber-attacks or other breaches, that we will be able to react to cyber-attacks or other breaches in a timely manner, or that our remediation efforts will be successful. For example, while our technology has supported remote work, such working environments may be less secure and more susceptible to attack, including phishing and social engineering attempts. We may also incur significant legal and financial exposure, including legal claims, higher transaction fees and regulatory fines and penalties as a result of any compromise or breach of our systems or data security, or the systems and data security of our third-party providers. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, some of our partners may receive or store information provided by us or by our users through mobile or web applications integrated with our applications and we may use third-party service providers to store, transmit and otherwise process certain confidential, sensitive or personal information on our behalf. If these third parties fail to adopt or adhere to adequate data security practices, to comply with applicable legislation, to transfer data with the required adequate measures for the transfer, or in the event of a breach of their networks, our data or our users' data may be improperly accessed, used, or disclosed, which could subject us to legal liability. We cannot control such third parties and cannot guarantee that a security breach will not occur on their systems. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

While our insurance policies include liability coverage for certain of these matters, if we experience a significant security incident, we could be subject to liability or other damages that exceed our insurance coverage and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of larger deductibles or co-insurance requirements, could have a material adverse effect on our results of operations, financial condition and cash flows.

If the security of personal and confidential or sensitive user information that we maintain and store is breached, or otherwise accessed by unauthorized persons, it may be costly to remediate such a breach and our reputation could be harmed.

We receive, process, store, and transmit a significant amount of personal user and other confidential or sensitive information, including user-to-user communications, payment card information and other personal information of our users and employees, and enable our users to share their personal information with each other. In some cases, we engage third-party service providers to store or process this information. We continuously develop and maintain systems to protect the security, integrity and confidentiality of this information, but we have experienced past incidents and cannot guarantee that inadvertent or unauthorized use or disclosure of such information will not occur in the future or that third parties will not gain unauthorized access to such information despite our efforts. When such incidents occur, we may not be able to remedy them, we may be required by law to notify regulators and individuals whose personal information was used or disclosed without authorization, we may be subject to claims against us, including government enforcement actions or investigations, fines and litigation, and we may have to expend significant capital and other resources to mitigate the impact of such events, including developing and implementing protections to prevent future events of this nature from occurring. When breaches of our or our third-party service providers' and partners' information technology systems occur or unauthorized access to any of the confidential, sensitive or other personal information we collect or process occurs, the perception of the effectiveness of our security measures, the security measures of our partners and our reputation may be harmed, we may lose current and potential users and the recognition of our various brands and such brands' competitive positions may be diminished, any or all of which might materially adversely affect our business, financial condition and results of operations. See "—We must comply with rapidly-evolving privacy and data protection laws across jurisdictions, and the failure to do so could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business."

We are subject to a number of risks related to payment card transactions, including data security breaches and fraud that we or third parties experience or additional regulation, any of which could materially adversely affect our business, financial condition and results of operations.

In addition to purchases through the Apple App Store and the Google Play Store, we accept a number of direct payment options from our users, which are facilitated by online payment service providers, including credit and debit cards, mobile and internet provider billing, online wallet-based payments, bank transfers, and ticket- and voucher-based payments. The ability to access payment information on a real-time basis without having to proactively reach out to the consumer each time we process an auto-renewal payment or a payment for the purchase of a premium feature on any of our dating products is critical to our success and a seamless experience for our users.

When we or a third party experiences a data security breach involving payment card information, affected cardholders will often cancel their payment cards. In the case of a breach experienced by a third party, the more sizable the third party's customer base and the greater the number of payment card accounts impacted, the more likely it is that our users would be impacted by such a breach. To the extent our users are ever affected by such a breach experienced by us or a third party, affected users would need to be contacted to obtain new payment card information and process any pending transactions. It is likely that we would not be able to reach all affected users, and even if we could, some users' new payment card information may not be obtained and some pending transactions may not be processed, which could materially adversely affect our business, financial condition and results of operations.

We work with our payment service providers to utilize tokenization tools to replace sensitive cardholder information with a stand-in token to help secure individual cardholder bank account details in payment card transactions and to reduce the number of systems that have access to our customers' payment card information. While these tokenization tools can help limit the data security risks associated with payment card transactions, it does not eliminate those risks altogether.

Even if our users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their payment cards online and choose alternative payment methods that are not as convenient for us or restrict our ability to process payments without significant cost or user effort.

Additionally, if we fail to adequately prevent fraudulent payment card transactions, we may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of our security measures, significantly higher payment card-related costs and substantial remediation costs, or refusal by payment card processors to continue to process payments on our behalf, any of which could materially adversely affect our business, financial condition and results of operations.

Finally, the passage or adoption of any legislation or regulation affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments may materially adversely affect our business, financial condition and results of operations. For example, under the Payment Services Regulation 2017, banks and other payment services providers must develop and implement strong customer authentication to check that the person requesting access to an account or trying to make a payment is permitted to do so. This has impacted and could materially adversely affect our payment authorization rate, user journey and paying user conversion rates. Legislation or regulation regarding the foregoing, or changes to existing legislation or regulation governing subscription payments, have been enacted or are being considered in many U.S. states. While we monitor and attempt to comply with these legal developments, we have been in the past, and may be in the future, subject to claims under such legislation or regulation.

Our success depends, in part, on the integrity of third-party systems and infrastructure and on continued and unimpeded access to our products and services on the internet.

We rely on third parties, primarily data center service providers (such as colocation providers), as well as third-party cloud infrastructure and service providers, payment aggregators, computer systems, internet transit providers and other communications systems and service providers, in connection with the provision of our products generally, as well as to facilitate and process certain transactions with our users. We have no control over any of these third parties, and while we actively reduce risk by minimizing reliance on any single third party or their operations, we cannot guarantee that such third-party providers will not experience system interruptions, outages or delays, or deterioration in their performance.

Problems or insolvency experienced by third-party data center service providers (such as colocation providers), cloud infrastructure and service providers, and payment aggregators, upon whom we rely, the telecommunications network providers with whom we or they contract or with the systems through which telecommunications providers allocate capacity among their customers could also materially adversely affect us. Any changes in service levels at our data centers, cloud infrastructure and service providers, or payment aggregators, or any interruptions, outages or delays in our systems or those of our third-party providers, or deterioration in the performance of these systems, could impair our ability to provide our products or process transactions with our users, which could materially adversely impact our business, financial condition, results of operations and prospects. Additionally, if we need to migrate our business to different third-party data center service providers, cloud infrastructure and service providers, or payment aggregators, as a result of any such problems or insolvency, it could delay our ability to process transactions with our users. See "—Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise the confidentiality and/or availability of sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business."

Global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Any such events may result in users being subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services, which may adversely affect our financial results. We also have been, and may in the future be, subject to increased energy or other costs to maintain the availability or performance of our products in connection with any such events.

In addition, we depend on the ability of our users to access the internet. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. Moreover, government-initiated internet shutdowns have become increasingly common over the last decade. Any such shutdown in a market in which we operate could also negatively impact our business. The adoption or repeal of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our results of operations.

Our success depends, in part, on the integrity of our information technology systems and infrastructure and on our ability to enhance, expand and adapt these systems and infrastructure in a timely and cost-effective manner.

In order for us to succeed, our information technology systems and infrastructure must perform well on a consistent basis. Our products and systems rely on software and hardware that is highly technical and complex, and depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Despite internal testing, particularly when first introduced or when new versions or enhancements are released, our software may contain serious errors or defects, security vulnerabilities, or software bugs that are difficult to detect and correct, which we may be unable to successfully correct in a timely manner or at all. This could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance, and damage to our reputation and brand.

We have in the past experienced, and we may from time to time in the future experience, system interruptions that make some or all of our systems or data temporarily unavailable and prevent our products from functioning properly for our users; any such interruption could arise for any number of reasons, including human errors. Further, our systems and infrastructure are vulnerable to damage from fire, power loss, hardware errors, cyber-attacks, technical limitations, telecommunications failures, acts of God and similar events. While we have backup systems in place for certain aspects of our operations, not all of our systems and infrastructure are fully redundant. Disaster recovery planning can never account for all possible eventualities and our property and business interruption insurance coverage may not be adequate to compensate us fully for any losses that we may suffer. Any interruptions or outages, regardless of the cause, could negatively impact our users' experiences with our products, tarnish our brands' reputations and decrease demand for our products, any or all of which could materially adversely affect our business, financial condition and results of operations. Moreover, even if detected, the resolution of such interruptions may take a long time, during which customers may not be able to access, or may have limited access to, the service. See "—Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise the confidentiality and/or availability of sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business."

We also continually work to update and enhance our software and systems and expand the efficiency and scalability of our technology and network systems to improve the experience of our users, accommodate substantial increases in the volume of traffic to our various products, ensure acceptable load times for our products and keep up with changes in technology and user preferences, as well as to respond to regulatory changes and evolving security risks and industry standards. Implementation of changes in our technology may cost more or take longer than originally expected and may require more testing than initially anticipated. Any failure to update and enhance our technology in a timely and cost-effective manner could materially adversely affect our users' experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could materially adversely affect our business, financial condition and results of operations. Furthermore, our future success will depend on our ability to adapt to emerging technologies such as tokenization, new authentication technologies, such as blockchain technologies, artificial intelligence, virtual and augmented reality, and cloud technologies. However, our efforts to adapt to emerging technologies may not always be successful and we may not make appropriate investments in new technologies, which could materially adversely affect our business, financial condition and results of operations.

As we increase our reliance on cloud-based applications and platforms to operate and deliver our products and services, any disruption or interference with these platforms could adversely affect our financial condition and results of operations.

We continue to migrate a portion of our computing infrastructure to third party-hosted, cloud-based computing platforms. These migrations can be risky and may cause disruptions to the availability of our products due to service outages, downtime or other unforeseen issues that could increase our costs. We also may be subject to additional risk of cybersecurity breaches or other improper access to our data or confidential information during or following migrations to cloud-based computing platforms. In addition, cloud computing services may operate differently than anticipated when introduced or when new versions or enhancements are released. As we increase our reliance on cloud-based computing services, our exposure to damage from service interruptions may increase. In the event any such issues arise, it may be difficult for us to switch our operations from our primary cloud-based providers to alternative providers. Further, any such transition could involve significant time and expense and could negatively impact our ability to deliver our products and services, which could harm our financial condition and results of operations.

If we are unable to obtain, maintain, protect and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation or other violations of third-party intellectual property, it could materially adversely impact our business, financial condition and results of operations.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property rights of third parties. However, we may become party to disputes from time to time over rights and obligations concerning intellectual property held by third parties, and we may not prevail in these disputes. Companies in the internet, technology and social media industries are subject to frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for infringement, misappropriation or other violations of patent or other intellectual property rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to assert claims in order to extract value from technology companies and, given that these patent holding companies or other adverse intellectual property rights holders typically have no relevant product revenue, our own issued or pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. From time to time we receive claims from third parties which allege that we have infringed upon their intellectual property rights and we are also a party to several patent infringement litigations from such third parties. Further, from time to time we may introduce new products, product features and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, some of our agreements with third-party partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such third-party partners may also discontinue their relationships with us as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business operations.

Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed intellectual property, including inventions, trade secrets, software code or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Further, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Additionally, any such assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

As we face increasing competition and develop new products, we expect the number of patent and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future.

Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal, including being subject to a permanent injunction and being required to pay substantial monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property rights. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third-party's rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis such that third parties, including our competitors, could have access to the same licensed technology to compete with us. As a result, we may also be required to develop or procure alternative non-infringing technology, which could require significant effort, time and expense, or discontinue use of the technology. There also can be no assurance that we would be able to develop or license suitable alternative technology to permit us to continue offering the affected products or services. If we cannot develop or license alternative technology for any allegedly infringing aspect of our business, we would be forced to limit our products and services and may be unable to compete effectively. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, would materially and adversely impact our business, financial condition, results of operations and prospects.

We may fail to adequately obtain, protect and maintain our intellectual property rights or prevent third parties from making unauthorized use of such rights.

Our intellectual property is a material asset of our business and our success depends in part on our ability to protect our proprietary rights and intellectual property. For example, we rely heavily upon our trademarks, designs, copyrights, related domain names, social media handles and logos to market our brands and to build and maintain brand loyalty and recognition. We also rely upon patents, proprietary technologies and trade secrets, as well as a combination of laws, and contractual restrictions, including confidentiality agreements with employees, customers, suppliers, affiliates and others, to establish, protect and enforce our various intellectual property rights. For example, we have generally registered and continue to apply to register and renew, or secure by contract where appropriate, trademarks and service marks as they are developed and used, and reserve, register and renew domain names and social media handles as we deem appropriate. If our trademarks and trade names are not adequately protected, then we may not be able to build and maintain name recognition in our markets of interest and our business may be adversely affected. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, in every class of goods and services in which we operate, and contractual disputes may affect the use of marks governed by private contract. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. For example, third parties have challenged our "BUMBLE" trademarks in the United Kingdom ("UK") and the EU, and if such challenges are successful, we could lose valuable trademark rights. Further, at times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Similarly, not every variation of a domain name or social media handle may be available or be registered by us, even if available. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands using our various domain names and social media handles, as well as impede our ability to effectively compete against competitors with similar technologies or products, any of which could materially adversely affect our business, financial condition and results of operations.

We cannot guarantee that our efforts to obtain and maintain intellectual property rights are adequate, or that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or rely on. Furthermore, even if we are able to obtain intellectual property rights, any challenge to our intellectual property rights could result in them being narrowed in scope or declared invalid or unenforceable. In addition, other parties may also independently develop technologies that are substantially similar or superior to ours and we may not be able to stop such parties from using such independently developed technologies and from competing with us.

We also rely upon unpatented proprietary information and other trade secrets to protect intellectual property that may not be registrable, or that we believe is best protected by means that do not require public disclosure. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise and other trade secrets, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information or trade secrets and, even if entered into, these agreements may otherwise fail to effectively prevent disclosure of proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts inside and outside the United States are less willing or unwilling to protect trade secrets. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position would be materially adversely harmed.

Our intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally.

We also may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property against its infringement, misappropriation or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar or superior to ours and that compete with our business. We may not prevail in any intellectual property-related proceedings that we initiate against third parties. Further, in such proceedings or in proceedings before patent, trademark and copyright agencies, our asserted intellectual property could be found to be invalid or unenforceable, in which case we could lose valuable intellectual property rights. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Despite the measures we take to protect our intellectual property rights, our intellectual property rights may still not be adequate and protected in a meaningful manner, challenges to contractual rights could arise, third parties could copy or otherwise obtain and use our intellectual property without authorization, or laws and interpretations of laws regarding the enforceability of existing intellectual property rights may change over time in a manner that provides less protection. The occurrence of any of these events could impede our ability to effectively compete against competitors with similar technologies, any of which could materially adversely affect our business, financial condition and results of operations. See "—If we are unable to obtain, maintain, protect and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation or other violations of third-party intellectual property, it could materially adversely impact our business, financial condition and results of operations."

Our use of "open source" software could subject our proprietary software to general release, adversely affect our ability to sell our products and services and subject us to possible litigation.

We use open source software in connection with a portion of our proprietary software and expect to continue to use open source software in the future. Under certain circumstances, some open source licenses require users of the licensed code to provide the user's own proprietary source code to third parties upon request, or prohibit users from charging a fee to third parties in connection with the use of the user's proprietary code. While we try to insulate our proprietary code from the effects of such open source license provisions, we cannot guarantee that we will be successful, that all open source software is reviewed prior to use in our products, that our developers have not incorporated open source software into our products, or that they will not do so in the future. Accordingly, we may face claims from others challenging our use of open source software, claiming ownership of, or seeking to enforce the license terms applicable to such open source software, including by demanding release of the open source software, derivative works or our proprietary source code that was developed or distributed with such software. Such claims could also require us to purchase a commercial license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products.

Risks Related to Regulation and Litigation

Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters that are important to or may otherwise impact our business, including, among others, broadband internet access, online commerce, online safety, advertising, user privacy, data protection, cyber security, intermediary liability, protection of minors, consumer protection, general safety, sex-trafficking, labor and employment, taxation and securities law compliance. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and municipal and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. For example, on April 11, 2018, the Allow States and Victims to Fight Online Sex Trafficking Act became effective in the United States, which allows victims of sex trafficking crimes, as well as other state and local authorities, to seek redress from platforms in certain circumstances in connection with sex trafficking of individuals online.

In addition, the introduction of new brands and products, or changes to existing brands and products, may result in new or enhanced governmental or regulatory scrutiny. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain and difficult to predict, particularly in the new and rapidly-evolving industry in which we operate, and may be interpreted and applied inconsistently from state to state and country to country and inconsistently with our current policies and practices. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, require that we change or cease certain business practices, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines, demands or orders that require us to modify or cease existing business practices. For example, a variety of laws and regulations govern the ability of users to cancel subscriptions and auto-payment renewals. We have in the past and may in the future be subject to claims under such laws and regulations that could materially adversely affect our business.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our business, or our ability to provide or the manner in which we provide our services, could require us to change certain aspects of our business and operations to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and subject us to additional liabilities. For example, U.S. courts have frequently interpreted Title III of the Americans with Disabilities Act (the "ADA") to require websites and web-based applications to be made fully accessible to individuals with disabilities. Though we have made enhancements to our products to improve accessibility, we may still become subject to claims that our apps are not fully compliant with the ADA, which may require us to make additional modifications to our products to provide enhanced or accessible services to, or make reasonable accommodations for, individuals, and could result in litigation, including class action lawsuits.

In addition, we are subject to various laws with regard to content moderation, such as the EU Digital Services Act, which may affect our business and operations and subject us to significant fines if such laws are interpreted and applied in a manner inconsistent with our practices. Other countries such as the United Kingdom are implementing similar legislation that impose penalties for failure to remove certain types of content. Similarly, in the United States, at the federal level, policymakers have discussed various legislative proposals that purport to limit or remove the protections afforded to technology platforms under the Communications Decency Act, which protect technology platforms from civil liability for certain type of content and actions of the platform's users. If future legislation or governmental action is proposed or taken to address concerns regarding such harms, and if existing protections are limited or removed, changes could be required to our products that could restrict or impose additional costs upon the conduct of our business generally or cause users to abandon our products, which may in turn materially adversely affect our business, financial condition and results of operations.

The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or our services, including laws or regulations that undermine open and neutrally administered internet access, could decrease user demand for our service offerings and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission adopted an order reversing net neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or "paid prioritization" of content or services by internet service providers. To the extent internet service providers engage in such blocking, throttling or "paid prioritization" of content or similar actions as a result of this order and the adoption of similar laws or regulations, our business, financial condition and results of operations could be materially adversely affected.

Furthermore, we are subject to rules and regulations of the United States and abroad relating to export controls and economic sanctions, including, but not limited to, trade sanctions administered by the Office of Foreign Assets Control within the U.S. Department of the Treasury, as well as the Export Administration Regulations administered by the Department of Commerce. These regulations may limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. While we have taken steps to comply with these rules and regulations, a determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines, enforcement actions, civil and/or criminal sanctions, the disgorgement of profits, and may materially adversely affect our business, results of operations and financial condition. See "— We operate in various international markets, including certain markets in which we have limited experience. As a result, we face additional risks in connection with certain of our international operations."

We must comply with rapidly-evolving privacy and data protection laws across jurisdictions, and the failure to do so could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Our success depends, in part, on our ability to access, collect, and use personal data about our users, payers and employees in a responsible way, and to comply with applicable data privacy laws. We process a significant volume of personal information and other regulated information both about our users and employees. There are numerous laws in the countries in which we operate regarding privacy and numerous laws that stipulate detailed requirements for the storage, sharing, use, processing, disclosure and protection of personal information, the scope of which are constantly changing, and in some cases, these laws are inconsistent and conflicting and subject to differing interpretations. As new laws of this nature are proposed and adopted across the world, we currently, and from time to time, may not be in technical compliance with all such laws. Such laws also are becoming increasingly rigorous and could be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, enforcement practices are likely to remain unpredictable for the foreseeable future.

Amongst other laws and regulations, we are and will continue to be subject to:

- the General Data Protection Regulation ("GDPR"), which has a broad array of detailed requirements for the handling of personal data. The GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area, security breach notifications and maintaining the security and confidentiality of personal data. Under the GDPR we may be subject to fines of up to €20 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher), as well as face claims from individuals based on the GDPR's private rights of action. The GDPR is continuously interpreted by EU data protection regulators and the European Data Protection Board, which requires us to make changes to our business practices from time to time that could be time-consuming and expensive, and could generate additional risks and liabilities.

- the United Kingdom's version of the GDPR (combining the GDPR and the Data Protection Act of 2018), which exposes us to a different interpretation of the law by the UK Information Commissioner as well as two parallel regimes for the protection of personal data, each of which authorizes similar fines and which may lead to potentially divergent enforcement actions.

- legislation that the European Union is also currently working on to replace the EU's Privacy and Electronic Communications (so-called "e-Privacy") Directive, notably to amend rules on the use of cookies, electronic communications data and metadata, and direct electronic marketing.

- the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, "CCPA"), and the Illinois Biometric Information Privacy Act ("BIPA"). Among other changes, the CCPA expanded consumers' rights with respect to certain sensitive personal information and created a new state agency that is vested with authority to implement and enforce the CCPA.

- new comprehensive privacy laws in a number of U.S. states, namely, Virginia (already in force) and Colorado, Connecticut and Utah (coming into force later this year). These laws and regulations impose, or have the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally.

Elsewhere internationally, we are subject to additional and in some cases more stringent legal obligations concerning our treatment of user, employee and other personal information, such as laws regarding data localization and/or restrictions on data export, and legal requirements relating to the transfer of personal data across international borders that continue to evolve. For example, on July 16, 2020, the Court of Justice of the EU struck down Privacy Shield, a frequently used, formerly permitted personal data transfer mechanism between the EU and the United States, which led to uncertainty about the legal basis for other transfers of personal data from the EU to third countries, including the United States. On March 25, 2022, the United States and the EU agreed in principle to a replacement for Privacy Shield, the Trans-Atlantic Data Privacy Framework, which, together with an Executive Order signed by

President Biden and new Department of Justice regulations, should enable the European Commission to permit the freer flow of data transfers between the EU and the United States. However, even if the Trans-Atlantic Data Privacy Framework is adopted, that will not foreclose future legal challenges to same. In addition to the ongoing legal uncertainty with respect to data transfers from the EU, additional costs may need to be incurred to implement necessary safeguards to comply with GDPR and potential new rules and restrictions on the flow of data across borders could increase the cost and complexity of conducting business in some markets.

Additionally, federal regulators such as the Federal Trade Commission ("FTC") continue to increase their focus on privacy and data security practices at technology and other companies. For example, in 2022, the FTC released an Advanced Notice of Proposed Rulemaking to consider data security practices that harm consumers. The FTC has also continued enforcement actions against companies for privacy and data security violations, as evidenced by, among other privacy-related enforcement actions, a $5 billion fine against Facebook (now Meta) in July of 2019 and a $520 million settlement with Epic Games in December of 2022.

The myriad international and U.S. privacy and data breach laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, relevant jurisdictions have been frequently amending existing laws, requiring constant attention to changing regulatory requirements. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because the interpretation and application of data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. Failure to comply with evolving privacy laws could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business or our reputation, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses, which may in turn materially adversely affect our business, financial condition, and results of operations.

We are subject to litigation and adverse outcomes in such litigation could have a material adverse effect on our financial condition.

We are, and from time to time may become, subject to litigation and various legal proceedings, including litigation and proceedings related to intellectual property matters, privacy, data protection and consumer protection laws, as well as stockholder derivative suits, class action lawsuits, mass arbitrations, actions from former employees and other matters, that involve claims for substantial amounts of money or for other relief, results in significant costs for legal representation, arbitration fees, or other legal or related services, or that might necessitate changes to our business or operations. Further, because we strive for gender equality in relationships and empower women to make the first move on our platforms, we have been, and may continue to be, subject to discrimination lawsuits. The defense of these actions is time consuming and expensive and may subject us to remedies that may require us to modify or cease existing business. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigations or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our business, financial condition and results of operations. See Part I, "Item 3— Legal Proceedings" and Note 20, *Commitments and Contingencies,* to the audited consolidated financial statements included in "Item 8—Financial Statements and Supplementary Data."

Online applications are subject to various laws and regulations relating to children's privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions.

There are a variety of laws and regulations, some of which have been adopted in recent years, aimed at protecting children using the internet, such as Article 8 of the GDPR, the California Age Appropriate Design Code Act and the EU Digital Services Act. Although our products and services are intended for and targeted to adults only and we implement certain precautions to ensure that minors do not gain access to our application, no assurances can be given that such measures will be sufficient to completely avoid allegations of violations of such laws and regulations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new regulations are being considered in various jurisdictions (such as proposed amendments to the e-Privacy Directive and the UK's draft Online Safety Bill) to, among other things, require the monitoring of user content, strengthen age assurance measures and expand the scope of what constitutes "online harm" to children. Such new regulations, or changes to existing regulations, could increase the cost of our operations and materially adversely affect our business, financial condition and results of operations.

We are subject to taxation related risks in multiple jurisdictions.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be challenged by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are being re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development and the European Commission, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we do business. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries in the European Union have proposed or enacted taxes applicable to digital services, which includes business activities on social media platforms and online marketplaces, and would likely apply to our business. Many questions remain about the enactment, form and application of these digital services taxes. The interpretation and implementation of the various digital services taxes (especially if there is inconsistency in the application of these taxes across tax jurisdictions) could have a materially adverse impact on our business, results of operations and cash flows. Moreover, if the U.S. or other foreign tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted.

Action by governments to restrict access to Bumble app or our other products in their countries could substantially harm our business and financial results.

Governments from time to time seek to censor content available on Bumble app or our other products in their country, restrict access to our products from their country entirely, or impose other restrictions (including on third-party platforms that market and distribute our products) that may affect the accessibility of our products in their country for an extended period of time or indefinitely. For example, user access to Bumble app and certain of our other products may be restricted in China, whether for political reasons, in response to decisions we make regarding governmental requests, or otherwise. In addition, government authorities in other countries may seek to restrict user access to our products if they consider us to be in violation of their laws or a threat to public safety or for other reasons, such as considering the content on our platforms, or online dating and social connection services generally, immoral. For example, in September 2020 certain online dating platforms were banned in Pakistan for disseminating what it deemed to be "immoral and indecent" content. In the event that content shown on Bumble app or our other products is subject to censorship, access to our products is restricted, in whole or in part, in one or more countries, we are required to or elect to make changes to our operations, or other restrictions are imposed on our products, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base, user engagement, or the level of advertising by marketers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be materially adversely affected.

Exposure to United Kingdom political developments, including the effect of its withdrawal from the European Union, could be costly and difficult to comply with and could harm our business.

A significant portion of our employees and operations are located in the United Kingdom. These operations continue to face risks and potential disruptions related to the withdrawal of the United Kingdom from the European Union, commonly referred to as "Brexit." Although the United Kingdom and the European Union have entered into a trade and cooperation agreement, the long-term nature of the United Kingdom's relationship with the European Union remains unclear. While we continue to monitor these developments, the full effect of Brexit on our operations is uncertain and our business could be harmed by trade disputes or political differences between the United Kingdom and the European Union in the future.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters, that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, Nasdaq and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance ("ESG") matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's recently proposed climate-related reporting requirements, and similar proposals by other international regulatory bodies. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG-related matters, in our SEC filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

Risks Related to Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, our ability to meet our obligations under our outstanding indebtedness and could divert our cash flow from operations for debt payments.

We have a substantial amount of debt, which requires significant interest and principal payments. In connection with the Sponsor Acquisition, in January 2020, we entered into a senior secured term loan facility (the "Initial Term Loan Facility") in an original aggregate principal amount of $575.0 million and a senior secured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of up to $50.0 million. In October 2020, we entered into an incremental senior secured term loan facility (the "Incremental Term Loan Facility" and, together with the Initial Term Loan Facility, the "Term Loan Facility"; the Term Loan Facility together with the Revolving Credit Facility, the "Senior Secured Credit Facilities") in an original aggregate principal amount of $275.0 million. We used a portion of the proceeds from our IPO to repay approximately $200.0 million in aggregate principal amount under the Term Loan Facility. As of December 31, 2022, we had $632.8 million of indebtedness outstanding. Subject to the limits contained in the credit agreement entered into on January 29, 2020, among the Company and its wholly-owned subsidiaries, Buzz Bidco LLC, Buzz Merger Sub, and Buzz Finco LLC (as subsequently amended, the "Credit Agreement") that governs our Senior Secured Credit Facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

- it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt;

- our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired;

- a substantial portion of cash flow from operations are required to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;

- we could be more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt and the restrictive covenants in the Credit Agreement that governs our Senior Secured Credit Facilities;

- our ability to borrow additional funds or to refinance debt may be limited; and

- it may cause potential or existing customers to not contract with us due to concerns over our ability to meet our financial obligations under such contracts.

We are a holding company, and our consolidated assets are owned by, and our business is conducted through, our subsidiaries. Revenue from these subsidiaries is our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, our ability to meet our debt service obligations or otherwise fund our operations may be impaired. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors and reimbursement actions of governmental and commercial payers, all of which are beyond our control, including the availability of financing in the international banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. Any refinancing or restructuring of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. Moreover, in the event of a default, the holders of our indebtedness could elect to declare such indebtedness to be due and payable and/or elect to exercise other rights, such as the lenders under our Revolving Credit Facility terminating their commitments thereunder and ceasing to make further loans or the lenders under our Senior Secured Credit Facilities instituting foreclosure proceedings against their collateral, any of which could materially adversely affect our results of operations and financial condition.

Furthermore, all of the debt under our Senior Secured Credit Facilities bears interest at variable rates. We have recently experienced higher interest expense on our Senior Secured Credit Facilities due to interest rate increases and, if interest rates continue to increase, our debt service obligations on our Senior Secured Credit Facilities would further increase even though the amount borrowed remained the same, especially if our hedging strategies do not effectively mitigate the effects of these increases, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. In addition, our variable rate indebtedness has historically used the London Interbank Offered Rate ("LIBOR") as a benchmark for establishing the rate of interest and was hedged with LIBOR-based interest rate derivatives. On January 1, 2022, the publication of the one-week and two-month U.S. Dollar LIBOR maturities and all non-U.S. Dollar LIBOR maturities ceased and the remaining U.S. Dollar LIBOR maturities will cease immediately after June 30, 2023. Accordingly, the Company will transition its financing, funding and hedging portfolios to an alternative reference rate, such as the Term Secured Overnight Financing Rate ("Term SOFR"), prior to the cessation of publication of U.S. Dollar LIBOR on June 30, 2023. As a result, the amount of interest that becomes payable under our Senior Secured Credit Facilities based on Term SOFR or other alternative reference rates may fluctuate from the amount of interest paid on traditional LIBOR based borrowings and derivatives and the transition to Term SOFR or other reference rates could result in an increase in our borrowing costs and the cost of our variable rate indebtedness.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The Credit Agreement that governs our Senior Secured Credit Facilities imposes significant operating and financial restrictions on us. These restrictions will limit our ability and/or the ability of our subsidiaries to, among other things:

- incur or guarantee additional debt or issue disqualified stock or preferred stock;

- pay dividends and make other distributions on, or redeem or repurchase, capital stock;

- make certain investments;

- incur certain liens;

- enter into transactions with affiliates;

- merge or consolidate;

- enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuers or the guarantors;

- prepay, redeem or repurchase any subordinated indebtedness or enter into amendments to certain subordinated indebtedness in a manner materially adverse to the lenders;

- designate restricted subsidiaries as unrestricted subsidiaries; and

- transfer or sell assets.

Furthermore, if our borrowings under the Revolving Credit Facility exceed certain thresholds, the Credit Agreement requires Buzz Finco L.L.C. to maintain, as of the last day of each four fiscal quarter periods, a maximum consolidated first lien net leverage ratio of 5.75 to 1.00 (subject to customary equity cure rights). As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive or financial covenants described above as well as the terms of any future indebtedness could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be materially adversely affected.

Risks Related to Our Organizational Structure

Bumble Inc. is a holding company and its only material asset is its interest in Bumble Holdings, and it is accordingly dependent upon distributions from Bumble Holdings to pay taxes, make payments under the tax receivable agreement and pay dividends.

Bumble Inc. is a holding company and has no material assets other than its ownership of Common Units. Bumble Inc. has no independent means of generating revenue. Bumble Inc. intends to cause Bumble Holdings to make distributions to holders of its Common Units, including Bumble Inc. and our Pre-IPO Common Unitholders, and Incentive Units in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Bumble Holdings and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Bumble Inc. needs funds, and Bumble Holdings is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, such restriction could materially adversely affect our liquidity and financial condition.

We anticipate that Bumble Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income or loss is allocated to holders of Common Units, including us, and Incentive Units. Accordingly, we are required to pay income taxes on our allocable share of any net taxable income of Bumble Holdings. Legislation that is effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership's tax return to the partnership itself in certain circumstances, absent an election to the contrary. Bumble Holdings may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect. In addition, the income taxes on our allocable share of Bumble Holding's net taxable income will increase over time as our Pre-IPO Common Unitholders and/or Incentive Unitholders exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock. Such increase in our tax expenses may have a material adverse effect on our business, results of operations, and financial condition.

Under the terms of the amended and restated limited partnership agreement, Bumble Holdings is obligated to make tax distributions to holders of Common Units, including us, and Incentive Units at certain assumed tax rates. These tax distributions may in certain periods exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our Board of Directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, funding repurchases of Class A common stock; acquiring additional newly issued Common Units from Bumble Holdings at a per unit price determined by reference to the market value of the Class A common stock; paying dividends, which may include special dividends, on its Class A common stock; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock or otherwise undertake ameliorative actions between Common Units, Incentive Units and shares of Class A common stock and instead, for example, hold such cash balances, holders of our Common Units (other than Bumble Inc.) and Incentive Units may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their Common Units, notwithstanding that such holders of our Common Units (other than Bumble Inc.) and Incentive Units may previously have participated as holders of Common Units and Incentive Units in distributions by Bumble Holdings that resulted in such excess cash balances at Bumble Inc.

Payments of dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our existing Senior Secured Credit Facilities include, and any financing arrangement that we enter into in the future may include, restrictive covenants that limit our ability to pay dividends. In addition, Bumble Holdings is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Bumble Holdings (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Bumble Holdings are generally subject to similar legal limitations on their ability to make distributions to Bumble Holdings.

Bumble Inc. will be required to pay certain of our pre-IPO owners for most of the benefits relating to tax depreciation or amortization deductions that we may claim as a result of Bumble Inc.'s allocable share of existing tax basis acquired in the IPO, Bumble Inc.'s increase in its allocable share of existing tax basis and anticipated tax basis adjustments we receive in connection with sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) in connection with or after the IPO and our utilization of certain tax attributes of the Blocker Companies.

We entered into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Bumble Inc.'s allocable share of existing tax basis acquired in the IPO, (ii) increases in Bumble Inc.'s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock in connection with or after the IPO and (iii) Bumble Inc.'s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies' allocable share of existing tax basis), and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The existing tax basis, increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of tax that Bumble Inc. would otherwise be required to pay in the future, although the U.S. Internal Revenue Service ("IRS") may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.

The payment obligation under the tax receivable agreement is an obligation of Bumble Inc. and not of Bumble Holdings. While the amount of existing tax basis and anticipated tax basis adjustments and utilization of tax attributes, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, we expect the payments that Bumble Inc. may make under the tax receivable agreement will be substantial. The actual amounts payable will depend upon, among other things, the timing of purchases or exchanges, the price of shares of our Class A common stock at the time of such purchases or exchanges, the extent to which such purchases or exchanges are taxable and the amount and timing of our taxable income. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the pre-IPO owners. For additional information see "—In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.", "Item 7— Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations" and Note 6, *Payable to Related Parties Pursuant to a Tax Receivable Agreement*, to our consolidated financial statements included in Part II, "Item 8—Financial Statements and Supplementary Data" of this Annual Report.

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.

Bumble Inc.'s payment obligations under the tax receivable agreement will be accelerated in the event of certain changes of control, upon a breach by Bumble Inc. of a material obligation under the tax receivable agreement or if Bumble Inc. elects to terminate the tax receivable agreement early. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to the lesser of (i) 6.5% per annum and (ii) one year LIBOR (or its successor rate) plus 100 basis points) of all future payments that holders of Common Units or other recipients would have been entitled to receive under the tax receivable agreement, and such accelerated payments and any other future payments under the tax receivable agreement will utilize certain valuation assumptions, including that Bumble Inc. will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change of control. In addition, recipients of payments under the tax receivable agreement will not reimburse us for any payments previously made under the tax receivable agreement if the tax attributes or Bumble Inc.'s utilization of tax attributes underlying the relevant tax receivable agreement payment are successfully challenged by the IRS (although any such detriment would be taken into account as an offset against future payments due to the relevant recipient under the tax receivable agreement). Bumble Inc.'s ability to achieve benefits from any existing tax basis, tax basis adjustments or other tax attributes, and the payments to be made under the tax receivable agreement will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the tax receivable agreement early, payments under the tax receivable agreement could be in excess of 85% of Bumble Inc.'s actual cash tax benefits.

Accordingly, it is possible that the actual cash tax benefits realized by Bumble Inc. may be significantly less than the corresponding tax receivable agreement payments. It is also possible that payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits. There may be a material negative effect on our liquidity if the payments under the tax receivable agreement exceed the actual cash tax benefits that Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or if distributions to Bumble Inc. by Bumble Holdings are not sufficient to permit Bumble Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Based upon certain assumptions, we estimate that if Bumble Inc. had exercised its termination right as of December 31, 2022, the aggregate amount of the early termination payments before application of the discount rate required under the tax receivable agreement would have been approximately $1,043 million. The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur additional indebtedness to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

The acceleration of payments under the tax receivable agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.

In the case of certain changes of control, payments under the tax receivable agreement will be accelerated and may significantly exceed the actual benefits Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement. We expect that the payments that we may make under the tax receivable agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the tax receivable agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.

Risks Related to Ownership of our Class A Common Stock

Our Principal Stockholders control us and their interests may conflict with ours or yours in the future.

As of the date of this Annual Report, our Principal Stockholders beneficially own approximately 92% of the combined voting power of our Class A and Class B common stock. Moreover, we nominate to our Board individuals designated by our Principal Stockholders in accordance with the stockholders agreement. Our Principal Stockholders have the right to designate directors subject to the maintenance of certain ownership requirements in us. Even when our Principal Stockholders cease to own shares of our stock representing a majority of the total voting power, for so long as our Principal Stockholders continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our Board of Directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Principal Stockholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

In addition, as of the date of this Annual Report, the Pre-IPO Common Unitholders (which include our Sponsor and our Founder) own approximately 31% of the Common Units. Because they hold their ownership interest in our business directly in Bumble Holdings, rather than through Bumble Inc., the Pre-IPO Common Unitholders may have conflicting interests with holders of shares of our Class A common stock. For example, if Bumble Holdings makes distributions to Bumble Inc., the Pre-IPO Common Unitholders and participating Incentive Unitholders (as described below) will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective Common Units or Incentive Units, as applicable, in Bumble Holdings and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. Incentive Units are not entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units. Our pre-IPO owners may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the tax receivable agreement, whether and when to incur new or refinance existing indebtedness, and whether and when Bumble Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration our pre-IPO owners' tax or other considerations even where no similar benefit would accrue to us.

Our amended and restated certificate of incorporation does not limit the ability of our Principal Stockholders to compete with us and they may have investments in businesses whose interests conflict with ours.

Our Principal Stockholders and their respective affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Principal Stockholders and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of our Principal Stockholders or any of their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Principal Stockholders and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Principal Stockholders may have an interest in our pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our stockholders.

We are a "controlled company" within the meaning of Nasdaq rules and, as a result, we qualify for exemptions from certain corporate governance requirements. If we rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our Principal Stockholders are parties to a stockholders agreement and, as of the date of this Annual Report, beneficially own approximately 92% of the combined voting power of our Class A and Class B common stock. As a result, we are a "controlled company" within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

- are not required to have a Board that is composed of a majority of "independent directors," as defined under Nasdaq rules;

- are not required to have a compensation committee that is composed entirely of independent directors; and

- are not required to have director nominations be made, or recommended to the full Board of Directors, by its independent directors or by a nominations committee that is composed entirely of independent directors.

Although we do not currently rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We incur increased costs and are subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management's attention from our business.

As a public company, we are required to commit significant resources and management time and attention to the requirements of being a public company, which causes us to incur significant legal, accounting and other expenses that we had not incurred as a private company, including costs associated with public company reporting requirements. We ceased to be an "emerging growth company" on December 31, 2022, and are no longer eligible for reduced disclosure requirements and exemptions applicable to emerging growth companies. We expect that our loss of emerging growth company status will require additional attention from management and will result in increased costs to us, which could include higher legal fees, accounting fees and fees associated with investor relations activities, among others. We also incur costs associated with the Sarbanes-Oxley Act of 2002 (the "Sarbanes- Oxley Act") and related rules implemented by the SEC and Nasdaq, and compliance with these requirements place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. In addition, we might not be successful in implementing these requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, and in certain cases has, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage, higher retention, or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we fail to maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As a public company, we are subject to rules and regulations established by the SEC and Nasdaq. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Additionally, on December 31, 2022, we ceased to be an "emerging growth company" which therefore, pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act, expedited our obligation for our independent registered public accounting firm to issue an attestation report on management's assessment of our internal controls over financial reporting and accelerated our adoption of accounting standards.

In order to maintain and improve the effectiveness of our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If we identify deficiencies in our internal control over financial reporting or if we are unable to comply with the requirements applicable to us as a public company, in a timely manner or at all, we may not be able to accurately report our financial results, we may fail to meet our reporting obligations within the timeframes required by the SEC, we may have to restate our financial statements for prior periods, and/or our independent registered public accounting firm may not be able to issue an unqualified opinion regarding the effectiveness of our internal control over financial reporting in the event that they are not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. If this occurs, we could become subject to sanctions or investigations by the SEC or other regulatory authorities, or we may not be able to remain listed on Nasdaq. In addition, if we determine or our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, this could have a material adverse effect on our business and operating results, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to capital markets, and the market price for our Class A common stock may be adversely affected. For example, during the quarter ended September 30, 2022, we identified misstatements in the recognition and presentation of certain debt issuance costs within prior periods which indicated that a material weakness existed within our internal controls for those prior periods, which has been remediated and corrected.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. For example, S&P Dow Jones has stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400 and S&P SmallCap 600), although existing index constituents in July 2017 were grandfathered. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be materially adversely affected.

The outsized voting rights of our Principal Stockholders have the effect of concentrating voting control with our Principal Stockholders, limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our Class A common stock.

In general, each share of our Class A common stock entitles its holder to one vote on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Shares of Class B common stock have no economic rights but each share generally entitles each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders is entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder entitles such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. The difference in voting rights subject us to numerous risks that could adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of our Principal Stockholders to have value.

Because of the ten-to-one voting ratio between our Class A and Class B common stock held by our Principal Stockholders, on the one hand, and Class A and Class B common stock held by individuals other than our Principal Stockholders, on the other hand, the Principal Stockholders collectively control a majority of the combined voting power of our common stock and therefore are able to control all matters submitted to our shareholders. This concentrated control limits or precludes the ability of other holders of Class A common stock to influence corporate matters for the foreseeable future, which, in turn increases the risk of divergent views over strategy or business combination and an increased risk of conflict or litigation caused by such divergent views.

In addition, any shares of Class A common stock or Common Units purchased or otherwise acquired by the Principal Stockholders after the IPO would also entitle the Principal Stockholders to outsized voting rights until the High Vote Termination Date. Consequently, the voting power of our Principal Stockholders, and the disparity between the voting power held by our Principal Stockholders and the level of their economic interest, would increase if they acquired additional shares of Class A common stock or Common Units after the IPO. Moreover, our Principal Stockholders would retain this disparate voting power even if they have engaged in hedging or other transactions that have offset their economic exposure. Further, our voting structure poses a risk that even if our Principal Stockholders hold relatively small economic interests, prior to the High Vote Termination Date they could potentially use their outsized voting control to approve further changes in governance to the detriment of non-controlling holders of Class A common stock, which could result in delisting under Nasdaq listing requirements, resulting in reduced liquidity and loss of value for investors.

Furthermore, certain stock market index providers have implemented restrictions on including companies with multiple class share structures in certain of their indices, which would preclude investment by certain investors and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected. See "—We cannot predict the impact our dual class structure may have on the market price of our Class A common stock."

You may be diluted by the future issuance of additional Class A common stock or Common Units in connection with our incentive plans, acquisitions or otherwise.

As of January 31, 2023, we have 5,869,830,955 shares of Class A common stock authorized but unissued, including 58,737,533 shares of Class A common stock issuable upon exchange of Common Units that are held by the Pre-IPO Common Unitholders. Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the amended and restated limited partnership agreement of Bumble Holdings permits Bumble Holdings to issue an unlimited number of additional limited partnership interests of Bumble Holdings with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Common Units, and which may be exchangeable for shares of our Class A common stock. Additionally, we have reserved an aggregate of 43,665,212 shares of Class A common stock or Common Units for issuance under our Omnibus Incentive Plan, including shares of Class A common stock issuable following vesting and upon exchange for 10,589,991 as-converted Incentive Units held by the Incentive Unitholders with a weighted average participation threshold of $13.85 per unit. There are also 4,500,000 shares of Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan ("ESPP"). Any Class A common stock that we issue, including under our Omnibus Incentive Plan, our ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by investors who purchase Class A common stock.

We may issue preferred stock whose terms could materially adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our Board of Directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

If we or our pre-IPO owners sell additional shares of our Class A common stock or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our Class A common stock in the future at a time and at a price that we deem appropriate. In addition, our Sponsor has pledged substantially all of the shares of our Class A common stock held by it pursuant to a margin loan agreement and any foreclosure upon those shares could result in sales of a substantial number of shares of our Class A common stock in the public market, which could substantially decrease the market price of our Class A common stock. As of January 31, 2023, we have a total of 130,169,045 shares of our Class A common stock outstanding. Of these shares, 86,206,919 shares of our Class A common stock were freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than our "affiliates," as that term is defined under Rule 144 of the Securities Act.

In addition, we and the holders of our Common Units have entered into an exchange agreement under which they (or certain permitted transferees) have the right to exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. Subject to the terms of the exchange agreement, an aggregate of 58,737,533 Common Units may be exchanged for shares of our Class A common stock. Any shares we issue upon exchange of Common Units will be "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding Common Units exchanged.

Subject to certain limitations and exceptions, pursuant to the terms of the amended and restated limited partnership agreement of Bumble Holdings, the Incentive Unitholders, which hold 10,589,991 Incentive Units as of January 31, 2023, which have a weighted-average per unit participation threshold of $13.85 per Incentive Unit, will have the right to convert their vested Incentive Units into Common Units of Bumble Holdings. Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement. Assuming such Incentive Units are fully vested, as of January 31, 2023, 4,930,630 shares of Class A common stock would be issuable upon the exchange of an equivalent number of Common Units into which outstanding Incentive Units (assuming such Incentive Units are converted to Common Units) that are held by the Incentive Unitholders may be converted. The delivery of shares of Class A common stock upon exchange of Common Units received in conversion of Incentive Units will be registered on one or more registration statements on Form S-8.

All of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will continue to be considered an affiliate based on its expected share ownership and its board nomination rights. Certain other of our stockholders may also be considered affiliates at the time of their sale of shares of our Class A common stock. However, the holders of these shares of Class A common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of Class A common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

We have filed a registration statement on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Incentive Plan and our ESPP. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of Class A common stock. As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities or to use our Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our company more difficult without the approval of our Board of Directors. Among other things, these provisions:

- provide that our Board of Directors will be divided into three classes, as nearly equal in size as possible, with directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

- provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66⅔% in voting power of the outstanding shares of our capital stock entitled to vote, if our Principal Stockholders and our Co-Investor beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and provide that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the specified designating party;

- provide that subject to the rights of the holders of any preferred stock and the rights granted pursuant to the stockholders agreement, vacancies and newly created directorships may be filled only by the remaining directors at any time the Principal Stockholders and our Co-Investor beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

- would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

- prohibit stockholder action by written consent from and after the date on which our Principal Stockholders and our Co-Investor beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors unless such action is recommended by all directors then in office;

- provide for certain limitations on convening special stockholder meetings;

- provide that the Board of Directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of $66\frac{2}{3}\%$ or more of all of the outstanding shares of our capital stock entitled to vote, if our Principal Stockholders and our Co-Investor beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

- provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least $66\frac{2}{3}\%$ in voting power of the outstanding shares of our capital stock entitled to vote, if our Principal Stockholders and our Co-Investor beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors; and

- establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impede or discourage a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware or the federal district courts of the United States of America, as applicable, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with the Company or the Company's directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or our stockholders; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder's ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with the Company or the Company's directors, officers, other stockholders or employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board of Directors.

General Risk Factors

We have a limited operating history as a public company and, as a result, our past results may not be indicative of future operating performance.

We have a limited operating history as a public company, which makes it difficult to forecast our future results. You should not rely on our past quarterly operating results as indicators of future performance. You should take into account and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies in rapidly-evolving markets like ours.

Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter, which makes them difficult to predict. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including, for example:

- the timing, size and effectiveness of our marketing efforts;

- the timing and success of new product, service and feature introductions by us or our competitors or any other change in the competitive landscape of our market;

- fluctuations in the rate at which we attract new users, the level of engagement of such users and the propensity of such users to subscribe to our brands or to purchase à la carte features;

- successful expansion into international markets;

- errors in our forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both;

- increases in sales and marketing, product development or other operating expenses that we may incur to grow and expand our operations and to remain competitive;

- the diversification and growth of our revenue sources;

- our ability to maintain gross margins and operating margins;

- fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

- changes in our effective tax rate;

- changes in accounting standards, policies, guidance, interpretations, or principles;

- our development and improvement of the quality of our app experiences, including, enhancing existing and creating new products, services, technology and features;

- the continued development and upgrading of our technology platform;

- system failures or breaches of security or privacy;

- our ability to obtain, maintain, protect and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation or other violations of third-party intellectual property;

- adverse litigation judgments, settlements, or other litigation-related costs;

- changes in the legislative or regulatory environment, including with respect to privacy, intellectual property, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees;

- changes in business or macroeconomic conditions, including the impact of lower consumer confidence in our business or in the online dating and social connection industry generally, recessionary conditions, inflation, interest rates, increased unemployment rates, stagnant or declining wages, political unrest, armed conflicts, pandemics or epidemics or natural disasters; and

- changes in our expected estimated useful life of property and equipment and intangible assets.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We are exposed to changes in the global macroeconomic environment beyond our control, which may adversely affect consumer discretionary spending, demand for our products and services, and our expenses.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the lingering economic effects of the COVID-19 outbreak on consumers, the availability and cost of consumer credit, costs of living, levels of unemployment, tax rates, interest rates and inflationary pressure. In recent years, the United States, the United Kingdom and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect.

Fluctuations in inflation may also negatively affect our business, financial condition and results of operations by affecting our expenses, including, but not limited to, employee compensation expenses. The United States and other countries in which a large percentage of our employees reside, such as the United Kingdom and Spain, have recently experienced historically high levels of inflation. If the inflation rate continues to increase, our expenses may also continue to increase. Any attempts to offset cost increases with price increases may result in a decrease in the number of paying users, increased user dissatisfaction or otherwise harm our reputation. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could materially adversely affect our business, financial condition, and results of operations.

Foreign currency exchange rate fluctuations could materially adversely affect our results of operations.

We operate in various international markets. During the year ended December 31, 2022, 42.9% of our total revenues were international revenues. We translate international revenues into U.S. dollar-denominated operating results and during periods of a strengthening U.S. dollar, our international revenues will be reduced when translated into U.S. dollars. In addition, as foreign currency exchange rates fluctuate, the translation of our international revenues into U.S. dollar-denominated operating results affects the period-over-period comparability of such results and can result in foreign currency exchange gains and losses. Furthermore, a portion of our costs and expenses have been, and we anticipate will continue to be, denominated in foreign currencies, including the British pound ("GBP") and Euro. If the value of the U.S. dollar depreciates significantly against these currencies and our revenues translated into U.S. dollars stay the same or decrease, our costs as measured in U.S. dollars as a percent of our revenues will correspondingly increase and our margins will suffer. We have exposure to foreign currency exchange risk related to transactions carried out in any currency other than the U.S. dollar, and investments in foreign subsidiaries with a functional currency other than the U.S. dollar. See "Item 7A—Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk."

Brexit and other geopolitical and macroeconomic events have caused, and may continue to cause, volatility in currency exchange rates between the U.S. dollar and the GBP. To the extent that the U.S. dollar strengthens relative to the GBP, the translation of our international revenues into U.S. dollars will reduce our U.S. dollar denominated operating results and will affect their period-over-period comparability. Other geopolitical or macroeconomic events may also cause volatility in currency exchange rates between the U.S. dollar and other currencies, such as the Euro. More recently, the significant devaluation of the Russian Ruble due to sanctions by the U.S. and other countries has impacted our revenues from the region and our operating costs in the region.

Significant foreign exchange rate fluctuations, in the case of one currency or collectively with other currencies, could materially adversely affect our business, financial condition and results of operations.

Our business and results of operations may be materially adversely affected by the COVID-19 outbreak or other similar outbreaks.

Our business could be materially adversely affected by the outbreak of a widespread health epidemic or pandemic, including the outbreak of the COVID-19. The COVID-19 outbreak reached across the globe, resulting in the implementation of governmental measures, as well as changes in consumer behavior as some individuals have become reluctant to engage in social activities with people outside their households. The potential for some of these measures to be reinstituted in the event of repeat waves or the emergence of new variants of the virus is likely to continue to have an adverse impact on global economic conditions and consumer confidence and spending, and could materially adversely affect demand, or users' ability to pay, for our products and services, particularly in the geographic and demographic markets in which Badoo app operates.

A widespread health epidemic or pandemic poses the risk that Bumble or its employees, contractors, vendors, and other business partners may be prevented or impaired from conducting ordinary course business activities for an indefinite period of time, and/or in a productive way, including due to shutdowns necessitated for the health and wellbeing of employees, or a shift to a remote working environment. A widespread epidemic, pandemic or other health crisis could also cause significant volatility in global markets, reduce our ability to access capital and thereby negatively impact our liquidity, and disrupt labor markets and global supply chains, and these effects may have lingering macroeconomic impacts, which has been the case for COVID-19.

The full extent of the impact of COVID-19 on our business and financial results will depend largely on future developments, including, without limitation, the resurgence of infections, the emergence of new variants, the development, availability, and distribution of new vaccines and treatments and the uptake and effectiveness of existing vaccines and treatments, guidance regarding and the imposition of protective public safety measures, companies' remote work policies, the impact on capital and financial markets and global supply chains, and the related impact on the circumstances and behavior of our users (including their discretionary spending or their return to pre-COVID routines), all of which are uncertain and cannot be predicted. Additionally, any widespread health epidemic or pandemic could increase the magnitude of many of the other risks described in this Annual Report, and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions, such as COVID-19, it could materially adversely affect our ability to execute strategic plans, and materially adversely affect our business, financial condition, and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock is and will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

The market price of shares of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly.

Stock markets and the price of our Class A shares may experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if and when instituted against us, may result in substantial costs and a diversion of our management's attention and resources.

We may experience operational and financial risks in connection with acquisitions.

We have made and may continue to seek potential acquisition candidates to add complementary companies, products or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. We may experience operational and financial risks in connection with historical and future acquisitions if we are unable to:

- properly value prospective acquisitions, especially those with limited operating histories;

- accurately review acquisition candidates' business practices against applicable laws and regulations and, where applicable, implement proper remediation controls, procedures, and policies;

- successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with our existing operations and systems;

- overcome cultural challenges associated with integrating employees from the acquired company into our organization;

- successfully identify and realize potential synergies among acquired and existing businesses;

- fully identify potential risks and liabilities associated with acquired businesses, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties, and other known and unknown liabilities;

- retain or hire senior management and other key personnel at acquired businesses; and

- successfully manage acquisition-related strain on our management, operations and financial resources and those of the various brands in our portfolio.

Furthermore, we may not be successful in addressing other challenges encountered in connection with our acquisitions. The anticipated benefits of one or more of our acquisitions may not be realized or the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events or trends, which has resulted in Badoo brand impairment, and could result in further significant impairment charges. Any acquisitions or other strategic transactions we announce could be viewed negatively by users, marketers, developers, or investors, which may adversely affect our business or the price of our Class A common stock. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the integration of acquisitions requires significant time and resources, and we may not manage these processes successfully. Our ability to successfully integrate complex acquisitions is unproven, particularly with respect to companies that have significant operations or that develop products with which we do not have prior experience. We may make substantial investments of resources to support our acquisitions, which would result in significant ongoing operating expenses and may divert resources and management attention from other areas of our business. We cannot assure you that these investments will be successful. If we fail to successfully integrate the companies we acquire, we may not realize the benefits expected from the transactions and our business may be harmed.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is located in leased office space in Austin, Texas and consists of approximately 7,500 square feet. In addition, we lease properties located outside of the United States, including office space in London, Barcelona and Paris and work space in Mexico City, Mumbai, and Sydney.

We also lease a number of operations, data centers and other facilities in several states and in international locations. Our material data centers include those in Miami, Prague, Frankfurt and Amsterdam. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

Item 3. Legal Proceedings

We are subject to various legal proceedings, claims, and governmental inspections, audits or investigations arising out of our business which cover matters such as general commercial, consumer protection, governmental regulations, product liability, privacy, safety, environmental, intellectual property, employment and other actions that are incidental to our business, including a number of trademark proceedings, both offensive and defensive, regarding the BUMBLE, BADOO and FRUITZ marks. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on our financial position or results of operations.

In late 2021 and early 2022, four putative class action lawsuits were filed against the Company in Illinois alleging that certain features of the Badoo or Bumble apps violate the Illinois Biometric Information Privacy Act ("BIPA"). These lawsuits allege that the apps used facial geometry scans in violation of BIPA's authorization, consent, and data retention policy provisions. Plaintiffs in these lawsuits seek statutory damages, compensatory damages, attorneys' fees, injunctive relief, and (in one action) punitive damages. These cases are still in early stages and at this time the Company cannot reasonably estimate a range of potential liability, if any, which may arise therefrom.

In January 2022, a purported class action complaint, UA Local 13 Pension Fund v. Bumble Inc. et al., was filed in the United States District Court for the Southern District of New York naming, among others, the Company, our Chief Executive Officer, our Chief Financial Officer, our Board of Directors and Blackstone, as defendants. The complaint asserts claims under the U.S. federal securities laws, purportedly brought on behalf of a class of purchasers of shares of Class A common stock in Bumble's secondary public stock offering which took place in September 2021 (the "SPO"), that the SPO Registration Statement and prospectus contained false and misleading statements or omissions by failing to disclose certain information concerning Bumble and Badoo app paying users and related trends and issues with the Badoo app payment platform, and that as a result of the foregoing, Bumble's business metrics and financial prospects were not as strong as represented in the SPO Registration Statement and prospectus. The complaint seeks unspecified damages and an award of costs and expenses, including reasonable attorneys' fees, as well as equitable relief. The Company believes that the allegations contained in the complaint are without merit and intends to defend the complaint vigorously.

Five shareholder derivative complaints have been filed in the United States District Court for the Southern District of New York, United States District Court for the District of Delaware and Delaware Court of Chancery against the Company and certain directors and officers. The Glover-Mott shareholder derivative complaint, filed in April 2022, alleges a breach of fiduciary duty against management and our Board of Directors based on the same allegations and events described in the class action complaint. The complaint seeks unspecified damages, an award of costs and disbursements, including reasonable attorneys' fees, and that the Company be directed to take action to reform its corporate governance and internal procedures. The William B. Federman Irrevocable Trust shareholder derivative complaint, filed in May 2022, alleges violations of Section 14(a) of the Exchange Act, breach of fiduciary duty, aiding and abetting breach of duty and gross mismanagement based on misstatements or omissions in the Company's April 2022 Proxy Statement concerning alleged deficiencies in the Company's risk management and internal controls which allegedly led to disclosure deficiencies in the SPO documents. The complaint seeks a declaration that the individual defendants breached their fiduciary duties, aided and abetted breach of fiduciary duty, were unjustly enriched, grossly mismanaged the Company and violated the federal securities laws; an order that the individual defendants are jointly and severally liable for all damages; an order requiring the individual defendants to remit their salaries and compensation to the Company for the period of breach; unspecified equitable and injunctive relief; and costs and disbursements, including reasonable attorneys', consultants' and experts' fees. The Dana Messana shareholder derivative complaint, filed in September 2022, alleges violation of Section 10(b) of the Exchange Act, breach of fiduciary duty against management and the Board, aiding and abetting breach of fiduciary duty, unjust enrichment, and waste of corporate assets based on the same allegations and events described in the SPO class action complaint. The complaint seeks unspecified damages; an order that the individual defendants are jointly and severally liable for all damages; an order for imposition of a constructive trust on any profits and unjust enrichments received by the individual defendants through unlawful conduct; and an award of costs and disbursements, including reasonable attorneys', accountants', and experts' fees. The Sanchez shareholder derivative complaint, filed in January 2023, asserts claims for breach of fiduciary duty and unjust enrichment against, among others, management, our Board of Directors, and Blackstone based on the same allegations and events described in the class action complaint. The complaint seeks unspecified damages; an order that the defendants are jointly and severally liable for all damages; disgorgement from defendants of any profits, benefits, and other unjust gains from misconduct; and an award of costs and disbursements, including attorneys' fees, accountants' fees, and experts' fees. The City of Vero Beach Police Officers' Retirement Trust Fund derivative complaint, filed in February 2023, asserts claims for breach of fiduciary duty and unjust enrichment against, among others, management, our Board of Directors, and Blackstone based on the same allegations and events described in the class action complaint. The complaint seeks unspecified damages; a finding that the individual defendants breached their fiduciary duties; disgorgement from defendants of any unjustly obtained profits or benefits; and an award of costs and disbursement, including attorneys' fees, accountants' fees, and experts' fees. The Company has also received an inquiry from the SEC relating to the disclosures at issue in the SPO class action complaint. The Company cannot predict at this point the length of time that these matters will be ongoing, their outcome or the liability, if any, which may arise therefrom.

As of December 31, 2022, management has assessed that provisions of $20.5 million are our best estimate of any probable future obligation, including legal costs incurred to date and expected to be incurred up to completion, for the ongoing litigations. This provision includes amounts accrued with respect to the Company's class action lawsuit related to the SPO, representing management's current estimated probable loss for this matter following a court-ordered mediation between the parties to the litigation.

For additional information, refer to Note 20, *Commitments and Contingencies*, within the audited consolidated financial statements included in "Item 8—Financial Statements and Supplementary Data" in this Annual Report.

Item 4. Mine Safety Disclosures

Not applicable.

Item 4A. Information About Our Executive Officers

The following table sets forth information regarding our executive officers as of the date of this Annual Report:

Name	Age	Position
Whitney Wolfe Herd	33	Founder, Chief Executive Officer and Director
Tariq M. Shaukat	50	President
Anuradha B. Subramanian	41	Chief Financial Officer
Laura Franco	60	Chief Legal and Compliance Officer

Whitney Wolfe Herd is the founder of Bumble app and has served as our Chief Executive Officer and as a member of our Board of Directors since January 2020. Prior to founding Bumble app in 2014, Ms. Wolfe Herd was a co-founder of Tinder, a dating application, where she served as Vice President of Marketing from May 2012 to April 2014. Currently, Ms. Wolfe Herd serves on the board of directors of Imagine Entertainment as well as the Executive Board at Southern Methodist University's Dedman College of Humanities and Sciences, where she graduated with a B.A. in International Studies.

Tariq M. Shaukat has served as our President since July 2020. Prior to joining the Company, Mr. Shaukat served as President of Google Cloud at Google LLC from June 2016 to July 2020. Prior to that, Mr. Shaukat served in various roles for Caesars Entertainment, including as Executive Vice President and Chief Commercial Officer from October 2014 to May 2016 and Executive Vice President and Chief Marketing Officer from March 2012 to October 2014. Prior to joining Caesars Entertainment, Mr. Shaukat was a Partner at McKinsey & Company, and worked in a variety of roles in the technology industry. Since July 2019, he has been a member of the Board of Trustees of Public Storage. He also serves on the board of directors of Ellipsis Health. Mr. Shaukat holds a B.S. in Mechanical Engineering from Massachusetts Institute of Technology, an M.S. in Mechanical Engineering from Stanford University and an M.S. in Technology and Policy from Massachusetts Institute of Technology.

Anuradha B. Subramanian has served as our Chief Financial Officer since September 2020. Prior to joining the Company, Ms. Subramanian served as Chief Financial Officer, Digital at Univision Communications Inc. from February 2018 to September 2020. Prior to that, Ms. Subramanian served as Chief Financial Officer, Digital at VICE Media during 2017. Prior to that, Ms. Subramanian served in various roles at Scripps Networks Interactive from August 2010 to January 2017, including most recently as the Head of Finance, Digital. Prior to Scripps Networks, Ms. Subramanian worked in investment banking at Citi as part of the Media and Telecom group. Ms. Subramanian began her career at Ernst & Young in the assurance division. Ms. Subramanian holds an M.B.A from the Yale School of Management and a Bachelor of Commerce (Honors) from Delhi University and is a Chartered Accountant in India.

Laura Franco has served as our Chief Legal and Compliance Officer since November 2020. Prior to joining the Company, Ms. Franco served most recently as Executive Vice President, General Counsel of the CBS business of ViacomCBS since December 2019 and before that, Ms. Franco was Executive Vice President and General Counsel of CBS Corporation from March 2019 to December 2019. Prior to that, Ms. Franco had various senior legal positions at Viacom Inc. and CBS Corporation. Prior to joining Viacom Inc. in 1995, Ms. Franco began her career at Simpson Thacher & Bartlett LLP where she practiced mergers and acquisitions and securities law. Currently, Ms. Franco serves on the board of directors of Virgin Voyages. Ms. Franco holds a B.S. in Economics from The Wharton School at The University of Pennsylvania and a J.D. from Harvard Law School.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock began trading on the Nasdaq Global Select Market under the symbol "BMBL" on February 11, 2021. Prior to that date, there was no public trading market for our Class A common stock.

There is no established public trading market for our Class B common stock.

Holders of Record

As of January 31, 2023, there were 67 registered holders of our Class A common stock and 20 registered holders of our Class B common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

The declaration, amount and payment of any future dividends on shares of our capital stock will be at the sole discretion of our Board of Directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our Board of Directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Performance Graph

The following performance graph shall not be deemed soliciting material or to be filed with the SEC for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any of our other filings under the Exchange Act or the Securities Act.

The graph below compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the Nasdaq Composite Index and the Nasdaq CTA Internet Index. The graph assumes an initial investment of $100 in our common stock at the market close on February 11, 2021, which was our initial trading day. Data for the Nasdaq Composite Index and the Nasdaq CTA Internet Index assume reinvestment of dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the financial condition and results of operations of Bumble Inc. (the "Successor") and Worldwide Vision Limited (the "Predecessor"), in conjunction with our consolidated financial statements and the related notes included in Part II, "Item 8—Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include without limitation those discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations and those identified in Part I, "Item 1A—Risk Factors."

Overview

We provide online dating and social networking applications through subscription and in-app purchases of dating products servicing North America, Europe and various other countries around the world. In 2022, Bumble operated three apps, Bumble, Badoo and Fruitz and we are a leader in the online dating space. We launched Bumble app in 2014 to address antiquated gender norms and a lack of kindness and accountability on the internet. We believe that healthy and equitable relationships begin with Kind Connections and focus on building authenticity and safety in the online space, which is marked at times by isolation and toxicity. We also believe there is a significant opportunity to extend our platform beyond online dating into healthy relationships across all areas of life: love, friendships, careers and beyond. By empowering women across all of their relationships, we believe that we have the potential to become a preeminent global women's brand. By placing women at the center – where women make the first move – we are building a platform that is designed to be safe and empowering for women, and in turn, provide a better environment for everyone. Badoo app, launched in 2006, was one of the pioneers of web and mobile free-to-use dating products.

In January 2022, we acquired Fruitz, a fast-growing dating app with a Gen Z focus, which is a growing segment of online dating consumers. Fruitz encourages open and honest communication of dating intentions through playful fruit metaphors.

How We Generate Revenue

We monetize the Bumble app, Badoo app and Fruitz app via a freemium model where the use of our service is free and a subset of our users pay for subscriptions or in-app purchases to access premium features. These features maximize the probability of developing meaningful connections, improving their experience and saving them valuable time.

On Bumble app, our subscription offerings are called Bumble Boost and Bumble Premium. These subscription plan offerings currently include 1-day, 7-day, 1-month, 3-month, 6-month, or lifetime packages. Bumble users, both subscribers and non-subscribing users, can also access additional features through in-app purchases. On Badoo app, our subscription offerings are called Badoo Premium and Badoo Premium Plus. Badoo premium subscription plan offerings currently include 1-day, 7-day, 1-month, 3-month, 6-month, or lifetime packages. In addition, Badoo users, both subscribers and non-subscribing users, can also purchase Badoo Credits which they can use to acquire in-app features such as one-off popularity boosts. We also selectively monetize through video and banner advertising. On Fruitz app, our subscription offerings are called Fruitz Premium and Fruitz Golden. Similar to the Bumble and Badoo apps, Fruitz offers flexible subscription packages and in-app purchases.

Overview of Financial Results

For the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29 through December 31, 2020 and the period from January 1 through January 28, 2020, we generated:

- Total Revenue of $903.5 million, $760.9 million, $539.5 million and $40.0 million, respectively;

- Bumble App Revenue of $694.3 million, $528.6 million, $335.0 million and $23.3 million, respectively;

- Badoo App and Other Revenue of $209.2 million, $232.3 million, $204.6 million and $16.7 million, respectively;

- Net Earnings (Loss) of $(114.1) million, $281.7 million, $(109.5) million and $(32.6) million, respectively, representing Net Earnings (Loss) Margins of (12.6)%, 37.0%, (20.3)% and (81.4)%, respectively;

- Adjusted EBITDA of $226.9 million, $207.2 million, $143.4 million and $9.4 million, respectively, representing Adjusted EBITDA Margins of 25.1%, 27.2%, 26.6% and 23.4%, respectively;

- Net cash provided by (used in) operating activities of $132.9 million, $104.8 million, $53.1 million and $(3.3) million, respectively, and Operating Cash Flow Conversion of, (116.5)%, 37.2%, (48.5)% and 10.2%, respectively; and

- Free Cash Flow of $116.6 million, $91.2 million, $42.4 million and $(4.4) million, respectively, representing Free Cash Flow Conversion of 51.4%, 44.0%, 29.6% and (46.4)%, respectively.

For a reconciliation of Adjusted EBITDA, Adjusted EBITDA margin, Free Cash Flow and Free Cash Flow Conversion, which are all non-GAAP measures, to the most directly comparable GAAP financial measures, information about why we consider Adjusted EBITDA, Adjusted EBITDA margin, free cash flow and free cash flow conversion useful and a discussion of the material risks and limitations of these measures, please see "—Non-GAAP Financial Measures."

Key Operating Metrics

We regularly review a number of metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe these operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP. Refer to the section "Certain Definitions" at the beginning of this Annual Report for the definitions of our Key Operating Metrics.

The following metrics were calculated excluding paying users and revenue generated from Fruitz:

(in thousands, except ARPPU)	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020
Key Operating Metrics					
Bumble App Paying Users	2,002.2		1,499.8		1,142.1
Badoo App and Other Paying Users	1,179.7		1,394.1		1,363.4
Total Paying Users	3,181.9		2,893.9		2,505.5
Bumble App Average Revenue per Paying User	$ 28.90	$	29.37	$	26.14
Badoo App and Other Average Revenue per Paying User	$ 13.06	$	13.13	$	12.66
Total Average Revenue per Paying User	$ 23.03	$	21.55	$	18.81

Key Factors Affecting our Performance

Our results of operations and financial condition have been, and will continue to be, affected by a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in Part I, "Item 1A—Risk Factors."

Growth in Monetization

Our apps monetize via a freemium model where the use of our service is free and a subset of our users pay for subscriptions or in-app purchases to access premium features. We acquire new users through investments in marketing and brand as well as through word of mouth from existing users and others. We convert these users to Paying Users by introducing premium features which maximize the probability of developing meaningful connections and improving their experience.

Our revenue growth primarily depends on Paying Users and ARPPU. We continually develop new monetization features and improve existing features in order to increase adoption of in-app purchases and our subscription programs striking a balance between the number of Paying Users and ARPPU. We also test new pricing strategies, including different pricing tiers and user segmentation and share those insights across our apps to optimize monetization.

While we see opportunity for growth in our core online dating market driven by the steady growth of the global singles population, increasing adoption of online dating both in the United States and globally and increasing propensity to pay for online dating, we may also face challenges increasing our Paying Users. These challenges may include the prevailing global economic climate, competition from alternative products, lack of appealing product features, enforcement of restrictive payment policies from in-app payment systems provided by Apple and Google, and saturation of the online dating market. For example, Google has implemented a policy whereby only Google Play's in-app billing system can be used for transactions in its store. We have increased compliance with this policy across our markets, which has had and may continue to have a negative impact on our revenue, earnings margins and numbers of Paying Users, especially in markets that tend to have lower value subscriptions and higher concentrations of Android users.

Many variables will impact our ARPPU, including the number of Paying Users and mix of monetization offerings on our platform, as well as the effect of demographic shifts and geographic differences on all of these variables. Our pricing is in local currency and may vary between markets. As foreign currency exchange rates change, translation of the statements of operations into U.S. dollars could negatively impact revenue and distort year-over-year comparability of operating results.

To the extent our ARPPU growth slows, our revenue growth will become increasingly dependent on our ability to increase our Paying Users.

Expansion into New Geographic Markets

We are focused on growing our platform globally, including through entering new markets and investing in under-penetrated markets. As we introduce Bumble app to new markets throughout Europe, Asia, and Latin America we can leverage the local insights, scale, and infrastructure of Badoo app's existing global footprint to efficiently enter new markets. Badoo app can also leverage Bumble's marketing expertise and strength in North America to support growth in that market.

Expanding into new geographies will require increased costs related to marketing, as well as localization of product features and services. Potential risks to our expansion into new geographies will include competition and compliance with foreign laws and regulations.

As we expand into certain new geographies, we may see an increase in users who prefer to access premium features through our in-app purchase options rather than through our subscription packages which could impact our ARPPU. We may also see a lower propensity to pay as we enter certain new markets.

Investing in Growth While Driving Long-Term Profitability

Our mission-driven strategy ensures that values guide our business decisions and our business performance enables us to drive impact through investment in technology, marketing and product innovation, balancing growth with long-term margins.

We expect to continue to invest in technology, marketing and product innovation to drive growth while improving margins over the long term. Key investment areas for our platform include machine learning capabilities, including improving our matching and content moderation technologies; features that enhance trust and safety on our platform; new offerings that enhance user engagement and retention; marketing, data analytics, and personalization capabilities; and new subscription and consumable offerings to drive incremental value to Paying Users.

Attracting and Retaining Talent

Our business relies on our ability to attract and retain our talent, including engineers, data scientists, product designers and product developers. We believe that people want to work at a company that has purpose and aligns with their personal values, and therefore our ability to recruit talent is aided by our mission and brand reputation. We compete for talent within the technology industry.

Seasonality

We experience seasonality in user growth, user engagement, Paying User growth, and monetization on our platform. Historically, we have seen an increase in all of these metrics in January due in part to seasonal demand in the lead up to Valentine's Day, and during the Northern Hemisphere summer. Generally, our highest performing months for user growth and user engagement are during the first and third quarters of the fiscal year, and our highest performing months for Total Paying Users are in the third and fourth quarters of the fiscal year.

Macroeconomic Conditions

The prevailing global economic climate, Russia-Ukraine conflict and other macroeconomic conditions, including but not limited to slower growth or economic recession, changes to fiscal and monetary policy and exchange rate fluctuations have adversely affected and may continue to adversely impact our business as consumers face greater pressure on disposable income. The increase in interest rates by the Federal Reserve and overall market conditions have led to significant strengthening of the U.S. dollar against other global currencies in 2022. A strong U.S. dollar has impacted and may continue to impact our revenue and earnings in 2023. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.

For additional information, see "Item 1A—Risk Factors—General Risk Factors—We are exposed to changes in the global macroeconomic environment beyond our control, which may adversely affect consumer discretionary spending, demand for our products and services, and our expenses."

Impact of COVID-19

Since early 2020, COVID-19 has impacted market and economic conditions globally, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans intended to control the spread of the virus, as well as changes in consumer behavior as some individuals have become reluctant to engage in social activities with people outside their households. The potential for some of these measures to be reinstituted in the event of repeat waves or the emergence of new variants of the virus is likely to continue to have an adverse impact on global economic conditions and consumer confidence and spending in many parts of the world. Such macroeconomic conditions have adversely affected and may continue to adversely affect demand, and/or users' ability to pay, for our products and services, particularly in the geographic and demographic markets in which Badoo app operates. Given the continued uncertainty around the duration and severity of the impact on market conditions and the business environment, the impact of the COVID-19 pandemic on our business, financial condition and results of operations going forward remains uncertain for the foreseeable future.

For additional information, see "Item 1A—Risk Factors—General Risk Factors—Our business and results of operations may be materially adversely affected by the COVID-19 outbreak or other similar outbreaks" and "Item 1A—Risk Factors—General Risk Factors—We are exposed to changes in the global macroeconomic environment beyond our control, which may adversely affect consumer discretionary spending, demand for our products and services, and our expenses."

Impact of Russia-Ukraine Conflict

Historically, we have had business operations in Russia. Prior to the Russian invasion of Ukraine in February 2022, we leased office space in Moscow and had approximately 125 employees based out of the Moscow office, consisting primarily of engineers responsible for services including anti-spam, integrity, incident management and product development and services related to supportive IT infrastructure.

On March 8, 2022, we announced the discontinuation of our operations in Russia and the removal of all of our apps from the Apple App Store and Google Play Store in Russia and Belarus. We closed our Moscow office and shifted our resources based in Moscow, where feasible, to other geographic locations.

For the year ended December 31, 2022, the net assets of our subsidiary in Russia comprised 0.2% of total assets and revenue from Russia, Belarus and Ukraine combined were approximately 0.8% of our total revenue. Operating costs related to our Russian operations were approximately 1.0% of our total operating costs for the year ended December 31, 2022.

For additional information, see "Item 1A—Risk Factors—Risks Related to Our Brand, Products and Operations—Our operations may be adversely affected by ongoing developments in Russia, Ukraine and surrounding countries, including due to the impact of our decision to discontinue our operations in Russia and remove our apps from the Apple App Store and Google Play Store in Russia and Belarus."

Factors Affecting the Comparability of Our Results of Operations

As a result of a number of factors, our historical results of operations may not be comparable from period to period or going forward. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

The Sponsor Acquisition

On January 29, 2020, we completed the Sponsor Acquisition, pursuant to which, among other things, Bumble Holdings acquired Worldwide Vision Limited and its consolidated subsidiaries. For additional information, see Note 1, *Organization and Basis of Preparation*, within the audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

The Sponsor Acquisition was accounted for as a business combination under Accounting Standards Codification 805, *Business Combinations*. The purchase consideration was allocated to the identifiable assets and liabilities of Worldwide Vision Limited measured at their fair value as of the effective date of the Sponsor Acquisition. Any excess of the purchase consideration over the fair value of the identifiable assets and liabilities of Worldwide Vision Limited was recognized as goodwill in our consolidated financial statements. In addition, we have recorded an increase in depreciation and amortization.

In connection with the Sponsor Acquisition, in January 2020, we entered into a 7-year senior secured term loan facility in an original aggregate principal amount of $575.0 million (the "Initial Term Loan Facility") and a 5-year senior secured revolving credit facility in an aggregate principal amount of up to $50.0 million (the "Revolving Credit Facility"). The borrower under the Initial Term Loan Facility and the Revolving Credit Facility is a wholly owned subsidiary of Bumble Holdings, Buzz Finco L.L.C. Accordingly, in periods after the Sponsor Acquisition, we have recorded an increase in interest expense.

Concurrent with the Sponsor Acquisition, the Company also decided to no longer actively maintain and market certain platforms, including Chappy, Lumen and Huggle ("Inactive Platforms"). The decision to do so was based on the Company's greater focus on, and decision to use its resources for strengthening, its brands Bumble and Badoo. During the periods from January 29, 2020 to December 31, 2020 and January 1, 2020 to January 28, 2020, the revenue associated with the Inactive Platforms is deemed immaterial.

As a result of the Sponsor Acquisition, the Company incurred significant transaction costs such as legal, accounting, consulting, shadow equity and other expenses. These were incurred both in the period from January 1, 2020 to January 28, 2020 and the period from January 29, 2020 to December 31, 2020 and resulted primarily in an increase in general and administrative expense.

The Distribution Financing Transaction

In October 2020, we entered into an incremental senior secured term loan facility (the "Incremental Term Loan Facility" and, together with the Initial Term Loan Facility, the "Term Loan Facility"; the Term Loan Facility, together with the Revolving Credit Facility, the "Senior Secured Credit Facilities") with the same maturity as the Initial Term Loan Facility in an original aggregate principal amount of $275.0 million. The Incremental Term Loan provides for additional senior secured term loans with substantially identical terms as the Initial Term Loan Facility (other than the applicable margin). The borrower under the Incremental Term Loan Facility is a wholly owned subsidiary of Bumble Holdings, Buzz Finco L.L.C.

Bumble Holdings used the proceeds from the incremental borrowings under the Incremental Term Loan Facility, together with available cash, to declare a distribution of $360.0 million, of which approximately $334.3 million was paid to our pre-IPO owners on October 28, 2020 and $25.6 million was used to partially repay the loan to our Founder, and to pay related fees and expenses in connection therewith.

Initial Public Offering and Offering Transactions

On February 10, 2021, our registration statement on Form S-1 relating to our initial public offering ("IPO") was declared effective by the SEC, and our Class A common stock began trading on the NASDAQ on February 11, 2021. Our IPO closed on February 16, 2021. For additional information, see Note 1, *Organization and Basis of Preparation,* to our consolidated financial statements included in Part II, "Item 8—Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Bumble Inc. issued and sold 57.5 million shares of its Class A common stock in the IPO, including 7.5 million shares sold pursuant to the exercise in full by the underwriters of their option to purchase additional shares. Bumble Inc. used the proceeds (net of underwriting discounts) from the issuance of 9 million shares ($369.6 million) to acquire an equivalent number of newly-issued Common Units from Bumble Holdings, which Bumble Holdings used to repay outstanding indebtedness under our Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $148.3 million for general corporate purposes, and to bear all of the expenses of the IPO. Bumble Inc. used the proceeds (net of underwriting discounts) from the issuance of 48.5 million shares ($1,991.6 million) to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from our pre-IPO owners. We refer to the foregoing transactions as the "Offering Transactions".

Secondary Offering

On September 15, 2021, the Company completed a secondary offering of 20.7 million shares of Class A common stock on behalf of certain selling stockholders affiliated with Blackstone Inc. (the "Selling Stockholders") at a price of $54.00 per share. This transaction resulted in the issuance of 9.2 million Class A shares for the period ending September 30, 2021.
Bumble did not sell any shares of Class A common stock in the offering and did not receive any of the proceeds from the sale. Bumble paid the costs associated with the sale of shares by the Selling Stockholders, net of the underwriting discounts.

Reorganization Transactions

Prior to the completion of the IPO, we undertook certain reorganization transactions (the "Reorganization Transactions") such that Bumble Inc. is now a holding company, and its sole material asset is a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. now operates and controls all of the business and affairs of Bumble Holdings, has the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conducts our business. The Reorganization Transactions were accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical financial statements of Bumble Holdings, the accounting predecessor. Bumble Inc. will consolidate Bumble Holdings on its consolidated financial statements and record a non-controlling interest, related to the Common Units and the Incentive Units held by our pre-IPO owners, on its consolidated balance sheet and statement of operations.

Bumble Inc. is a corporation for U.S. federal and state income tax purposes. Bumble Inc.'s accounting predecessor, Bumble Holdings, is and has been since the Sponsor Acquisition, treated as a flow-through entity for U.S. federal income tax purposes, and as such, has generally not been subject to U.S. federal income tax at the entity level. Accordingly, the historical results of operations and other financial information set forth in this Annual Report do not include any material provisions for U.S. federal income tax for the period prior to our IPO. Following our IPO, Bumble Inc. pays U.S. federal and state income taxes as a corporation on its share of Bumble Holdings' taxable income.

In addition, in connection with the Reorganization Transactions and our IPO, we entered into the tax receivable agreement as described under "Tax Receivable Agreement".

Public Company Costs

In preparation for our IPO, we incurred significant one-off costs such as legal, accounting, consulting, investor relations and other expenses. Accordingly, in the period from January 29, 2020 to December 31, 2020, we have recorded an increase in general and administrative expense.

As a result of becoming a public company, we continue to incur additional costs such as personnel, legal, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company including as a result of no longer qualifying as an "Emerging Growth Company". See "Item 1A—Risk Factors—Risks Related to Ownership of our Class A Common Stock—We incur increased costs and are subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management's attention from our business."

Tax Receivable Agreement

In connection with the Reorganization Transactions and our IPO, we entered into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by the Company to such pre-IPO owners of 85% of the benefits that the Company realizes, or is deemed to realize, as a result of the Company's allocable share of existing tax basis acquired in our IPO, increases in our share of existing tax basis and adjustments to the tax basis of the assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units), and our utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies' allocable share of existing tax basis) and certain other tax benefits related to entering into the tax receivable agreement.

For additional information, see "Item 1A—Risk Factors—Bumble Inc. will be required to pay certain of our pre-IPO owners for most of the benefits relating to tax depreciation or amortization deductions that we may claim as a result of Bumble Inc.'s allocable share of existing tax basis acquired in the IPO, Bumble Inc.'s increase in its allocable share of existing tax basis and anticipated tax basis adjustments we receive in connection with sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) in connection with or after the IPO and our utilization of certain tax attributes of the Blocker Companies." and "Item 1A—Risk Factors—In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement."

For additional information, see Note 6, *Payable to Related Parties Pursuant to a Tax Receivable Agreement,* to our *co*nsolidated financial statements included in Part II, "Item 8 – Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

We have determined that it is more likely than not that we will be unable to realize certain tax benefits that were received in connection with the Reorganization Transactions and our IPO. As a result of this determination, we have not recorded the benefit of these deferred tax assets as of December 31, 2022. The Company is entitled to certain depreciation and amortization deductions as a result of its allocable share of existing tax basis acquired in the IPO and increases in its allocable share of existing basis and adjustments to the tax basis of the assets of Bumble Holdings as a result of sales or exchanges in connection with the IPO. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition. Based on current projections, we anticipate having sufficient taxable income to be able to realize these tax benefits and have recorded a liability of $394.3 million associated with the tax receivable agreement related to these benefits of which $8.8 million is included in "Other current liabilities." The ability of the deferred tax assets to be realized is evaluated based on all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. We will assess the ability of the deferred tax assets to be realized at each reporting period, and a change in our estimate of our liability associated with the tax receivable agreement may result as additional information becomes available, including results of operations in future periods.

Employee Equity Plans

In connection with the Reorganization Transactions and our IPO, we undertook a number of modifications to existing employee equity plans such that awards under the Founder Plan, U.S. Plan, and Non-U.S. Plan were reclassified as follows:

- The Time-Vesting and Exit-Vesting Class B Units in Bumble Holdings under the Founder Plan and granted to Senior Management under the U.S. Plan were reclassified to vested Incentive Units (in the case of Vested Class B Units) and unvested Incentive Units (in the case of unvested Class B Units) in Bumble Holdings.

- The Time-Vesting and Exit-Vesting Class B Units in Bumble Holdings (other than those granted to senior management) were reclassified to Class A common stock (in the case of vested Class B Units) and restricted shares of Class A common stock (in the case of unvested Class B Units) in Bumble Inc.

- The Time-Vesting and Exit-Vesting Phantom Class B Units in Bumble Holdings were reclassified into vested RSUs (in the case of vested Class B Phantom Units) and unvested RSUs (in the case of unvested Class B Phantom Units) in Bumble Inc. As the modification resulted in a change from liability-settled to equity-settled, the RSUs were fair valued at the date of the IPO.

In all cases of respective reclassifications, the Post-IPO awards retained the same terms and conditions (including applicable vesting requirements). Each Post-IPO award was converted to reflect the $43.00 share price contemplated in the Company's IPO while retaining the same economic value in the Company.

In connection with the IPO, we adopted the 2021 Omnibus Incentive Plan (the "2021 Omnibus Plan"), which became effective on the date immediately prior to the effective date of the IPO. Under the 2021 Omnibus Plan, we granted equity awards as follows:

- Stock options with the underlying equity being shares of the Company's Class A common stock. These stock options are inclusive of both Time-Vesting stock options and Exit-Vesting stock options.

- Time-Vesting Restricted Stock Units with the underlying equity being shares of the Company's Class A common stock.

- Shares of Class A common stock issuable in exchange for an equivalent number of Common Units in Bumble Holdings to be received upon the conversion of vested Time-Vesting and Exit-Vesting Incentive Units in Bumble Holdings.

At the IPO date, we concluded that our public offering represented a qualifying liquidity event that would cause the Exit-Vesting awards' performance conditions to be probable. As such, we started to recognize stock-based compensation expense for the Exit-Vesting awards. On July 15, 2022, the Exit-Vesting awards, with vesting based on certain performance conditions, were modified to also provide for time-based vesting in 36 equal installments and we began to recognize incremental stock-based compensation associated with the modification of these awards. During the years ended December 31, 2022 and 2021, we recognized compensation cost related to Exit-Vesting awards of $31.3 million and $26.3 million, which includes the modification of these awards in fiscal year 2022.

For additional information, see Note 16, *Stock-based Compensation,* to our consolidated financial statements included in Part II, "Item 8 – Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Components of Results of Operations

Our business is organized into a single reportable segment.

Revenue

We monetize the Bumble, Badoo and Fruitz apps via a freemium model where the use of our service is free and a subset of our users pay for subscriptions or in-app purchases to access premium features. Subscription revenue is presented net of taxes, refunds and credit card chargebacks. This revenue is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period. Revenue from lifetime subscriptions is deferred over the average estimated expected period of the subscriber relationship, which is currently estimated to be twelve months. Revenue from the purchase of in-app features is recognized based on usage.

We also earn revenue from online advertising and partnerships, which are not a significant part of our business. Online advertising revenue is recognized when an advertisement is displayed. Revenue from partnerships is recognized according to the contractual terms of the partnership.

Cost of revenue

Cost of revenue consists primarily of in-app purchase fees due on payments processed through the Apple App Store and Google Play Store. Purchases on Android outside of the United States and United Kingdom, mobile web and desktop have additional payment methods, such as credit card or via telecom providers. These purchases incur fees which vary depending on payment method. Purchase fees are deferred and expensed over the same period as revenue.

Cost of revenue also includes data center expenses such as rent, power and bandwidth for running servers, employee compensation (including stock-based compensation) and, other employee related costs and restructuring charges. Expenses relating to customer care functions such as customer service, moderators and other auxiliary costs associated with providing services to customers such as fraud prevention are also included within cost of revenue.

Selling and marketing expense

Selling and marketing expense consists primarily of brand marketing, digital and social media spend, field marketing, restructuring charges, compensation expense (including stock-based compensation) and other employee-related costs for personnel engaged in sales and marketing functions.

General and administrative expense

General and administrative expense consists primarily of compensation (including stock-based compensation) and other employee-related costs for personnel engaged in executive management, finance, legal, tax and human resources. General and administrative expense also consists of transaction costs, impairment losses, changes in fair value of contingent earn-out liability, expenses associated with facilities, information technology, external professional services, legal costs, settlement of legal claims, restructuring charges and other administrative expenses.

Product development expense

Product development expense consists primarily of compensation (including stock-based compensation) and other employee-related costs for personnel engaged in the design, development, testing and enhancement of product offerings and related technology, as well as restructuring charges.

Depreciation and amortization expense

Depreciation and amortization expense is primarily related to computer equipment, leasehold improvements, furniture and fixtures, developed technology, user base, white label contracts, trademarks and other definite-lived intangible assets.

Interest income (expense)

Interest income (expense) consists of interest income received on related party loans receivables and interest expense incurred in connection with our long-term debt.

Other income (expense), net

Other income (expense), net consists of insurance reimbursement proceeds, impacts from foreign exchange transactions, tax receivable agreement liability remeasurement (benefit) expense, loss on debt extinguishment, fair value changes in derivatives, sub-lease income and investments in equity securities.

Income tax benefit (provision)

Income tax benefit (provision) represents the income tax benefit or expense associated with our operations based on the tax laws of the jurisdictions in which we operate. These foreign jurisdictions have different statutory tax rates than the United States. Our effective tax rates will vary depending on the relative proportion of foreign to domestic income, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Results of Operations

The following table sets forth our consolidated statement of operations information for the periods presented:

	Successor			Predecessor
(in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Revenue	$ 903,503	$ 760,910	$ 539,546	$ 39,990
Operating costs and expenses:				
Cost of revenue	249,490	205,171	143,628	10,790
Selling and marketing expense	249,269	211,711	152,588	11,157
General and administrative expense	319,300	265,738	181,807	44,907
Product development expense	98,575	105,917	46,994	4,087
Depreciation and amortization expense	89,713	107,056	91,767	408
Total operating costs and expenses	1,006,347	895,593	616,784	71,349
Operating earnings (loss)	(102,844)	(134,683)	(77,238)	(31,359)
Interest income (expense)	(24,063)	(24,574)	(21,927)	50
Other income (expense), net	16,189	3,160	(917)	(882)
Income (loss) before income tax	(110,718)	(156,097)	(100,082)	(32,191)
Income tax benefit (provision)	(3,406)	437,837	(9,411)	(365)
Net earnings (loss)	(114,124)	281,740	(109,493)	(32,556)
Net earnings (loss) attributable to noncontrolling interests	(34,378)	(28,075)	806	1,917
Net earnings (loss) attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners / Worldwide Vision Limited shareholders	$ (79,746)	$ 309,815	$ (110,299)	$ (34,473)

The following table sets forth our consolidated statement of operations information as a percentage of revenue for the periods presented:

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Revenue	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:				
Cost of revenue	27.6%	27.0%	26.6%	27.0%
Selling and marketing expense	27.6%	27.8%	28.3%	27.9%
General and administrative expense	35.3%	34.9%	33.7%	112.3%
Product development expense	10.9%	13.9%	8.7%	10.2%
Depreciation and amortization expense	9.9%	14.1%	17.0%	1.0%
Total operating costs and expenses	111.4%	117.7%	114.3%	178.4%
Operating earnings (loss)	(11.4)%	(17.7)%	(14.3)%	(78.4)%
Interest income (expense)	(2.7)%	(3.2)%	(4.1)%	0.1%
Other income (expense), net	1.8%	0.4%	(0.2)%	(2.2)%
Income (loss) before income tax	(12.3)%	(20.5)%	(18.5)%	(80.5)%
Income tax benefit (provision)	(0.4)%	57.5%	(1.7)%	(0.9)%
Net earnings (loss)	(12.6)%	37.0%	(20.3)%	(81.4)%
Net earnings (loss) attributable to noncontrolling interests	(3.8)%	(3.7)%	0.1%	4.8%
Net earnings (loss) attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners / Worldwide Vision Limited shareholders	(8.8)%	40.7%	(20.4)%	(86.2)%

The following table sets forth the stock-based compensation expense included in operating costs and expenses:

| | Successor | | | Predecessor |
| | Year Ended December 31, 2022 | Year Ended December 31, 2021 | Period from January 29, through December 31, 2020 | Period from January 1, through January 28, 2020 |
(in thousands)				
Cost of revenue	$ 3,819	$ 3,749	$ 615	$ —
Selling and marketing expense	8,064	12,925	2,055	75
General and administrative expense	65,957	62,284	17,318	3,997
Product development expense	33,168	44,952	7,480	84
Total stock-based compensation expense	$111,008	$ 123,910	$ 27,468	$ 4,156

The following table sets forth our revenue across apps for the periods presented:

| | Successor | | | Predecessor |
| | Year Ended December 31, 2022 | Year Ended December 31, 2021 | Period from January 29, through December 31, 2020 | Period from January 1, through January 28, 2020 |
(in thousands)				
Bumble App	$ 694,329	$ 528,585	$ 334,979	$ 23,256
Badoo App and Other	209,174	232,325	204,567	16,734
Total Revenue	$ 903,503	$ 760,910	$ 539,546	$ 39,990

Total revenue was $903.5 million for the year ended December 31, 2022, compared to $760.9 million for the same period in 2021. The increase was primarily driven by growth in Total Paying Users and an increase in Total Average Revenue per Paying User.

Bumble App Revenue was $694.3 million for the year ended December 31, 2022, compared to $528.6 million for the same period in 2021. This increase was primarily driven by a 34% increase in the number of Bumble App Paying Users to 2.0 million, partially offset by a 2% decrease in Bumble App ARPPU to $28.90. The increase in Bumble App Revenue was due to higher re-engagement in core markets and international expansion partially offset by fluctuations in foreign currency exchange rates.

Badoo App and Other Revenue was $209.2 million for the year ended December 31, 2022, compared to $232.3 million for the same period in 2021. This decrease was primarily driven by a 15% decrease in the number of Badoo App and Other Paying Users to 1.2 million due to the Company's decision to remove all of its apps from the Apple App Store and Google Play Store in Russia and Belarus in March 2022 and the continued impact of COVID and macroeconomic conditions. We expect the impact of macroeconomic conditions to continue to have an adverse impact on Badoo App and Other Paying Users in 2023. The decrease in Badoo App and Other Revenue was also driven by a 1% decrease in Badoo and Other ARPPU to $13.06. In addition, other revenue of $24.3 million for 2022, increased by $11.6 million, or 92% compared to the same period in 2021, primarily due to Fruitz.

Total revenue was $760.9 million for the year ended December 31, 2021, $539.5 million for the period from January 29, 2020 to December 31, 2020, and $40.0 million for the period from January 1, 2020 to January 28, 2020. Total revenue in the period from January 29, 2020 to December 31, 2020 was impacted by a reduction in deferred revenue of $15.0 million recorded in purchase accounting.

Bumble App Revenue $528.6 million for the year ended December 31, 2021, $335.0 million for the period from January 29, 2020 to December 31, 2020 and $23.3 million for the period from January 1, 2020 to January 28, 2020. The change was primarily driven by a 31% increase in the number of Bumble App Paying Users to 1.5 million and a 12% increase in Bumble App ARPPU to $29.37.

Badoo App and Other Revenue was $232.3 million for the year ended December 31, 2021, $204.6 million for the period from January 29, 2020 to December 31, 2020 and $16.7 million for the period from January 1, 2020 to January 28, 2020. This change was primarily driven by a 2% increase in the number of Badoo App and Other Paying Users to 1.4 million for the year ended December 31, 2021 and a 4% increase in Badoo and Other ARPPU to $13.13.

Cost of revenue

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
(in thousands, except percentages)				
Cost of revenue	$ 249,490	$ 205,171	$ 143,628	$ 10,790
Percentage of revenue	27.6%	27.0%	26.6%	27.0%

Cost of revenue for the year ended December 31, 2022 increased to $249.5 million from $205.2 million for the year ended December 31, 2021 driven primarily by growth in in-app purchase fees due to increasing revenue. As a percentage of revenue, cost of revenue for the year ended December 31, 2022 was 27.6%, compared to 27.0% for the same period in 2021 primarily driven by an increase in fees due to the adoption of Google Play billing in many of our markets partially offset by the reduced Google Play service fees for subscriptions which has declined from 30% to 15%.

Cost of revenue was $205.2 million for the year ended December 31, 2021, $143.6 million for the period from January 29, 2020 to December 31, 2020 and $10.8 million for the period from January 1, 2020 to January 28, 2020. This change was primarily driven by growth in in-app purchase fees due to increasing revenue.

Selling and marketing expense

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
(in thousands, except percentages)				
Selling and marketing expense	$ 249,269	$ 211,711	$ 152,588	$ 11,157
Percentage of revenue	27.6%	27.8%	28.3%	27.9%

Selling and marketing expense was $249.3 million for the year ended December 31, 2022, compared to $211.7 million the year ended December 31, 2021. This change was primarily due to a $34.0 million increase in digital and brand marketing costs and a $9.5 million increase in personnel-related expenses, partially offset by a $4.9 million decrease in stock-based compensation due to forfeitures.

Selling and marketing expense was $211.7 million for the year ended December 31, 2021, $152.6 million for the period from January 29, 2020 to December 31, 2020 and $11.2 million for the period from January 1, 2020 to January 28, 2020. This change was primarily due to an increase in digital and brand marketing costs. In addition, selling and marketing expense also increased due to stock-based compensation which was $12.9 million in the year ended December 31, 2021 compared to $2.1 million in the period from January 29, 2020 to December 31, 2020 and $0.1 million in the period from January 1, 2020 to January 28, 2020.

General and administrative expense

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
(in thousands, except percentages)				
General and administrative expense	$ 319,300	$ 265,738	$ 181,807	$ 44,907
Percentage of revenue	35.3%	34.9%	33.7%	112.3%

General and administrative expense was $319.3 million for the year ended December 31, 2022, compared to $265.7 million for the year ended December 31, 2021. The change was primarily driven by a $119.0 million increase in impairment charges, which includes a $141.0 million Badoo brand impairment, and a $4.4 million Moscow right-of-use asset impairment in 2022, compared to $26.4 million impairment charge in white label contracts in 2021. In addition, a $23.2 million increase in personnel-related expenses, a $7.8 million increase in professional and transaction costs, a $4.6 million increase in insurance expenses, and a $2.5 million increase in other overhead expenses also contributed to the increase. These increases were partially offset by a decline of $103.1 million in the fair value of the contingent earn-out liabilities.

General and administrative expense was $265.7 million for the year ended December 31, 2021, $181.8 million for the period from January 29, 2020 to December 31, 2020 and $44.9 million for the period from January 1, 2020 to January 28, 2020. The change was primarily due to transaction and other costs of $19.1 million, $66.3 million and $40.3 million in the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020 and the period from January 1, 2020 to January 28, 2020, respectively, and impairment losses on the white label contracts of $26.4 million in the year ended December 31, 2021. In addition, the Company recorded an expense in relation to the change in the fair value of the contingent earn-out liability which was $55.9 million and $27.8 million in the year ended December 31, 2021 and the period from January 29, 2020 to December 31, 2020, respectively. The increase was also driven by additional personnel-related expenses due to increased headcount and stock-based compensation, which was $62.3 million in the year ended December 31, 2021, $17.3 million in the period from January 29, 2020 to December 31, 2020, and $4.0 million (of which $3.8 million were in relation to the Sponsor Acquisition) in the period from January 1, 2020 to January 28, 2020.

Product development expense

	Successor			Predecessor
(in thousands, except percentages)	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Product development expense	$ 98,575	$ 105,917	$ 46,994	$ 4,087
Percentage of revenue	10.9%	13.9%	8.7%	10.2%

Product development expense was $98.6 million for the year ended December 31, 2022, compared to $105.9 million for the year ended December 31, 2021. This change was primarily driven by a $11.8 million decrease in stock-based compensation due to forfeitures partially offset by a $3.9 million increase in personnel-related expenses.

Product development expense was $105.9 million for the year ended December 31, 2021, $47.0 million for the period from January 29, 2020 to December 31, 2020 and $4.1 million for the period from January 1, 2020 to January 28, 2020. The change was primarily due to increased personnel-related expense as a result of higher employee headcount in product development functions and stock-based compensation, which was $45.0 million for the year ended December 31, 2021, $7.5 million in the period from January 29, 2020 to December 31, 2020 and $0.1 million in the period from January 1, 2020 to January 28, 2020.

Depreciation and amortization expense

	Successor			Predecessor
(in thousands, except percentages)	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Depreciation and amortization expense	$ 89,713	$ 107,056	$ 91,767	$ 408
Percentage of revenue	9.9%	14.1%	17.0%	1.0%

Depreciation and amortization expense was $89.7 million for the year ended December 31, 2022, compared to $107.1 million for the year ended December 31, 2021. The decrease was primarily due to the full amortization of the legacy Badoo user base in July 2022 and white label contracts in 2021, which are no longer being amortized. These decreases were partially offset by increases in the amortization of intangibles acquired from the Fruitz acquisition in January 2022.

Depreciation and amortization expense was $107.1 million for the year ended December 31, 2021, $91.8 million for the period from January 29, 2020 to December 31, 2020 and $0.4 million for the period from January 1, 2020 to January 28, 2020. The increase was primarily due to increased expense related to the amortization of finite-lived intangible assets recognized in connection with the Sponsor Acquisition in the year ended December 31, 2021, compared to the period from January 29, 2020 to December 31, 2020.

Interest income (expense)

	Successor			Predecessor
(in thousands, except percentages)	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Interest income (expense)	$ (24,063)	$ (24,574)	$ (21,927)	$ 50
Percentage of revenue	(2.7)%	(3.2)%	(4.1)%	0.1%

Interest income (expense) was $(24.1) million for the year ended December 31, 2022, compared to $(24.6) million for the year ended December 31, 2021. The decrease was primarily due to the repayment of $200.0 million of debt in March 2021, as well as the Company investing surplus funds in money market funds in the fourth quarter of 2022 creating interest income, partially offset by an increase in interest rates on our outstanding debt under the credit agreements.

Interest income (expense) was $(24.6) million for the year ended December 31, 2021, $(21.9) million for the period from January 29, 2020 to December 31, 2020 and $0.1 million for the period from January 1, 2020 to January 28, 2020. The increase in interest expense was primarily due to increased interest expense associated with raising $575 million of debt on January 29, 2020 and raising an additional $275 million of debt in October 2020, of which $200 million was repaid in March 2021.

Other income (expense), net

| | Successor | | | Predecessor |
| | Year Ended December 31, 2022 | Year Ended December 31, 2021 | Period from January 29, through December 31, 2020 | Period from January 1, through January 28, 2020 |
(in thousands, except percentages)				
Other income (expense), net	$ 16,189	$ 3,160	$ (917)	$ (882)
Percentage of revenue	1.8%	0.4%	(0.2)%	(2.2)%

Other income (expense), net was $16.2 million for the year ended December 31, 2022, compared to $3.2 million for the year ended December 31, 2021. The change was primarily due to a $10.5 million increase in net gain on interest rate swaps, a $3.8 million increase in net foreign currency exchange gains (losses), a $3.4 million loss on extinguishment of long-term debt recognized in 2021 when we repaid $200.0 million of debt in March 2021, partially offset by a $4.2 million loss recognized for the increase in tax receivable agreement liability, and a $1.0 million decrease in fair value of investments in equity securities.

Other income (expense), net was $3.2 million for the year ended December 31, 2021, $(0.9) million for the period from January 29, 2020 to December 31, 2020 and $(0.9) million for the period from January 1, 2020 to January 28, 2020. The change was primarily due to net foreign exchange gains (losses), which were $(0.1) million in the year ended December 31, 2021, $(9.5) million in the period from January 29, 2020 to December 31, 2020 and $(0.5) million in the period from January 1, 2020 to January 28, 2020. The Company also recorded gains (losses) on the fair value change in interest rate swaps of $6.6 million and $(1.6) million in the year ended December 31, 2021 and the period from January 1, 2020 to January 28, 2020. In addition, a $9.3 million insurance reimbursement related to the putative class action lawsuit was received and recorded as other income in the period from January 29, 2020 to December 31, 2020.

Income tax provision

| | Successor | | | Predecessor |
| | Year Ended December 31, 2022 | Year Ended December 31, 2021 | Period from January 29, through December 31, 2020 | Period from January 1, through January 28, 2020 |
(in thousands, except percentages)				
Income tax benefit (provision)	$ (3,406)	$ 437,837	$ (9,411)	$ (365)
Effective income tax rate	(3.1)%	280.5%	(9.4)%	(1.1)%

For further detail of income tax matters, see Note 5, *Income Taxes*, within the audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

Income tax benefit (provision) was $(3.4) million for the year ended December 31, 2022, compared to $437.8 million for the year ended December 31, 2021, which includes a $441.5 million tax benefit related to the reversal of a net deferred tax liability due to the restructuring of our international operations.

Income tax benefit (provision) was $437.8 million for the year ended December 31, 2021, $(9.4) million for the period from January 29, 2020 to December 31, 2020 and $(0.4) million for the period from January 1, 2020 to January 28, 2020. The tax benefit of $437.8 million recorded in the year ended December 31, 2021 includes a $441.5 million tax benefit related to the reversal of a net deferred tax liability due to the restructuring of our international operations. In addition, the tax benefit for the year ended December 31, 2021 reflects the impact of our assessment that we will not be able to record the benefit of certain current year deferred tax assets for which a valuation allowance is expected.

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP, however, management believes that certain non-GAAP financial measures provide users of our financial information with useful supplemental information that enables a better comparison of our performance across periods. We believe Adjusted EBITDA provides visibility to the underlying continuing operating performance by excluding the impact of certain expenses, including income tax (benefit) provision, interest (income) expense, depreciation and amortization, stock-based compensation expenses, employer costs related to stock-based compensation, foreign exchange (gain) loss, changes in fair value of contingent earn-out liability, interest rate swaps and investments in equity securities, transaction and other costs, litigation costs net of insurance reimbursements that arise outside of the ordinary course of business, tax receivable agreement liability remeasurement (benefit) expense and impairment loss, as management does not believe these expenses are representative of our core earnings. We also provide Adjusted EBITDA margin, which is calculated as Adjusted EBITDA divided by revenue. In addition to Adjusted EBITDA and Adjusted EBITDA margin, we believe free cash flow and free cash flow conversion provide useful information regarding how cash provided by (used in) operating activities compares to the capital expenditures required to maintain and grow our business, and our available liquidity, after funding such capital expenditures, to service our debt, fund strategic initiatives and strengthen our balance sheet, as well as our ability to convert our earnings to cash. Additionally, we believe such metrics are widely used by investors, securities analysis, ratings agencies and other parties in evaluating liquidity and debt-service capabilities. We calculate free cash flow and free cash flow conversion using methodologies that we believe can provide useful supplemental information to help investors better understand underlying trends in our business.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are:

- Adjusted EBITDA and Adjusted EBITDA margin exclude the recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

- Adjusted EBITDA and Adjusted EBITDA margin do not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA and Adjusted EBITDA margin exclude stock-based compensation expense and employer costs related to stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;

- Adjusted EBITDA and Adjusted EBITDA margin do not reflect the interest (income) expense or the cash requirements to service interest or principal payments on our indebtedness, and free cash flow does not reflect the cash requirements to service principal payments on our indebtedness;

- Adjusted EBITDA and Adjusted EBITDA margin do not reflect income tax (benefit) provision we are required to make; and

- Free cash flow and free cash flow conversion do not represent our residual cash flow available for discretionary purposes and does not reflect our future contractual commitments.

Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

To properly and prudently evaluate our business, we encourage investors to review the financial statements included elsewhere in this Annual Report, and not rely on a single financial measure to evaluate our business. We also strongly urge investors to review the reconciliation of net earnings (loss) to Adjusted EBITDA, the computation of Adjusted EBITDA margin as compared to net earnings (loss) margin which is net earnings (loss) as a percentage of revenue, the reconciliation of net cash provided by (used in) operating activities to free cash flow, and the computation of free cash flow conversion as compared to operating cash flow conversion, which is net cash provided by (used in) operating activities as a percentage of net earnings (loss) in each case set forth below.

We define Adjusted EBITDA as net earnings (loss) excluding income tax (benefit) provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, employer costs related to stock-based compensation, foreign exchange (gain) loss, changes in fair value of contingent earn-out liability, interest rate swaps and investments in equity securities, transaction and other costs, litigation costs net of insurance reimbursements that arise outside of the ordinary course of business and tax receivable agreement liability remeasurement (benefit) expense and impairment loss. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.

We define free cash flow as net cash provided by (used in) operating activities less capital expenditures. Free cash flow conversion represents free cash flow as a percentage of Adjusted EBITDA. Operating cash flow conversion represents net cash provided by (used in) operating activities as a percentage of net earnings (loss).

The following table reconciles our non-GAAP financial measures to the most comparable GAAP financial measures for the periods presented:

	Successor			Predecessor
(in thousands, except percentages)	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Net earnings (loss)	$ (114,124)	$ 281,740	$ (109,493)	$ (32,556)
Add back:				
Income tax (benefit) provision	3,406	(437,837)	9,411	365
Interest (income) expense	24,063	24,574	21,927	(50)
Depreciation and amortization	89,713	107,056	91,767	408
Stock-based compensation expense	111,008	123,910	27,468	336
Employer costs related to stock-based compensation[1]	2,054	2,438	—	—
Litigation costs, net of insurance reimbursements[2]	22,734	6,943	(6,008)	—
Foreign exchange (gain) loss [3]	(3,679)	132	9,525	523
Changes in fair value of interest rate swaps[4]	(17,086)	(6,593)	1,586	—
Transaction and other costs[5]	5,226	22,491	69,443	40,345
Changes in fair value of contingent earn-out liability	(47,134)	55,900	27,800	—
Changes in fair value of investments	18	(1,100)	—	—
Tax receivable agreement liability remeasurement expense[6]	5,332	1,112	—	—
Impairment loss[7]	145,388	26,431	—	—
Adjusted EBITDA	$ 226,919	$ 207,197	$ 143,426	$ 9,371
Net earnings (loss) margin[8]	(12.6)%	37.0%	(20.3)%	(81.4)%
Adjusted EBITDA margin	25.1%	27.2%	26.6%	23.4%
Net cash provided by (used in) operating activities	$ 132,941	$ 104,837	$ 53,069	$ (3,306)
Less:				
Capital expenditures	(16,333)	(13,653)	(10,632)	(1,045)
Free Cash Flow	$ 116,608	$ 91,184	$ 42,437	$ (4,351)
Operating cash flow conversion	(116.5)%	37.2%	(48.5)%	10.2%
Free cash flow conversion	51.4%	44.0%	29.6%	(46.4)%

(1) Represents employer portion of Social Security and Medicare payroll taxes domestically, National Insurance contributions in the United Kingdom and comparable costs internationally related to the settlement of equity awards.

(2) Represents certain litigation costs and insurance proceeds associated with pending litigations or settlements of litigation. Includes amounts accrued with respect to the Company's class action lawsuit related to the SPO, representing management's current estimated probable loss for this matter. See Note 20, *Commitments and Contingencies*, to the audited consolidated financial statements included in "Item 8—Financial Statements and Supplementary Data."

(3) Represents foreign exchange (gain) loss due to foreign currency transactions.

(4) Represents fair value loss (gain) on interest rate swaps.

(5) Represents transaction costs related to acquisitions and our offerings (IPO, the Reorganization and the secondary offering) such as legal, accounting, advisory fees and other related costs. Amount for 2021 also includes a loss on debt extinguishment related to the repayment of $200.0 million under the Incremental Term Loan Facility. Amount for 2022 also include employee-related restructuring costs directly associated with our decision to discontinue our operations in Russia including severance benefits, relocation costs and advisory fees.

(6) Represents changes in tax receivable agreement liability due to tax rate changes and unrelated to exchanges of Common Units for Class A shares.

(7) Represents impairment loss incurred on white label contracts in 2021 and impairment loss of the Badoo brand and a right-of-use asset related to our Moscow office in 2022.

(8) Net earnings margin for the year ended December 31, 2021 includes a $441.5 million tax benefit related to the reversal of a deferred tax liability due to a restructuring of the Company's international operations.

Liquidity and Capital Resources

Overview

The Company's principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Our primary uses of liquidity are operating expenses and capital expenditures. As of December 31, 2022, we had $402.6 million of cash and cash equivalents, an increase of $33.4 million from December 31, 2021.

In connection with our IPO, we used the proceeds (net of underwriting discounts) from the issuance of 9 million shares of Class A common stock ($369.6 million) in the IPO to purchase an equivalent number of newly issued Common Units from Bumble Holdings, which Bumble Holdings used to repay outstanding indebtedness under our Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $148.3 million for general corporate purposes, and to bear all of the expenses of the IPO. We expect that our future principal uses of cash will also include funding our debt service obligations, paying income taxes and obligations under our tax receivable agreement, and our contingent earnout liabilities. Based on current conditions, we believe that we have sufficient financial resources to fund our activities and execute our business plans during the next twelve months.

Cash Flow Information

The following table summarizes our consolidated cash flow information for the periods presented:

	Successor			Predecessor
(in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Net cash provided by (used in):				
Operating activities	$ 132,941	$ 104,837	$ 53,069	$ (3,306)
Investing activities	(86,053)	(12,484)	(2,850,651)	(1,029)
Financing activities	(14,954)	151,486	2,869,428	—

Operating activities

Net cash provided by (used in) operating activities was $132.9 million for the year ended December 31, 2022, $104.8 million for the year ended December 31, 2021, $53.1 million for the period from January 29, 2020 to December 31, 2020, and $(3.3) million for the period from January 1, 2020 to January 28, 2020.

Operating activities were primarily driven by net earnings (losses) of $(114.1) million for the year ended December 31, 2022, $281.7 million for the year ended December 31, 2021, $(109.5) million for the period from January 29, 2020 to December 31, 2020 and $(32.6) million for the period from January 1, 2020 to January 28, 2020.

Net loss for the year ended December 31, 2022 was impacted by stock-based compensation of $111.0 million, impairment losses of $145.4 million, depreciation and amortization of $89.7 million, change in fair value of deferred contingent consideration of $(47.1) million and deferred income tax of $(5.5) million.

Net earnings in the year ended December 31, 2021 was primarily driven by $441.5 million tax benefit related to the reversal of a deferred tax liability due to a restructuring of the Company's international operations, partly offset by stock-based compensation of $123.9 million, depreciation and amortization of $107.1 million, changes in the fair value of the contingent earn-out liability of $55.9 million and impairment loss of $26.4 million in relation to the white label contracts.

Net loss in the period from January 29, 2020 to December 31, 2020 was impacted by depreciation and amortization of $91.8 million, transaction costs of $69.4 million, stock-based compensation expense of $27.5 million and changes in the fair value of the contingent earn-out liability of $27.8 million. Net loss in the period from January 1, 2020 to January 28, 2020 was impacted mostly by transaction costs of $40.3 million.

The increase in cash provided by (used in) operating activities for the periods presented was partly offset by changes in assets and liabilities, which were $(34.9) million, $(56.5) million, $9.0 million and $25.1 million in the year ended December 31, 2022,

December 31, 2021, the period from January 29, 2020 to December 31, 2020 and the period from January 1, 2020 to January 28, 2020, respectively.

Investing activities

Net cash used in investing activities was $86.1 million for the year ended December 31, 2022, $12.5 million for the year ended December 31, 2021, $2,850.7 million for the period from January 29, 2020 to December 31, 2020, and $1.0 million for the period from January 1, 2020 to January 28, 2020. The Company used $69.7 million (net of cash acquired) for the acquisition of Fruitz for the year ended December 31, 2022 and $2,837.7 million (net of cash acquired) for the Sponsor Acquisition in the period from January 29, 2020 to December 31, 2020. Capital expenditures were $16.3 million, $13.7 million, $10.6 million and $1.0 million in the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2021 and the period from January 1, 2020 to January 28, 2020, respectively.

Financing activities

Net cash provided by (used in) financing activities was $(15.0) million for the year ended December 31, 2022, $151.5 million for the year ended December 31, 2021, $2,869.4 million for the period from January 29, 2020 to December 31, 2020, and nil for the period from January 1, 2020 to January 28, 2020. For the year ended December 31, 2022, the Company used $(9.2) million for shares withheld to satisfy employee tax withholding requirements upon vesting of restricted stock units, and $(5.8) million to repay a portion of the outstanding indebtedness under our Original Term Loan. For the year ended December 31, 2021, the Company received net proceeds of $2,361.2 million after deducting underwriting discounts and commissions, of which $1,991.6 million was used to redeem shares of Class A common stock and purchase Common Units from our Sponsor and $200 million was used to repay a portion of the outstanding indebtedness under our Incremental Term Loan Facility. The Company received cash of $2,360.4 million in relation to limited partners' interest, net proceeds from external debt of $832.1 million, proceeds from the repayment of loan from the Founder of $25.6 million and proceeds from the repayment of loans to related companies of $41.9 million in the period from January 29, 2020 to December 31, 2020, offset by cash payments of $360.0 million in dividends and repayment of long-term debt principal of $5.0 million in the period from January 29, 2020 to December 31, 2020.

Indebtedness

Senior Secured Credit Facilities

In connection with the Sponsor Acquisition, in January 2020, we entered into the Original Term Loan Facility in an original aggregate principal amount of $575.0 million and the Revolving Credit Facility in an aggregate principal amount of up to $50.0 million. In connection with the Distribution Financing Transaction, in October 2020, we entered into the Incremental Term Loan Facility (the "Incremental Term Loan Facility") in an original aggregate principal amount of $275.0 million. The Incremental Term Loan provides for additional senior secured term loans with substantially identical terms as the Original Term Loan Facility (other than the applicable margin). A portion of the net proceeds from the initial public offering was used to repay $200.0 million aggregate principal amount of our outstanding indebtedness under our Term Loan Facility in the three months ended March 31, 2021. The borrower under the Senior Secured Credit Facilities is a wholly owned subsidiary of Bumble Holdings, Buzz Finco L.L.C. (the "Borrower"). The Senior Secured Credit Facilities contain affirmative and negative covenants and customary events of default.

Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at the Borrower's option, either (i) LIBOR for the relevant interest period, adjusted for statutory reserve requirements (subject to a floor of 0.0% on the Original Term Loan and 0.50% on the Incremental Term Loan), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as last quoted by the Wall Street Journal as the "Prime Rate" in the United States, (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR for an interest period of one month plus 1.00% (subject to a floor of 0.00% per annum), in each case, plus an applicable margin. The applicable margin for loans under the Revolving Credit Facility is subject to adjustment based upon the consolidated first lien net leverage ratio of the Borrower and its restricted subsidiaries and is subject to reduction after the consummation of our initial public offering.

In addition to paying interest on the outstanding principal under the Senior Secured Credit Facilities, the Borrower is required to pay a commitment fee of 0.50% per annum (which is subject to a decrease to 0.375% per annum based upon the consolidated first lien net leverage ratio of the Borrower and its restricted subsidiaries) to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The Borrower must also pay customary letter of credit fees and an annual administrative agency fee.

The Original Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Original Term Loan Facility outstanding as of the date of the closing of the Original Term Loan Facility, with the balance being payable at maturity on January 29, 2027. The Incremental Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Incremental Term Loan Facility outstanding as of the date of the closing of the Incremental Term Loan Facility, with the balance being payable at maturity on January 29, 2027. Following the $200.0 million aggregate principal payment of amount of outstanding indebtedness during the three months ended March 31, 2021 quarterly installment payments on the Incremental Term Loan Facility are no longer required for the remaining term of the facility. Principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity on January 29, 2025.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2022:

| | Payments due by period | | | | |
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)				
Long-term debt	$ 5,750	$ 11,500	$ 615,563	$ —	$ 632,813
Operating leases	3,823	5,262	6,859	3,456	19,400
Other	13,861	16,171	—	—	30,032
Total	$ 23,434	$ 32,933	$ 622,422	$ 3,456	$ 682,245

In connection with the IPO, in February 2021, we entered into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by the Company to such pre-IPO owners of 85% of the benefits that the Company realizes, or is deemed to realize, as a result of the Company's allocable share of existing tax basis acquired in our initial public offering and other tax benefits related to entering into the tax receivable agreement. The payments under the tax receivable agreement are not conditioned upon continued ownership of the Company by the pre-IPO owners.

The payments that we may be required to make under the tax receivable agreement to the pre-IPO owners may be significant and are not reflected in the contractual obligations table set forth above as they are dependent upon future taxable income. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement related to the Offering Transactions to aggregate to $672.8 million and to range over the next 15 years from approximately $8.8 million to $57.3 million per year and decline thereafter. In determining these estimated future payments, we have given retrospective effect to certain exchanges of Common Units for Class A shares that occurred after the IPO but were contemplated to have occurred pursuant to the Blocker Restructuring. The foregoing numbers are merely estimates, and the actual payments could differ materially. See Note 6, *Payable to Related Parties Pursuant to a Tax Receivable Agreement,* for additional information.

In connection with the Sponsor Acquisition in January 2020, we entered into a contingent consideration arrangement, consisting of an earn-out payment to the former shareholders of Worldwide Vision Limited of up to $150 million. In addition, we entered into a contingent consideration arrangement for an earn-out payment of up to $10 million in connection with our January 2022 acquisition of Fruitz. The timing and amount of such payments, that we may be required to make, is not reflected in the contractual obligations table set forth above as the payment to the former shareholders of Worldwide Vision Limited is dependent upon the achievement of a specified return on invested capital by our Sponsor and our payment to Fruitz is dependent upon the achievement of certain net revenue targets. See Note 7, *Business Combination,* for additional information.

In September 2022, the Company entered into an agreement for third-party cloud services. The Company is committed to pay a minimum of $7.1 million over the period of 18 months. If at the end of the 18 months, or upon early termination, the Company has not reached the $7.1 million in spend, we will be required to pay for the difference between the sum of fees already incurred and the minimum commitment.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which often require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. Our estimates are based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. We evaluate our critical estimates and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. This discussion is provided to supplement the descriptions of our accounting policies contained in Note 2, *Summary of Selected Significant Accounting Policies,* within the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Business Combination

We estimate the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

Goodwill is tested for impairment at a minimum on an annual basis, as well as upon an indicator of impairment. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit's carrying value to its fair value. Alternatively, we are permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions. There were no impairment charges recorded for goodwill for the years ended December 31, 2022 and 2021, respectively.

Contingent consideration arrangements are recognized at their acquisition date fair value and included as part of purchase price at the acquisition date. These contingent consideration arrangements are classified as liabilities and are remeasured to fair value at each reporting period, with any change in fair value being recognized in "General and administrative expense" in the consolidated statement of operations. The estimated fair value of the contingent consideration is based primarily on estimates of meeting the applicable contingency conditions as per the terms of the applicable agreements.

Impairment of Indefinite-Lived Intangible Assets

We test indefinite-lived intangible assets for impairment annually on the first day of the fourth quarter or more frequently if indicators of impairment exist. The accounting guidance provides us the option to first assess qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.

If, based on a review of qualitative factors it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value, we proceed to compare the fair value of the indefinite-lived intangible asset with its carrying amount. We evaluate the fair value of the indefinite-lived asset by using the relief from royalty methodology based on management's assumptions. If the carrying value of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment equal to the excess is recorded.

During our annual impairment testing for the year ended December 31, 2022, the Company determined that an indefinite long-lived asset was impaired and recognized an impairment charge of $141.0 million in "General and administrative expense" within the accompanying consolidated statement of operations. For additional information, refer to Note 9, *Goodwill and Intangible Assets*, within the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Recoverability of Intangible Assets with Definite Lives and Other Long-Lived Assets

We evaluate definite-lived intangible assets and other long-lived assets whenever events or changes of circumstance indicate that the carrying amounts may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. We group assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset group.

Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of our assets and could result in an impairment charge. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues, and we may make various assumptions and estimates when performing our impairment assessments, particularly as it relates to cash flow projections. Cash flow estimates are by their nature subjective and include assumptions regarding factors such as recent and forecasted operating performance, revenue trends and operating margins. These estimates could also be adversely impacted by changes in federal, state, or local regulations, economic downturns or developments, or other market conditions affecting our industry.

During the fourth quarter of the year ended December 31, 2021, the Company determined that an individual definite long-lived asset was impaired and recognized an impairment charge of $26.4 million in "General and administrative expense" within the accompanying consolidated statement of operations. For additional information, refer to Note 9, *Goodwill and Intangible Assets*, within the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Stock-based Compensation

Prior to the Sponsor Acquisition

Prior to the Sponsor Acquisition, Worldwide Vision Limited granted stock-based awards consisting primarily of share options and restricted stock units ("WVL RSUs") to employees and certain non-employee advisors. Outstanding share options generally vested over four years or upon the achievement of certain performance conditions, such as revenue growth. Outstanding WVL RSUs generally vested over four years and participated in dividends once gross dividend payments to ordinary shareholders exceeded $150 million and in an exit event. No WVL RSUs were granted in 2018 and 2019, and the expense arising from WVL RSUs was not material for the periods presented.

Between 2015 and 2018, Bumble Holdings Limited issued shadow equity to employees and non-employees to provide a bonus to be paid upon an exit event of Bumble Holdings Limited, with the bonus amount to vary based on the exit value. Certain of the awards were payable in the event of an exit of Bumble Holdings Limited only, while one award was payable in the event of an exit event within the group. As the payment was contingent upon the achievement of a liquidity event, no compensation expense was recognized in connection with these awards during the year ended December 31, 2019. These awards issued by Bumble Holdings Limited were settled in connection with the Acquisition, including $3.8 million that was recognized as stock-based compensation expense in "General and administrative expense" in the period from January 1, 2020 to January 28, 2020.

We measured share options based on their estimated grant date fair values and recognized stock-based compensation expense over the requisite service period (the "vesting period"). Stock-based compensation expense reflected our best estimate of the number of equity instruments that will ultimately vest, including the impact of estimated forfeitures.

The fair value of each share option was estimated on the date of grant using a Monte Carlo model, which is impacted by a number of variables, including the fair value of our underlying shares, our expected share price volatility over the term of the share option, the expected life of the option, risk-free interest rates, and the expected dividend yield of our shares.

- *Dividend yield*. The expected annual dividend per share was based on the Company's expected dividend rate.

- *Expected Volatility*. The expected volatility was calculated based on the historical volatility of the Company's shares and measures for a set of peer companies of the Company.

- *Risk-free interest rate*. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

- *Expected life of options*. The average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior.

The predecessor stock-based compensation plans were terminated in connection with the Sponsor Acquisition.

Subsequent to the Sponsor Acquisition

From the time of the Sponsor Acquisition until our IPO, we had three active plans under which awards were granted to various employees and other service providers of the Company, including key management personnel, based on their management grade. For the Successor Period, total stock-based compensation expense recognized was $27.5 million. The three active plans include the Employee Incentive Plan ("Non-U.S. Plan"), the Equity Incentive Plan ("U.S. Plan"), and the incentive plan adopted for Whitney Wolfe Herd (the "Founder Plan"). Awards granted under the Founder Plan and U.S. Plan were in the form of Class B Units in Buzz Holdings L.P. and Class B Units held by Buzz Management Aggregator L.P., respectively (collectively, the "Class B Units"). Under the Non-U.S. Plan, participants received phantom awards of Class B Units in Buzz Management Aggregator L.P. (the "Phantom Class B Units") that were liability-classified and settled in cash equal to the notional value of the Buzz Management Aggregator Class B Units at the settlement date.

Awards under all three plans were comprised of Time-Vesting and Exit-Vesting awards. Time-Vesting awards were based upon service-based conditions and generally vested over a period of five years, while Exit-Vesting awards were based on certain performance conditions in which affiliates of Blackstone Inc. receive cash proceeds in respect of its Class A units in the Company prior to the termination of the participant. The performance conditions were not considered probable as of December 31, 2020 and therefore no expense has been recognized for the Exit-Vesting awards. In connection with the IPO, these awards were all converted into awards under our 2021 Omnibus Incentive Plan.

Time-Vesting Class B Units and Exit-Vesting Class B Units

Expense for the Time-Vesting Class B Units and Exit-Vesting Class B Units was based on the grant date fair value of the Class B Units. The grant date fair value was measured using a Monte Carlo model, which incorporates various assumptions noted in the following table. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the observed equity volatility for comparable companies. The expected time to liquidity event was based on management's estimate of time to an expected liquidity event. The dividend yield was based on the Company's expected dividend rate. The risk-free interest rate was based on U.S. Treasury zero-coupon issues. Forfeitures were accounted for as they occurred.

Assumptions by Grant Date	December 31, 2020
Dividend yield (%)	—
Expected volatility (%)	55
Risk-free interest rate (%)	0.30
Expected time to liquidity (years)	4.1

The valuations for awards granted in January 2020 and June 2020 were based on the purchase price from the Sponsor Acquisition of $2.9 billion as the estimated equity value as of these dates and, therefore, did not rely on establishing an estimated equity value based on an income or market multiple approach. The implied multiple based on the purchase price was 19.2x.

Time-Vesting Phantom Class B Units and Exit-Vesting Phantom Class B Units

For additional information around the Company's stock-based compensation plans, refer to Note 16, *Stock-based Compensation*, within the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Income Taxes

We are subject to income tax in most of the jurisdictions in which we operate. Management is required to exercise significant judgment in determining our provision for income taxes. The provision for income taxes is determined by taking into account guidance related to uncertain tax positions. Judgment is required in assessing the timing and amounts of deductible and taxable items. Deferred tax assets are amounts available to reduce income taxes payable on taxable income in future years and are initially recognized at enacted tax rates. To the extent deferred tax assets are not expected to be realized, we record a valuation allowance. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Accounting Pronouncements Not Yet Adopted

Recently-issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 2, *Summary of Selected Significant Accounting Policies*, within the audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Risk

We conduct business in certain foreign markets, primarily in the United Kingdom and the European Union. For the year ended December 31, 2022, for the year ended December 31, 2021, for the period from January 29, 2020 to December 31, 2020 and for the period from January 1, 2020 to January 28, 2020, revenue outside of North America accounted for 39.5%, 42.3%, 44.3% and 47.5% of consolidated revenue, respectively. Our operations being materially located in the U.K. and the European Union, our primary exposure to foreign currency exchange risk is the underlying user's functional currency other than the U.S. Dollar, primarily the British Pound and the Euro. As foreign currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects year-over-year comparability of operating results. The average Euro and British Pound versus the U.S. Dollar exchange rate was 10.9% and 10.0% lower, respectively, in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Historically, we have not hedged any foreign currency exposures. We have performed a sensitivity analysis as of December 31, 2022 and 2021. A hypothetical 10% change in British Pound and Euro, relative to the U.S. Dollar, would have changed revenue by $18.2 million and $17.3 million for the years ended December 31, 2022 and 2021, respectively, with all other variables held constant. This accounts for 2% of total revenue for both years ended December 31, 2022 and 2021. Our continued international expansion increases our exposure to exchange rate fluctuations and as a result such fluctuations could have a significant impact on our future results of operations.

Interest Rate Risk

At December 31, 2022, we had debt outstanding with a carrying value of $625.0 million. With consideration of the financial impact of our interest rate swaps, a hypothetical interest rate increase of 1% would have increased interest expense for the three months ended and year ended December 31, 2022 by $0.7 million and $2.8 million, respectively, based upon the outstanding debt balances and interest rates in effect during this period. Borrowings under our Senior Secured Credit Facilities bear interest at a variable market rate. In order to reduce the financial impact of increases in interest rates, the Company entered into two interest rate swaps for a total notional amount of $350 million on June 22, 2020. The effective date for the interest rate swaps is June 30, 2020 and final maturity date is June 30, 2024. The financial impact of the interest rate swaps is to fix the variable interest rate element on $350 million of the long-term debt at a rate of 0.4008%.

In July 2017, the UK's Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out USD LIBOR for new loans by the end of 2021 and will stop publishing USD LIBOR after June 30, 2023. The expected discontinuation, reform or replacement of LIBOR may result in fluctuating interest rates, or higher interest rates, which could have a material adverse effect on our interest expense. Once one month LIBOR is phased out after June 30, 2023, the interest rates for our LIBOR-based loans will be indexed to a comparable or successor rate as provided for in our loan agreements.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bumble Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bumble Inc. (the Successor or the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive operations, changes in equity, and cash flows for the years ended December 31, 2022 and 2021, and the period from January 29, 2020 to December 31, 2020, and the consolidated statements of operations, comprehensive operations, changes in equity (deficit), and cash flows of Worldwide Vision Limited (Predecessor) for the period from January 1, 2020 to January 28, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, and the period from January 29, 2020 to December 31, 2020, and the results of the Predecessor's operations and its cash flows for the period from January 1, 2020 to January 28, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Indefinite-lived intangible asset impairment assessment – Badoo brand

Description of the Matter	As discussed in Note 9 of the consolidated financial statements, the indefinite-lived intangible assets balance as of December 31, 2022, was $1.4 billion, which includes the Bumble and Badoo brands. As discussed in Note 2 to the consolidated financial statements, indefinite-lived assets are tested for impairment at least annually and more frequently when warranted based on indicators of impairment. During the year ended December 31, 2022, the Company recorded an impairment of $141 million related to the Badoo brand. Auditing management's impairment test for the Badoo brand was complex and highly judgmental due to the significant estimation required to determine the fair value of the asset. The Company used the relief from royalty method to measure the fair value of the Badoo brand name. The significant assumptions used to estimate the fair value of the intangible asset included revenue growth rate, royalty rate, and discount rate, which are affected by expectations about future market or economic conditions.
How We Addressed the Matter in Our Audit	To test the estimated fair value of the Badoo brand name, our audit procedures included, among others, involvement of a specialist to assist us in the evaluation of the Company's valuation methodology and testing of the significant assumptions. We performed sensitivity analyses over the revenue growth rates, royalty rate, and discount rate assumptions to assess the impact of changes to those assumptions on the Company's determination of the fair value of the brand. We compared the revenue growth rate to historical results and certain peer companies. Additionally, we tested the completeness and accuracy of the underlying data supporting the significant assumptions and estimate.

Measurement of the Tax Receivable Agreement Liability

Description of the Matter	As discussed in Note 6 of the consolidated financial statements, the Company has a Tax Receivable Agreement ("TRA") with certain current and historical holders of Limited Partnership ("LP") interests, which is a contractual commitment to pay 85% of any tax benefits, realized or deemed to be realized by the Company, to the parties to the TRA. The TRA payments are contingent upon, among other things, the generation of future taxable income by the Company over the term of the TRA. At December 31, 2022, the Company's liability due to the holders of LP interests under the TRA was $394 million, based on management's assessment of the probability of achieving sufficient future taxable income to realize the benefit.
	Auditing management's accounting for the TRA liability is especially complex and judgmental as the Company's calculation of the TRA liability requires estimates of its future qualified taxable income over the term of the TRA as a basis to determine if the related tax benefits are expected to be realized. Significant changes in estimates could have a material effect on the Company's results of operations.
How We Addressed the Matter in Our Audit	We tested the measurement of the Company's TRA liability by performing audit procedures that included, among others, recalculating the Company's share of the tax basis in the net assets of the LP. To test the Company's estimate of sufficient future taxable income to realize the tax benefits, we evaluated the assumptions used by management to develop the projections of future taxable income. For example, we compared management's projections of future taxable income with the actual results of prior periods, as well as management's consideration of current industry and economic trends. We also recalculated the TRA liability and compared the calculation of the TRA liability to the terms set out in the TRA.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

Austin, Texas
February 28, 2023

Bumble Inc.
Consolidated Balance Sheets
(in thousands, except share and per share information)

		December 31, 2022		December 31, 2021
ASSETS				
Cash and cash equivalents	$	402,559	$	369,175
Accounts receivable, net		66,930		47,538
Other current assets		31,882		52,751
Total current assets		501,371		469,464
Right-of-use assets		17,419		26,410
Property and equipment, net		14,467		14,627
Goodwill		1,579,770		1,540,112
Intangible assets, net		1,524,428		1,696,798
Deferred tax assets, net		24,050		19,572
Other noncurrent assets		31,116		10,013
Total assets	$	3,692,621	$	3,776,996
LIABILITIES AND SHAREHOLDERS' EQUITY				
Accounts payable	$	3,367	$	19,169
Deferred revenue		46,108		39,569
Accrued expenses and other current liabilities		156,443		111,482
Current portion of long-term debt, net		5,750		5,750
Total current liabilities		211,668		175,970
Long-term debt, net		619,223		623,231
Deferred tax liabilities, net		8,077		—
Payable to related parties pursuant to a tax receivable agreement		385,486		388,780
Other liabilities		14,588		119,246
Total liabilities	$	1,239,042	$	1,307,227
Commitments and contingencies (Note 20)				
Shareholders' Equity:				
Class A common stock (par value $0.01 per share, 6,000,000,000 shares authorized; 129,774,299 and 129,212,949 shares issued and outstanding as of December 31, 2022 and 2021, respectively)		1,298		1,292
Class B common stock (par value $0.01 per share, 1,000,000 shares authorized; 20 shares issued and outstanding as of December 31, 2022 and 2021, respectively)		—		—
Preferred stock (par value $0.01; 600,000,000 shares authorized; no shares issued and outstanding as of December 31, 2022 and 2021, respectively)		—		—
Additional paid-in capital		1,691,911		1,588,426
Accumulated deficit		(139,871)		(60,125)
Accumulated other comprehensive income		74,477		78,603
Total shareholders' equity		1,627,815		1,608,196
Noncontrolling interests		825,764		861,573
Total shareholders' equity		2,453,579		2,469,769
Total liabilities and shareholders' equity	$	3,692,621	$	3,776,996

The accompanying notes are an integral part of these consolidated financial statements.

Bumble Inc.
Consolidated Statements of Operations
(in thousands, except per share / unit data)

	Successor			Predecessor
	Year Ended December 31, 2022	**Year Ended December 31, 2021**	**Period from January 29, through December 31, 2020**	**Period from January 1, through January 28, 2020**
Revenue	$ 903,503	$ 760,910	$ 539,546	$ 39,990
Operating costs and expenses:				
Cost of revenue	249,490	205,171	143,628	10,790
Selling and marketing expense	249,269	211,711	152,588	11,157
General and administrative expense	319,300	265,738	181,807	44,907
Product development expense	98,575	105,917	46,994	4,087
Depreciation and amortization expense	89,713	107,056	91,767	408
Total operating costs and expenses	1,006,347	895,593	616,784	71,349
Operating earnings (loss)	(102,844)	(134,683)	(77,238)	(31,359)
Interest income (expense)	(24,063)	(24,574)	(21,927)	50
Other income (expense), net	16,189	3,160	(917)	(882)
Income (loss) before income tax	(110,718)	(156,097)	(100,082)	(32,191)
Income tax benefit (provision)	(3,406)	437,837	(9,411)	(365)
Net earnings (loss)	(114,124)	281,740	(109,493)	(32,556)
Net earnings (loss) attributable to noncontrolling interests	(34,378)	(28,075)	806	1,917
Net earnings (loss) attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners / Worldwide Vision Limited shareholders	$ (79,746)	$ 309,815	$ (110,299)	$ (34,473)
Net earnings (loss) per share / unit attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners				
Basic earnings (loss) per share / unit	$ (0.62)	$ 1.50	$ (0.04)	—
Diluted earnings (loss) per share / unit	$ (0.62)	$ 1.45	$ (0.04)	—

The accompanying notes are an integral part of these consolidated financial statements.

Bumble Inc.
Consolidated Statements of Comprehensive Operations
(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2022	**Year Ended December 31, 2021**	**Period from January 29, through December 31, 2020**	**Period from January 1, through January 28, 2020**
Net earnings (loss)	$ (114,124)	$ 281,740	$ (109,493)	$ (32,556)
Other comprehensive income (loss), net of tax:				
Change in foreign currency translation adjustment	(6,262)	(2,710)	176,244	(774)
Total other comprehensive income (loss), net of tax	(6,262)	(2,710)	176,244	(774)
Comprehensive income (loss)	(120,386)	279,030	66,751	(33,330)
Comprehensive income (loss) attributable to noncontrolling interests	(36,514)	(29,026)	806	1,917
Comprehensive income (loss) attributable to Bumble Inc. shareholders' / Buzz Holdings L.P. owners / Worldwide Vision Limited shareholders	$ (83,872)	$ 308,056	$ 65,945	$ (35,247)

The accompanying notes are an integral part of these consolidated financial statements.

Bumble Inc.
Consolidated Statements of Changes in Equity
(Successor)
(in thousands, except share amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Bumble Inc. Shareholders' Equity	Noncontrolling Interests	Total Shareholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount					
Balance as of December 31, 2021	129,212,949	$ 1,292	20	$ —	$ 1,588,426	—	$ —	$ (60,125)	$ 78,603	$ 1,608,196	$ 861,573	$ 2,469,769
Net earnings (loss)	—	—	—	—	—	—	—	(79,746)	—	(79,746)	(34,378)	(114,124)
Stock-based compensation expense	—	—	—	—	113,994	—	—	—	—	113,994	—	113,994
Impact of Tax Receivable Agreement due to exchanges of Common Units	—	—	—	—	(200)	—	—	—	—	(200)	—	(200)
Cancellation of restricted shares	(33,272)	—	—	—	(292)	—	—	—	—	(292)	292	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Restricted stock units issued, net of shares withheld for taxes	509,742	5	—	—	(10,932)	—	—	—	—	(10,927)	1,329	(9,598)
Exchange of Common Units for Class A common stock	84,880	1	—	—	915	—	—	—	—	916	(916)	—
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(4,126)	(4,126)	(2,136)	(6,262)
Balance as of December 31, 2022	129,774,299	$ 1,298	20	$ —	$ 1,691,911	—	$ —	$ (139,871)	$ 74,477	$ 1,627,815	$ 825,764	$ 2,453,579

Bumble Inc.
Consolidated Statements of Changes in Equity (Successor)
(in thousands, except share amounts)

	Limited Partners' Equity	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total Shareholders' / Owners' Equity
Balance as of January 1, 2021	$ 1,903,121	—	$ —	100	$ —	$ —	—	$ —	$ 695	$ 176,244	$ 806	$ 2,080,866
Acquisition of noncontrolling interests	806	—	—	—	—	—	—	—	—	—	(806)	—
Net earnings prior to Reorganization Transactions	370,635	—	—	—	—	—	—	—	—	—	—	370,635
Stock-based compensation expense	11,587	—	—	—	—	—	—	—	—	—	—	11,587
Effect of the Reorganization Transactions (as adjusted)	(2,286,149)	82,642,374	826	—	—	1,075,019	—	—	—	(95,882)	1,306,186	—
Retirement of Class B common stock	—	—	—	(80)	—	—	—	—	—	—	—	—
Issuance of Class A common stock sold in the initial public offering, net of offering costs	—	57,500,000	575	—	—	2,236,787	—	—	—	—	121,009	2,358,371
Purchase of Class A Common Stock in the initial public offering	—	—	—	—	—	—	24,798,848	(1,018,365)	—	—	—	(1,018,365)
Purchase of Common Units from Pre-IPO Common Unitholders in the initial public offering	—	—	—	—	—	(609,489)	—	—	—	—	(363,800)	(973,289)
Vested Incentive Units	—	—	—	—	—	(6,385)	—	—	—	—	6,385	—
Issuance of Founder loan common units	—	—	—	—	—	(29,034)	—	—	—	—	29,034	—
Equity plan modification from liability to equity settled due to Reorganization	—	—	—	—	—	22,107	—	—	—	—	—	22,107
Impact of Tax Receivable Agreement due to exchanges of Common Units	—	—	—	—	—	(387,669)	—	—	—	—	—	(387,669)
Stock-based compensation expense	—	—	—	—	—	105,254	—	—	—	—	—	105,254
Retirement of treasury stock	—	(24,798,848)	(248)	—	—	(1,018,117)	(24,798,848)	1,018,365	—	—	—	—
Cancellation of restricted shares	—	(178,806)	(1)	—	—	(2,146)	—	—	—	—	2,147	—
Exercise of options	—	12,668	—	—	—	734	—	—	—	—	(189)	545
Restricted stock units issued, net of shares withheld for taxes	—	235,148	2	—	—	(5,227)	—	—	—	—	(3,443)	(8,668)
Exchange of Common Units for Class A common stock	—	13,800,413	138	—	—	206,592	—	—	—	—	(206,730)	—
Net loss subsequent to Reorganization Transactions	—	—	—	—	—	—	—	—	(60,820)	—	(28,075)	(88,895)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	—	(1,759)	(951)	(2,710)
Balance as of December 31, 2021	$ —	129,212,949	$ 1,292	20	$ —	$ 1,588,426	—	$ —	$ (60,125)	$ 78,603	$ 861,573	$ 2,469,769

The accompanying notes are an integral part of these consolidated financial statements.

Buzz Holdings L.P.
Consolidated Statements of Changes in Equity
(Successor)
(in thousands)

	Limited Partners' Interest Units	Limited Partners' Interest Amount	Accumulated Other Comprehensive Income	Total Buzz Holdings L.P. Owners' Equity	Noncontrolling Interests	Total Owners' Equity
Balance as of January 29, 2020	—	$ —	$ —	$ —	$ —	$ —
Net loss	—	—	—	(110,299)	806	(109,493)
Stock-based compensation expense	—	—	—	13,703	—	13,703
Dividends paid	—	(360,000)	—	(360,000)	—	(360,000)
Issuance of Limited Partners' Interest	2,119,412	2,360,412	—	2,360,412	—	2,360,412
Limited Partners' Interest as of December 31, 2020				1,903,816		
Other comprehensive income, net of tax	—	—	176,244	176,244	—	176,244
Balance as of December 31, 2020	2,119,412	$ 2,000,412	$ 176,244	$ 2,080,060	$ 806	$ 2,080,866

The accompanying notes are an integral part of these consolidated financial statements.

Worldwide Vision Limited
Consolidated Statements of Changes in Equity (Deficit)
(Predecessor)
(in thousands)

	Issued Share Capital		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Predecessor Shareholders' Equity (Deficit)	Noncontrolling Interests	Total Shareholders' Equity (Deficit)
	Units	Amount	Shares	Amount						
Balance as of December 31, 2019	108,431	$ 11	6,940	$ (3,788)	$ 3,449	$ 644	$ 23,352	$ 23,668	$ 6,014	$ 29,682
Net (loss) earnings	—	—	—	—	—	—	(34,473)	(34,473)	1,917	(32,556)
Stock-based compensation expense	—	—	—	—	336	—	—	336	—	336
Other comprehensive loss, net of tax	—	—	—	—	—	(774)	—	(774)	—	(774)
Balance as of January 28, 2020	108,431	$ 11	6,940	$ (3,788)	$ 3,785	$ (130)	$ (11,121)	$ (11,243)	7,931	$ (3,312)

The accompanying notes are an integral part of these consolidated financial statements.

Bumble Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Cash flows from operating activities:				
Net earnings (loss)	$ (114,124)	$ 281,740	$ (109,493)	$ (32,556)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	89,713	107,056	91,767	408
Impairment loss	145,388	26,431	—	—
Gain on settlement of lease liabilities	(2,140)	—	—	—
Loss on extinguishment of long term debt	—	3,398	—	—
Change in fair value of interest rate swap	(17,086)	(6,593)	1,586	—
Change in fair value of contingent earn-out liability	(47,134)	55,900	27,800	—
Tax receivable agreement liability remeasurement expense	5,332	1,112	—	—
Non-cash lease expense	4,539	5,438	(109)	(226)
Deferred income tax	(5,454)	(448,395)	496	26
Stock-based compensation expense	111,008	123,910	27,468	4,156
Net foreign exchange difference	2,571	8,692	2,337	(198)
Research and development tax credit	(1,191)	(1,322)	(1,211)	—
Other, net	(3,553)	3,946	3,397	31
Changes in assets and liabilities:				
Accounts receivable	(20,723)	(9,953)	10,737	(17,599)
Other current assets	22,964	24,328	(46,949)	(2,175)
Accounts payable	(13,997)	(3,531)	2,970	12,984
Deferred revenue	5,889	8,654	21,814	289
Legal liabilities	11,995	(46,377)	(18,374)	(521)
Lease liabilities	(5,984)	(5,464)	(5,575)	(636)
Accrued expenses and other current liabilities	(34,991)	(25,081)	44,381	32,711
Other, net	(81)	27	948	—
Net cash provided by (used in) operating activities	132,941	104,837	53,069	(3,306)
Cash flows from investing activities:				
Capital expenditures	(16,333)	(13,653)	(10,632)	(1,045)
Acquisition of business, net of cash acquired	(69,720)	—	(2,837,706)	—
Other, net	—	1,169	(2,313)	16
Net cash used in investing activities	(86,053)	(12,484)	(2,850,651)	(1,029)
Cash flows from financing activities:				
Proceeds from issuance of Class A common stock sold in initial public offering, net of offering costs	—	2,358,371	—	—
Payments to purchase and retire common stock	—	(1,018,365)	—	—
Purchase of Common Units from Pre-IPO Common Unitholders in the initial public offering	—	(973,289)	—	—
Proceeds from exercise of options	—	545	—	—
Proceeds from repayments of loans to related companies	—	—	41,929	—
Debt issuance costs	—	—	(17,913)	—
Limited Partners' interest	—	—	2,360,412	—
Proceeds from term loan	—	—	850,000	—
Repayment of term loan	(5,750)	(206,438)	(5,000)	—
Dividends paid	—	—	(360,000)	—
Withholding tax paid on behalf of employees on stock based awards	(9,204)	(9,338)	—	—
Net cash provided by (used in) financing activities	(14,954)	151,486	2,869,428	—
Effects of exchange rate changes on cash and cash equivalents	5,933	(2,950)	2,513	813
Net increase (decrease) in cash and cash equivalents and restricted cash	37,867	240,889	74,359	(3,522)
Cash and cash equivalents and restricted cash, beginning of the period	369,175	128,286	53,927	57,449
Cash and cash equivalents and restricted cash, end of the period	$ 407,042	$ 369,175	$ 128,286	$ 53,927
Less restricted cash	(4,483)	—	(257)	—
Cash and cash equivalents, end of the period	$ 402,559	$ 369,175	$ 128,029	$ 53,927

The accompanying notes are an integral part of these consolidated financial statements.

Bumble Inc.

Notes to the Consolidated Financial Statements

Note 1 - Organization and Basis of Presentation

Company Overview

Bumble Inc.'s main operations are providing online dating and social networking platforms through subscription and in-app purchases dating products servicing North America, Europe and various other countries around the world. Bumble Inc. provides these services through websites and applications that it owns and operates.

Bumble Inc. (the "Company" or "Bumble") was incorporated as a Delaware corporation on October 5, 2020 for the purpose of facilitating an initial public offering ("IPO") and other related transactions in order to operate the business of Buzz Holdings L.P. ("Bumble Holdings") and its subsidiaries.

Prior to the IPO and the Reorganization Transactions, Bumble Holdings L.P. ("Bumble Holdings"), a Delaware limited partnership, was formed primarily as a vehicle to finance the acquisition (the "Sponsor Acquisition") of a majority stake in Worldwide Vision Limited by a group of investment funds managed by Blackstone Inc. ("Blackstone" or our "Sponsor"). As Bumble Holdings did not have any previous operations, Worldwide Vision Limited, a Bermuda exempted limited company, is viewed as the predecessor to Bumble Holdings and its consolidated subsidiaries. Accordingly, these consolidated financial statements include certain historical consolidated financial and other data for Worldwide Vision Limited for periods prior to the completion of the business combination.

On February 16, 2021, the Company completed its IPO of 57.5 million shares of Class A common stock at an offering price of $43 per share and received net proceeds of $2,361.2 million after deducting underwriting discounts and commissions. The Company used the proceeds from the issuance of 48.5 million shares ($1,991.6 million) to redeem shares of Class A common stock and purchase limited partnership interests of Bumble Holdings ("Common Units") from entities affiliated with our Sponsor, at a price per share / Common Unit equal to the IPO price, net of underwriting discounts and commissions.

In connection with the IPO, the organizational structure was converted to an umbrella partnership-C-Corporation with Bumble Inc. becoming the general partner of Bumble Holdings. The Reorganization Transactions were accounted for as a transaction between entities under common control. As a result, the financial statements for periods subsequent to the Sponsor Acquisition and prior to the IPO and the Reorganization Transactions have been adjusted to combine the previously separate entities for presentation purposes. As the general partner, Bumble Inc. operates and controls all of the business and affairs, and through Bumble Holdings and its subsidiaries, conducts the business. Bumble Inc. consolidates Bumble Holdings in its consolidated financial statements and reports a noncontrolling interest related to the Common Units held by the pre-IPO common unitholders and the incentive units held by the continuing incentive unitholders in the consolidated financial statements.

Assuming the exchange of all outstanding Common Units for shares of Class A common stock on a one-for-one basis under the exchange agreement entered into by holders of Common Units, there would be 188,511,832 shares of Class A common stock outstanding (which does not reflect any shares of Class A common stock issuable in exchange for as-converted Incentive Units or upon settlement of certain other interests) as of December 31, 2022.

All references to the "Company", "we", "our" or "us" in this report are to Bumble Inc.

Secondary Offering

On September 15, 2021, the Company completed a secondary offering of 20.7 million shares of Class A common stock on behalf of certain selling stockholders affiliated with Blackstone (the "Selling Stockholders") at a price of $54.00 per share. This transaction resulted in the issuance of 9.2 million shares of Class A common stock for the period ending September 30, 2021.

Bumble did not sell any shares of Class A common stock in the offering and did not receive any of the proceeds from the sale. Bumble paid the costs associated with the sale of shares by the Selling Stockholders, net of the underwriting discounts.

Basis of Presentation and Consolidation

The Company prepares the consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include the financial statements of the Company, all entities that are wholly-owned by the Company and all entities in which the Company has a controlling financial interest. All intercompany transactions and balances have been eliminated.

A noncontrolling interest in a consolidated subsidiary represents the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheets and the presentation of net income is modified to present earnings and other comprehensive income attributed to controlling and noncontrolling interests. The Company's noncontrolling interest represents substantive profit-sharing arrangements and profit and losses are attributable to controlling and noncontrolling interests using an attribution method.

As a result of the Sponsor Acquisition as further discussed in Note 7, *Business Combination*, periods prior to January 28, 2020 reflect the financial statements of Worldwide Vision Limited prior to the business combination (referred to herein as the "Predecessor"). Periods subsequent to January 28, 2020 reflect the financial statements of the Company after the business combination (referred to herein as the "Successor"). The Company's assets and liabilities were adjusted to fair value on the closing date of the business combination. Due to the change in the basis of accounting, the consolidated financial statements for the Predecessor and the Successor are not necessarily comparable. Where applicable, a black line separates the Successor and Predecessor periods to highlight the lack of comparability.

Revision of Previously Issued Financial Statements

As presented in our previously filed Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, we identified certain immaterial prior period adjustments related to the recognition and presentation of debt issuance costs and refunds from third-party aggregators in previously issued financial statements. In addition, we recorded certain other previously identified adjustments that were deemed immaterial to the periods presented.

In accordance with SAB No. 99, "Materiality," and SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," we evaluated the errors and determined that the related impacts were not material to our financial statements for any prior annual or interim periods, but that correcting the cumulative impact of the errors were significant to our results of operations for the three and nine months ended September 30, 2022. Accordingly, we have revised previously reported financial information for such immaterial errors. A summary of revisions to certain previously reported financial information presented herein for comparative purposes is included in Note 3, *Revisions of Previously Issued Financial Statements*.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2 - Summary of Selected Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses. The Company's significant estimates relate to business combinations, asset impairments, potential obligations associated with legal contingencies, the fair value of contingent consideration, the fair value of derivatives, stock-based compensation, tax receivable agreements, and income taxes.

These estimates are based on management's best estimates and judgment. Actual results may differ from these estimates. Estimates, judgments and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions, judgments and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash in banks, cash on hand, cash in electronic money accounts and overnight deposits.

As of December 31, 2022, the Company has classified the cash held in Russia as restricted cash due to the sanctions imposed by the Russia-Ukraine Conflict, which is included in other noncurrent assets within the accompanying consolidated balance sheets.

Accounts Receivable

Accounts receivable are recorded net of an allowance for credit losses, potential chargebacks and refunds issued to users. The amount of this allowance is primarily based upon historical experience and future economic expectations. The Company maintains an allowance for expected credit losses to provide for the estimated amount of accounts receivable that will not be collected. The Company determines if an allowance is needed by considering a number of factors, including the Company's previous loss history, the length of time accounts receivable are past due, the specific customer's ability to pay the obligation to the Company, reasonable and supportable forecasts of future economic conditions, and the current economic condition of the general economy. As of December 31, 2022, the Company had an allowance for credit losses of $0.5 million. No allowance for credit losses was recorded as of December 31, 2021 as all accounts receivable were considered collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are principally maintained with major financial institutions, which management assesses to be of high credit quality, in order to limit exposure of investments. The Company has not experienced any losses on these deposits.

The Company's accounts receivable balances are predominantly with third-party aggregators and these are subject to normal credit risks which management believes to be not significant. As of December 31, 2022, two third party aggregators accounted for approximately 90% of the Company's gross accounts receivable. As of December 31, 2021, one third party aggregator accounted for approximately 71% of the Company's gross accounts receivable.

Leases

Company as a lessee

Under Financial Accounting Standards Board ("FASB") ASC Topic 842, *Leases*, ("ASC 842"), the Company determines whether an arrangement is or contains a lease at contract inception. Right-of-use assets and lease liabilities, which are disclosed on the consolidated balance sheets, are recognized at the commencement date of the lease based on the present value of the lease payments over the lease term using the Company's incremental borrowing rate on the lease commencement date. If the lease contains an option to extend the lease term, the renewal option is considered in the lease term if it is reasonably certain that the Company will exercise the option. Operating lease expense is recognized on a straight-line basis over the term of the lease. Short-term leases, defined as leases with an initial term of twelve months or less, are not recorded on the consolidated balance sheets.

Company as a lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Company's lease receivable. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company's lease receivable.

Amounts due from lessees under operating leases are recorded as receivables at the amount of the Company's lease receivable. Rental income from operating leases is recognized on a straight-line basis over the term of the lease.

Property and Equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and accumulated impairment, if any. Cost of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	4 years
Computer equipment	3 years

Internal-Use Software

The Company incurs costs to develop software to be used solely to meet internal needs and applications used to deliver its services. These software development costs meet the criteria for capitalization once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended. Costs capitalized during the application development stage include salaries, benefits, bonus, stock-based compensation, and taxes for employees who are directly involved in the development of new products or features, direct costs of materials and services incurred in developing or obtaining internal-use software and interest costs incurred, if applicable. Costs associated with post implementation activities are expensed as incurred.

Capitalized software development costs are classified as intangibles, net on the consolidated balance sheets. The cost of internal-use software is amortized on a straight-line method over the estimated useful life of the applicable software which is typically three years.

Impairment of Long-lived Assets

Long-lived assets, which primarily consist of property and equipment and right-of-use assets, are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. The remaining estimated useful lives of property and equipment and right-of-use assets are routinely reviewed and, if the estimate is revised, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

During the year ended December 31, 2022, the Company determined that a right-of-use asset associated with its decision to discontinue its operations in Russia was fully impaired and recognized an impairment charge of $4.4 million in general and administrative expense in the accompanying consolidated statement of operations. See Note 10, *Restructuring,* for additional information on impairment.

Business Combination

The Company accounts for business combinations using the acquisition method of accounting. The purchase price is allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their fair values at the date of acquisition, with the exception of contract assets and contract liabilities from contracts with customers. On January 1, 2022, the Company adopted ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, under which the Company recognizes and measures revenue contract assets and contract liabilities (including deferred revenue) acquired in a business combination on the acquisition date as if the revenue contracts were originated by the Company in accordance with ASC 606, *Revenue from Contracts with Customers*. The adoption of ASU 2021-08 did not have a material impact to the Company's consolidated financial position, results of operations and cash flows. Any excess of the amount paid over the fair values of the identifiable net assets acquired is allocated to goodwill. These fair value determinations require judgment and involve the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

The Company has entered into contingent earn-out arrangements that were determined to be part of the purchase consideration in connection with business acquisitions. The Company classified the arrangements as a liability at the time of the relevant acquisition, as it will be settled in cash, and reflected the change in the liability at its current fair value for each subsequent reporting period thereafter until settled. The changes in the remeasured fair value of the relevant contingent earn-out liabilities during each reporting period is recognized in general and administrative expense in the accompanying consolidated statements of operations. See Note 7, *Business Combination*, for additional information.

Transaction costs associated with business combinations are expensed as incurred.

Goodwill

Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but tested for impairment annually as of October 1 or more frequently if certain circumstances indicate a possible impairment may exist.

The Company tests goodwill for impairment at a reporting unit level. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative assessment includes, but is not limited to, market and macroeconomic conditions, cost factors, cash flows, changes in key management personnel and our share price. The result of this assessment determines whether it is necessary to perform a quantitative goodwill impairment test. There were no impairment charges recorded for goodwill for the years ended December 31, 2022 and 2021, respectively.

Intangible Assets, net

The Company tests intangible assets that are not amortized (i.e., Bumble and Badoo brands) for impairment at the asset level. Indefinite-lived intangibles are tested for impairment annually as of October 1 or more frequently if certain circumstances indicate a possible impairment may exist. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of the asset is less than its carrying value. If we determine that it is more likely than not that the intangible asset is impaired, we perform a quantitative assessment by comparing the fair value of the asset with its carrying amount. If the fair value, which is based on future cash flows, exceeds the carrying value, the asset is not considered impaired. If the carrying amount exceeds the fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount of the asset over the fair value of the asset.

Intangible assets with definite lives are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. The remaining estimated useful lives of definite-lived intangible assets are routinely reviewed and, if the estimate is revised, the remaining unamortized balance is amortized over the revised estimated useful life.

During the years ended December 31, 2022 and 2021, the Company determined that certain indefinite and definite-lived intangible assets were impaired and recognized impairment charges of $141.0 million and $26.4 million, respectively. The impairment charges are in "General and administrative expense" within the accompanying consolidated statement of operations. See Note 9, *Goodwill and Intangible Assets, net* for additional information on impairment.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment, if any. Amortization is calculated on a straight-line basis over the estimated useful lives of the definite-lived intangible assets, as follows:

User base	4 years
White label contracts	8 years
Fruitz brand	15 years
Trademark	10 years
Domain	3 years
Developed technology	5 years

Investments

The Company has certain investments in privately held companies and limited partnerships. These investments are carried at cost, less any impairments, and are adjusted for subsequent observable price changes obtained from orderly transactions for identical or similar investments issued by the same investee in accordance with the measurement alternative in ASC 321, *Certain investment in Debt and Equity Securities*. The investments are included in "Other noncurrent assets" in the accompanying consolidated balance sheets. Any gains or losses are recorded to other income (loss), net on the accompanying consolidated statement of operations.

Fair Value Measurements

The Company follows ASC 820, *Fair Value Measurement*, for financial assets and liabilities measured at fair value on a recurring basis. The Company uses the fair value hierarchy to categorize the financial instruments measured at fair value based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the fair value hierarchy are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

- Level 3—Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available.

See Note 12, *Fair Value Measurements, net* for additional information.

Derivatives

The Company uses interest rate derivative instruments to manage the risk related to fluctuating cash flows from interest rate changes on the debt. These instruments are not designated as hedges for accounting purposes and are recorded in "Other noncurrent assets" or "Other liabilities," with changes in fair value recognized in "Other income (expense), net."

Revenue Recognition

The Company recognizes revenue from services in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, the Company recognizes revenue when or as the Company's performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)   identify the contract(s) with a customer;

(ii)   identify the performance obligations in the contract;

(iii)   determine the transaction price;

(iv)   allocate the transaction price to the performance obligations in the contract; and

(v)   recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assess whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is primarily derived in the form of recurring subscriptions and in-app purchases. Subscription revenue is presented net of taxes, refunds and credit card chargebacks. This revenue is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period. Revenue from lifetime subscriptions is deferred over the average estimated expected period of the subscriber relationship, which is currently estimated to be twelve months. Revenue from the purchase of in-app features is recognized based on usage. Unused in-app purchase fees expire and are recognized as revenue after six months. The Company also earns revenue from online advertising and partnerships. Online advertising revenue is recognized when an advertisement is displayed. Revenue from partnerships is recognized according to the contractual terms of the partnership.

As permitted under the practical expedient available under ASC 606, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, and (ii) contracts for which the Company recognizes revenue at the amount which it has the right to invoice for services performed.

During the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020 and the period from January 1, 2020 to January 28, 2020, there were no customers representing greater than 10% of total revenue.

For the periods presented, revenue across apps was as follows:

	Successor			Predecessor
	Year Ended December 31,	Year Ended December 31,	Period from January 29, through December 31,	Period from January 1, through January 28,
(in thousands)	2022	2021	2020	2020
Bumble App	$ 694,329	$ 528,585	$ 334,979	$ 23,256
Badoo App and Other	209,174	232,325	204,567	16,734
Total Revenue	$ 903,503	$ 760,910	$ 539,546	$ 39,990

Assets Recognized from the Costs to Obtain a Contract with a Customer

The Company has determined that certain costs paid to third party aggregators, primarily mobile app store fees, meet the requirements to be capitalized as a cost of obtaining a contract. These costs are capitalized and amortized over the period of contract performance, typically over the term of the applicable subscription period, and expensed to cost of revenue.

Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company's performance. The Company's deferred revenue is reported on a contract by contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the applicable subscription period or expected completion of the performance obligation is one year or less. The deferred revenue balance is $46.1 million and $39.6 million at December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020 and the period from January 1, 2020 to January 28, 2020, the Company recognized revenue of $39.6 million,

$30.9 million, $9.6 million and $10.6 million, respectively, that was included in the deferred revenue balance at the beginning of each respective period.

Advertising Costs

Advertising costs are expensed in the period in which the services are first delivered to the Company. Where media space is purchased in advance, expense is deferred until the advertising service has been received by the Company. Advertising costs represent online marketing, including fees paid to search engines and social media sites, brand marketing such as out of home and television advertising, field marketing and partner-related payments to those who direct traffic to the Company's platforms. Advertising expense was $207.7 million, $175.0 million, $138.0 million and $9.8 million for the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020 and for the period from January 1, 2020 to January 28, 2020, respectively.

Debt Issuance Costs

Costs incurred in connection with obtaining new debt financing are deferred and amortized over the life of the related financing. If such financing is settled or replaced prior to maturity with debt instruments that have substantially different terms, the settlement is treated as an extinguishment and the unamortized costs are charged to gain or loss on extinguishment of debt. If such financing is settled or replaced with debt instruments from the same lender that do not have substantially different terms, the new debt agreement is accounted for as a modification for the prior debt agreement and the unamortized costs remain capitalized, the new original issuance discount costs are capitalized. The new lenders pro-rata portion of third-party fees are deducted from the carrying value of the loans as additional discounts. For existing lenders, the pro-rata portion of third-party fees are expensed as incurred. Deferred costs are recognized as a direct reduction in the carrying amount of the debt instrument on the consolidated balance sheets and are amortized to interest expense over the term of the related debt using the effective interest method.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest (and penalties where applicable), net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax provision.

The Company evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when the Company concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Derecognition of a tax position that was previously recognized would occur when the Company subsequently determines that a tax position no longer meets the more likely-than-not threshold of being sustained.

Tax Receivable Agreement

In connection with our IPO, the Company entered into a tax receivable agreement with certain pre-IPO owners whereby the Company agreed to pay to such pre-IPO owners 85% of the benefits that the Company realizes, or is deemed to realize, as a result of our allocable share of existing tax basis acquired in the IPO, increases in our share of existing tax basis and adjustments to the tax basis of the assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units), and our utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies' allocable share of existing tax basis) and certain other tax benefits related to entering into the tax receivable agreement.

Actual tax benefits realized by the Company may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. Payments to be made under the tax receivable agreement will depend upon a number of factors, including the timing and amount of our future income.

The Company accounts for amounts payable under the tax receivable agreement in accordance with ASC 450, *Contingencies*. As such, subsequent changes in the fair value of the tax receivable agreement liability between reporting periods are recognized in the statement of operations.

See Note 6, *Payable to Related Parties Pursuant to a Tax Receivable Agreement*, for additional information on the tax receivable agreement.

Foreign Currencies

The Company's consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. The financial position and operating results of foreign entities whose primary economic environment is based on their local currency are consolidated using the local currency as the functional currency. These local currency assets and liabilities are translated into U.S. dollars at the rates of exchange as of the balance sheet date, and local currency revenue and expenses of these operations are translated at average rates of exchange during the period. Translation gains and losses are included in accumulated other comprehensive income as a component of shareholders' equity. Transaction gains and losses resulting from assets and liabilities denominated in a currency other than the functional currency are included in "Other income (expense), net" in the accompanying consolidated statements of operations. For the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020 and the period from January 1, 2020 to January 28, 2020, the Company recorded a gain (loss) of $3.7 million, $(0.1) million, $(9.5) million and $(0.6) million, respectively.

Restructuring Charges

Restructuring charges, associated with office closure or exiting a market, consist primarily of severance, relocation, right-of-use asset impairment and other related costs. The Company evaluates the nature of these costs to determine if they relate to ongoing benefit arrangements which are accounted for under ASC 712, *Compensation - Nonretirement Postemployment Benefits*, or one-time benefit arrangements which are accounted for under ASC 420, *Exit or Disposal Cost Obligations*. The Company records a liability for ongoing employee termination benefits when it is probable that an employee is entitled to them and the amount of the benefits can be reasonably estimated. One-time employee termination costs are recognized when management has communicated the termination plan to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. All other related costs are recognized when incurred.

Restructuring charges are recognized as an operating expense within the consolidated statements of operations and are classified based on each employee's respective function.

See Note 10, *Restructuring*, for additional information on restructuring charges.

Earnings (Loss) per Share/Unit

Basic earnings (loss) per unit is computed by dividing net earnings (loss) attributable to the Company by the weighted average number of common units outstanding during the period. Diluted earnings (loss) per unit is computed by dividing net earnings (loss) attributable to the Company by the weighted-average units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per unit.

All earnings (loss) for the Predecessor period from January 1, 2020 to January 28, 2020 were entirely allocable to Predecessor shareholders and non-controlling interest. Additionally, due to the impact of the Sponsor Acquisition, the Company's capital structure for the Predecessor and Successor periods is not comparable. As a result, the presentation of earnings (loss) per share for the periods prior to such transaction is not meaningful and only earnings (loss) per unit for periods subsequent to the Sponsor Acquisition are presented herein.

See Note 15, Earnings (*Loss) per Share/Unit,* for additional information on dilutive securities.

Stock-Based Compensation

The Company issues stock-based awards to employees that are generally in the form of stock options, restricted shares, incentive units, or restricted stock units ("RSUs"). Compensation cost for equity awards is measured at their grant-date fair value, and in the case of restricted shares and RSUs is estimated based on the fair value of the Company's underlying common stock. The grant date fair value of stock options is estimated using the Black-Scholes option pricing model for time-vesting awards or a Monte Carlo simulation approach in an option pricing framework for exit-vesting awards. These require management to make assumptions with respect to the fair value of the Company's equity award on the grant date, including the expected term of the award, the expected volatility of the Company's stock calculated based on a period of time generally commensurate with the expected term of the award, risk-free interest rates and expected dividend yields of the Company's stock. For time-vesting awards, compensation cost is recognized over the requisite service period, which is generally the vesting period, using the graded attribution method. For performance-based stock awards, compensation expense is recognized over the requisite service period on a straight-line basis when achievement is probable. At the IPO date, the Company concluded that our public offering represented a qualifying liquidity event that would cause the performance conditions to be probable of occurring.

For periods prior to the Company's IPO, the grant date fair value of stock-based compensation awards and the underlying equity were determined on each grant date using a Monte Carlo model. As the Company's equity was not publicly traded, there was no history of market prices for the Company's equity. Thus, estimating grant date fair value required the Company to make assumptions, including the value of the Company's equity, expected time to liquidity, and expected volatility.

See Note 16, *Stock-based Compensation,* for a discussion of the Company's stock-based compensation plans and awards.

Recently Issued Pronouncements Not Yet Adopted

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" 2020-04) *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* and then subsequent amendments, which provide optional guidance and exceptions for applying GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued. In December 2022, the FASB issued ASU 2022-06 *Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848* (ASU 2022-06), which extends the optional transition relief to ease the potential burden in accounting for reference rate reform on financial reporting. The transition relief is provided through December 30, 2024 based on the expectation that the LIBOR will cease to be published as of June 30, 2023. The amendments are effective prospectively at any point through December 31, 2024.

The Company continues to implement its transition plan toward cessation of LIBOR and the modification of its loans and other financial instruments with attributes that are either directly or indirectly influenced by LIBOR. The Company expects to utilize the LIBOR transition relief allowed under ASU 2020-04, as applicable, and does not expect such adoption to have a material impact on its accounting and disclosures.

Note 3 - Revisions of Previously-Issued Financial Statements

As presented in our previously filed Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, the Company identified certain errors in its previously issued financial statements related to the recognition and presentation of debt issuance costs and refunds from third-party aggregators. Accordingly, during 2022, 2021 and 2020, certain immaterial errors existed.

The Company assessed the materiality of the misstatements both quantitatively and qualitatively and determined the correction of these errors to be immaterial to all prior consolidated financial statements taken as a whole and, therefore, amending previously filed reports to correct the errors was not required. However, the Company concluded that the cumulative effect of correcting the errors in the quarter ended September 30, 2022 would materially misstate the Company's unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022. Accordingly, the Company has made the necessary adjustments to correct the prior periods financial statements as summarized below. In addition, the amounts labeled "Adjustment" also include certain other previously identified adjustments that were not recorded, as such errors were deemed immaterial to the periods presented. The Company will also revise such information in future filings to reflect the correction of the errors. The remainder of the notes to the Company's consolidated financial statements have been updated and revised, as applicable, to reflect the impacts of the adjustments described above.

The following tables summarize the revisions of previously-issued financial statements (in thousands):

Consolidated Balance Sheets

	December 31, 2021			December 31, 2020		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Goodwill	$ 1,540,112	$ —	$ 1,540,112	$ 1,540,915	$ (803)	$ 1,540,112
Deferred tax assets, net	19,090	482	19,572	—	104	104
Other noncurrent assets	9,319	694	10,013	3,319	919	4,238
Total assets	3,775,820	1,176	3,776,996	3,637,268	220	3,637,488
Deferred revenue	39,924	(355)	39,569	31,269	(355)	30,914
Current portion of long-term debt, net	2,588	3,162	5,750	5,338	3,162	8,500
Total current liabilities	173,163	2,807	175,970	241,334	2,807	244,141
Long-term debt, net	620,351	2,880	623,231	820,876	742	821,618
Deferred tax liabilities, net	—	—	—	428,087	586	428,673
Total liabilities	1,301,540	5,687	1,307,227	1,552,487	4,135	1,556,622
Additional paid-in capital	1,586,781	1,645	1,588,426	—	—	—
Accumulated deficit	(52,856)	(7,269)	(60,125)	—	695	695
Accumulated other comprehensive income	80,629	(2,026)	78,603	180,852	(4,608)	176,244
Total Bumble Inc. shareholders' / Buzz Holdings L.P. owners' equity	1,615,846	(7,650)	1,608,196	2,083,973	(3,913)	2,080,060
Noncontrolling interests	858,434	3,139	861,573	808	(2)	806
Total shareholders' / owners' equity	2,474,280	(4,511)	2,469,769	2,084,781	(3,915)	2,080,866
Total liabilities and shareholders' / owners' equity	3,775,820	1,176	3,776,996	3,637,268	220	3,637,488

96

Consolidated Statements of Operations and Consolidated Statements of Comprehensive Operations

	Year Ended December 31, 2021			Period from January 29, through December 31, 2020		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Revenue	$ 765,660	$ (4,750)	$ 760,910	$ 542,192	$ (2,646)	$ 539,546
Cost of revenue	209,921	(4,750)	205,171	146,629	(3,001)	143,628
General and administrative expense	265,738	—	265,738	178,615	3,192	181,807
Total operating costs and expenses	900,343	(4,750)	895,593	616,593	191	616,784
Operating earnings (loss)	(134,683)	—	(134,683)	(74,401)	(2,837)	(77,238)
Interest income (expense)	(25,609)	1,035	(24,574)	(22,134)	207	(21,927)
Other income (expense), net	11,166	(8,006)	3,160	(5,525)	4,608	(917)
Income (loss) before income taxes	(149,126)	(6,971)	(156,097)	(102,060)	1,978	(100,082)
Income tax benefit (provision)	436,071	1,766	437,837	(8,126)	(1,285)	(9,411)
Net earnings (loss)	286,945	(5,205)	281,740	(110,186)	693	(109,493)
Net earnings (loss) attributable to noncontrolling interests	(30,834)	2,759	(28,075)	808	(2)	806
Net earnings (loss) attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners	317,779	(7,964)	309,815	(110,994)	695	(110,299)
Change in foreign currency translation adjustment	(7,319)	4,609	(2,710)	180,852	(4,608)	176,244
Total other comprehensive income (loss), net of tax	(7,319)	4,609	(2,710)	180,852	(4,608)	176,244
Comprehensive income (loss)	279,626	(596)	279,030	70,666	(3,915)	66,751
Comprehensive income (loss) attributable to noncontrolling interests	(33,673)	4,647	(29,026)	808	(2)	806
Comprehensive income (loss) attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners	313,299	(5,243)	308,056	69,858	(3,913)	65,945
Net earnings (loss) per share / unit attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners						
Basic earnings (loss) per share / unit	1.52	(0.02)	1.50	(0.05)	0.01	(0.04)
Diluted earnings (loss) per share / unit	1.48	(0.03)	1.45	(0.05)	0.01	(0.04)

Consolidated Statements of Cash Flows

	Year Ended December 31, 2021			Period from January 29, through December 31, 2020		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Cash flows from operating activities:						
Net Earnings	$ 286,945	$ (5,205)	$ 281,740	$ (110,186)	$ 693	$ (109,493)
Loss on extinguishment of long term debt		3,398	3,398			—
Deferred income tax	(446,629)	(1,766)	(448,395)	(789)	1,285	496
Net foreign exchange difference	4,084	4,608	8,692	6,945	(4,608)	2,337
Other, net	6,093	(1,035)	5,058	3,604	(207)	3,397
Deferred revenue	8,654	—	8,654	22,169	(355)	21,814
Net cash provided by (used in) operating activities	104,837	—	104,837	56,261	(3,192)	53,069
Cash flows from financing activities:						
Debt issuance costs	—	—	—	(21,105)	3,192	(17,913)
Net cash provided by (used in) financing activities	151,486	—	151,486	2,866,236	3,192	2,869,428

Note 4 - Leases

Company as a lessee

The Company has operating leases for office space, data centers and other facilities in several states and international locations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Generally, the leases have initial terms ranging from one to nine years. Renewal options are typically not recognized as part of the right of use assets and lease liabilities as it is not reasonably certain at the lease commencement date that the Company will exercise these options to extend the leases.

The Company elected certain practical expedients under ASC 842 which allow us to combine lease and non-lease components of lease payments in determining right-of-use assets and related lease liabilities. We also elected the short-term lease exception. Leases with an initial term of twelve-months or less that do not include an option to purchase the underlying asset are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term.

Expenses related to short-term leases were $0.3 million, $0.4 million, $0.3 million and $0.0 million for the year ended December 31, 2022, the year ended December 31, 2021 the period from January 29, 2020 to December 31, 2020 and the period from January 1, 2020 to January 28, 2020, respectively.

Components of lease cost included in general and administrative expenses on the consolidated statement of operations are as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Operating lease cost	$ 4,539	$ 5,438	$ 4,165	$ 410
Expense relating to short-term leases	314	363	331	36
Total lease cost	$ 4,853	$ 5,801	$ 4,496	$ 446

Supplemental cash flow information related to leases is as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Cash paid for amounts included in the measurement of lease liabilities	$ 5,984	$ 5,464	$ 5,575	$ 636
Right-of-use assets obtained in exchange for lease liabilities	1,954	19,570	146	—

During the year ended December 31, 2022, the Company entered into two new leases on properties in Europe resulting in an increase of $2.0 million in right-of-use assets and a corresponding increase in lease liabilities.

During the year ended December 31, 2021, the Company extended the leases on its properties in the United States and other countries, resulting in an increase of $19.6 million in right-of-use assets and a corresponding increase in lease liabilities compared to the prior year.

Supplemental balance sheet information related to leases is as follows (in thousands, except lease term and discount rate):

	December 31, 2022	December 31, 2021
Assets:		
Right-of-use assets	$ 17,419	$ 26,410
Liabilities:		
Accrued expenses and other current liabilities	$ 3,135	$ 3,898
Other liabilities	13,750	21,711
Total operating lease liabilities	$ 16,885	$ 25,609
Weighted average remaining operating lease term (years)	6.0	6.8
Weighted average operating lease discount rate	4.4%	5.0%

The Company's leases do not provide a readily determinable implicit discount rate. The Company estimates its incremental borrowing rate as the discount rate based on the information available at lease commencement. As the Company enters into operating leases in multiple jurisdictions and denominated in currencies other than the U.S. dollar, judgment is used to determine the Company's incremental borrowing rate including (1) conversion of the subordinated borrowing rate (using published yield curves) to an unsubordinated and collateralized rate, (2) adjusting the rate to align with the term of each lease, and (3) adjusting the rate to incorporate the effects of the currency in which the lease is denominated.

Future maturities on lease liabilities as of December 31, 2022, are as follows (in thousands):

Years Ended December 31,	
2023	$ 3,823
2024	1,361
2025	3,901
2026	3,531
2027	3,328
Thereafter	3,456
Total lease payments	19,400
Less: imputed interest	(2,515)
Total lease liabilities	$ 16,885

There were no leases with residual value guarantees or executed leases that had not yet commenced as of December 31, 2022 and 2021.

Company as a lessor

In prior periods, the Company had classified a lease as a finance lease as it was reasonably certain that the lessee would exercise its option to purchase the property at the end of the lease. During the fourth quarter of 2021, the lessee exercised its option and the Company sold its legal and beneficial interest in the leased property which it had acquired in 2019 for an immaterial gain which is included in "Other income (expense), net" in the accompanying consolidated statements of operation.

Sublease considerations

The Company is also a sublessor on one operating lease that expires in 2028. The Company recorded $0.6 million, $0.6 million, $0.5 million and $0.0 million in sublease income during the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020 and the period from January 1, 2020 to January 28, 2020, respectively.

Note 5 - Income Taxes

The Company is a corporation for U.S. federal and state income tax purposes. Each of the Company's accounting predecessor, Bumble Holdings, and Bumble Holdings' accounting predecessor, Worldwide Vision Limited, is, and has been since the Sponsor Acquisition, treated as a flow-through entity for U.S. federal income tax purposes and as such, has generally not been subject to U.S. federal income tax at the entity level. Accordingly, the pre-IPO results of operations and other financial information set forth in this Annual Report do not include any material provisions for U.S. federal income tax. Following our initial public offering, the Company is subject to U.S. federal and state income tax as a corporation on its share of Bumble Holdings' taxable income.

U.S. and foreign (loss) earnings before income taxes and noncontrolling interests are as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
U.S.	$ (177,415)	$ (180,256)	$ (44,333)	$ (168)
Foreign	66,697	24,159	(55,749)	(32,023)
Total	$ (110,718)	$ (156,097)	$ (100,082)	$ (32,191)

The components of the income tax (benefit) provision are as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Current income tax (benefit) provision:				
Federal	$ 598	$ —	$ —	$ —
State	542	(122)	162	—
Foreign	7,708	10,680	8,753	452
Current income tax provision	$ 8,848	$ 10,558	$ 8,915	$ 452
Deferred income tax (benefit) provision:				
Federal	$ (65)	$ 192	$ (100)	$ —
State	—	—	(91)	—
Foreign	(5,377)	(448,587)	687	(87)
Deferred income tax (benefit) provision	(5,442)	(448,395)	496	(87)
Income tax (benefit) provision	$ 3,406	$ (437,837)	$ 9,411	$ 365

The Company recorded income tax expense of $3.4 million for the year ended December 31, 2022 compared to an income tax benefit of $437.8 million recorded for the year ended December 31, 2021. The income tax benefit of $437.8 million recorded in the year ended December 31, 2021 includes a $441.5 million deferred tax benefit related to the reversal of net deferred tax liabilities recorded at our Maltese and UK entities due to a restructuring of our international operations which occurred on January 1, 2021. In addition, the income tax expense for the year ended December 31, 2022 and the income tax benefit for the year ended December 31, 2021 reflects the impact of our assessment that we will not be able to realize the benefit of certain deferred tax assets arising in the current year for which a valuation allowance has been recorded.

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below (in thousands):

	December 31, 2022		December 31, 2021	
Deferred tax assets:				
Investment in partnership	$	147,708	$	164,220
Depreciation and amortization		12		275
Net operating loss carryforward		50,577		42,229
Interest expense carryforward		6,838		1,530
Tax Receivable Agreement		31,705		31,223
Share-based compensation		22,491		14,887
Foreign tax credit carryforward		6,003		—
Other		3,665		2,991
Total deferred tax assets		268,999		257,355
Less: Valuation allowance		(242,152)		(237,783)
Deferred tax assets, net of valuation allowance	$	26,847	$	19,572
Deferred tax liabilities:				
Depreciation and amortization		10,874		—
Total deferred tax liabilities		10,874		—
Deferred tax (liabilities) assets, net	$	15,973	$	19,572

As of December 31, 2022, the Company had deferred tax assets related to federal, state and foreign net operating loss carryforwards of $45.5 million, $4.4 million and $0.6 million, respectively. Both the federal and foreign net operating losses can be carried forward indefinitely.

We recognize deferred tax assets to the extent we believe these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized. After consideration of all positive and negative evidence, we have recorded a valuation allowance with respect to our U.S. federal and state deferred tax assets relating to the investment in partnership, net operating loss carryforwards, interest expense carryforwards and the TRA Liability. For the rest of the deferred tax assets in our foreign jurisdictions, a valuation allowance was not deemed necessary based upon our determination that these deferred tax assets are more likely than not to be realized.

A reconciliation of the statutory federal effective tax rate to the effective tax rate is as follows:

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Income tax provision at the statutory rate[1]	21%	21%	35%	35%
Nondeductible expenses	(1)%	(1)%	(78)%	(39)%
State taxes, net of federal benefit	1%	1%	—	—
Non-controlling interest	7%	(14)%	—	—
Effect of foreign taxes	(2)%	(3)%	—	—
Share-based compensation	(6)%	(2)%	—	(1)%
Impact of IP realignment	—	283%	—	—
Tax rebate	—	—	29%	—
Tax rate differential	—	—	25%	4%
Valuation allowance	(22)%	(4)%	—	—
Tax rate change	—	—	(22)%	—
Other	(1)%	(1)%	2%	—
Income tax provision	(3)%	280%	(9)%	(1)%

[1] The effective tax rate for the year ended December 31, 2020 was based on a primary tax domicile in Malta which has a statutory tax rate of 35%. Due to the IPO and related restructuring involving the transfer of intangible property to the US, the primary tax domicile

of the Company has moved to the United States with a statutory tax rate of 21%. The transfer of the intangible property to the US resulted in deferred tax benefit of $441.5 million that is included as "Impact of IP realignment" in the rate reconciliation above.

Uncertain Tax Positions

We file income tax returns in each jurisdiction in which we operate, both domestically and internationally. Due to the complexity involved with certain tax matters, we have considered all relevant facts and circumstances for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. We believe that there are no other jurisdictions in which the outcome of uncertain tax matters is likely to be material to our results of operations, financial position or cash flows. We further believe that we have made adequate provision for all income tax uncertainties.

A rollforward of unrecognized tax benefits, excluding accrued penalties and interest, for the year ended December 31, 2022 is as follows:

| | Successor | | | |
| | Year Ended December 31, 2022 | | Year Ended December 31, 2021 | |
(in thousands)				
Balance, beginning of the period	$	1,500	$	—
Additions based on tax positions related to the current year		13,101		1,500
Balance, end of the period	$	14,601	$	1,500

Of the total amount of unrecognized tax benefits as of December 31, 2022 and 2021, $2.1 million and $1.5 million, respectively, would favorably impact our effective tax rate if recognized. We believe that the amount of unrecognized tax benefits disclosed above is reasonably possible to change significantly over the next 12 months.

Interest and penalties related to income tax matters are recognized the amounts within the "Income tax benefit (provision)" on our consolidated statements of operations.

We currently file income tax returns in the U.S. and all foreign jurisdictions in which we have entities, which are periodically under audit by federal, state, and foreign tax authorities. These audits can involve complex matters that may require an extended period of time for resolution. We remain subject to U.S. federal and state income tax examinations for the tax years 2019 through 2022 and in the foreign jurisdictions in which we operate for varying periods from 2017 through 2022. We currently have income tax examinations open for the United Kingdom for 2019 and 2020.

Although the outcome of open tax audits is uncertain, in management's opinion, adequate provisions for income taxes have been made. If actual outcomes differ materially from these estimates, they could have a material impact on our financial condition and results of operations. Differences between actual results and assumptions or changes in assumptions in future periods are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes.

Note 6 - Payable to Related Parties Pursuant to a Tax Receivable Agreement

In connection with the Reorganization Transactions and our IPO, we entered into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by the Company to such pre-IPO owners of 85% of the benefits, that the Company realizes, or is deemed to realize, as a result of the Company's allocable share of existing tax basis acquired in our IPO and other tax benefits related to entering into the tax receivable agreement. The payments under the tax receivable agreement are not conditioned upon continued ownership of the Company by the pre-IPO owners.

We have determined that it is more likely than not that we will be unable to realize tax benefits related to certain basis adjustments and acquired net operating losses that were received in connection with the Reorganization Transactions and our IPO. As a result of this determination, we have not recorded the benefit of these deferred tax assets as of December 31, 2022. The realizability of the deferred tax assets is evaluated based on all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. We will assess the realizability of the deferred tax assets at each reporting period, and a change in our estimate of our liability associated with the tax receivable agreement may result as additional information becomes available, including results of operations in future periods. At the time of the Sponsor Acquisition, the assets and liabilities of Bumble Holdings were adjusted to fair value on the closing date of the business combination for both financial reporting and income tax purposes. As a result of the IPO transaction, we inherited certain tax benefits associated with this stepped-up basis ("Common Basis") created when certain pre-IPO owners acquired their interests in Bumble

Holdings in the Sponsor Acquisition. This Common Basis entitles us to the depreciation and amortization deductions previously allocable to the pre-IPO owners. Based on current projections, we anticipate having sufficient taxable income to be able to realize the benefit of this Common Basis and have recorded a tax receivable agreement liability to related parties of $394.3 million related to these benefits as of December 31, 2022 of which $8.8 million is included in "Other current liabilities." To the extent that we determine that we are able to realize the tax benefits associated with the basis adjustments and net operating losses, we would record an additional liability of $278.5 million for a total liability of $672.8 million. If, in the future, we are not able to utilize the Common Basis, we would record a reduction in the tax receivable agreement liability to related parties that would result in a benefit recorded within our consolidated statement of operations.

Note 7 - Business Combination

Fruitz Acquisition

On January 31, 2022, the Company entered into a definitive agreement to purchase all of the outstanding shares of Flashgap SAS ("Flashgap"), pursuant to a Share Purchase Agreement dated January 31, 2022 ("Purchase Agreement"), by and among Bumble, Flashgap, and the company's selling shareholders, for a purchase price of approximately $75.4 million. Flashgap (popularly known as Fruitz), is a fast growing dating app with a Gen Z focus, which is a growing segment of online dating consumers. Fruitz complements our existing Bumble and Badoo apps and will allow the Company to expand our product offerings to a dynamic Gen Z market. The acquisition of Fruitz was accounted for using the acquisition method of accounting which required that the assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date (based on Level 3 measurements). As detailed below, the Company entered into a contingent earn-out arrangement that was determined to be part of the purchase consideration. See Note 12, *Fair Value Measurements* for further discussion.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed (in thousands):

Cash consideration	$	72,275
Fair value of contingent earn-out liability		3,100
Total purchase price	$	75,375
Purchase price allocation	$	75,375
Less fair value of net assets acquired:		
Cash and cash equivalents		2,555
Accounts receivable		799
Other current assets		57
Property and equipment		17
Intangible assets		42,930
Deferred revenue		(650)
Accounts payable		(1,045)
Deferred tax liabilities		(10,819)
Net assets acquired		33,844
Goodwill	$	41,531

Goodwill, which is not expected to be tax deductible, is primarily attributable to assembled workforce, expected synergies and other factors.

The fair values of the identifiable intangible assets acquired at the date of acquisition are as follows (in thousands):

		Acquisition Date Fair Value	Weighted-Average Useful Life (Years)
Brand	$	38,000	15
Developed technology		4,100	4
User base		830	4
Total identifiable intangible assets acquired	$	42,930	

The fair values of the acquired brand and developed technology were determined using a relief from royalty methodology. The fair value of the user base was determined using an excess earnings methodology. The valuations of intangible assets incorporates significant unobservable inputs and require significant judgment and estimates, including the amount and timing of future cash flows.

For the year ended December 31, 2022, the Company has recognized transaction costs related to the acquisition of $1.1 million. These costs are recorded in "General and administrative expense" in the consolidated statements of operations.

Sponsor Acquisition

On January 29, 2020, the Company, and the wholly owned indirect subsidiary, Buzz Merger Sub Limited, executed an Agreement and Plan of Merger (the "Merger Agreement") with Worldwide Vision Limited whereby the Company agreed to purchase all of the outstanding equity interest of Worldwide Vision Limited, for a purchase price of approximately $2.9 billion, as detailed below. The Sponsor Acquisition is accounted for using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date (based on Level 3 measurements). The contingent earn-out liability is discussed in Note 12, *Fair Value Measurements*.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed (in thousands):

Cash paid to former owners of Worldwide Vision Limited	$	2,239,827
Issued ownership interest in the Company		349,992
Cash paid to related party		125,000
Settlement of amounts owed to Worldwide Vision Limited by former owners		42,075
Buyout of minority shareholders of a subsidiary		44,750
Consideration related to holdback settlement		36,418
Fair value of contingent earn-out liability		12,900
Total purchase consideration	$	2,850,962
Purchase price allocation	$	2,850,962
Less fair value of net assets acquired:		
Cash and cash equivalents		53,927
Other current assets		127,464
Property and equipment		14,241
Intangible assets		1,785,000
Other noncurrent assets		17,826
Deferred revenue		(9,600)
Other current liabilities		(143,293)
Deferred income taxes		(398,688)
Other long-term liabilities		(51,878)
Net assets acquired		1,394,999
Goodwill	$	1,455,963

Goodwill is primarily attributable to assembled workforce, expected synergies and other factors.

The fair values of the identifiable intangible assets acquired at the date of Sponsor Acquisition are as follows (in thousands):

		Acquisition Date Fair Value	Weighted-Average Useful Life (Years)
Brands	$	1,430,000	Indefinite
Developed technology		220,000	5
User base		105,000	2.5
White label contracts		30,000	8
Total identifiable intangible assets acquired	$	1,785,000	

The Company has white label contracts, whereby the Company's platform technology is licensed to other dating apps and websites. These contracts provide on-going revenue and value to the Company.

The fair values of brands and developed technology were determined using relief of royalty methodology. The fair values of user base and white label contracts were determined using excess earnings methodology. The valuations of intangible assets incorporate significant unobservable inputs and require significant judgment and estimates, including the amount and timing of future cash flows.

The Company recognized approximately $48.2 million of transaction costs in the period from January 29, 2020 to December 31, 2020. Transaction costs incurred by the Predecessor associated with the Sponsor Acquisition were approximately $40.3 million and were included as an assumed liability by the Company at closing. These costs are recorded in general and administrative expense in the Successor and Predecessor consolidated statements of operations.

Note 8 - Property and Equipment, net

A summary of the Company's property and equipment, net is as follows (in thousands):

	December 31, 2022		December 31, 2021	
Computer equipment	$	22,366	$	21,675
Leasehold improvements		6,135		7,288
Furniture and fixtures		875		904
Total property and equipment, gross		29,376		29,867
Accumulated depreciation		(14,909)		(15,240)
Total property and equipment, net	$	14,467	$	14,627

Depreciation expense related to property and equipment, net for the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020 and the period from January 1, 2020 to January 28, 2020 was $8.6 million, $9.1 million, $7.4 million and $0.4 million, respectively.

Note 9 - Goodwill and Intangible Assets, net

Goodwill

The changes in the carrying amount of goodwill for the periods presented is as follows (in thousands):

Balance as of December 31, 2020	$	1,540,915
Goodwill adjustment, net [1]		(803)
Balance as of December 31, 2021		1,540,112
Fruitz acquisition		41,531
Foreign currency translation adjustment		(1,873)
Balance as of December 31, 2022	$	1,579,770

(1) Relates to the impact of $0.8 million of deferred income taxes.

There were no impairment charges recorded for goodwill for the years ended December 31, 2022 and 2021, respectively.

Intangible Assets, net

A summary of the Company's intangible assets, net is as follows (in thousands):

	December 31, 2022				
	Gross Carrying Amount	Accumulated Amortization	Impairment losses	Net Carrying Amount	Weighted-Average Remaining Useful Life (Years)
Bumble and Badoo brands	$ 1,511,269	$ —	$ (141,000)	$1,370,269	Indefinite
Fruitz brand	36,280	(2,217)	—	34,063	14.1
Developed technology	248,727	(143,704)	—	105,023	2.1
User base	113,487	(112,877)	—	610	—
White label contracts	33,384	(6,953)	(26,431)	—	—
Other	17,761	(3,298)	—	14,463	4.3
Total intangible assets, net	$ 1,960,908	$ (269,049)	$ (167,431)	$1,524,428	

	December 31, 2021				
	Gross Carrying Amount	Accumulated Amortization	Impairment losses	Net Carrying Amount	Weighted-Average Remaining Useful Life (Years)
Bumble and Badoo brands	$ 1,511,269	$ —	$ —	$1,511,269	Indefinite
Developed technology	244,813	(93,845)	—	150,968	3.1
User base	112,695	(86,399)	—	26,296	0.6
White label contracts	33,384	(6,953)	(26,431)	—	—
Other	9,106	(841)	—	8,265	5.3
Total intangible assets, net	$ 1,911,267	$ (188,038)	$ (26,431)	$1,696,798	

During the fourth quarter of 2022, the Company determined that the fair value of the Badoo brand was more likely than not less than its carrying value based on a review of qualitative factors and proceeded to compare the fair value with its carrying amount. We evaluated the fair value of the reporting unit by using the relief from royalty methodology based on management's assumptions. As such, the Company recognized an impairment charge of $141.0 million in general and administrative expense in the accompanying consolidated statement of operations. The valuation of intangible assets incorporates significant unobservable inputs and requires significant judgment and estimates, including the amount and timing of future cash flows. See Note 12, *Fair Value Measurements* for additional information.

During the fourth quarter of 2021, the Company identified an indicator of impairment specific to the white label contracts. As a result, the Company performed an impairment analysis which determined the asset was impaired. Accordingly, the Company recognized an impairment charge of $26.4 million in the accompanying consolidated statement of operations which resulted in a write down of the asset in its entirety. The valuation of intangible assets incorporates significant unobservable inputs and requires significant judgment and estimates, including the amount and timing of future cash flows. See Note 12, *Fair Value Measurements* for additional information.

Amortization expense related to intangible assets, net for the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020 and the period from January 1, 2020 to January 28, 2020 was $81.1 million, $97.9 million, $84.4 million, $0.0 million, respectively.

As of December 31, 2022, amortization of intangible assets with definite lives is estimated to be as follows (in thousands):

2023	$ 56,377
2024	56,007
2025	9,639
2026	3,186
2027 and thereafter	26,114
Total	$ 151,323

Note 10 - Restructuring

On March 8, 2022, the Company announced that it adopted a restructuring plan to discontinue its existing operations in Russia and remove its apps from the Apple App Store and Google Play Store in Russia and Belarus. In connection with the restructuring plan, approximately 120 employees were impacted. The Company has substantially completed its exit from Russian operations as of December 31, 2022. The Company incurred restructuring charges totaling approximately $5.9 million consisting primarily of right-of-use asset impairment, lease termination gain, severance benefits, relocation and other related costs during the twelve months ended December 31, 2022.

The following table presents the total restructuring charges by function (in thousands):

	Year Ended December 31, 2022
Cost of revenue	$ 119
Selling and marketing	34
General and administrative	4,680
Product development	1,018
Total	$ 5,851

During the year ended December 31, 2022, the Company determined that the Moscow office was fully impaired and recorded an impairment charge of $4.4 million, which was included in general and administrative expense in the accompanying consolidated statements of operations.

On October 28, 2022, the Company entered into a lease termination agreement for its Moscow office ("Lease Termination Agreement"). The Lease Termination Agreement provided that the Lease Agreement, dated as of December 28, 2011, would terminate effective October 31, 2022. As consideration for Landlord's agreement to enter into the Lease Termination Agreement, the Company was required to pay approximately $1.8 million during the fourth quarter of 2022.

Upon termination of the lease, the Company recognized a gain of approximately $2.2 million, representing the write off of the lease liability of approximately $4.0 million, net of the termination compensation to the Landlord of approximately $1.8 million.

The following table summarizes the restructuring related liabilities (in thousands):

	Employee Related Benefits	Other	Total
Balance as of December 31, 2021	$ —	$ —	$ —
Restructuring charges	3,440	163	3,603
Cash payments	(2,941)	(163)	(3,104)
Balance as of December 31, 2022	$ 499	$ —	$ 499

Note 11 - Other Financial Data

Consolidated Balance Sheets Information

Other current assets are comprised of the following balances (in thousands):

	December 31, 2022	December 31, 2021
Capitalized aggregator fees	$ 10,917	$ 8,183
Prepayments	9,201	10,989
Income tax receivable	4,491	30,563
Other receivables	7,273	3,016
Total other current assets	$ 31,882	$ 52,751

Accrued expenses and other current liabilities are comprised of the following balances (in thousands):

	December 31, 2022	December 31, 2021
Legal liabilities	$ 20,501	$ 8,767
Payroll and related expenses	20,814	14,176
Marketing expenses	19,874	13,706
Other accrued expenses	14,536	11,967
Lease liabilities	3,135	3,898
Income tax payable	3,092	42,317
Contingent earn-out liability	52,327	—
Payable to related parties pursuant to a tax receivable agreement	8,826	—
Other payables	13,338	16,651
Total accrued expenses and other current liabilities	$ 156,443	$ 111,482

Other non-current liabilities are comprised of the following balances (in thousands):

	December 31, 2022	December 31, 2021
Lease liabilities	$ 13,750	$ 21,711
Contingent earn-out liability	—	96,600
Other liabilities	838	935
Total other liabilities	$ 14,588	$ 119,246

Consolidated Statement of Cash Flows Information

Supplemental cash flow information is as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Taxes paid	$ 46,850	$ 33,421	$ 42	$ —
Interest paid	26,154	22,339	19,862	—

Note 12 – Fair Value Measurements

The following tables present the Company's financial instruments that are measured at fair value on a recurring basis (in thousands):

	December 31, 2022			
	Level 1	Level 2	Level 3	Total Fair Value Measurements
Assets:				
Cash and cash equivalents	$ 402,559	$ —	$ —	$ 402,559
Derivative asset	—	22,094	—	22,094
Investments in equity securities	—	—	2,577	2,577
	$ 402,559	$ 22,094	$ 2,577	$ 427,230
Liabilities:				
Contingent earn-out liability	$ —	$ —	$ 52,327	$ 52,327
	$ —	$ —	$ 52,327	$ 52,327

	December 31, 2021			
	Level 1	Level 2	Level 3	Total Fair Value Measurements
Assets:				
Cash and cash equivalents	$ 369,175	$ —	$ —	$ 369,175
Derivative asset	—	5,008	—	5,008
Investments in equity securities	—	—	2,610	2,610
	$ 369,175	$ 5,008	$ 2,610	$ 376,793
Liabilities:				
Contingent earn-out liability	$ —	$ —	$ 96,600	$ 96,600
	$ —	$ —	$ 96,600	$ 96,600

There were no transfers between levels between December 31, 2021 and December 31, 2022.

The carrying value of accounts receivable, accounts payable, income tax payable, accrued expenses and other payables approximate their fair values due to the short-term maturities of these instruments.

The Company's contingent earn-out liability that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) totaled $52.3 million and $96.6 million as of December 31, 2022 and 2021, with the total fair value movement of $47.1 million and $55.9 million for the years ended December 31, 2022 and 2021, respectively, included in "General and administrative expense."

As of December 31, 2022, there is a contingent consideration arrangement, consisting of an earn-out payment to former shareholders of Worldwide Vision Limited of up to $150 million. The Company determined the fair value of the contingent earn-out liability by using a probability-weighted analysis to determine the amount of the liabilities, and, if the arrangement is long-term in nature, applying a discount rate that captures the risks associated with the obligation. The number of scenarios in the probability-weighted analyses vary; generally, more scenarios are prepared for longer duration and more complex arrangements. As of December 31, 2022 and 2021, the fair value of the contingent earn-out liability reflects a risk-free rate of 4.7% and 0.5%, respectively.

As of December 31, 2022, there is a contingent consideration arrangement, consisting of an earn-out payment of up to $10 million in connection with the acquisition of Fruitz in January 2022. The Company determined the fair value of the contingent earn-out liability using a probability-weighted analysis and applied a discount rate that captures the risks associated with the obligation that is long-term in nature. As of December 31, 2022, the fair value of the contingent earn-out liability reflects a risk-free rate of 4.7%.

The fair value of the contingent earn-out liability is sensitive to changes in the forecasts of earnings and/or the relevant operating metrics and changes in discount rates. The Company remeasures the fair value of the contingent earn-out liability each reporting period, and changes are recognized in "General and administrative expense" in the accompanying consolidated statements of operations. The contingent earn-out liability as of December 31, 2022 and 2021 is included in "Other liabilities" in the accompanying consolidated balance sheets.

Asset and liabilities that are measured at fair value on a non-recurring basis include long-lived assets and indefinite-lived intangible assets. During the year ended December 31, 2022, the right-of-use asset for our Moscow office and the Badoo brand were measured and recorded at fair value using unobservable inputs (Level 3). The total impairment loss recorded on those assets was $145.4 million as of December 31, 2022. During the fourth quarter of 2021, the white label contracts were measured and recorded at fair value using unobservable inputs (Level 3). The total impairment loss recorded on those assets was $26.4 million as of December 31, 2021.

Note 13 - Debt

Total debt is comprised of the following (in thousands):

	December 31, 2022		December 31, 2021	
Term Loan due January 29, 2027	$	632,813	$	638,562
Less: unamortized debt issuance costs		7,840		9,581
Less: current portion of debt, net		5,750		5,750
Total long-term debt, net	$	619,223	$	623,231

Credit Agreements

On January 29, 2020, the Company and the wholly-owned subsidiaries, Buzz Bidco LLC, Buzz Merger Sub Limited, and Buzz Finco LLC (collectively, the "Borrowers") entered into a credit agreement (the "Original Credit Agreement"). The Original Credit Agreement permitted the Company to borrow up to $625.0 million through a seven-year $575.0 million term loan ("Original Term Loan"), as well as a five-year senior secured revolving credit facility of $50.0 million (the "Revolving Credit Facility") and $25.0 million available through letters of credit. In connection with the Original Credit Agreement, the Company incurred and paid debt issuance costs of $16.3 million during the year ended December 31, 2020.

On October 19, 2020, the Company amended the Original Credit Agreement and entered into the First Amendment to the Credit Agreement (the "Amended Credit Agreement"), which provides for incremental borrowing of an aggregate principal amount of $275.0 million (the "Incremental Term Loan", collectively with the Original Term Loan, the "Term Loans"). The terms of the Amended Credit Agreement were unchanged from the Original Credit Agreement, and the sole purpose of the Amendment was to increase the principal available to the Company. In connection with the Amended Credit Agreement, the Company incurred and paid debt issuance costs of $4.8 million during the year ended December 31, 2020, of which approximately $1.6 million was capitalized as debt issuance costs.

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On March 31, 2021, the Company used proceeds from the IPO to repay outstanding indebtedness on the Incremental Term Loan Facility in an aggregate principal amount of $200.0 million, which has prepaid our obligated principal repayments until maturity on the Incremental Term Loan and, as a result, has reduced our contractual obligations. In connection with the repayment, the Company recognized a $3.4 million loss on extinguishment of long-term debt.

Based on the calculation of the applicable consolidated first lien net leverage ratio, the applicable margin for borrowings under the Revolving Credit Facility is between 1.00% to 1.50% with respect to base rate borrowings and between 2.00% and 2.50% with respect to LIBOR rate borrowings. The applicable commitment fee under the revolving credit facility is between 0.375% and 0.500% per annum based upon the consolidated first lien net leverage ratio, The Borrower must also pay customary letter of credit fees and an annual administrative agency fee.

The interest rates in effect for the Original Term Loan and the Incremental Term Loan as of December 31, 2022 were 7.13% and 7.63%, respectively. The Original Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Original Term Loan Facility outstanding as of the date of the closing of the Original Term Loan Facility, with the balance being payable at maturity on January 29, 2027. The Incremental Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Incremental Term Loan Facility outstanding as of the date of the closing of the Incremental Term Loan Facility, with the balance being payable at maturity on January 29, 2027. Following the $200.0 million aggregate principal payment of amount of outstanding indebtedness during the three months ended March 31, 2021 quarterly installment payments on the Incremental Term Loan Facility are no longer required for the remaining term of the facility. Principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity on January 29, 2025. As of December 31, 2022, and at all times during the period, the Company was in compliance with the financial debt covenants.

As the loans are issued with a floating rate of interest, the Company believes that the fair value of the obligations is approximated by the principal amount of the loans as of December 31, 2022. The carrying value of the Term Loans includes the outstanding principal amount, less unamortized debt issuance costs. Therefore, the Company assumes the carrying value of the debt, before any transaction costs, would closely approximate the fair value of the loan obligation with the assumptions above.

Future maturities of long-term debt as of December 31, 2022, were as follows (in thousands):

2023	$	5,750
2024		5,750
2025		5,750
2026		5,750
2027 and thereafter		609,813
Total	$	632,813

Note 14 – Shareholders' Equity

Equity Structure Prior to Initial Public Offering and Reorganization

Limited Partner's Interest

On January 29, 2020, Bumble Holdings, and the wholly owned indirect subsidiary, Buzz Merger Sub Limited, executed the Merger Agreement with Worldwide Vision Limited whereby Bumble Holdings agreed to purchase all of the outstanding equity interest of Worldwide Vision Limited (see Note 7, *Business Combination*). In conjunction with the Sponsor Acquisition, the equity that was in existence in the Predecessor periods was settled and no longer outstanding subsequent to January 29, 2020.

Prior to the IPO, Limited Partners' Interest was inclusive of Capital Contribution from the Parent, Additional Paid-in Capital, and Retained Earnings. The capital structure of Bumble Holdings consisted of two different classes of limited partnership interests, Class A and Class B units. Class A units were issued and held by Blackstone, an affiliate of

Accel Partners LP., our Founder, and certain members of senior management in exchange for capital contributions ("Class A Units"). Class B units were issued to senior management, select members of the Company's board of directors (the "Board") and select employees of Bumble Holdings and represent profit interests of Bumble Holdings which vest subject to certain service and performance conditions.

As of December 31, 2020, there were 2,453,784,599 units of Class A and 153,273,895 units of Class B outstanding.

Noncontrolling Interests

Prior to the IPO, the Company's noncontrolling interests represented a reserve for minority interests' share of accumulated profits and losses of Huggle App (UK) Limited and Lumen App Limited and pre-Sponsor Acquisition, Bumble Holding Limited and its subsidiaries.

Initial Public Offering

On February 16, 2021, the Company completed its IPO of 57.5 million shares of Class A common stock at an offering price of $43 per share. The Company received net proceeds of $2,361.2 million after deducting underwriting discounts and commissions. The Company used the proceeds from the issuance of 48.5 million shares ($1,991.6 million) in the IPO to redeem shares of Class A common stock and purchase Common Units from entities affiliated with our Sponsor, at a price per share / Common Unit equal to the IPO price, net of underwriting discounts and commissions. The Company used a portion of the proceeds from the issuance of 9.0 million shares ($369.6 million) in the IPO to repay $200.0 million of outstanding indebtedness.

Secondary Offering

On September 15, 2021, the Company completed a secondary offering of 20.7 million shares of Class A common stock on behalf of certain selling stockholders affiliated with Blackstone Inc. (the "Selling Stockholders") at a price of $54.00 per share. This transaction resulted in the issuance of 9.2 million shares of Class A common stock for the period ended September 30, 2021.

Bumble did not sell any shares of Class A common stock in the offering and did not receive any of the proceeds from the sale. Bumble paid the costs associated with the sale of shares by the Selling Stockholders, net of the underwriting discounts.

Reorganization

Prior to the IPO, on February 10, 2021 the limited partnership agreement of Bumble Holdings was amended and restated, resulting in the following:

- Bumble Inc. became the general partner of Bumble Holdings with 100% of the voting power and control of the management of Bumble Holdings.
- All outstanding Class A Units were either (1) reclassified into a new class of limited partnership interest referred to as "Common Units", or (2) directly or indirectly exchanged for vested shares of Class A common stock of Bumble Inc.
- All outstanding Class B Units were either (1) reclassified into a new class of limited partnership interest referred to as "Incentive Units", or (2) directly or indirectly exchanged for vested shares of Class A common stock of Bumble Inc. (in the case of vested Class B Units) and restricted shares of Class A common stock of Bumble Inc. (in the case of unvested Class B Units).
- Recognition of a noncontrolling interest due to the Pre-IPO Common Unitholders retaining an economic interest in Bumble Holdings related to Common Units not exchanged for vested shares of Class A common stock.

As part of the Reorganization Transactions, the Blocker Companies entered into certain restructuring transactions that resulted in the Pre-IPO Shareholders acquiring newly issued shares of Class A common stock in exchange for their ownership interests in the Blocker Companies and the Company acquiring an equal number of outstanding Common Units.

Additionally, Bumble Inc. and the holders of all Common Units entered into an exchange agreement in which the holders of the Common Units will have the right on a quarterly basis to exchange their Common Units for shares of Class A common stock of the Company on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Subsequent to the Reorganization Transactions, our Sponsor effected certain exchanges of Common Units for Class A shares that were contemplated to have occurred pursuant to the Blocker Restructuring, with the net change to the capital structure being 4,455,510 Common Units in Bumble Holdings being exchanged on April 1, 2021, on a one-for-one basis, for Class A common stock in the Company. We gave retrospective effect to these transactions when estimating our tax receivable agreement liability, see Note 5 – *Income Taxes*.

Amendment and Restatement of Certificate of Incorporation

The Company's amended and restated certificate of incorporation has three classes of ownership interests: 6,000,000,000 shares of Class A common stock, par value $0.01 per share, 1,000,000 shares of Class B common stock, par value $0.01 per share, and 600,000,000 shares of preferred stock, par value $0.01 per share.

Class A Common Stock

Shares of Class A common stock have both voting and economic rights. Holders of Class A common stock are entitled to one vote for each share of Class A common stock held. Notwithstanding the foregoing, unless they elect otherwise, our Founder and affiliates of Blackstone (collectively, the "Principal Stockholders") are entitled to outsized voting rights. Until the High Vote Termination Date (as defined below), each share of Class A common stock held by a Principal Stockholder is entitled to ten votes. "High Vote Termination Date" means the earlier to occur of (i) seven years from the closing of this offering and (ii) the date the parties to the stockholders agreement cease to own in the aggregate 7.5% of the outstanding shares of Class A common stock, assuming exchange of all Common Units. Shares of Class A common stock are entitled to dividends and pro rata distribution of remaining available assets upon liquidation. Shares of Class A common stock do not have preemptive, subscription, redemption or conversion rights.

As of December 31, 2022 and 2021, there were 129,774,299 and 129,212,949 shares of Class A common stock outstanding.

Class B Common Stock

Shares of Class B common stock have voting but no economic rights. Holders of Class B common stock generally are entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Common Unit of Bumble Holdings held by such holder. Notwithstanding the foregoing, unless they elect otherwise, each Principal Stockholder that holds Class B common stock is entitled to outsized voting rights. Until the High Vote Termination Date, each Principal Stockholder that holds Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units of Bumble Holdings held by such Principal Stockholder. Shares of Class B common stock do not have any right to receive dividends or distribution upon liquidation.

As of December 31, 2022 and 2021, there were 20 shares of Class B common stock outstanding.

Preferred Stock

The Company is authorized to issue, without the approval of its stockholders, one or more series of preferred stock. The Board may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights.

As of December 31, 2022 and 2021, no preferred stock has been issued.

Treasury Stock

During fiscal 2021, the Company used a portion of the proceeds from the issuance of 48.5 million shares in the IPO to redeem shares of Class A common stock from the pre-IPO owners. Repurchases of the Company's common stock are included in treasury stock at the cost of shares repurchased.

During fiscal 2021, the Company retired and restored the treasury stock to the status of authorized, but unissued, shares of Class A common stock.

Distributions

No dividends were paid in the year ended December 31, 2022 and 2021.

During the period from January 29, 2020 to December 31, 2020, the Company declared a dividend of $360.0 million to the pre-IPO owners, of which approximately $334.3 million was paid by the Company on October 28, 2020 and $25.6 million of which was used by Whitney Wolfe Herd to partially repay the loan to Founder, and to pay related fees and expenses in connection therewith. The dividend that was paid on October 28, 2020 and the Founder Loan repayment is accounted for as an increase to Limited Partners' Interest.

No dividends were paid in the period from January 1, 2020 to January 28, 2020.

No dividends were outstanding at December 31, 2022, 2021 and 2020.

Noncontrolling Interests

The Company's noncontrolling interests represent a reserve related to the Common Units held by the pre-IPO Common Unitholders and the Common Units to which continuing incentive unitholders would be entitled to following exchange of their Vested Incentive Units.

Note 15 – Earnings (Loss) per Share / Unit

The Company computes earnings per share ("EPS") of Class A common stock using the two-class method required for participating securities. The Company considers unvested restricted shares and vested RSUs to be participating securities because holders are entitled to be credited with dividend equivalent payments, upon the payment by the Company of dividends on shares of Common Stock.

Undistributed earnings allocated to participating securities are subtracted from net earnings (loss) attributable to Bumble Inc. in determining net earnings (loss) attributable to common stockholders. Basic EPS is computed by dividing net earnings (loss) attributable to common stockholders / unitholders by the weighted-average number of shares of our Class A common stock / Units outstanding.

For the calculation of diluted EPS, net earnings (loss) attributable to common stockholders / unitholders for basic EPS is adjusted by the effect of dilutive securities.

Diluted EPS attributable to common stockholders / unitholders is computed by dividing the resulting net earnings (loss) attributable to common stockholders / unitholders by the weighted-average number of common shares / units outstanding, adjusted to give effect to dilutive elements including restricted shares, RSUs, and options to the extent these are dilutive.

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The following table sets forth a reconciliation of the numerators used to compute the Company's basic and diluted earnings (loss) per share / unit (in thousands).

	Year Ended December 31, 2022		Year Ended December 31, 2021		Period from January 29, through December 31, 2020	
Numerator:						
Net earnings (loss)	$	(114,124)	$	281,740	$	(109,493)
Net loss attributable to noncontrolling interests		(34,378)		(28,075)		806
Net earnings (loss) attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners	$	(79,746)	$	309,815	$	(110,299)

The following table sets forth the computation of the Company's basic and diluted earnings (loss) per share / unit (in thousands, except share / unit amounts, and per share / unit amounts).

	Year Ended December 31, 2022		Year Ended December 31, 2021		Period from January 29, through December 31, 2020	
Basic earnings (loss) per share / unit attributable to common stockholders / unitholders						
Numerator						
Allocation of net earnings (loss) attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners	$	(79,691)	$	182,085	$	(110,299)
Less: net earnings (loss) attributable to participating securities		—		446		—
Net earnings (loss) attributable to common stockholders / unitholders	$	(79,691)	$	181,639	$	(110,299)
Denominator						
Weighted average number of shares of Class A common stock / units outstanding		129,421,157		121,425,908		2,453,947,685
Basic earnings (loss) per share / unit attributable to common stockholders / unitholders	$	(0.62)	$	1.50	$	(0.04)
Diluted earnings (loss) per share / unit attributable to common stockholders / unitholders						
Numerator						
Allocation of net earnings (loss) attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners	$	(79,691)	$	177,720	$	(110,299)
Increase in net earnings (loss) attributable to common shareholders upon conversion of potentially dilutive Common Units		—		102,714		—
Less: net earnings (loss) attributable to participating securities		—		435		—
Net earnings (loss) attributable to common stockholders / unitholders	$	(79,691)	$	279,999	$	(110,299)
Denominator						
Number of shares / units used in basic computation		129,421,157		121,425,908		2,453,947,685
Add: weighted-average effect of dilutive securities						
Restricted Shares		—		—		—
RSUs		—		1,033,701		—
Options		—		5,569		—
Common Units to Convert to Class A Common Stock		—		70,210,298		—
Weighted average shares of Class A common stock / units outstanding used to calculate diluted earnings (loss) per share / unit		129,421,157		192,675,476		2,453,947,685
Diluted earnings (loss) per share / unit attributable to common stockholders / unitholders	$	(0.62)	$	1.45	$	(0.04)

The following table sets forth potentially dilutive securities that were excluded from the diluted earnings (loss) per share computation because the effect would be anti-dilutive, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020
Time-vesting awards:			
Options	2,946,118	2,038,016	—
Restricted shares	58,247	—	—
RSUs	4,845,852	626,537	—
Incentive units	3,857,248	325,920	—
Class B units	—	—	91,910,366
Total time-vesting awards	11,707,465	2,990,473	91,910,366
Exit-vesting awards:			
Options	164,362	222,424	—
Restricted shares	55,744	—	—
RSUs	761,473	1,217,951	—
Incentive units	3,724,214	4,324,868	—
Class B units	—	—	61,273,583
Total exit-vesting awards	4,705,793	5,765,243	61,273,583
Total	16,413,258	8,755,716	153,183,949

Note 16 - Stock-based Compensation

Total stock-based compensation cost was as follows:

	Successor			Predecessor
(in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
Cost of revenue	$ 3,819	$ 3,749	$ 615	$ —
Selling and marketing expense	8,064	12,925	2,055	75
General and administrative expense	65,957	62,284	17,318	3,997
Product development expense	33,168	44,952	7,480	84
Total stock-based compensation expense	$ 111,008	$ 123,910	$ 27,468	$ 4,156

Plans

Prior to the IPO, Bumble Holdings had three active plans under which awards had been granted to various employees of the Company, including key management personnel, based on their management grade.

In connection with the Sponsor Acquisition, Bumble Holdings and Buzz Management Aggregator L.P., an interest holder in Bumble Holdings, adopted two new incentive plans for the employees' performance and retention purposes, namely the Employee Incentive Plan ("Non-U.S. Plan") and the Equity Incentive Plan ("U.S. Plan"). The participants of the Non-U.S. Plan and U.S. Plan are selected employees of the Company and the subsidiaries. Bumble Holdings also adopted one incentive plan for Whitney Wolfe Herd (the "Founder Plan"). Awards granted under the Founder Plan and U.S. Plan were in the form of Class B Units in Bumble Holdings and Class B Units in Buzz Management Aggregator L.P, respectively (collectively, the "Class B Units"). Under the Non-U.S. Plan, participants have received phantom awards of Class B Units in Buzz Management Aggregator L.P. (the "Phantom Class B Units") that are settled in cash equal to the notional value of the Buzz Management Aggregator Class B Units at the settlement date.

The Class B Units under the Founder Plan and U.S. Plan and the Phantom Class B Units under the Non-U.S. Plan comprise:

- Time-Vesting Class B Units and Time-Vesting Phantom Class B Units (60% of the Class B Units and Phantom Class B Units granted) that generally vest over a five-year service period and for which expense is recognized under a graded expense attribution model; and
- Exit-Vesting Class B Units and Exit-Vesting Phantom Class B Units (40% of the Class B Units and Phantom Class B Units granted). Vesting for these awards is based on a liquidity event in which affiliates of Blackstone receive cash proceeds in respect of its Class A units in the Company prior to the termination of the participant. Further, the portion of the Exit-Vesting Class B Units and Exit-Vesting Phantom Class B Units that vest is based on certain Multiple on Invested Capital ("MOIC") and Internal Rate of Return ("IRR") hurdles associated with a liquidity event. The MOIC and IRR hurdles impact the fair value of the awards. As the vesting of these units is contingent upon a specified liquidity event, no expense was required to be recorded prior to the occurrence of a liquidity event.

Time-Vesting Class B Units and Exit-Vesting Class B Units

Expense for the Time-Vesting Class B Units and Exit-Vesting Class B Units was based on the grant date fair value of the Class B Units. The grant date fair value was measured using a Monte Carlo model, which incorporates various assumptions noted in the following table. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the observed equity volatility for comparable companies. The expected time to liquidity event was based on management's estimate of time to an expected liquidity event. The dividend yield was based on the Company's expected dividend rate. The risk-free interest rate was based on U.S. Treasury zero-coupon issues. Forfeitures were accounted for as they occurred.

The weighted-average assumptions the Company used in the Monte Carlo model for 2020 are as follows:

Dividend yield	—
Expected volatility	58%
Risk-free interest rate	0.86%
Expected time to liquidity event (years)	4.7

Post-IPO Award Reclassification

In connection with the Company's IPO, awards under the Founder Plan, U.S. Plan, and Non-U.S. Plan were reclassified as follows:

- The Time-Vesting and Exit-Vesting Class B Units in Bumble Holdings under the Founder Plan and granted to senior management under the U.S. Plan were reclassified to vested Incentive Units (in the case of Vested Class B Units) and unvested Incentive Units (in the case of unvested Class B Units) in Bumble Holdings.

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- The Time-Vesting and Exit-Vesting Class B Units in Bumble Holdings (other than those granted to senior management) were reclassified to Class A common stock (in the case of vested Class B Units) and restricted shares of Class A common stock (in the case of unvested Class B Units) in the Company.

- The Time-Vesting and Exit-Vesting Phantom Class B Units in Bumble Holdings were reclassified into vested RSUs (in the case of vested Class B Phantom Units) and unvested RSUs (in the case of unvested Class B Phantom Units) in the Company.

In each of the above reclassifications, the Post-IPO awards retained the same terms and conditions (including applicable vesting requirement). Each Post-IPO award was converted to reflect the $43.00 share price contemplated in the Company's IPO while retaining the same economic value in the Company.

At the IPO date, the Company concluded that our public offering represented a qualifying liquidity event that would cause the Exit-Vesting awards' performance conditions to be probable. As such, the Company has begun to recognize stock-based compensation expense in relation to the Exit-Vesting awards.

On July 15, 2022, the Exit-Vesting awards granted to 386 participants were modified to also provide for time-based vesting in 36 equal installments, with the first installment vesting on August 29, 2022 and subsequent installments vesting on each of the next 35 monthly anniversaries of August 29, 2022, subject to the award holder's continued employment through each applicable vesting date and subject to other terms and conditions of the award. Incremental expense associated with the modification of the Exit-Vesting awards was $35.8 million, which is expected to be recognized over a period of 3.0 years. If the performance conditions are met prior to their respective time-vesting schedules, vesting of these Exit-Vesting awards and the associated stock-based compensation will be accelerated pursuant to the terms of the award agreements.

Incremental expense for the modified Exit-Vesting awards was based on the modification date fair value of modified Exit-Vesting Awards. The modification date fair value was measured using a Monte Carlo model, which incorporates various assumptions noted in the following table. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the observed equity volatility for comparable companies. The expected time to liquidity event was based on management's estimate of time to an expected liquidity event. The dividend yield was based on the Company's expected dividend rate. The risk-free interest rate was based on U.S. Treasury zero-coupon issues. Forfeitures are accounted for as they occur.

The weighted-average assumptions the Company used in the Monte Carlo model for the modified Exit-Vesting awards are as follows:

Dividend yield	—
Expected volatility	60%
Risk-free interest rate	2.1% to 3.1%
Expected time to liquidity event (years)	1.0

Compensation cost related to the Exit-Vesting awards for the year ended December 31, 2022 and 2021 was $31.3 million and $26.3 million, respectively.

2021 Omnibus Plan

In connection with the IPO, the Company adopted the 2021 Omnibus Plan, which became effective on the date immediately prior to the effective date of the IPO. The 2021 Omnibus Plan provides the Company with flexibility to use various equity-based incentive awards as compensation tools to motivate and retain the Company's workforce. The Company has initially reserved 30,000,000 shares of Class A common stock for the issuance of awards under the 2021 Omnibus Plan. The number of shares available for issuance under the 2021 Omnibus Plan will be increased automatically on January 1 of each fiscal year, by a number of shares of our Class A common stock equal to the least of (i) 12,000,000 shares of Class A common stock; (ii) 5% of the total number of shares of Class A common stock outstanding on the last day of the immediately preceding fiscal year, and (iii) a lower number of shares as may be determined by the Board. The Board elected not to approve an increase to the number of shares available for issuance under the 2021 Omnibus Plan for each of 2022 and 2023.

The fair value of Time-Vesting awards granted or modified at the time of the IPO was determined using the Black-Scholes option pricing model with the following assumptions:

Volatility	55%-60%
Expected Life	0.5 - 7.4 years
Risk-free rate	0.1%-0.8%
Fair value per unit	$43.00
Dividend yield	0.0%
Discount for lack of marketability[1]	15% - 25%

The fair value of Exit-Vesting awards granted or modified at the time of the IPO was determined using a Monte Carlo simulation approach in an option pricing framework, where the common stock price of the Company was evolved using a Geometric Brownian Motion over a period from the Valuation Date to the date of Management's expected exit date - a date at which MOIC and IRR realized by the Sponsor can be calculated ("Sponsor Exit"), with the following assumptions:

Volatility	55%
Expected Life	1.8 years
Risk-free rate	0.1%
Fair value per unit	$43.00
Dividend yield	0.0%
Discount for lack of marketability[1]	15%

(1) Discount for lack of marketability for Time-Vesting awards and Exit-Vesting awards is only applicable for Incentive Units granted in Bumble Holdings at the time of the IPO.

The fair value of Time-Vesting Options granted during the year ended December 31, 2022 was determined using the Black-Scholes option pricing model with the following assumptions:

Volatility	60%-75%
Expected Life	7 years
Risk-free rate	1.74% - 3.85%
Fair value per unit	$15.36 - $17.66
Dividend yield	0.0%

Incentive Units in Bumble Holdings:

The following table summarizes information around Incentive Units in Bumble Holdings. These include grants of Class B Units that were reclassified into Incentive Units as described above, as well as Incentive Units issued to new recipients. The Incentive Units received as a result of the Reclassification of Class B Units retain the vesting attributes (including original service period vesting start date) of the Class B Units. The Company did not recognize any incremental fair value due to the reclassification of awards as the fair value per award was the same immediately prior to and after the Reclassification. The newly granted Incentive Units contain the same vesting attributes as Incentive Units granted as a result of the Reclassification. In July 2022, the Exit-Vesting RSUs were modified to also provide for time-based vesting in 36 equal installments, with the first installment vesting on August 29, 2022, and subsequent installments vesting on each of the next 35 monthly anniversaries of August 29, 2022, subject to the award holder's continued employment through each applicable vesting date and subject to other terms and conditions of the award (as noted above in the section headed "Post-IPO Award Reclassification").

	Time-Vesting Incentive Units		Exit-Vesting Incentive Units	
	Number of Awards	Weighted-Average Participation Threshold	Number of Awards	Weighted-Average Participation Threshold
Unvested as of December 31, 2021	5,170,731	$ 14.22	4,324,868	$ 13.81
Granted	—	—	—	—
Vested	(1,313,483)	13.79	(600,654)	13.81
Forfeited	—	—	—	—
Unvested as of December 31, 2022	3,857,248	$ 14.33	3,724,214	$ 13.81

As of December 31, 2022, total unrecognized compensation cost related to the Time-Vesting Incentive Units is $10.3 million, which is expected to be recognized over a weighted-average period of 2.3 years. Total unrecognized compensation cost related to the Exit-Vesting Incentive Units is $22.8 million, which is expected to be recognized over a weighted average period of 2.5 years.

During the year ended December 31, 2021, the Company entered into an agreement with one of its employees, which resulted in the acceleration of stock-based compensation expense of $6.9 million which was recorded within general and administrative expense within the consolidated statement of operations during the second quarter of 2021. The fair value of the Time-Vesting Incentive Units and Exit-Vesting Incentive Units were calculated using the Black-Scholes option pricing model and a Monte Carlo simulation approach in an option pricing framework, respectively.

Restricted Shares of Class A Common Stock in Bumble Inc.:

The following table summarizes information around restricted shares in the Company. The restricted shares granted as a result of the reclassification of Class B Units retain the vesting attributes (including original service period vesting start date) of the Class B Units. The Company did not recognize any incremental fair value due to the reclassification of awards as the fair value per award was the same immediately prior to and after the Reclassification. In July 2022, the Exit-Vesting restricted stock were modified to also provide for time-based vesting in 36 equal installments, with the first installment vesting on August 29, 2022, and subsequent installments vesting on each of the next 35 monthly anniversaries of August 29, 2022, subject to the award holder's continued employment through each applicable vesting date and subject to other terms and conditions of the award (as noted above in the section headed "Post-IPO Award Reclassification").

	Time-Vesting Restricted Shares of Class A Common Stock		Exit-Vesting Restricted Shares of Class A Common Stock	
	Number of Awards	Weighted-Average Grant Date Fair Value	Number of Awards	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2021	98,717	$ 7.26	82,211	$ 15.41
Granted	—	—	—	—
Vested	(24,518)	7.23	(9,147)	17.39
Forfeited	(15,952)	8.17	(17,320)	8.44
Unvested as of December 31, 2022	58,247	$ 7.02	55,744	$ 17.26

As of December 31, 2022, total unrecognized compensation cost related to the Time-Vesting restricted shares is $0.1 million, which is expected to be recognized over a weighted-average period of 2.1 years. Total unrecognized compensation cost related to the Exit-Vesting restricted shares is $0.6 million, which is expected to be recognized over a weighted average period of 2.6 years.

RSUs in Bumble Inc.:

The following table summarizes information around RSUs in the Company. These include grants of Phantom Class B Units that were reclassified into RSUs in conjunction with the IPO, as well as Promised RSUs issued to new recipients. The RSUs granted as a result of the reclassification of Phantom Class B Units retain the vesting attributes (including original service period vesting start date) of the Phantom Class B Units. As the Phantom Class B Units were legally settled in cash and the RSUs will be settled with equity, this represents a liability-to-equity modification. The Company reclassified any outstanding liabilities to equity and recognized expense in accordance with the appropriate pattern using the modification date fair value.

Time-Vesting RSUs that were granted as a result of the Reclassification generally vest in equal annual installments over a five-year period, whereas Time-Vesting RSUs that were granted at the time of the Company's IPO generally vest in equal annual installments over a four-year period. Time-Vesting RSUs that have been granted since the Company's IPO will generally vest 25% on the first anniversary of the date of grant, or other vesting commencement date, and the remaining 75% of the award vests in equal installments on each monthly anniversary thereafter such that the award will be fully vested on the fourth anniversary of the date of grant, or other vesting commencement date. Exit-Vesting RSUs that were granted as a result of the Reclassification contain similar vesting requirements to the previously Exit-Vesting Phantom Class B Units. In July 2022, the Exit-Vesting RSUs were modified to also provide for time-based vesting in 36 equal installments, with the first installment vesting on August 29, 2022, and subsequent installments vesting on each of the next 35 monthly anniversaries of August 29, 2022, subject to the award holder's continued employment through each applicable vesting date and subject to other terms and conditions of the award (as noted above in the section headed "Post-IPO Award Reclassification").

	Time-Vesting RSUs		Exit-Vesting RSUs	
	Number of Awards	Weighted-Average Grant-Date Fair Value	Number of Awards	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2021	2,803,943	$ 45.36	1,217,151	$ 38.13
Granted	3,695,470	26.80	—	—
Vested	(740,637)	45.81	(123,317)	40.24
Forfeited	(912,924)	38.15	(332,361)	32.54
Unvested as of December 31, 2022	4,845,852	$ 32.50	761,473	$ 40.23

As of December 31, 2022, total unrecognized compensation cost related to the Time-Vesting RSUs is $75.4 million, which is expected to be recognized over a weighted-average period of 3.0 years. Total unrecognized compensation cost related to the Exit-Vesting RSUs is $13.6 million, which is expected to be recognized over a weighted average period of 2.6 years.

Options

Under the 2021 Omnibus Plan, the Company has granted certain stock options with the underlying equity being shares of the Company's Class A common stock. These stock options are inclusive of both Time-Vesting stock options and Exit-Vesting stock options. Time-Vesting stock options either vest over a four or a five-year period, and weighted-average remaining contractual term has been specified in the table below. Exit-Vesting stock options vest upon satisfaction of a performance condition under which Blackstone and its affiliates receive cash proceeds in respect of certain MOIC and IRR hurdles, subject to the recipient's continued employment at the time of satisfaction. At the IPO date, the Company concluded that the public offering represented a qualifying liquidity event that would cause the Exit-Vesting options' performance conditions to be probable of occurring. In July 2022, the Exit-Vesting options were modified to also provide for time-based vesting in 36 equal installments, with the first installment vesting on August 29, 2022, and subsequent installments vesting on each of the next 35 monthly anniversaries of August 29, 2022, subject to the award holder's continued employment through each applicable vesting date and subject to other terms and conditions of the award (as noted above in the section headed "Post-IPO Award Reclassification").

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The following table summarizes the Company's option activity as it relates to Time-Vesting stock options as of December 31, 2022:

| | | December 31, 2021 | | |
	Number of Options	Weighted-Average Exercise Price Per Share		Weighted-Average Grant Date Fair Value Per Share
Outstanding as of December 31, 2021	2,038,016	$	43.76	$ 22.96
Granted	1,521,452		26.13	16.99
Exercised	—		—	—
Forfeited and expired	(613,350)		39.04	20.84
Outstanding as of December 31, 2022	2,946,118	$	35.64	$ 20.34
Exercisable as of December 31, 2022	442,024		43.95	23.18

The following table summarizes the Company's option activity as it relates to Exit-Vesting stock options as of December 31, 2022:

| | | December 31, 2021 | | |
	Number of Options	Weighted-Average Exercise Price Per Share		Weighted-Average Grant Date Fair Value Per Share
Outstanding as of December 31, 2021	222,424	$	43.00	$ 19.58
Granted	—		—	—
Exercised	—		—	—
Forfeited	(58,062)		43.00	22.18
Outstanding as of December 31, 2022	164,362	$	43.00	$ 18.66
Exercisable as of December 31, 2022	22,823	$	43.00	$ 18.69

As of December 31, 2022, total unrecognized compensation cost related to the Time-Vesting options is $23.2 million, which is expected to be recognized over a weighted-average period of 2.8 years. Total unrecognized compensation cost related to the Exit-Vesting options is $0.9 million, which is expected to be recognized over a weighted-average period of 2.6 years.

Options have a maximum contractual term of 10 years. The aggregate intrinsic value – assuming all options are expected to vest – and weighted average remaining contractual terms of Time-Vesting and Exit-Vesting options outstanding and options exercisable were as follows as of December 31, 2022:

Aggregate intrinsic value	
Time-Vesting options outstanding	—
Time Vesting options exercisable	—
Exit-Vesting options outstanding	—
Exit-Vesting options exercisable	—
Weighted-average remaining contractual term (in years)	
Time-Vesting options outstanding	8.5
Time Vesting options exercisable	7.6
Exit-Vesting options outstanding	8.1
Exit-Vesting options exercisable	8.1

The market price as of December 31, 2022 exceeded the weighted average exercise price, and as such, resulted in the aggregate intrinsic value to be negative for all of the Company's stock options (referred to as "out-of-the money").

Employee Stock Purchase Plan

In connection with the IPO, on February 10, 2021, Bumble Inc. adopted the 2021 Employee Stock Purchase Plan (the "ESPP"). The ESPP allows the Company to make one or more offerings to its employees to purchase shares under the ESPP. The first offering will begin and end on dates to be determined by the plan administrator. The ESPP allows participants to purchase Class A common stock through contributions of up to 15% of their total compensation. The purchase price of the Class A common stock will be 85% of the lesser of the fair market value of our Class A common stock as determined on the applicable grant date or the applicable purchase period end date (provided that, in no event may the purchase price be less than the par value per share of our Class A common stock). The Company has initially reserved 4,500,000 shares of Class A common stock for issuance under the ESPP. The number of shares available for issuance under the ESPP will be increased automatically on January 1 of each fiscal year beginning in 2022 by a number of shares of our Class A common stock equal to the lesser of (i) the positive difference between 1% of the shares outstanding on the final day of the immediately preceding fiscal year and the ESPP share reserve on the final day of the immediately preceding fiscal year; and (ii) a lower number of shares as may be determined by the Board. The Board elected not to approve an increase to the number of shares available for issuance under the ESPP for each of 2022 and 2023. As of December 31, 2022, the ESPP has not been activated and there were no offering periods during 2022.

Note 17 - Benefit Plans

Long-Term Incentive Plan

The Company established a long-term cash incentive plan (the "LTIP") on June 1, 2018 with an estimated performance measurement period of three to four years. Performance was measured based on the Company's performance against the following pre-established targets: (i) the target monthly average users; (ii) revenue, and (iii) profits. The Company recorded expense for the LTIP of nil, $(0.1) million, $(0.1) million and $1.4 million, in the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020, the period from January 1, 2020 to January 28, 2020, respectively. As of December 31, 2022 and December 31, 2021, the Company had no accrued balance for the LTIP.

Defined Contribution Plan

The Company participates in various benefit plans, principally defined contribution plans. The Company's contributions for these plans for the year ended December 31, 2022, the year ended December 31, 2021, the period from January 29, 2020 to December 31, 2020 and the period January 1, 2020 to January 28, 2020 are $5.4 million, $3.8 million, $2.2 million and $0.2 million, respectively.

Note 18 - Related Party Transactions

In the ordinary course of operations, the Company enters into transactions with related parties, as discussed below. The following table summarizes balances with related parties (in thousands):

			Successor			Predecessor
Related Party relationship	**Type of Transaction**	**Financial Statement Line**	**Year Ended December 31, 2022**	**Year Ended December 31, 2021**	**Period from January 29, through December 31, 2020**	**Period from January 1, through January 28, 2020**
Other	Cost recharges	General and administrative expense	$ —	$ —	$ 2,514	$ —
Other	Moderator costs	Cost of revenue	1,753	—	—	—
Other	Advertising revenue	Revenue	501	—	—	—
Other	Marketing costs	Selling and marketing expense	3,292	3,661	—	—
Other	Tax receivable agreement liability remeasurement benefit	Other income (expense), net	5,332	1,112	—	—
Company owned by a Director	Dividends paid to Whitney Wolfe Herd	Dividends paid	—	—	51,326	—
Company owned by a Director	Loans repaid by Whitney Wolfe Herd	Limited Partners' interest	—	95,465	25,626	—
Parent Company	Dividends paid	Dividends paid	—	—	292,530	—

Related Party relationship	Type of Transaction	Financial Statement Line	December 31, 2022	December 31, 2021
Other	Tax receivable agreement	Payable to related parties pursuant to a tax receivable agreement	$ 394,312	$ 388,780

Founder Loan

On January 29, 2020, the Company recognized a $119.0 million loan to an entity controlled by the Founder, which was recorded as a reduction of "Limited Partners' interest" in the consolidated balance sheets. In connection with the dividends paid, the Company's Founder repaid $25.6 million of the loan (the "Founder Loan"), which was recorded as an increase to Limited Partners' Interest. As of December 31, 2020, $93.4 million remained outstanding.

On January 14, 2021, our Founder settled the outstanding balance of the loan plus accrued interest for a total of $95.5 million when Bumble Holdings distributed the loan in redemption of 63,643,425 Class A units held by Beehive Holdings III, LP with a hypothetical fair value equal to $95.5 million (such Class A units, the "Loan Settlement Units"). Since the value of the Loan Settlement Units redeemed by Bumble Holdings, determined using the volume-weighted average price of the Class A common stock on Nasdaq during the regular trading session as reported by Bloomberg L.P. for the 30-day period beginning on February 16, 2021 (the "Applicable VWAP"), exceeded the implied value of the Loan Settlement Units on the settlement date for purposes of repaying the loan, Bumble Holdings delivered to Beehive Holdings III, LP 3,252,056 Common Units which are exchangeable for shares of Class A common stock having a value based on the Applicable VWAP equal to such excess amount. The settlement of the Founder loan was recorded as an equity transaction with no net impact to the accompanying consolidated balance sheet.

Underwriting of IPO

Blackstone Securities Partners L.P., an affiliate of Blackstone, underwrote 4.1 million of the 57.5 million shares of Class A common stock offered to the market in the IPO, with underwriting discounts and commissions of $1.935 per share paid by the Company.

Redemption of Class A Common Stock and Purchase Common Units in Connection with the IPO

The Company used the proceeds from the issuance of 48.5 million shares ($1,991.6 million) in the IPO to redeem shares of Class A common stock and purchase Common Units from our Sponsor, at a price per share / Common Unit equal to the IPO price, net of underwriting discounts and commissions.

Payable to related parties pursuant to a tax receivable agreement

Concurrent with the completion of the IPO, the Company entered into a tax receivable agreement with pre-IPO owners including our Founder, our Sponsor, an affiliate of Accel Partners LP and management and other equity holders (see Note 6).

Other

The Company recognizes advertising revenues and incurs marketing expenses from Liftoff Mobile Inc. ("Liftoff"), a company in which Blackstone affiliated funds hold a controlling interest. The Company uses TaskUs Inc. ("TaskUs"), a company in which Blackstone affiliated funds holds more than 20% of ownership interest, for moderator services.

Note 19 – Segment and Geographic Information

The Company operates as a single operating segment. The Company's chief operating decision maker is the Chief Executive Officer, who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about the Company's revenue, for purposes of making operating decisions, assessing financial performance and allocating resources.

127

Revenue by major geographic region is based upon the location of the customers who receive the Company's services. The information below summarizes revenue by geographic area, based on customer location (in thousands):

| | Successor | | | Predecessor |
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from January 29, through December 31, 2020	Period from January 1, through January 28, 2020
North America[1]	$ 546,485	$ 439,350	$ 300,388	$ 21,014
Rest of the world	357,018	321,560	239,158	18,976
Total	$ 903,503	$ 760,910	$ 539,546	$ 39,990

(1) North America revenue includes revenue from the United States and Canada.

The United States is the only country with revenues of 10% or more of the Company's total revenue.

The information below summarizes property and equipment, net by geographic area (in thousands):

	December 31, 2022	December 31, 2021
United Kingdom	$ 5,893	$ 6,035
United States	4,462	3,183
Czech Republic	1,491	3,234
Rest of the world	2,621	2,175
Total	$ 14,467	$ 14,627

United Kingdom, Czech Republic and United States are the only countries with property and equipment of 10% or more of the Company's total property and equipment, net.

Note 20 - Commitments and Contingencies

The Company has entered into indemnification agreements with the Company's officers and directors for certain events or occurrences. The Company maintains a directors and officers insurance policy to provide coverage in the event of a claim against an officer or director.

Litigation

We are subject to various legal proceedings, claims, and governmental inspections, audits or investigations arising out of our business which cover matters such as general commercial, consumer protection, governmental regulations, product liability, privacy, safety, environmental, intellectual property, employment and other actions that are incidental to our business, including a number of trademark proceedings, both offensive and defensive, regarding the BUMBLE, BADOO and FRUITZ marks. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on our financial position or results of operations.

In late 2021 and early 2022, four putative class action lawsuits were filed against the Company in Illinois alleging that certain features of the Badoo or Bumble apps violate the Illinois Biometric Information Privacy Act ("BIPA"). These lawsuits allege that the apps used facial geometry scans in violation of BIPA's authorization, consent, and data retention policy provisions. Plaintiffs in these lawsuits seek statutory damages, compensatory damages, attorneys' fees, injunctive relief, and (in one action) punitive damages. These cases are still in early stages and at this time the Company cannot reasonably estimate a range of potential liability, if any, which may arise therefrom.

In January 2022, a purported class action complaint, UA Local 13 Pension Fund v. Bumble Inc. et al., was filed in the United States District Court for the Southern District of New York naming, among others, the Company, our Chief Executive Officer, our Chief Financial Officer, our Board of Directors and Blackstone, as defendants. The complaint asserts claims under the U.S. federal securities laws, purportedly brought on behalf of a class of purchasers of shares of Class A common stock in Bumble's secondary public stock offering which took place in September 2021 (the "SPO"), that the SPO Registration Statement and prospectus contained false and misleading statements or omissions by failing to disclose certain information concerning Bumble and Badoo app paying users and related trends and issues with the Badoo app payment platform, and that as a result of the foregoing, Bumble's business metrics and financial prospects were not as strong as represented in the SPO Registration Statement and prospectus. The complaint seeks unspecified damages and an award of costs and expenses, including reasonable attorneys' fees, as well as equitable relief. The Company believes that the allegations contained in the complaint are without merit and intends to defend the complaint vigorously.

Five shareholder derivative complaints have been filed in the United States District Court for the Southern District of New York, United States District Court for the District of Delaware and Delaware Court of Chancery against the Company and certain directors and officers. The Glover-Mott shareholder derivative complaint, filed in April 2022, alleges a breach of fiduciary duty against management and our Board of Directors based on the same allegations and events described in the class action complaint. The complaint seeks unspecified damages, an award of costs and disbursements, including reasonable attorneys' fees, and that the Company be directed to take action to reform its corporate governance and internal procedures. The William B. Federman Irrevocable Trust shareholder derivative complaint, filed in May 2022, alleges violations of Section 14(a) of the Exchange Act, breach of fiduciary duty, aiding and abetting breach of duty and gross mismanagement based on misstatements or omissions in the Company's April 2022 Proxy Statement concerning alleged deficiencies in the Company's risk management and internal controls which allegedly led to disclosure deficiencies in the SPO documents. The complaint seeks a declaration that the individual defendants breached their fiduciary duties, aided and abetted breach of fiduciary duty, were unjustly enriched, grossly mismanaged the Company and violated the federal securities laws; an order that the individual defendants are jointly and severally liable for all damages; an order requiring the individual defendants to remit their salaries and compensation to the Company for the period of breach; unspecified equitable and injunctive relief; and costs and disbursements, including reasonable attorneys', consultants' and experts' fees. The Dana Messana shareholder derivative complaint, filed in September 2022, alleges violation of Section 10(b) of the Exchange Act, breach of fiduciary duty against management and the Board, aiding and abetting breach of fiduciary duty, unjust enrichment, and waste of corporate assets based on the same allegations and events described in the SPO class action complaint. The complaint seeks unspecified damages; an order that the individual defendants are jointly and severally liable for all damages; an order for imposition of a constructive trust on any profits and unjust enrichments received by the individual defendants through unlawful conduct; and an award of costs and disbursements, including reasonable attorneys', accountants', and experts' fees. The Sanchez shareholder derivative complaint, filed in January 2023, asserts claims for breach of fiduciary duty and unjust enrichment against, among others, management, our Board of Directors, and Blackstone based on the same allegations and events described in the class action complaint. The complaint seeks unspecified damages; an order that the defendants are jointly and severally liable for all damages; disgorgement from defendants of any profits, benefits, and other unjust gains from misconduct; and an award of costs and disbursements, including attorneys' fees, accountants' fees, and experts' fees. The City of Vero Beach Police Officers' Retirement Trust Fund derivative complaint, filed in February 2023, asserts claims for breach of fiduciary duty and unjust enrichment against, among others, management, our Board of Directors, and Blackstone based on the same allegations and events described in the class action complaint. The complaint seeks unspecified damages; a finding that the individual defendants breached their fiduciary duties; disgorgement from defendants of any unjustly obtained profits or benefits; and an award of costs and disbursement, including attorneys' fees, accountants' fees, and experts' fees. The Company has also received an inquiry from the SEC relating to the disclosures at issue in the SPO class action complaint. The Company cannot predict at this point the length of time that these matters will be ongoing, their outcome or the liability, if any, which may arise therefrom.

From time to time, the Company is subject to patent litigations asserted by non-practicing entities.

As of December 31, 2022 and 2021, we determined that provisions of $20.5 million and $8.8 million, respectively, reflect our best estimate of any probable future obligation, including legal costs incurred to date, for the Company's litigations. The provision for 2022 includes amounts accrued with respect to the Company's class action lawsuit related to the SPO, representing management's current estimated probable loss for this matter following a court-ordered mediation between the parties to the litigation. During the year ended

December 31, 2022, the Company paid $7.5 million to settle litigation matters. Legal expenses are included in "General and administrative expense" in the accompanying consolidated statements of operations.

Purchase Commitments

In September 2022, the Company entered into an agreement for third-party cloud services. The Company is committed to pay a minimum of $7.1 million over the period of 18 months. If at the end of the 18 months, or upon early termination, the Company has not reached the $7.1 million in spend, the Company will be required to pay for the difference between the sum of fees already incurred and the minimum commitment.

Note 21 - Subsequent Events

On January 9, 2023, Bumble Inc., the general partner of Bumble Holdings, approved a $5.4 million distribution to the non-controlling interest holders of Bumble Holdings. The distribution was paid on January 9, 2023 to the non-controlling interest holders.

On February 25, 2023, the Board of Directors approved amendments to outstanding awards with respect to change in control provisions. See "Item 9B — Other Information" for additional details.

We account for our stock-based awards in accordance with provisions of ASC 718, Compensation—Stock Compensation ("ASC 718") which includes guidance for accounting for a modification of existing stock-based compensation awards. The Company reviewed the amendments to the change of control provisions in accordance with ASC 718 and determined that they do not impact our current expense recognition and as such, do not impact the financial statements presented in this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Bumble's management conducted an evaluation, under the supervision and with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and our disclosure controls and procedures (as defined by Rule 14a-15(e) and 15d-15(e) of the Exchange Act) at December 31, 2022. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based upon the evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective at December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework set forth in *Internal Control-Integrated Framework* (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report, included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bumble Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Bumble Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bumble Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive operations, changes in equity, and cash flows for the years ended December 31, 2022 and 2021, and the period from January 29, 2020 to December 31, 2020, and the consolidated statements of operations, comprehensive operations, changes in equity (deficit) and cash flows of Worldwide Vision Limited (Predecessor) for the period from January 1, 2020 to January 28, 2020, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated February 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Austin, Texas
February 28, 2023

Item 9B. Other Information

Compensatory Arrangements of Certain Officers

On February 25, 2023, the Company's Board of Directors, acting upon the unanimous recommendations of its compensation committee and a special committee of disinterested directors, approved amendments to outstanding equity-based awards which vest based on the earlier of (i) the achievement of specified exit-vesting performance conditions and (ii) a time-vesting schedule (the "Outstanding Performance Awards"). Pursuant to these amendments (x) the Outstanding Performance Awards will continue to stay outstanding and eligible to vest based on the time-vesting schedule following a change in control event (provided the award holder continues to remain employed or providing services) and (y) the holders of the Outstanding Performance Awards will be eligible for "double-trigger" vesting treatment allowing for the vesting and exercisability of such awards to be accelerated in full upon the holder's termination without cause or resignation for good reason (under the circumstances described below) within two years following a change in control event.

The Outstanding Performance Awards include awards previously granted to certain employees, including Whitney Wolfe Herd, Tariq M. Shaukat and Anuradha B. Subramanian (the "Named Executive Officers"), and to the following non-employee members of the Board: Ann Mather, Pamela A. Thomas-Graham, Elisa A. Steele, Matthew S. Bromberg, R. Lynn Atchison and Amy M. Griffin (the "Non-Employee Directors"). Such Outstanding Performance Awards held by the Named Executive Officers and Non-Employee Directors are incentive units of Buzz Holdings L.P., of which the Company is the general partner, while the Outstanding Performance Awards held by non-executive officer employees were generally granted under the Bumble Inc. 2021 Omnibus Incentive Plan.

In addition, on February 25, 2023, the Board, acting upon the unanimous recommendation of its compensation committee, approved a modification of all outstanding equity-based awards (including the Outstanding Performance Awards) held by employees of the Company or one of its subsidiaries, including the Named Executive Officers, who are party to an employment or service agreement (or similar arrangement) containing a definition of "good reason", to provide that a resignation of employment or service, as applicable, by the holder of such award for "good reason" (as defined in such employment, service or similar agreement) within two years following a change in control event shall result in the vesting and exercisability of such awards to be accelerated in full upon such qualifying termination.

Section 13(r) Disclosure

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRSHRA"), which added Section 13(r) of the Exchange Act, the Company hereby incorporates by reference herein Exhibit 99.1 of this report, which includes disclosures made to Blackstone by Atlantia S.p.A, which may be considered our affiliate.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be included in our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2022, and is incorporated herein by reference.

The information regarding executive officers contained in Part I, "Item 4A— Information About Our Executive Officers" of this Annual Report is hereby incorporated by reference in this Item 10.

Item 11. Executive Compensation

The information required by this item will be included in our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2022, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2022, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2022, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2022, and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

Exhibit Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 8, 2019, by and among Buzz Holdings L.P., Buzz Merger Sub Ltd, Worldwide Vision Limited and Buzz SR Limited, as the seller representative (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on February 16, 2021)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on February 16, 2021)
4.1	Description of Securities Registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on March 15, 2021)
10.1	Second Amended and Restated Limited Partnership Agreement of Buzz Holdings L.P., dated as of February 10, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 16, 2021)
10.2	Amendment No. 1, dated as of June 25, 2021, to the Second Amended and Restated Limited Partnership Agreement of Buzz Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 13, 2021)
10.3	Tax Receivable Agreement, dated as of February 10, 2021, by and among Bumble Inc. and each of the other persons from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 16, 2021)
10.4	Exchange Agreement, dated as of February 10, 2021, by and among Bumble Inc., Buzz Holdings L.P. and holders of Common Units from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on February 16, 2021)
10.5	Registration Rights Agreement, dated as of February 10, 2021, by and among Bumble Inc. and each of the other persons from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on February 16, 2021)
10.6	Stockholders Agreement, dated as of February 10, 2021, by and among Bumble Inc. and each of the other persons from time to time party thereto (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on February 16, 2021)
10.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 filed on January 28, 2021)†
10.8	Support and Services Agreement, dated as of January 29, 2020, by and among Buzz Holdings L.P., Buzz Merger Sub Ltd. and Blackstone Buzz Holdings L.P. (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)
10.9	Employment Agreement, dated January 29, 2020, by and between Buzz Holdings, L.P. and Whitney Wolfe Herd (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)†
10.10	Employment Agreement, entered into as of July 12, 2020, by and between Bumble Trading LLC and Tariq Shaukat (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)†
10.11	Amended and Restated Employment Agreement, dated September 23, 2022, by and between Bumble Trading LLC and Anuradha Subramanian (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 16, 2022)†

10.12*	First Amendment to Amended and Restated Employment Agreement, dated Feburary 22, 2023, by and between Bumble Trading LLC and Anuradha Subramanian†
10.13*	Amended and Restated Employment Agreement, dated September 22, 2022, by and between Bumble Trading LLC and Laura Franco†
10.14*	First Amendment to Amended and Restated Employment Agreement, dated Feburary 22, 2023, by and between Bumble Trading LLC and Laura Franco†
10.15	Bumble Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on February 16, 2021)†
10.16	Option Grant Notice under the Bumble Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 16, 2022)†
10.17	Restricted Stock Unit Grant Notice under the Bumble Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on May 16, 2022)†
10.18*	Form of Letter to Named Executive Officers regarding Omnibus Plan Awards Agreement†
10.19	Bumble Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on February 16, 2021)†
10.20	Subscription Agreement between Tariq Shaukat and Buzz Management Aggregator L.P. (incorporated by reference to Exhibit 10.30 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)†
10.21	Amended and Restated Incentive Unit Subscription Agreement, dated June 19, 2020, between Beehive Holdings II, LP and Buzz Holdings L.P. (incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)†
10.22	Incentive Unit Award Agreement, dated August 8, 2020, between Tariq Shaukat, Buzz Holdings L.P. and Buzz Management Aggregator L.P. (incorporated by reference to Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)†
10.23	Incentive Unit Award Agreement, dated September 21, 2020, between Anu Subramanian, Buzz Holdings L.P. and Buzz Management Aggregator L.P. (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 filed on January 28, 2021)†
10.24*	Incentive Unit Award Agreement, dated November 16, 2020, between Laura Franco, Buzz Holdings L.P. and Buzz Management Aggregator L.P.†
10.25	Form of Incentive Unit Award Agreement (Director Form) (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)†
10.26	Form of Unit Adjustment Letter (incorporated by reference to Exhibit 10.32 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 filed on January 28, 2021)†
10.27	Form of Unit Adjustment Letter (Whitney Wolfe Herd) (incorporated by reference to Exhibit 10.33 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 filed on January 28, 2021)†
10.28	Form of Vesting Adjustment Letter relating to Performance-Based Incentive Unit Awards (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 16, 2022)†
10.29*	Form of Letter to Incentive Unit Holders regarding Omnibus Plan Awards Agreement†
10.30	Credit Agreement, dated as of January 29, 2020, by and among Buzz Bidco L.L.C., Worldwide Vision Limited (f/k/a Buzz Merger Sub Ltd.), Buzz Finco L.L.C., the guarantors party thereto from time to time, Citibank, N.A., as administrative agent, collateral agent and swingline lender, and the lenders and L/C issuers party thereto from time to time (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)
10.31	Amendment No. 1 to the Credit Agreement, dated as of October 19, 2020, by and among Buzz Bidco L.L.C., Buzz Finco L.L.C., the guarantors party thereto, Citibank, N.A., as administrative agent, collateral agent and swingline lender and the lenders party thereto (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)

10.32	Security Agreement, dated as of January 29, 2020, by and among the grantors identified therein and Citibank, N.A., as collateral agent (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)
10.33	Founder Agreement, dated as of November 8, 2019, by and between Buzz Holdings L.P. and Whitney Wolfe Herd (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)
10.34	First Amendment to Founder Agreement, dated as of May 1, 2020, by and between Buzz Holdings L.P. and Whitney Wolfe Herd (incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)
10.35	Trademark Assignment and License, dated as of January 29, 2020, by and between Whitney Wolfe Herd and Bumble Holding Limited (incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)
10.36	Restrictive Covenant Agreement, dated as of November 8, 2019, between Buzz Holdings L.P. and Whitney Wolfe Herd (incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement on Form S-1 filed on January 15, 2021)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included in signature pages of this Report)
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Section 13(r) Disclosure
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

† Management contract or compensatory plan or arrangement.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and investors should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023

BUMBLE INC.

By:	/s/ Anuradha B. Subramanian
Name:	Anuradha B. Subramanian
Title:	Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Whitney Wolfe Herd, Tariq M. Shaukat, Anuradha B. Subramanian and Laura Franco, and each of them, any of whom may act without joinder of the other, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K and any or all amendments thereto, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report and Power of Attorney have been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Whitney Wolfe Herd Whitney Wolfe Herd	Chief Executive Officer and Director (principal executive officer)	February 28, 2023
/s/ Ann Mather Ann Mather	Chair of the Board of Directors	February 28, 2023
/s/ Christine L. Anderson Christine L. Anderson	Director	February 28, 2023
/s/ R. Lynn Atchison R. Lynn Atchison	Director	February 28, 2023
/s/ Sachin J. Bavishi Sachin J. Bavishi	Director	February 28, 2023
/s/ Matthew S. Bromberg Matthew S. Bromberg	Director	February 28, 2023
/s/ Amy M. Griffin Amy M. Griffin	Director	February 28, 2023

/s/ Jonathan C. Korngold	Director	February 28, 2023
Jonathan C. Korngold		
/s/ Jennifer B. Morgan	Director	February 28, 2023
Jennifer B. Morgan		
/s/ Elisa A. Steele	Director	February 28, 2023
Elisa A. Steele		
/s/ Pamela A. Thomas-Graham	Director	February 28, 2023
Pamela A. Thomas-Graham		
/s/ Anuradha B. Subramanian	Chief Financial Officer (principal financial officer and principal accounting officer)	February 28, 2023
Anuradha B. Subramanian		

Exhibit 10.12

FIRST AMENDMENT TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This **FIRST AMENDMENT TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT** (this "Amendment"), dated February 22, 2023 (the "Effective Date") by and between Bumble Trading LLC, a Delaware limited company (the "Company") and Anuradha Subramanian ("Executive")

RECITALS:

WHEREAS, the Company currently employs Executive, with Executive serving as Chief Financial Officer of the Company pursuant to the Amended and Restated Employment Agreement by and between the Company and Executive, dated September 23, 2022 (the "Employment Agreement");

WHEREAS, the Company and Executive desire to amend the Employment Agreement as set forth in this Amendment; and

WHEREAS, the Company and Executive desire to enter into this Amendment, which, when taken together with the Employment Agreement, embodies the terms of Executive's employment with the Company.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

(1) Defined Terms. Any capitalized terms used but not defined in this Amendment shall have the meaning ascribed to such term in the Employment Agreement.

(2) Amendment to Base Salary. Section 3(a)of the Employment Agreement shall be deleted in its entirety and replaced as follows:

"(a) Base Salary. Beginning on March 1, 2023, during the Employment Term, the Company shall pay (or cause to be paid) to Executive a base salary at the annual rate of $480,000.00, payable in regular installments in accordance with the usual payment practices of the Company Group. Executive's base salary may be increased from time to time in the Company's sole discretion, and the base salary in effect from time to time is referred to herein as the "Base Salary".

(3) Employment Agreement in Full Effect. Except as expressly modified in this Amendment, the Employment Agreement remains in full effect.

(4) Entire Agreement; Amendments. This Amendment, together with the Employment Agreement (the "Amended Employment Agreement"), (including, without limitation, the RCA and the schedules and exhibits attached to the Employment Agreement) contains the entire understanding of the parties with respect to the employment of Executive by any member of the Company Group, and supersedes all prior agreements and understandings (including, without limitation, the Offer Letter between Executive and the Company, dated as of July 21, 2020, the Prior Agreement and any verbal agreements or understandings) between Executive and any member of the Company Group regarding the terms and conditions of Executive's employment with the Company Group, with the exception of any applicable prior invention assignment or the protections that exist under the terms of any applicable long term incentive plan (or any earned compensation, including under any retirement or deferred compensation plans). There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. The Amended Employment Agreement (including, without limitation, the exhibits attached to the Employment Agreement) may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(5) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[*Signatures Follow*]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

BUMBLE TRADING LLC

/s/ Tariq Shaukat
By: Tariq Shaukat
Title: President

EXECUTIVE

/s/ Anuradha Subramanian

Exhibit 10.13

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This **AMENDED AND RESTATED EMPLOYMENT AGREEMENT** (the "Agreement"), dated September 22, 2022 (the "Effective Date"), by and between Bumble Trading LLC, a Delaware limited company (the "Company"), and Laura Franco ("Executive").

RECITALS:

WHEREAS, the Company is an indirect wholly-owned subsidiary of Bumble Inc., a Delaware corporation ("Bumble");

WHEREAS, the Company and Executive are parties to that certain Employment Agreement, dated as of October 26, 2020 (the "Prior Agreement");

WHEREAS, the Company and Executive desire to amend and restate the Prior Agreement; and

WHEREAS, commencing on the Effective Date, the Company shall continue to employ Executive, and Executive shall continue in such employment, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1. <u>Term of Employment</u>. Subject to the provisions of <u>Section 5</u> of this Agreement, Executive shall continue employment with the Company, on the terms and subject to the conditions set forth in this Agreement, until such employment is terminated in accordance with <u>Section 5</u> of this Agreement (the "Employment Term"). Executive acknowledges and agrees that Executive's employment with the Company is at-will. Executive further acknowledges and agrees that nothing in this Agreement gives Executive the right to remain an employee of the Company or any member of the Company Group (which is defined as, collectively, Bumble and its subsidiaries).

2. <u>Position, Duties, Authority, Principal Work Location and Policies</u>.

      (a)   During the Employment Term, Executive shall serve as the Chief Legal and Compliance Officer of the Company and Bumble. In such position, Executive shall have such duties, functions, responsibilities and authority as normally associated with the position of Chief Legal and Compliance Officer of a company of the type and nature of the Company (in particular, in the context of such a company with controlling stockholders, to the extent applicable) and shall have such other duties, functions, responsibilities and authority, consistent with such position and otherwise as assigned to Executive by the board of directors of Bumble (the "Board") or the Chief Executive Officer of the Company from time to time. Executive shall report solely and directly to the Chief Executive Officer of the Company.

(b) Executive will devote substantially all of Executive's business time and best efforts to the performance of Executive's duties to the Company (excluding periods of time off or leave of absence taken in accordance with Company policy) and will not engage in any other business activities that could conflict with Executive's duties or services to the Company Group; provided, however, that the foregoing shall not prevent Executive from (i) with the prior written approval of the Board, serving on the boards of directors (and board committees) of up to two for-profit or commercial organizations; (ii) with the prior written approval of the Company, serving on the boards of directors (and board committees) of non-profit organizations (including the City Bar Fund board); (iii) participating in charitable, civic, educational, professional, community or industry affairs; or (iv) managing Executive's passive personal investments, so long as all such activities do not, in the aggregate, interfere or conflict with Executive's duties hereunder or otherwise materially affect the performance of Executive's duties to the Company or create a potential business or fiduciary conflict.

(c) Executive's principal work location shall be in the New York, New York metropolitan area. Executive acknowledges that Executive will be required to travel frequently on business (including, without limitation, to the Company offices in London, United Kingdom) in connection with the performance of Executive's duties hereunder.

(d) Executive's employment is subject to all the terms and conditions of the Company Group's policies and codes of conduct as in effect from time to time, to the extent not inconsistent with this Agreement.

3. Compensation.

(a) Base Salary. During the Employment Term, the Company shall pay (or cause to be paid) to Executive a base salary ("Base Salary") at the annual rate of $400,000.00, payable in regular installments in accordance with the usual payment practices of the Company Group. Executive's Base Salary shall be reviewed no less frequently than annually by the Company to determine whether such Base Salary shall be increased (but not decreased).

(b) Bonus. During the Employment Term, Executive shall be eligible to earn a cash bonus award (the "Bonus"), subject to the terms and conditions of the bonus plan established by the Company, as may be amended, updated or replaced from time to time, and based on the achievement of certain corporate performance objectives as approved by the Company in its sole discretion. Executive's target bonus (the "Target Bonus") for each year will be equal to 100% of the Base Salary for such year if target performance objectives are achieved for such year. In the event that the Company exceeds or fails to meet the corporate performance objectives in a given year, the Bonus shall be subject to increase or decrease, as applicable. Any Bonus earned under this Section 3(b) shall be paid prior to March 15 of the year following the year to which the applicable performance period relates. No Bonus shall be payable in respect of any fiscal year (or other performance period) in which Executive's employment is terminated, except to the extent provided in Section 5.

(c) Equity Awards. During the Employment Term, Executive shall participate in the long term equity-based incentive plan of Bumble (as amended and/or restated from time to time, the "Equity Plan") on a basis generally consistent with other senior executives of the Company Group.

4. Benefits.

    (a)   General. During the Employment Term, Executive generally shall be entitled to participate in the retirement, health and welfare benefit plans, practices, policies and arrangements of the Company Group as in effect from time to time on a basis generally consistent with other senior executives of the Company Group (collectively, "Employee Benefits").

    (b)   Vacation. Executive shall be entitled to paid vacation on the same basis generally as other senior executives of the Company Group pursuant to the applicable Company vacation policy, plan or regular practice, as may be modified from time to time.

    (c)   Reimbursement of Business Expenses. During the Employment Term, the Company shall reimburse Executive for reasonable and necessary business expenses incurred by Executive in the performance of Executive's duties hereunder in accordance with its then-prevailing business expense policy (which shall include, without limitation, appropriate itemization and substantiation of expenses incurred).

5. Termination.

    (a)   The Employment Term and Executive's employment hereunder may be terminated by either party at any time and for any reason in the manner set forth in this Section 5; provided, that Executive shall be required to give the Company at least 60 days' advance written notice of any termination by Executive other than a resignation for Good Reason (the "Notice Period"). Notwithstanding any other provision of this Agreement, the provisions of this Section 5 shall exclusively govern Executive's rights upon termination of employment with the Company; provided, that Executive's rights under the Equity Plan (or any other equity plan) and equity incentive award agreement shall, in each case, be governed exclusively by such plan or agreement, as applicable.

    (b)   By the Company for Cause or by Executive without Good Reason.

        (i)   The Employment Term and Executive's employment hereunder (A) may be terminated by the Company for Cause with immediate effect and (B) shall terminate automatically upon the effective date (following the Notice Period) of Executive's resignation for any reason other than Good Reason.

        (ii)   For purposes of this Agreement, "Cause" shall mean (A) any breach by Executive of any of Executive's material obligations under this Agreement or the RCA (as defined below); (B) the continued failure or refusal of Executive to substantially perform the duties reasonably required of Executive as an employee or service provider of the Company Group; (C) Executive's commission or conviction of, or plea of guilty or *nolo contendere* to, (1) a felony or (2) other crime involving fraud or moral turpitude (or any other crime relating to the Company Group which is, or could reasonably be

3

expected to be, materially injurious to the Company Group); (D) Executive's theft, dishonesty or other misconduct that is, or could reasonably be expected to be, injurious to the Company Group; (E) Executive's unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset of the Company Group (including, without limitation, Executive's unauthorized use or disclosure of the Company Group's confidential or proprietary information) that is, or could reasonably be expected to be, materially injurious to the Company Group; (F) any act(s) constituting employment discrimination or sexual harassment (after reasonable investigation and substantiation of the claimant's claims); or (G) use of illegal drugs, or Executive's abuse of alcohol or prescription drugs, that impairs Executive's ability to perform Executive's duties or, as determined in the Company's sole discretion, otherwise makes Executive unfit to service an officer of the Company Group; provided, that solely with respect to clauses (A) and (B) above, a termination of Executive's employment for Cause that is susceptible to cure shall not be effective unless the Company first gives Executive written notice of its intention to terminate and the grounds for such termination, and Executive has not, within five business days following receipt of such written notice, cured such Cause.

(iii) If Executive's employment is terminated by the Company for Cause, Executive shall be entitled to receive:

(A) the Base Salary through the date of termination;

(B) reimbursement, within 60 days following receipt by the Company of Executive's claim for such reimbursement (including appropriate supporting documentation), for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to Executive's termination; provided, that such claims for such reimbursement are submitted to the Company within 90 days following the date of Executive's termination of employment; and

(C) such Employee Benefits (other than with respect to annual or quarterly bonuses, incentive plans and severance benefits), if any, to which Executive may be entitled, payable in accordance with the terms and conditions of plan, program and policies (the amounts described in clauses (A) through (C) hereof being referred to as the "Accrued Rights").

Following such termination of Executive's employment by the Company for Cause, except as set forth in this Section 5(b)(iii) and Section 7(a), Executive shall have no further rights to any compensation or any other benefits under this Agreement. Executive's rights with respect to any equity awards shall be determined in accordance with the applicable award agreement.

(iv) If Executive resigns for any reason other than Good Reason, provided that Executive will be required to comply with the Notice Period requirement in Section 5(a), Executive shall be entitled to receive the Accrued Rights. During the Notice Period, and subject to the following sentence, Executive shall continue to perform Executive's duties and obligations under Section 2 hereto as reasonably requested by the Company.

4

In lieu of all or any portion of the Notice Period, the Company, at its sole election, may elect either to (x) pay to Executive the Base Salary in lieu of notice (in which case, Executive's employment shall terminate on the date so elected by the Company) or (y) place Executive on "garden leave" (such period, if elected, the "Garden Leave Period"). If such Garden Leave Period is elected by the Company, then during the Garden Leave Period, Executive shall (x) remain an employee of the Company but not be required to perform any duties for the Company or attend work and (y) be eligible for continued Base Salary and medical benefits, but no other compensation, including no incentive compensation, commissions, or new equity incentive awards. Following such resignation by Executive for any reason other than Good Reason, except as set forth in this Section 5(b)(iv) and Section 7(a), Executive shall have no further rights to any compensation or any other benefits under this Agreement. Executive's rights with respect to any equity awards shall be determined in accordance with the applicable award agreement.

(c)   Disability or Death.

(i)   The Employment Term and Executive's employment hereunder (A) may be terminated by the Company at a time when Executive has a Disability, with immediate effect and (B) shall terminate automatically upon Executive's death.

(ii)   For purposes of this Agreement, "Disability" shall mean any medically determinable physical or mental impairment resulting in Executive's inability to engage in any substantial gainful activity, where such impairment is reasonably likely to result in death or to last for a continuous period of inability to engage in any substantial gainful activity of not less than 12 months. Executive shall cooperate in all respects with the Company if a question arises as to whether Executive has become disabled (including, without limitation, submitting to reasonable examinations by one or more medical doctors and other health care specialists selected by the Company, which such selection is subject to the consent of Executive (not to be unreasonably conditioned, withheld or delayed), and authorizing such medical doctors and other health care specialists to discuss Executive's condition with the Company).

(iii)   Upon termination of Executive's employment hereunder as a result of Executive's death or by the Company at a time when Executive has a Disability, Executive or Executive's estate, survivors or beneficiaries (as the case may be) shall be entitled to receive:

(A)   the Accrued Rights;

(B)   any Bonus earned, but unpaid, in respect of any completed bonus period as of the date of termination, paid in accordance with Section 3(b) (except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement with the Company, in which case such payment shall be made in accordance with the terms and conditions of such deferred compensation arrangement) (the "Prior Bonus"); and

5

(C)   subject to Executive's continued compliance with the RCA, and the execution and non-revocation of the Release by Executive or Executive's estate, survivors or beneficiaries (as the case may be), no later than two and one-half months after the end of the applicable performance period (e.g., fiscal year or fiscal quarter), a pro-rata portion of the Bonus payable for such performance period in which such termination occurs, based on the achievement of the actual performance objectives and targets for such performance period and a fraction, the numerator of which is the number of days during such performance period up to and including the date of termination of Executive's employment and the denominator of which is the number of days in such performance period (the "Pro-Rated Bonus").

Following such termination of Executive's employment hereunder as a result of Executive's death or by the Company at a time when Executive has a Disability, except as set forth in this Section 5(c) and Section 7(a), Executive shall have no further rights to any compensation or any other benefits under this Agreement. Executive's rights with respect to any equity awards shall be determined in accordance with the applicable award agreement.

(d)   By the Company Without Cause (other than by reason of death or Disability); Resignation by Executive for Good Reason.

(i)   If Executive's employment is terminated by the Company without Cause (other than as described in Section 5(c)) or by Executive for Good Reason, Executive shall be entitled to receive:

(A)   the Accrued Rights;

(B)   any Prior Bonus and the Pro-Rated Bonus; and

(C)   subject to Executive's continued compliance with the RCA, and the execution and non-revocation of the Release, (i) an amount equal to 12 months of then-current Base Salary, less applicable withholdings and paid in equal monthly installments in accordance with the Company's standard payroll practices; and (ii) if Executive elects continuation of Executive's medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), Executive's coverage and participation under the Company Group's medical and dental benefit plans in which Executive was participating immediately prior to termination of employment pursuant to this Section 5(d)(i) ("Medical and Dental Benefits") shall continue at the same cost to Executive as the cost for the Medical and Dental Benefits immediately prior to such termination until the earlier of (x) the 12-month anniversary of the date of termination or (y) the date on which Executive becomes eligible for medical and/or dental coverage from Executive's subsequent employer (it being understood that such continuation of coverage may be made by paying Executive a series of monthly payments sufficient, after payment of federal, state and local income taxes, to pay the applicable portion of the monthly COBRA premium).

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Executive may choose to continue the Medical and Dental Benefits under COBRA at Executive's own expense, if any, of the period required by law.

Following such termination of employment without Cause by the Company or a resignation by Executive for Good Reason, except as set forth in this Section 5(d)(i) and Section 7(a), Executive shall have no further rights to any compensation or any other benefits under this Agreement. Executive's rights with respect to any equity awards shall be determined in accordance with the applicable award agreement.

(ii)   Release. Amounts payable to Executive under Section 5(c)(iii)(B) and Section 5(c)(iii)(C) or Section 5(d)(i)(B) and Section 5(d)(i)(C) (the "Conditioned Benefits") are subject to (A) Executive's (or Executive's estate's) execution and non-revocation of a release of claims, substantially in the form attached hereto as Exhibit I (the "Release"), within 60 days following the date of termination and (B) the expiration of any revocation period contained in such Release. Further, to the extent that any of the Conditioned Benefits constitutes "nonqualified deferred compensation" for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") or the 60-day period following the date of termination begins in one calendar year and ends in a second calendar year, any payment of any amount or provision of any benefit otherwise scheduled to occur prior to the 60th day following the date of Executive's termination of employment hereunder, but for the condition on executing the Release as set forth herein, shall not be made until the first regularly scheduled payroll date following such 60th day (regardless of when the Release is delivered), after which any remaining Conditioned Benefits shall thereafter be provided to Executive according to the applicable schedule set forth herein.

(iii)   For purposes of this Agreement, "Good Reason" shall mean any of the following, without Executive's prior written consent: (A) a decrease in Executive's Base Salary or Target Bonus (except for any across-the-board reductions applied to similarly situated Company employees of not more than 20%) or failure to pay Base Salary or the Bonus when due; (B) a material diminution of Executive's title, authority, responsibilities and duties measured in the aggregate as in effect on the Effective Date (other than temporarily while physically or mentally incapacitated or as required by applicable law); or (C) a relocation of Executive's principal place of employment to any location other than the New York, New York metropolitan area; provided, that no event or condition described in clauses (A) through (C) above will constitute Good Reason unless (x) Executive gives the Company written notice of such event or condition giving rise to Good Reason within 30 days after Executive first learns of such event or condition, (y) the Company fails to cure such event or condition within 30 days after receipt of such notice and (z) Executive resigns from employment within 30 days following the expiration of such cure period.

(e)   Notice of Termination; Board/Committee Resignation. Any purported termination of employment by the Company or by Executive (other than due to Executive's death) pursuant to Section 5 of this Agreement shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this

7

Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. Upon termination of Executive's employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from any Company Group member's board of directors (and any committees thereof) and the board of directors or comparable governing bodies (and any committees thereof) of any other Company Group member. Failure to provide such resignation within 10 business days following the Company's request shall result in forfeiture of the amounts otherwise payable under Section 5(d)(i) (other than the Accrued Rights).

      (f)   Suspension. If the Company has reasonable grounds to believe that an event constituting "Cause" may have occurred, the Company shall have the right to suspend any or all of Executive's duties, functions, responsibilities or authorities, or require Executive to take "garden leave" for such reasonable period and on such terms as it considers appropriate, including a requirement that Executive shall not be present on the Company's premises or contact any of its suppliers, clients, business relations, customers or staff. Any suspension and/or garden leave pursuant to this Section 5(f) will be on full pay, and Executive's benefits under this Agreement will continue to be provided.

      6. Restrictive Covenant Agreement. Concurrent with the execution of this Agreement, Executive shall execute and deliver the Employee Restrictive Covenant, Arbitration, and Class Action Waiver Agreement in the form attached hereto as Exhibit II (the "RCA"). Executive acknowledges and agrees that (a) Executive shall be bound by the terms of the RCA and (b) the provisions of the RCA shall survive the termination of Executive's employment and the termination of the Employment Term, as set forth in the RCA. Upon any breach of the RCA, Executive shall promptly return to the Company Group upon request all cash payments made to Executive pursuant to Section 5 (if any), less any amounts paid by Executive as taxes in respect of such payments (unless such taxes are actually recovered by Executive from any applicable U.S. federal, state or local governmental or law enforcement branch, agency or entity (or similar bodies of relevant foreign jurisdictions), in which case such tax amounts also shall be returned to the Company Group).

      7. Miscellaneous.

      (a)   Indemnification; Directors' and Officers' Insurance. The Company shall indemnify and hold Executive harmless from and against any and all liabilities, obligations, losses, damages, fines, taxes and interest and penalties thereon (other than taxes based on fees or other compensation received by Executive from the Company), claims, demands, actions, suits, proceedings (whether civil, criminal, administrative, investigative or otherwise), costs, expenses and disbursements (including reasonable and documented legal and accounting fees and expenses, costs of investigation and sums paid in settlement) of any kind or nature whatsoever (collectively, "Claims and Expenses"), which may be imposed on, incurred by or asserted at any time against Executive (whether during or following termination of Executive's employment with the Company) that arises out of or relates to Executive's service as an officer, director or employee, as the case may be, of any Company Group member, or Executive's service in any such capacity or similar capacity with an affiliate of the Company Group or other entity at the request of the Company Group; provided, that Executive shall not be entitled to indemnification hereunder against any Claims or Expenses that are finally determined by a court of competent jurisdiction to have resulted from any act or omission that (i) is a criminal act by Executive or that Executive had no reasonable cause to believe was lawful or (ii) constitutes fraud or willful misconduct by Executive. The Company shall pay the expenses (including reasonable legal fees and expenses and costs of investigation) incurred by Executive in defending any such claim, demand, action, suit or proceeding as such expenses are incurred by Executive and in advance of the final disposition of such matter; provided, that Executive undertakes to repay such expenses if it is determined by agreement between Executive and the Company or, in the absence of such an agreement, by a final judgment of a court of competent jurisdiction that Executive is not entitled to be indemnified by the Company Group. The Company (or other Company Group member) will maintain directors' and officers' insurance providing coverage in such scope and subject to such limits as the Company determines, in its discretion, is appropriate, but in all cases such scope and limitations will apply to Executive in the same manner as applies to all other senior executive officers of the Company generally.

(b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles thereof that would direct the application of the law of any other jurisdiction.

(c) Jurisdiction; Venue. Subject to Section 7(d), below, each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware over any suit, action or proceeding arising out of or relating to this Agreement and each of the parties agrees that any action relating in any way to this Agreement must be commenced only in the courts of Delaware, federal or state. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted or not prohibited by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Each of the parties hereto hereby irrevocably consents to the service of process in any suit, action or proceeding by sending the same by certified mail, return receipt requested, or by recognized overnight courier service, to the address of such party set forth in Section 7(k).

(d) Arbitration.

(i) Any dispute or controversy as to the interpretation or enforceability of this Agreement or any other agreement entered into between the Company and Executive or any claim or cause of action of any of the Parties thereto against the other relating to Executive's employment or the termination thereof shall be resolved by binding arbitration with the American Arbitration Association ("AAA") pursuant to its rules for the resolution of employment disputes. Included within this arbitration provision are claims under Title VII of the Civil Rights Act of 1964, Chapter 21 of the Texas Labor Code, the Texas Commission on Human Rights Act, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, any state or local law prohibiting discrimination in employment, the Employee Polygraph Protection Act, the Occupational Safety and Health Act, the Family and Medical Leave Act, any federal civil rights act, as well as claims for retaliation for filing a wage claim or a worker's compensation claim, wrongful failure or refusal to hire or promote, wrongful termination,

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breach of contract, slander, libel, invasion of privacy, intentional infliction of emotional distress, tortious interference with contractual or other relations, assault or any other cause of action. This provision applies to complaints concerning hiring, discharge, promotion, transfer, lay-off, wages, harassment, retaliation, work assignments, reasonable accommodations required by law, breach of contract, or any other term or condition of employment. These provisions apply to claims whether made against the Company, or against any of its affiliates, agents, representatives and/or employees. This Agreement to arbitrate does not apply to claims for worker's compensation or unemployment benefits.

(ii)   Arbitration is governed by the Federal Arbitration Act, 9 U.S.C. §§ 1-16. If for any reason these arbitration provisions are deemed by a court to not be enforceable under the Federal Act, they will be enforced under the Texas General Arbitration Act.

(iii)   The arbitration shall be held in Austin, Texas before one arbitrator who shall be selected in accordance with the provisions of the AAA rules. The decision of the arbitrator shall be final and binding and neither party shall have the right to appeal the substantive findings of the arbitrator. Both parties agree to keep strictly confidential and not to make any public disclosures concerning any claim for arbitration or the arbitration itself, except as may be required or allowed by law. Anything herein to the contrary notwithstanding, this provision shall not prohibit nor limit any party's right to apply to a court of competent jurisdiction for ancillary or injunctive relief prior to or during the pending of the arbitration.

(iv)   There will be no right or authority for any dispute to be brought, heard or arbitrated as a class action and/or as a collective action (the "Class Action Waiver"). Nor shall any arbitrator have the authority to hear or arbitrate any such dispute, regardless of any other language in this Agreement, or any provision of any of the rules or procedures of the AAA that might otherwise apply including, without limitation, the AAA Supplemental Rules for Class Action Arbitration. No arbitrator shall have the right to interpret the extent, applicability and/or enforceability of this Class Action Waiver. Any issue or dispute as to whether this Agreement permits such class and/or collective action arbitration shall be resolved and/or interpreted solely by a court of competent jurisdiction.

(e)   Entire Agreement; Amendments. This Agreement (including, without limitation, the RCA, the schedules and exhibits attached hereto, any documents referenced herein, and any equity incentive awards entered into in connection herewith) contains the entire understanding of the parties with respect to the employment of Executive by any member of the Company Group, and supersedes all prior agreements and understandings (including, without limitation, the Prior Agreement, the Offer Letter between Executive and the Company, dated as of September 10, 2020, and any verbal agreements or understandings) between Executive and any member of the Company Group regarding the terms and conditions of Executive's employment with the Company Group. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement (including, without limitation,

10

the exhibits attached hereto) may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(f)   No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(g)   Set Off; No Mitigation. The Company's obligation to pay Executive the amounts provided herein and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to any Company Group member. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment, and such payments shall not be reduced by any compensation or benefits received from any subsequent employer (except as provided for in Section 5(d)(i)(C)), self-employment or other endeavor.

(h)   Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(i)   Assignment. This Agreement, and all of Executive's rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void *ab initio* and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is a successor in interest ("Successor") to substantially all of the business operations of the Company, or to any Company Group member. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such Successor.

(j)   Compliance with Code Section 409A.

(i)   The intent of the parties is that payments and benefits under this Agreement comply with or be exempt from Code Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. If any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause Executive to incur any additional tax or interest under Code Section 409A, the Company shall, after consulting with and receiving the approval of Executive, reform such provision in a manner intended to avoid the incurrence by Executive of any such additional tax or interest.

(ii)   A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits that are considered nonqualified deferred compensation under Code Section 409A upon or following a termination of employment unless such termination is also a "separation from service" within the meaning of Code Section 409A, and, for purposes of any such provision of this Agreement, references to a "termination," "termination of employment" or like terms shall mean "separation from service." The determination of

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whether and when a separation from service has occurred for proposes of this Agreement shall be made in accordance with the presumptions set forth in Section 1.409A-1(h) of the Treasury Regulations.

(iii)   Any provision of this Agreement to the contrary notwithstanding, if at the time of Executive's separation from service, the Company determines that Executive is a "specified employee," within the meaning of Code Section 409A, then to the extent any payment or benefit that Executive becomes entitled to under this Agreement on account of such separation from service would be considered nonqualified deferred compensation under Code Section 409A, such payment or benefit shall be paid or provided at the date which is the earlier of (x) six months and one day after such separation from service and (y) the date of Executive's death (the "Delay Period"). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 7(j) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or provided to Executive in a lump-sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(iv)   Any reimbursements and in-kind benefits provided under this Agreement that constitute deferred compensation within the meaning of Code Section 409A shall be made or provided in accordance with the requirements of Code Section 409A, including that (A) in no event shall any fees, expenses or other amounts eligible to be reimbursed by the Company under this Agreement be paid later than the last day of the calendar year next following the calendar year in which the applicable fees, expenses or other amounts were incurred; (B) the amount of expenses eligible for reimbursement, or in-kind benefits that the Company is obligated to pay or provide, in any given calendar year shall not affect the expenses that the Company is obligated to reimburse, or the in-kind benefits that the Company is obligated to pay or provide, in any other calendar year, provided that the foregoing clause (B) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect; and (C) Executive's right to have the Company pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit.

(v)   For purposes of Code Section 409A, Executive's right to receive any installment payments shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (for example, "payment shall be made within 30 days following the date of termination"), the actual date of payment within the specified period shall be within the sole discretion of the Company. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement, to the extent such payment is subject to Code Section 409A.

(k)   Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

Bumble Trading LLC
1105 W. 41st Street, Suite A
Austin, TX 78756
Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Blackstone Inc.
345 Park Avenue
New York, New York 10154
Attention: Martin J. Brand
                   Jon Korngold

and

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Gregory T. Grogan

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company.

(l)   Executive Representation. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive's duties hereunder shall not constitute a breach of the terms of any employment agreement or other agreement or written policy to which Executive is a party or otherwise bound. Executive hereby further represents that Executive is not subject to any restrictions on Executive's ability to solicit, hire or engage any employee or other service provider that could restrict the ability of Executive to perform Executive's duties hereunder. Executive agrees that the Company is relying on the foregoing representations in entering into this Agreement and related equity-based award agreements.

(m)   Cooperation. Executive shall provide Executive's reasonable cooperation in connection with any pending claim, litigation, regulatory or administrative proceeding involving any Company Group member (or any appeal from any action or proceeding) arising out of or related to the period when Executive was employed by any Company Group member. In the event that Executive's cooperation is requested after the termination of Executive's employment, the applicable Company Group member shall (i) use its reasonable efforts to minimize

13

interruptions to Executive's personal and professional schedule and (ii) reimburse Executive for all reasonable and appropriate out-of-pocket expenses actually incurred by Executive in connection with such cooperation upon reasonable substantiation of such expenses. Executive agrees to promptly inform the Company Group if (i) Executive becomes aware of any claims that may be filed or threatened against the Company Group or its affiliates, other than as may be filed by Executive and (ii) to the extent Executive is legally permitted, if Executive is asked to assist in any investigation of the Company Group or its affiliates (or their actions), regardless of whether a lawsuit or other proceeding has then been filed against the Company Group or its affiliates with respect to such investigation, and shall not do so unless legally required.

        (n)   <u>Withholding Taxes</u>. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

        (o)   <u>Counterparts</u>. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

<p align="center">[Signatures Follow]</p>

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

BUMBLE TRADING LLC

/s/ Whitney Wolfe Herd
By: Whitney Wolfe Herd
Title: Authorized Signatory

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

EXECUTIVE

/s/ Laura Franco
Laura Franco

Exhibit I

RELEASE AND WAIVER OF CLAIMS

This Release and Waiver of Claims ("Release") is entered into and delivered to Bumble Trading LLC (the "Company") as of this ___ day of _____, 20__, by Laura Franco (the "Executive"). Executive agrees as follows:

1. The employment relationship between the Executive and the Company and its subsidiaries and affiliates, as applicable, terminated on the ___ day of _____, 20__ (the "Termination Date") pursuant to Section 5 of the Amended and Restated Employment Agreement between the Company and the Executive, dated September ___, 2022 (the "Employment Agreement").

2. In consideration of the Company's payment/provision of the Conditioned Benefits (as defined in the Employment Agreement) (collectively, as applicable, the "Separation Terms") and this Release, the sufficiency of which the Executive hereby acknowledges, the Executive, on behalf of the Executive and the Executive's agents, representatives, attorneys, administrators, heirs, executors and assigns (collectively, the "Employee Releasing Parties"), hereby releases and forever discharges the Company Released Parties (as defined below), from all claims, charges, causes of action, obligations, expenses, damages of any kind (including attorney's fees and costs actually incurred) or demands, in law or in equity, whether known or unknown, which may have existed or which may now exist from the beginning of time to the date of this Release, arising from or relating to the Executive's employment or termination from employment with the Company, including a release of any rights or claims the Executive may have under Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended ("ADEA"); the Older Workers Benefit Protection Act; the Americans with Disabilities Act of 1990; the Rehabilitation Act of 1973; the Family and Medical Leave Act of 1993; Section 1981 of the Civil Rights Act of 1866; Section 1985(3) of the Civil Rights Act of 1871; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; any other federal, state or local laws against discrimination; or any other federal, state, or local statute, regulation or common law relating to employment, wages, hours, or any other terms and conditions of employment. This includes a release by the Executive of any and all claims or rights arising under contract (whether written or oral, express or implied), covenant, public policy, tort or otherwise. For purposes hereof, "Company Released Parties" shall mean the Company and any of its past or present employees, agents, insurers, attorneys, administrators, officials, directors, shareholders, divisions, parents, members, subsidiaries, affiliates, predecessors, successors, employee benefit plans, and the sponsors, fiduciaries, or administrators of the Company's employee benefit plans.

3. The Executive acknowledges that the Executive is waiving and releasing rights that the Executive may have under the ADEA and other federal, state and local statutes contract and the common law and that this Release is knowing and voluntary. The Executive and the Company agree that this Release does not apply to any rights or claims that may arise after the date of execution by the Executive of this Release. The Executive acknowledges that the consideration given for this Release is in addition to anything of value to which the Executive is already entitled. The Executive further acknowledges that the Executive has been advised by this writing that: (i) the Executive should consult with an attorney prior to executing this Release; (ii) the Executive has up to 21 days within which to consider this Release, although the Executive may, at the Executive's discretion, sign and return this Release at an earlier time, in which case the Executive waives all rights to the balance of this 21 day review period; and (iii) for a period of seven days following the execution of this Release in duplicate originals, the Executive may revoke this Release in writing delivered to the Board of Directors of the

Company, and this Release shall not become effective or enforceable until the revocation period has expired.

4. This Release does not release the Company Released Parties from (i) any obligations due to the Executive under the Separation Terms, (ii) any rights the Executive has to indemnification by the Company and to directors and officers liability insurance coverage, (iii) any vested rights the Executive has under the Company's employee pension benefit and group healthcare benefit plans as a result of the Executive's actual service with the Company, (iv) any fully vested and nonforfeitable rights of the Executive as a shareholder or member of the Company or its affiliates, (v) any rights of the Executive pursuant to any equity or incentive award agreement with the Company, or (vi) any rights which cannot be waived by an employee under applicable law.

5. This Release is not an admission by the Company Released Parties or the Employee Releasing Parties of any wrongdoing, liability or violation of law.

6. The Executive represents and warrants that the Executive has not filed any action, complaint, charge, grievance, arbitration or similar proceeding against the Company Released Parties.

7. The Executive waives any right to reinstatement or future employment with the Company following the Executive's separation from the Company on the Termination Date.

8. The Executive shall continue to be bound by the restrictive covenants contained in the Employment Agreement.

9. This Release shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to the principles of conflict of laws.

10. This Release represents the complete agreement between the Executive and the Company concerning the subject matter in this Release and supersedes all prior agreements or understandings, written or oral. This Release may not be amended or modified otherwise than by a written agreement executed by the Executive and the Company or their respective successors and legal representatives.

11. Each of the sections contained in this Release shall be enforceable independently of every other section in this Release, and the invalidity or unenforceability of any section shall not invalidate or render unenforceable any other section contained in this Release.

12. The Executive acknowledges that the Executive has carefully read and understands this Release, that the Executive has the right to consult an attorney with respect to its provisions and that this Release has been entered into knowingly and voluntarily. The Executive acknowledges that no representation, statement, promise, inducement, threat or suggestion has been made by any of the Company Released Parties to influence the Executive to sign this Release except such statements as are expressly set forth herein or in the Employment Agreement.

The Executive has executed this Release as of the day and year first written above.

EXECUTIVE

_____
Laura Franco

Exhibit II

RCA

EMPLOYEE RESTRICTIVE COVENANT, ARBITRATION, AND CLASS ACTION WAIVER AGREEMENT

In consideration of my employment by Bumble Trading LLC, its subsidiaries, parents, affiliates, successors and assigns (together, the "**Company**"), my receipt of Company confidential information and my involvement in customer relationships, my receipt of shares and equity-based awards in the Company, and other valuable consideration described herein, I hereby enter into this Employee Restrictive Covenant, Arbitration, and Class Action Waiver Agreement (the "**Agreement**"), and agree as follows:

1. **NONDISCLOSURE.**

    1.1 Definition of Proprietary Information. As used in this Agreement, the term "**Proprietary Information**" shall mean any and all non-public, confidential or proprietary information, ideas, knowledge, data and materials of or about the Company or any of its customers, clients, users, contractors, consultants, agents, vendors, or suppliers, whether having existed, now existing, or to be developed during my employment. By way of illustration but not limitation, Proprietary Information includes (a) trade secrets, inventions (whether or not patentable), mask works, ideas, processes, equipment, technical data, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques and any other proprietary technology and all Proprietary Rights therein; (b) information, ideas, or materials of a business nature, such as information relating to research activities, existing product lines or development of new product lines, marketing and selling, business plans, budgets and non-public financial statements and information, licenses, prices and costs, margins, discounts, credit terms, pricing and billing policies, quoting procedures, methods of obtaining business, forecasts, future plans and potential strategies, financial projections and business strategies, market analyses, operational plans, financing and capital-raising plans, activities and agreements, internal services and operational manuals, methods of conducting Company business, suppliers and supplier information, purchasing, any proposals relating to the acquisition or disposal of a company, division or business or to any proposed expansion or contraction of activities, sources of capital, banking, financial and investment strategy and other proprietary features of the Company; (c) information regarding customers and potential customers of the Company, including customer lists, names, representatives, their needs or desires with respect to the types of products or services offered by the Company, proposals, bids, contracts, the type and quantity of products and services provided or sought to be provided to customers and potential customers of the Company and other non-public information relating to customers and potential customers; (d) information regarding personnel, employee lists, and employee skills; (e) information regarding directors, officers, managers, or consultants; (f) information regarding contractors, consultants, agents, vendors, or suppliers of the Company, including talent agencies and talent performing services for the Company; and (g) any other non-public information which a competitor of the Company could use to the competitive disadvantage of the Company. I acknowledge that Proprietary Information may be in written, graphic, oral or electronic form, or otherwise made known to me (in each case, whether or not marked "Confidential"). For the avoidance of doubt, Proprietary Information shall include all information that identifies, could be used to identify or is otherwise related to an individual person (together with any definition for "personal information," "personal data" or any similar term provided by applicable law, "**Personal Information**") that is received, collected, stored, accessed or otherwise processed by or on behalf of the Company.

    1.2 Exceptions to Proprietary Information. Notwithstanding the foregoing and except with respect to any Personal Information, I understand that Proprietary Information does not include information that (a) is or becomes generally available to the public other than by disclosure by me in violation of this Agreement and based on affirmative and authorized actions taken by the Company, (b) was within my possession without obligation of confidentiality prior to being furnished to me by the Company, as shown by written records, (c) becomes available to me on a non-confidential basis other than by any means in violation of this Agreement or any other duty owed to the Company by any person or entity, or (d) is independently developed by me without the use of Proprietary Information.

1.3   **Protection of Proprietary Information.** I understand and acknowledge that, in consideration for the covenants contained in this Agreement, the Company promises to provide me with unique access to and the ability to create Proprietary Information, and I understand and acknowledge that the Company previously was under no obligation to provide me with access to any Proprietary Information. I further understand and acknowledge that my employment by the Company creates a relationship of confidence and trust with respect to the Proprietary Information and that the Company has a protectable interest therein. Therefore, at all times both during my employment and following termination thereof for any reason, I will hold in strictest confidence and will not disclose, use, duplicate, sell, lecture upon or otherwise publish any of the Proprietary Information, except as may be required in connection with my work for the Company, or unless an authorized officer of the Company expressly authorizes such in writing prior to any such disclosure. I will obtain the Company's prior written approval before publishing or submitting for publication any material (written, verbal, or otherwise) that relates to my work at the Company and/or incorporates any Proprietary Information. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company. I will take all reasonable precautions to prevent the inadvertent or accidental disclosure of Proprietary Information.

1.4   **Third Party Information.** I understand, in addition, that the Company has received, and in the future will receive, confidential and/or proprietary knowledge, data, or information from third parties ("**Third Party Information**"), subject to a duty on the Company's part to maintain the confidentiality of such Third Party Information and to use it only for certain purposes. At all times during my employment and following termination thereof for any reason, I will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use any Third Party Information, except in connection with my work for the Company and consistent with the Company's agreement with such third party.

1.5   **Permitted Disclosures.**

(a)   I understand that nothing in this Agreement prohibits or restricts me (or my attorney) from filing a charge or complaint with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), or any other securities regulatory agency or authority, the Occupational Safety and Health Administration (OSHA), any other self-regulatory organization, or any other federal or state regulatory authority ("**Government Agencies**"). I further understand that this Agreement does not limit my ability to communicate, without notice to the Company, with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency in connection with reporting a possible securities law violation. This Agreement does not limit my right to receive an award for information provided to any Government Agencies or to otherwise make disclosures relating thereto to any such Governmental Agency that are protected under the whistleblower provisions of any such law or regulation. I understand that the disclosures permitted in accordance with this provision require that (i) such communications and disclosures are consistent with applicable law and made in good faith and (ii) the information subject to such disclosure was not obtained by me through a communication that was subject to the attorney-client privilege or the attorney work product doctrine, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. In addition, I understand that nothing in this Agreement in any way prohibits or is intended to restrict or impede and shall not be interpreted or understood as restricting or impeding, me from exercising my rights under Section 7 of the National Labor Relations Act (NLRA) or from exercising protected rights to the extent that such rights cannot be waived by agreement, or otherwise disclosing information as permitted by law.

(b) I understand that I am hereby notified, pursuant to the Defend Trade Secrets Act of 2016, that I shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (i) in confidence to a federal, state, or local government official, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, I understand that if I file a lawsuit for retaliation by an employer for reporting a suspected violation of law, I may disclose the trade secret to my attorney and use the trade secret information in the court proceeding, provided that I file any document containing the trade secret under seal and do not disclose the trade secret, except pursuant to court order.

1.6 **Term of Nondisclosure Restrictions.** I understand that my obligations of confidentiality set forth in this Section 1 are without limitation in time.

2. ASSIGNMENT OF INVENTIONS.

2.1 **Proprietary Rights.** The term "**Proprietary Rights**" shall mean any and all present and future worldwide intellectual property rights and other proprietary rights (whether statutory, common law or otherwise), including trade secrets, patents, patent rights, copyrights, works of authorship, Moral Rights (as defined below), trademarks, service marks, mask works rights, all other intellectual property or proprietary rights throughout the world, all applications, registrations, issuances, extensions, renewals, reversions, provisionals and rights to claim priority for any of the foregoing, all goodwill associated with any of the foregoing, and all rights related to any of the foregoing, including all rights to sue, enforcement rights and rights to collect for past, current or future infringement or other violation of any of the foregoing.

2.2 **Prior Inventions.** I have set forth on Exhibit A (Prior Inventions) attached hereto a complete list of all inventions, original works of authorship, developments, improvements and trade secrets that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties, and that I wish to have excluded from the scope of this Agreement (collectively referred to as "**Prior Inventions**"). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in Exhibit A but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. A space is provided on Exhibit A for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company product, process, service or Company Invention without the Company's prior written consent.

2.3 **Assignment of Inventions.** Subject to Subsection 2.4, I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign, grant and convey to the Company (or its designee) all my right, title and interest in and to any and all Company Inventions (as defined below), and all Proprietary Rights with respect thereto, whether or not patentable or registrable under patent, copyright or similar statutes, made, conceived, created, discovered, developed, reduced to practice or learned by me, in whole or in part, either alone or jointly with others, during the period of my employment with the Company. I understand and agree that the decision whether or not to commercialize or market any Company Invention is within the Company's sole discretion and for the Company's sole benefit and that no royalty will be due to me as a result of the Company's efforts to commercialize or market any Company Invention. "**Company Inventions**" means all know-how, show-how, techniques, designs, trade secrets, confidential information, proprietary information, ideas, concepts, discoveries, developments, improvements, inventions (whether or not patented or patentable and whether or not reduced to practice), business materials, algorithms, application programming interfaces, routines, software and firmware (in any form, including source code and executable or object code), interfaces, uniform resource locators, websites, files, data, data collections and databases, instructions, design rules, programmer's notes, diagrams, formulae, works of authorship, content, processes, protocols, trademarks (including brand names, product names, logos, domain names and slogans), formulations, recipes, methods, methodologies, network configurations and architectures, schematics, specifications, tools, work product, any media on which any of the foregoing is recorded, any other tangible embodiments of any of the foregoing and all devices, prototypes, hardware, equipment, development tools and test systems made, conceived, created, discovered, developed, reduced to practice or learned by me, in whole or in part, and either alone or jointly with others that (a) relate to the Company's actual or anticipated business, research or development, (b) result from or are connected with work performed by me for the Company, or (c) result from the use of the Company's equipment, supplies, facilities or Proprietary Information.

2.4 **Unassigned or Nonassignable Inventions.** I recognize that this Agreement will not be deemed to require assignment of any Company Invention that I developed entirely on my own time without using the Company's equipment, supplies, facilities or Proprietary Information (an "**Other Invention**"), except for those Other Inventions that either (a) relate to the Company's actual or anticipated business, research or development, or (b) result from or are connected with work performed by me for the Company. I agree that I will not incorporate, or permit to be incorporated, any Other Invention into a Company product, process, service or Company Invention without the Company's prior written consent.

2.5 **License to Prior Inventions and Other Inventions.** Notwithstanding any other provision in this Agreement, if, in the course of my employment with the Company, I incorporate a Prior Invention or an Other Invention into a (a) Company product, process, service or (b) Company Invention, I hereby grant to the Company a nonexclusive, royalty-free, fully paid-up, irrevocable, perpetual, freely-transferable, worldwide license (with rights to sublicense through multiple tiers of sublicensees), under such Prior Inventions or Other Inventions, to (w) reproduce, modify, create derivative works of and works based upon, display, execute, distribute, publicly perform, publicly display, digitally transmit, use, make available and otherwise exploit such Prior Inventions or Other Inventions in any medium or format, whether now known or hereafter discovered; and (x) use, construct, make, have made, sell, offer for sale, import, export and otherwise exploit any software, data, web site, platform, product or service based on, embodying, incorporating, practicing or derived from the Prior Inventions or Other Inventions; (y) exercise any and all other present or future rights in such Prior Inventions or Other Inventions; and (z) practice any method related thereto or perform any process necessary or useful in connection with the exercise of any of the foregoing license rights.

2.6 **Ownership of Work Product; Works Made for Hire.** I acknowledge and agree that the Company will exclusively own all work product that is made by me (solely or jointly with others) within the scope of my employment, and I hereby irrevocably and unconditionally assign to the Company all right, title, and interest worldwide in and to such work product. I acknowledge and agree that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are "works made for hire," pursuant to United States

Copyright Act (17 U.S.C., Section 101). I understand and agree that I have no right to publish on, submit for publishing, or use for any publication, any work product protected by this section, except as necessary to perform services for the Company.

2.7 **Moral Rights**. The assignment of the Company Inventions and Proprietary Rights hereunder includes all Moral Rights (as defined below) in relation to such Company Inventions and Proprietary Rights and all uses thereof, together with all claims for damages or other remedies asserted on the basis of any Moral Rights. To the extent such Moral Rights cannot be assigned under applicable law and to the fullest extent allowed by law, I hereby unconditionally and irrevocably waive absolutely such Moral Rights. If I am unable to assign or waive any such Moral Rights in a jurisdiction, I hereby unconditionally and irrevocably consent to any action by or on behalf of the Company that would violate such Moral Rights in the absence of such waiver or consent and do not and will not assert any Moral Rights in relation thereto. "**Moral Rights**" means any right to be identified as author or director or to object to any derogatory treatment, distortion, mutilation or other modification in relation to a work (whether or not such action would be prejudicial to the author's reputation), any right of paternity, attribution, non-false attribution, integrity, disclosure or withdrawal or any other similar right, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a "moral right."

2.8 **Obligation to Keep Company Informed.** For the duration of my employment and for one (1) year after termination of my employment with the Company, regardless of the reason for my termination, I will promptly disclose to the Company fully and in writing all Company Inventions authored, conceived or reduced to practice by me, either alone or jointly with others. In addition, I will promptly disclose to the Company all patent applications filed by me or on my behalf within one (1) year after termination of employment. At the time of each such disclosure, I will advise the Company in writing of any Company Inventions that I believe fully qualify for protection under the provisions of a Specific Inventions Law and will provide to the Company in writing all evidence necessary to substantiate that belief. The Company will keep in confidence and will not use for any purpose or disclose to third parties without my consent any confidential information disclosed in writing to the Company pursuant to this Agreement relating to Company Inventions that qualify fully for protection under a Specific Inventions Law. I will preserve the confidentiality of any Company Invention that does not fully qualify for protection under a Specific Inventions Law.

2.9 **Enforcement of Proprietary Rights.** I will assist the Company (or its designee) in every proper way to secure, obtain, and from time to time enforce, the Company's United States and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company (or its designee) may reasonably request for use in applying for, obtaining, recording, perfecting, evidencing, sustaining, defending and enforcing such Proprietary Rights and the assignment thereof and otherwise carry out the purposes of this Agreement. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to the Company (or its designee). My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my employment, but the Company shall compensate me for any reasonable and documented out-of-pocket expenses that I incur in taking such actions. In the event the Company is unable for any reason, after reasonable effort, to secure my signature with respect to any of the foregoing documents, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and on my behalf to execute, verify and file any such applications and to do all other lawfully permitted acts to further the prosecution, issuance, maintenance or transfer of any Proprietary Rights or to otherwise carry out the purposes of this Agreement with the same legal force and effect as if executed by me. I hereby waive any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned under this Agreement to the Company.

3.   **RECORDS.** I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Proprietary Information or Company Inventions made or developed by me during the period of my employment at the Company, which records shall be available to and remain the sole property of the Company at all times.

4.   **NON-DISPARAGEMENT.** I agree that during the term of my employment with the Company, and continuing for all time after my employment ends for any reason, I shall not make, publish, or communicate, publicly or privately, verbally or in writing, directly or indirectly, any (a) false remarks, comments, or statements concerning the Company or its business, products, officers, directors, managers, founders, contractors, consultants, agents, or employees or (b) defamatory, derogatory or disparaging remarks, comments, or statements concerning the Company, or any of its products, officers, directors, managers, founders, contractors, consultants, agents, or employees. Nothing in this provision shall prevent me from responding accurately and fully to any request for information to which I am required to respond by legal process or in connection with any administrative, investigatory, or other proceedings conducted by a governmental or regulatory agency. Additionally, nothing in this provision shall prevent, restrict or impede me from (x) exercising protected rights to the extent that such rights cannot be waived by agreement, (y) making any statements as reasonably required in connection with my employment or as part of my job duties and responsibilities, or (z) interfering with, restraining, or preventing employee communications regarding wages, hours or other terms and conditions of employment as expressly permitted pursuant to the National Labor Relations Act. Nothing in this agreement prevents me from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination. Conduct permitted by Section 1.5 shall not be deemed to violate this section.

5.   **NO SOLICITATION.** I agree and understand that the Company invests substantial time, effort and resources in creating and maintaining customer and/or potential customer relationships, and that I will be provided with access to Proprietary Information that provides me with special and unique insight into and knowledge of these customer and/or potential customer relationships. I further agree and understand that the Company invests substantial time, effort and resources in recruiting, hiring or engaging, and retaining its employees, contractors, consultants, agents, vendors, and suppliers, and that I will be provided with access to Proprietary Information that provides me with special and unique insight into and knowledge of these relationships. I understand and acknowledge that, in exchange for the promises set forth in this Agreement and other valuable consideration, the Company is agreeing to provide me with access to this Proprietary Information and these relationships. Accordingly, I agree that during the period of my employment and for the twelve (12) month period after the date my employment ends for any reason, I will not, as an officer, director, employee, consultant, owner, partner, or in any other capacity, either directly or indirectly, except on behalf of the Company:

   5.1   solicit, induce, encourage, influence, or attempt to solicit, induce, encourage, or influence, any employee of the Company, with whom I interacted directly or indirectly during my employment with or work for the Company for purposes of transacting business or about whom I had access to Proprietary Information during my employment with or work for the Company, to impact or influence the terms and conditions of his or her employment relationship with the Company; provided, however, that this restriction will not keep me from hiring any person who responds to a general advertisement or solicitation, including but not limited to advertisements or solicitations through newspapers, trade publications, periodicals, radio or internet database, or efforts by any recruiting or employment agencies, not specifically directed at employees of the Company;

   5.2   solicit, induce, encourage, influence, or attempt to solicit, induce, encourage, or influence, any customer and/or potential customer, contractors, consultants, agents, vendors, or suppliers of the

Company, including influencers, talent agencies, and talent performing services for the Company (the "**Restricted Persons or Entities**") to terminate, diminish, reduce, or alter in any manner that negatively impacts the Company or its relationship with the Company;

The parties agree that for purposes of this Agreement, a "**Restricted Person or Entity**" is any person or entity (a) who or which, at any time during the one (1) year prior to the date my employment with the Company ends, contracted for or in connection with, was billed for or in connection with, or received from the Company any product, service, or process, or was solicited by the Company to contract or bill for or in connection with or receive any product, service, or process, and (b) with whom or which I interacted directly or indirectly during my employment with or work for the Company for purposes of transacting business or about whom or which I had access to Proprietary Information during my employment with or work for the Company.

6.   **NON-COMPETE.** During the duration of my employment with the Company and for a period of one (1) year following termination thereof for any reason, I will not, directly or indirectly, whether for myself or for any other person or entity, and whether as an officer, director, employee, consultant, proprietor, principal, shareholder, independent contractor, owner, manager, member, partner, or in any other capacity whatsoever (a) undertake or have any interest in (other than holding 1% or less of the voting capital stock of any corporation with a class of equity securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended), or (b) solicit, perform, or provide, or attempt to perform or provide, Conflicting Services (as such term is defined below) for, any Competitor in the United States; nor will I assist, directly or indirectly, another person or entity to solicit, perform, or provide, or attempt to perform or provide, Conflicting Services to a Competitor anywhere in the United States.

For purposes of this Agreement, "**Conflicting Services**" means any product, service, or process, or the research and development thereof, of any person or organization other than the Company, that is substantially similar to or competitive with a product, service, or process, including the research and development thereof, of the Company with which I worked directly or indirectly during my employment with or work for the Company or about which I acquired Proprietary Information during my employment with or work for the Company.

For purposes of this Agreement, "**Competitor**" means any business activities, including any product, service or process or the research and development thereof in (A) the business of online, web-based or mobile-based matchmaking for dating or romance; (B) online, web-based or mobile-based interpersonal matchmaking, including but not limited to professional networking and friendship-making; or (C) any other line of business in which any the Company or any of its subsidiaries is engaged during my employment with the Company or in which any of the Company or its subsidiaries had demonstrable plans to engage while I was employed by the Company and of which I was aware. Notwithstanding the foregoing, this restriction under Section 6 shall not apply if my duties at any Competitor do not relate to the development, marketing or sale (or related strategies) of any product or service offered or provided by the Company or being actively developed by the Company; provided that I have delivered to the Company a written statement, confirmed by my prospective employer or consulting client, as the case may be, describing my duties and stating that such duties are consistent with my obligations under this Agreement.

7.   **REASONABLENESS OF RESTRICTIONS.**

7.1   I agree that there is an enforceable agreement between myself and the Company pursuant to which the Company agrees to provide me with access to Proprietary Information and customer relationships, and pursuant to which I have been provided with shares or equity-based awards in the Company, as well as other good and valuable consideration the sufficiency of which I acknowledge. I further agree that these restrictive covenants, including those set forth in Sections 5 and 6, are ancillary to and part of the promises contained in this Agreement, and are necessary to protect the goodwill and legitimate interests of Company, including but not limited to the use and disclosure of the Proprietary Information. I acknowledge and agree that the restrictions set forth herein do not impose a greater restraint than is necessary to protect the goodwill and legitimate business interests of Company, and are not unduly burdensome to me, and that nothing contained in this Agreement will prevent me from earning a living or pursuing my career, and that I have the ability to secure other non-competitive employment using my marketable skills. I acknowledge that my duties will encompass work for the Company throughout the world, given the nature of the Company's products and services. As such, I expressly acknowledge and agree that my observance of the restrictive covenants contained in Sections 5 and 6 are reasonable as to scope, location, and duration and that such observation will not cause me any undue hardship.

  7.2   In the event that a court finds this Agreement, or any of its restrictions, to be ambiguous, unenforceable, or invalid, the Company and I agree that the court shall read the Agreement as a whole and interpret the restriction(s) at issue to be enforceable and valid to the maximum extent allowed by law. If any provision of this Agreement shall be determined to be void, invalid, unenforceable or illegal for any reason, the validity and enforceability of all of the remaining provisions hereof shall not be affected thereby. If any particular provision of this Agreement shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such amendment to apply only to the operation of such provision in the particular jurisdiction in which such adjudication is made; provided that, if any provision contained in this Agreement shall be adjudicated to be invalid or unenforceable because such provision is held to be excessively broad as to duration, geographic scope, activity or subject, such provision shall be deemed amended by limiting and reducing it so as to be valid and enforceable to the maximum extent compatible with the applicable laws of such jurisdiction, such amendment only to apply with respect to the operation of such provision in the applicable jurisdiction in which the adjudication is made.

  7.3   I acknowledge that the restrictions set forth in Section 5 and 6 may be waived by the Company in its sole discretion, and without waiver of the Company's position concerning the validity or enforceability of any of the terms in this Agreement, including but not limited to those in Section 5 and 6. If the Company chooses to waive any or all of my obligations under Sections 5 or 6, the Company will provide notice to me in accordance with this Agreement.

8.   **LEGAL AND EQUITABLE REMEDIES.**

  8.1   I acknowledge and agree that the Company would be irreparably damaged if I were to breach or threaten to breach my obligations under Sections 1.3, 1.4, 2, 4, 5, and 6 of this Agreement, that monetary damages would be difficult or impossible to ascertain, and that any remedy at law would be inadequate. Therefore, notwithstanding any other provision contained herein to the contrary, including the arbitration provision set forth in Section 15 below, the Company will be entitled to seek injunctive, declaratory, or other equitable relief, including the right to seek specific performance and the right to seek from an appropriate court in Texas an immediate injunction and restraining order to prevent such breach or threatened breach or continued breach by me and/or any and all persons and/or entities acting for and/or with me, for any breach or threatened breach of Sections 1.3, 1.4, 2, 4, 5, and 6 of this Agreement without the necessity of proving actual monetary loss or posting a bond or other security. I shall not claim, in any action or proceeding to enforce any of the provisions of this Agreement, assert the claim or defense that an adequate remedy at law exists. I further acknowledge that this equitable relief shall not be the Company's exclusive remedy for any breach of this Agreement, and that the Company will be entitled to seek any other relief or remedy that it may have by contract, statute, law, or otherwise.

  8.2   I understand and agree that if I breach any provision of Section 5 or 6 of this Agreement, then the twelve (12) month restricted period specified in such sections, if applicable, shall be tolled and shall be extended by the period of time during which I remain in breach.

8.3   I agree that if the Company is successful in whole or in part in any legal or equitable action against me under this Agreement, the Company shall be entitled to payment of all costs, including reasonable attorney's fees, from me, in addition to all other remedies available to it.

9.   IT AND DEVICE USAGE AND MONITORING.

9.1   I acknowledge and agree that I have no reasonable expectation of privacy in (a) any computer, technology system, network, email or instant messaging platform, handheld device, telephone, or other device, system or IT resource of the Company ("**Company Device**") or any content, including any messages, material, data, documents, communications (including by phone, text, email, voicemail or instant message), postings (including on the internet and social media), usage patterns, downloads, logins, screen views, keystrokes or other information, including any such information that was previously deleted ("**Content**"), accessed, created, received or transmitted on, printed from, or stored on or recorded in any Company Device, or (b) any business-related Content accessed, created, received or transmitted on, printed from, or stored on or recorded in any personal electronic device (including phones, tablets and laptops) that is used to conduct business for or on behalf of the Company ("**Mixed Use Device**"). All Company Devices, including the Content stored thereon, and business-related Content on Mixed Use Devices is, at all times, the property of the Company. The Company reserves the right (but is not required) to monitor, record (including via use of software and systems that are capable of monitoring and recording all network traffic), access, disclose, inspect, retrieve, intercept, review, audit, search, copy, download, delete, take a forensic image of, and remotely wipe all Company Devices and Mixed Use Devices, including my personal content, without further notice to me and in the Company's sole discretion, for any business-related purposes, including to ensure compliance with the Company's software licenses and software licensing policies, for security reasons (including to protect the privacy or confidentiality of Company Content) or to ensure compliance with the law, any subpoena or court-order, or any other Company policies. The Company will use reasonable efforts to provide advance notice where possible prior to any remote wiping of Company Devices and Mixed Use Devices, and will take reasonable precautions to avoid the loss of your personal content if the device must be wiped.

9.2   While the Company will strive to avoid accessing or monitoring personal content on Mixed Use Devices, I understand that separation is not always possible or practicable. I acknowledge and agree that the use of any Mixed Use Device is at my own risk and that the Company will not be responsible for any losses, damages or liability arising out of the use of any such device. Although the Company will use reasonable efforts to avoid the need to remotely wipe the entire contents of a Mixed Use Device, I acknowledge and agree that the Company may need to do so, including in the event of a data breach or loss of the device, and that it is my responsibility to regularly back up my personal content so that I do not lose personal information if my device is remotely wiped.

9.3   I understand that I am not permitted to add any unlicensed, unauthorized, or non-compliant applications to any Company Device or Mixed-Use Device, including, without limitation, open source or free software not authorized by the Company, and that I shall refrain from copying unlicensed software onto any such device or using non-licensed software or websites. I understand that it is my responsibility to review and comply with each of the Company's policies governing use of Company Devices, Mixed Use Devices and Company Content, and I acknowledge that I have been provided with copies of such policies. I further agree that any property situated on the Company's premises and owned by the Company is subject to inspection by the Company's personnel at any time with or without notice.

10. RETURN OF COMPANY PROPERTY. At the end of my employment for any reason or upon the Company's request at any other time, I will deliver to the Company all Company Devices and Company Content, together with all copies thereof, and any other material containing or disclosing any Company Inventions (and Proprietary Rights related thereto), Third Party Information or Proprietary Information and sign and deliver the "Termination Certification" attached hereto as <u>Exhibit B</u> certifying that I have fully complied with the foregoing obligation. I agree that I will not copy, delete, or alter any information contained upon any Company Device or business-related information on any Mixed Use Device before I return it to the Company. In addition, if I have used any Mixed Use Device or any other personal computer, server, or e-mail system to receive, store, review, prepare or transmit any Company information, including Proprietary Information, I agree to provide the Company with a computer-useable copy of all such information, including Proprietary Information, and then permanently delete and expunge such information from those devices and systems. Prior to the termination of my employment or promptly after termination of my employment for any reason, I will cooperate with Company in attending an exit interview.

11. **NOTICES.** Any notices required or permitted under this Agreement will be given to the Company at its headquarters location at the time notice is given, labeled "Attention Chief People Officer," and to me at my address as listed on the Company payroll, or at such other address as the Company or I may designate by written notice to the other. Notice will be effective upon receipt or refusal of delivery. If delivered by certified or registered mail, notice will be considered to have been given five (5) business days after it was mailed, as evidenced by the postmark. If delivered by courier or express mail service, notice will be considered to have been given on the delivery date reflected by the courier or express mail service receipt.

12. **NO CONFLICTING AGREEMENT OR OBLIGATION.** I represent that I have no agreement or other legal obligation with any prior employer or any other person or entity that restricts my ability to perform my duties under this Agreement, and that I will not enter into any agreement, either written or oral, that restricts or conflicts with this Agreement. I represent that I have not, and agree that I will not, divulge to the Company any trade secrets or other proprietary information belonging to a previous employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of the Company any documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality, unless consented to in writing by that former employer or person. I further acknowledge that I have read and understand this Agreement, that I am relying solely upon the contents of this writing in executing same, and that there are no other representations made by the Company whatsoever as an inducement to enter into this Agreement.

13. **NOTIFICATIONS REGARDING NEW EMPLOYER.**

    13.1   If I am offered employment or the opportunity to enter into any business venture or perform services, as owner, partner, manager, employee, contractor, consultant, or other capacity while the restrictions described in Sections 5 and 6 of this Agreement are in effect, I agree to inform my potential employer, partner, co-owner and/or others involved in managing the business with which I have an opportunity to be associated of my obligations under this Agreement.

    13.2   I agree to inform the Company of all employment, business ventures, and services described in Section 13.1, and I also grant consent to notification by the Company to my new employer, partner, co-owner, etc. of my rights and obligations under this Agreement. I understand that the Company may provide copies of this Agreement to my employer, partner, co-owner and/or others involved in managing the business with which I am employed or associated to make such persons aware of my obligations under this Agreement.

14. **GENERAL PROVISIONS.**

    14.1   **Compliance with Company Policies**. I acknowledge and agree that, at all times during my employment, I shall comply with all relevant policies and guidelines of the Company that are disclosed to me, including, without limitation, the Code of Conduct, [which I acknowledge I have received.] .

14.2   Publicity. I hereby consent to any and all uses and displays, by the Company and its agents, of my name, voice, likeness, image, appearance, and biographical information in, on or in connection with any pictures, photographs, audio and video recordings, digital images, websites, television programs, and advertising, other advertising, sales, and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, and all other printed and electronic forms and media throughout the world, at any time during or after the period of my employment by the Company, for all legitimate business purposes of the Company ("**Permitted Uses**"). I hereby forever release the Company and its directors, officers, employees, and agents from any and all claims, actions, damages, losses, costs, expenses, and liability of any kind, arising under any legal or equitable theory whatsoever at any time during or after the period of my employment by the Company, in connection with any Permitted Use.

14.3   Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by and construed according to the laws of the State of Texas as such laws are applied to agreements entered into and to be performed entirely within the State of Texas between Texas residents. Except as otherwise provided for in Section 15 of this Agreement, I consent to the venue of the state and federal courts of the State of Texas and agree that any controversy or claim not otherwise subject to arbitration shall be brought before such courts.

14.4   Severability. In case any one or more of the provisions, subsections, or sentences contained in this Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement. If any provision of this Agreement shall be invalid, illegal or unenforceable, a court of competent jurisdiction shall have the authority to reform such provision to best effectuate the intent of the parties and permit enforcement thereof, and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If such provision is not capable of reformation, it shall be severed from this Agreement and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

14.5   Successors and Assigns. This Agreement is for my benefit and the benefit of the Company, its successors, assigns, parent corporations, subsidiaries, affiliates, and purchasers, and will be binding upon my heirs, executors, administrators and other legal or personal representatives. The Company may freely assign this Agreement and its rights and licenses hereunder, without consent from, or notice to, me. I understand that I may not assign this Agreement or any part hereof, and any such purported assignment shall be null and void from the initial date of purported assignment.

14.6   Survival. I acknowledge that certain provisions of this Agreement shall survive the termination of my employment, regardless of the reason, and shall survive the assignment of this Agreement by the Company to any successor in interest or other assignee. I understand that my obligations under this Agreement will continue in accordance with the Agreement's express terms, regardless of any change in my title, position, status, role, duties, salary, compensation or benefits or other terms and conditions of employment or service.

14.7   Employment At-Will. Notwithstanding anything contained herein to the contrary, I acknowledge and agree that this Agreement is not an employment policy or contract. I expressly acknowledge and agree that my employment with the Company is at-will, and that nothing herein shall be construed as changing my at-will employment status or conferring any right with respect to continuation of employment by the Company. I retain the right to terminate my employment at any time and for any reason. The Company retains the right to discharge me at any time, with or without cause or advance notice.

14.8   Waiver. No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or subsequent breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement. The failure of the Company, whether purposeful or otherwise, to exercise in any instance any right, power, or privilege under this Agreement or under law shall not constitute a waiver of any other right, power, or privilege, nor of the same right, power, or privilege in any other instance. No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the party charged with waiver. No waiver of any provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver, unless so provided in the waiver.

14.9   Construction. The language used in this Agreement will be deemed to by the language mutually chosen by the parties and no rules of strict construction will be applied against either party. The words "include", "including" and variations thereof will be deemed to be followed by the words "without limitation". The use of "or" will not be deemed to be exclusive.

14.10   Entire Agreement.

(a)   This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter of this Agreement and supersedes and merges all prior discussions or agreements between us (including Appendix A to the Award Agreement (as defined below)); provided, however, prior to the execution of this Agreement, if the Company and I were parties to any agreement regarding the subject matter hereof, that agreement will be superseded by this Agreement prospectively only. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my title, position, status, role, duties, salary, compensation or benefits or other terms and conditions of employment or service will not affect the validity or scope of this Agreement.

(b)   Notwithstanding the foregoing, with respect to, and for the purposes of, the Incentive Units of Buzz Holdings L.P. ("**Buzz Holdings**") granted to me pursuant to that certain Incentive Unit Award Agreement by and between Buzz Management Aggregator L.P., Buzz Holdings and myself, dated as of November 2, 2020 (as amended or modified from time to time, the "**Award Agreement**"), I agree:

(i)   Section 5.3(c)(i) of the Award Agreement is hereby amended by replacing the words "Section 1 of Appendix A" with the words "Section 5 or Section 6 of the Employee Restrictive Covenant, Arbitration, and Class Action Waiver Agreement by and between Bumble Trading LLC and Participant, dated as of September 22, 2022 (as amended or modified from time to time, the "Restrictive Covenant Agreement")".

(ii)   Section 5.3(c)(ii) of the Award Agreement is hereby amended by replacing the words "Section 2 or Section 3 of Appendix A" with the words "Section 1, Section 2 or Section 4 of the Restrictive Covenant Agreement".

(iii)   Section 7 of the Award Agreement is hereby amended and restated in its entirety as follows:

7. Restrictive Covenants.   Participant acknowledges and agrees that, in the event of a breach of the Restrictive Covenant Agreement or any threatened breach of the Restrictive Covenant Agreement, Partnership, Parent, Sponsor or their Affiliates shall be entitled to cease making any payments or providing any payments or providing any benefit otherwise required by this Agreement.

(iv) For the avoidance of doubt, (A) a violation of this Agreement shall constitute a Restrictive Covenant Violation (as defined in the Award Agreement) for purposes of the Award Agreement and (B) all other provisions of the Award Agreement, and annexures and exhibits thereto, shall continue in force and effect.

14.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable, and all of which together shall constitute one agreement.

15. **ARBITRATION**.

15.1 I agree that, subject to Section 8 of this Agreement and except as otherwise provided herein or prohibited by law, any and all disputes arising from or pertaining to this Agreement and from my employment with or termination from the Company will be resolved through binding arbitration before a single arbitrator with the American Arbitration Association ("**AAA**") pursuant to its rules for the resolution of employment disputes. This arbitration provision is intended to apply to claims including but not limited to those under Title VII of the Civil Rights Act of 1964, the Texas Commission on Human Rights Act, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, any state or local law prohibiting discrimination in employment, the Employee Polygraph Protection Act, the Occupational Safety and Health Act, the Family and Medical Leave Act, any federal civil rights act, as well as claims for retaliation for filing a wage claim or a worker's compensation claim, failure or refusal to hire or promote, wrongful termination, breach of contract, slander, libel, invasion of privacy, intentional infliction of emotional distress, tortious interference with contractual or other relations, assault, or any other cause of action. This provision applies to complaints concerning hiring, discharge, promotion, transfer, lay-off, wages, harassment, retaliation, work assignments, reasonable accommodations required by law, breach of contract, or any other term or condition of employment. This provision applies to claims whether made against the Company, or against any of its affiliates, parents, agents, representatives, and/or employees. This agreement to arbitrate does not apply to claims for worker's compensation, sexual harassment, or unemployment benefits. I expressly acknowledge that the products and services provided by the Company, and my work for the Company, involve interstate commerce, and that the arbitration set forth in this Section 15 is governed by the Federal Arbitration Act, 9 U.S.C. §§ 1-16. If for any reason these arbitration provisions are deemed by a court to not be enforceable under the federal act, they will be enforced under the Texas General Arbitration Act. AS A SPECIFICALLY BARGAINED INDUCEMENT TO ENTER INTO THIS AGREEMENT (EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH PARTY EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT.

15.2 Arbitration shall be conducted in the state of Texas, and Texas law shall apply without regard to the conflict of laws provisions of any state or jurisdiction.

15.3 The arbitrator shall have the power to award compensatory and punitive damages, to award preliminary and injunctive relief, and to make any other award the arbitrator deems necessary to a just and efficient resolution of any dispute. The decision of the arbitrator shall be final and binding, and neither party shall have the right to appeal the substantive findings of the arbitrator. This Section shall not prevent the party prevailing in the arbitration from submitting the arbitration award to a court for the purpose of enforcing the award, subject to confidentiality protections accorded by court rules which the parties agree jointly to request; and further provided that the foregoing shall not prohibit disclosure to the minimum extent reasonably necessary to comply with applicable law (or requirement having the force of law), court order, judgment or decree.

15.4   The arbitrator shall have the power to determine his or her own jurisdiction, and any claim that any dispute, claim or cause of action is not subject to arbitration shall be submitted for final resolution to the arbitrator. The arbitrator shall have the authority to determine the enforceability of these Sections 15 and 16.

15.5   Notwithstanding anything to the contrary in the AAA rules and the general grant of authority to the arbitrator in this Section, the arbitrator shall have no jurisdiction or authority to compel or certify, conditionally or otherwise, any class or collective claim, to consolidate different arbitration proceedings, or to join any other party to an arbitration between the Company and myself. No arbitration award or decision will have any preclusive effect as to issues or claims in any dispute with anyone who is not a named party to the arbitration.

15.6   All aspects of any arbitration procedure under this Agreement, including the hearing and the record of the proceedings, are confidential and will not be open to the public, except to the extent the parties agree otherwise in writing, or as may be appropriate in any subsequent proceedings between the parties, or as may otherwise be appropriate in response to a request or subpoena from a governmental agency or other legal process.

15.7   Except as provided in Section 8.3, all costs and expenses of the mediation and arbitration shall be borne equally by the Company and me; provided that each party shall be responsible for their own attorney fees.

15.8   For the avoidance of doubt, this Section 15 shall not apply to any action by the Company for injunctive, equitable, or declaratory relief or specific performance, as set forth in Section 8 of this Agreement.

16. COLLECTIVE AND CLASS ACTION WAIVER. To the extent permitted by law, I expressly intend and agree that:

> **(a)**   class action and collective action procedures shall not be asserted, and will not apply, in any arbitration or other proceeding under this Agreement;

> **(b)**   unless otherwise agreed to by the Company, I shall only submit my own individual claims in arbitration and will not assert class or collective action claims against the Company in arbitration, court, or any other forum, and I waive any right or ability to be a class or collective action representative or to otherwise participate in any putative or certified class, collective, representative, or multi-party action or proceeding against the Company;

> **(c)**   I will not be eligible to recover any relief whatsoever—including monetary, equitable, injunctive, declaratory or otherwise—in connection with any such action against the Company—and, in the event that any person or entity should bring such a class or collective, representative, or multi-party action or proceeding on my behalf, I hereby waive and forfeit any right to recovery under said claim, and will exercise every good faith effort to have such claim dismissed (although this section does not limit my right to receive an award for information provided to any Government Agencies under applicable securities laws as set forth in Section 1.5).

/s/ LF___ (Employee initial here to acknowledge understanding of Sections 15 and 16, and agreement to the arbitration and collective and class action waivers set forth herein)

17. **ACKNOWLEDGMENT.** I acknowledge and agree to each of the following items:

   A. I am executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else; and

   B. I have carefully read this Agreement. I have asked any questions needed for me to fully understand the terms, consequences and binding effect of this Agreement, including that I have waived my right to a jury trial; and

   C. I sought the advice of an attorney of my choice if I wanted to before signing this Agreement.

Signature page follows.

IN WITNESS WHEREOF, this Agreement has been executed by the Employer and the Employee as of the date set forth below.

EMPLOYER:

Bumble Trading LLC
A Delaware limited liability company

By: /s/ Whitney Wolfe Herd
Name: Whitney Wolfe Herd
Title: CEO

SOLELY WITH RESPECT TO SECTION 14.10:

Buzz Holdings L.P.
By: Bumble Inc., its general partner

By: /s/ Whitney Wolfe Herd
Name: Whitney Wolfe Herd
Title: CEO

EMPLOYEE:

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS. I HAVE COMPLETELY FILLED OUT EXHIBIT A TO THIS AGREEMENT.

/s/ Laura Franco
_____
(Signature)

Laura Franco
_____
(Printed Name)

ACCEPTED AND AGREED TO AS OF THIS **22ND** DAY OF SEPTEMBER_____ , 20**22**:

PRIOR INVENTIONS

TO: **Bumble Trading LLC**
FROM: **Laura Franco**
DATE: **September 22, 2022**
SUBJECT: **Prior Inventions**

1.   Except as listed in Section 2 below, the following is a complete list of all inventions or improvements relevant to the subject matter of my employment by **Bumble Trading LLC** (the "**Company**") that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:

    ☐   No inventions or improvements.

    ☐   See below:

       none

☐   Additional sheets attached.

2.   Due to a prior confidentiality agreement, I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below, the proprietary rights and duty of confidentiality with respect to which I owe to the following party(ies):

Invention or Improvement	Party(ies)	Relationship
1.		
2.		
3.		

☐   Additional sheets attached.

EXHIBIT B

TERMINATION CERTIFICATION

I certify that I do not have in my possession, nor have I failed to return, any devices, Content (as defined in the Agreement, as defined below), records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items belonging to Bumble Trading LLC, its subsidiaries, affiliates, successors, or assigns (together, the "**Company**").

I further certify that I have complied with, and will continue to comply with, all the terms of the Employee Restrictive Covenant, Arbitration, and Class Action Waiver Agreement (**the "Agreement**") signed by me.

I confirm my agreements and obligations contained in the Agreement, including, without limitation, those related to protection of the Company's proprietary information, nondisparagement, non-competition, and non-solicitation.

_____
(Employee's Signature)

_____
(Employee's Printed Name)

Date: _____

Exhibit 10.14

FIRST AMENDMENT TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This **FIRST AMENDMENT TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT** (this "Amendment"), dated February 22, 2023 (the "Effective Date") by and between Bumble Trading LLC, a Delaware limited company (the "Company") and Laura Franco ("Executive").

RECITALS:

WHEREAS, the Company currently employs Executive, with Executive serving as Chief Legal and Compliance Officer of the Company pursuant to the Amended and Restated Employment Agreement by and between the Company and Executive, dated September 22, 2022 (the "Employment Agreement");

WHEREAS, the Company and Executive desire to amend the Employment Agreement as set forth in this Amendment; and

WHEREAS, the Company and Executive desire to enter into this Amendment, which, when taken together with the Employment Agreement, embodies the terms of Executive's employment with the Company.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

(1) Defined Terms. Any capitalized terms used but not defined in this Amendment shall have the meaning ascribed to such term in the Employment Agreement.

(2) Amendment to Base Salary. Section 3(a)of the Employment Agreement shall be deleted in its entirety and replaced as follows:

"(a) Base Salary. Beginning on March 1, 2023, during the Employment Term, the Company shall pay (or cause to be paid) to Executive a base salary ("Base Salary") at the annual rate of $430,000.00, payable in regular installments in accordance with the usual payment practices of the Company Group. Executive's Base Salary shall be reviewed no less frequently than annually by the Company to determine whether such Base Salary shall be increased (but not decreased).

(3) Employment Agreement in Full Effect. Except as expressly modified in this Amendment, the Employment Agreement remains in full effect.

(4) Entire Agreement; Amendments. This Amendment, together with the Employment Agreement (the "Amended Employment Agreement"), (including, without limitation, the RCA, the schedules and exhibits attached to the Employment Agreement, any documents referenced therein, and any equity incentive awards entered into between the parties) contains the entire understanding of the parties with respect to the employment of Executive by any member of the Company Group, and supersedes all prior agreements and understandings (including, without limitation, the Prior Agreement, the Offer Letter between Executive and the Company, dated as of September 10, 2020, and any verbal agreements or understandings) between Executive and any member of the Company Group regarding the terms and conditions of Executive's employment with the Company Group. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. The Amended Employment Agreement (including, without limitation, the exhibits attached to the Employment Agreement) may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(5) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[*Signatures Follow*]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

BUMBLE TRADING LLC

/s/ Tariq Shaukat
By: Tariq Shaukat
Title: President

EXECUTIVE

/s/ Laura Franco

Exhibit 10.18

Letter to NEOs re. Omnibus Plan Awards

[Bumble Letterhead]

[Date], 2023

Re: Good Reason Termination Addition

Dear Award Holder,

 You are receiving this letter (this "Letter") because you hold one or more awards (each, an "Award") under the Bumble Inc. 2021 Omnibus Incentive Plan (the "Plan"). For additional information regarding your Award(s), please refer to your Fidelity account and your award agreement(s) (each, an "Award Agreement").

 We are pleased to inform you that the Board of Directors of Bumble Inc. ("Bumble") approved a modification to your outstanding Award(s) to provide that if you terminate your employment or service, as applicable, for "Good Reason" (as defined in your employment agreement) within the two-year period following a "Change in Control" (as defined in the Plan), your Award(s) will accelerate and vest and become exercisable (if applicable) in full upon such termination.

 For the avoidance of doubt, except as provided in this Letter, your Award(s) remains unchanged and will continue in full force and effect in accordance with your Award Agreement(s) and the underlying Plan documents.

 If you have any questions, please reach out to [equity compensation mailbox email address]. We thank you for your continued hard work and dedication to Bumble!

Sincerely,
Bumble Inc.

By: _____
Name: _____
Its: _____

Exhibit 10.24

INCENTIVE UNIT AWARD AGREEMENT

(Incentive Units of Partnership)

THIS INCENTIVE UNIT AWARD AGREEMENT (this "Agreement") by and between Buzz Management Aggregator L.P., a Delaware limited partnership ("Partnership"), Buzz Holdings L.P., a Delaware limited partnership ("Parent"), and the individual named on the Signature Page hereto ("Participant") is made as of the date set forth on such Signature Page.

WHEREAS, Partnership is an interest holder in Parent, and Parent is an indirect interest holder of the entity that employs Participant (the "Employer");

WHEREAS, on the terms and subject to the conditions hereof, Participant desires to subscribe for and acquire from Partnership, and Partnership desires to issue and provide to Participant Class B Units of Partnership (collectively, the "Incentive Units"), in the amounts set forth on the Signature Page, as hereinafter set forth;

WHEREAS, on the terms and subject to the conditions hereof, Partnership desires to acquire from Parent, and Parent desires to issue and provide to Partnership, Class B Units of Parent, which shall be subject to the same terms and conditions as the Incentive Units; and

WHEREAS, this Agreement is one of several agreements being entered into by Partnership and Parent with certain persons who are or will be directors or key employees or advisors of Parent or one or more of its Subsidiaries, as part of management equity purchase plans designed to comply with Regulation D or Rule 701, as applicable, promulgated under the Securities Act.

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1.   Definitions. Defined terms are as set forth in Exhibit I hereto and capitalized terms not defined herein or in Exhibit I shall have the meaning set forth in the Plan or, if not defined in the Plan, as defined in the Partnership LP Agreement, or, if not defined in the Plan or the Partnership LP Agreement, as defined in the Parent LP Agreement, or if not defined in the Plan, the Partnership LP Agreement or the Parent LP Agreement, as defined in the Securityholders Agreement.

2.   Incentive Units.

        2.1   Grant of Incentive Units of Partnership. Pursuant to the terms and subject to the conditions set forth in the Plan and this Agreement, Participant hereby subscribes for, and Partnership hereby agrees to issue and award to Participant on the date specified on the Signature Page (the "Closing Date"), the number of Incentive Units set forth on the Signature Page in exchange for the services performed to or for the benefit of Partnership, Parent, the Employer and/or one of their respective Subsidiaries by Participant, and subject to vesting in accordance with Schedule A hereto.

        2.2   Grant of Class B Units of Parent. In connection with the grant of the Incentive Units hereunder by Partnership to Participant, Parent hereby grants to Partnership, effective as of the Closing Date, an equivalent number of Class B Units of Parent, with a Base Price applicable to such Class B Units specified on the Signature Page, subject to the terms of the Parent LP Agreement.

2.3   The Closing. The closing (the "Closing") of the grant of Incentive Units hereunder shall take place on the Closing Date.

2.4   Section 83(b) Election. Within 10 days after the Closing, Participant shall provide Partnership and the Employer with a copy of a completed election with respect to the Incentive Units subscribed for at the Closing under Section 83(b) of the Code, and the regulations promulgated thereunder in the form attached hereto. Participant should consult Participant's tax advisor regarding the consequences of a Section 83(b) election, as well as the receipt, vesting, holding and sale of the Incentive Units.

2.5   Closing Conditions. Notwithstanding anything in this Agreement to the contrary, Partnership shall be under no obligation to issue or grant to Participant any Incentive Units unless (a) Participant is an employee of, or service provider to, the Employer, Parent or one of their respective Subsidiaries on the Closing Date; (b) the representations of Participant contained in Section 3 hereof are true and correct in all material respects as of the Closing Date; and (c) Participant is not in breach of any agreement, obligation or covenant herein required to be performed or observed by Participant on or prior to the Closing Date.

3.   Investment Representations and Covenants of Participant. Participant acknowledges and represents the representations and warranties as set forth in Exhibit II hereto.

4.   Certain Sales and Forfeitures Upon Termination of Employment.

4.1   Call Options.

(a)   If (i) Participant's employment with or service to the Employer, Parent and their Subsidiaries is terminated by Employer, Parent or its Subsidiaries for Cause, (ii) Participant voluntarily resigns Participant's employment with or services to the Employer, Parent and its Subsidiaries when grounds for Cause exist, or (iii) a Restrictive Covenant Violation occurs, Partnership shall have the right, for 12 months following, as applicable, each of (x) the Termination Date or (y) the date of such Restrictive Covenant Violation (or, if later, the date on which a member of the Board (other than Participant and Participant's designee(s), if applicable) has actual knowledge thereof), to purchase (together with the rights in Section 4.1(b) and Section 4.1(c), the "Call Option"), and each member of Participant's Group shall be required to sell to Partnership, all or any portion of the Vested Incentive Units then held by such member of Participant's Group at a purchase price per Vested Incentive Unit equal to the lesser of (1) Fair Market Value (measured as of the date of the Call Notice (as defined below) is delivered, the "Repurchase Notice Date") and (2) Cost; provided, that such purchase price shall not be less than zero.

(b)   If Participant's employment with or service to, as applicable, Parent and its Subsidiaries terminates for any reason other than as provided for in Section 4.1(a), Partnership shall have the right, for 12 months following the Termination Date, to purchase, and each member of Participant's Group shall be required to sell to Partnership, all or any portion of the Vested Incentive Units then held by such member of Participant's Group at a purchase price per Vested Incentive Unit equal to Fair Market Value (measured as of the Repurchase Notice Date); provided, that such purchase price shall not be less than zero.

(c)   In the event that Participant engages in a Competing Business (as defined in Appendix A) at any time after Participant's Termination Date (regardless of whether such conduct constitutes a Restrictive Covenant Violation), then Partnership shall have the right, for 12 months following the date of such engagement in a Competing Business (or, if later, the date on which the Board (other than Participant and Participant's designee(s), if applicable) has knowledge thereof), and each member of Participant's Group shall be required to sell to Partnership, all or any portion of the Vested Incentive Units

2

then held by such member of Participant's Group at a purchase price per Vested Incentive Unit equal to Fair Market Value (measured as of the Repurchase Notice Date). Partnership may elect to exercise its Call Option in Section 4.1(a) in lieu of this Section 4.1(c), to the extent applicable.

(d)   If Participant's employment with Parent and its Subsidiaries terminates for any reason, all Unvested Incentive Units will be forfeited immediately without further action by Parent (or to the extent a forfeiture is not permissible under applicable law for any reason, such Unvested Incentive Units shall be subject to the Call Option in Section 4.1(a), with the purchase price per Unvested Incentive Unit equal to the lesser of (1) Fair Market Value (measured as of the Repurchase Notice Date) and (2) Cost; provided, that such purchase price shall not be less than zero.

(e)   If Partnership desires to exercise the Call Option pursuant to this Section 4.1, Partnership shall send written notice to each member of Participant's Group of its intention to purchase Incentive Units, specifying the number of Incentive Units to be purchased and the purchase price thereof (the "Call Notice"). Subject to the provisions of Section 5, the closing of the purchase shall take place at the principal office of Partnership on a date specified by Partnership not later than the 10th day after the giving of the Call Notice. Notwithstanding the foregoing, if Partnership elects not to exercise the Call Option pursuant to this Section 4.1 (or elects to exercise the Call Option with respect to less than all Incentive Units), Sponsor may elect to cause one of its Affiliates or another designee to purchase such Incentive Units on the same terms and conditions set forth in this Section 4.1 by providing written notice to each member of Participant's Group of its intention to purchase Incentive Units. For avoidance of doubt, Participant shall retain Vested Incentive Units (as determined in accordance with Schedule A) following a Termination to the extent that the Partnership (or, as applicable, one of Sponsor's Affiliates or designees) does not elect to exercise the Call Option pursuant to this Section 4.1.

4.2   Obligation to Sell Several. If there is more than one member of Participant's Group, the failure of any one member thereof to perform its obligations hereunder shall not excuse or affect the obligations of any other members thereof, and the closing of the purchases from such other members by Partnership shall not excuse, or constitute a waiver of its rights against, the defaulting member.

5.   Payment Provisions.

5.1   Certain Limitations on Partnership's Obligations to Purchase Incentive Units. Notwithstanding anything to the contrary contained herein, Partnership shall not be obligated to purchase any Incentive Units at any time pursuant to Section 4, regardless of whether it has delivered a notice of its election to purchase any such Incentive Units, to the extent that the purchase of such Incentive Units or the payment to Partnership, Parent or one of its respective Subsidiaries of a cash dividend or distribution by Parent or a Subsidiary of Parent to fund such purchase (together with any other purchases of Incentive Units pursuant to Section 4 or pursuant to similar provisions in agreements with other employees, service providers or equityholders, as applicable, of Parent and its Subsidiaries of which Partnership has at such time been given or has given notice and together with cash dividends and distributions to fund such other purchases) would result in a violation of any law, statute, rule regulation, policy, order, writ, injunction, decree or judgment promulgated or entered by any federal, state, local, foreign court or governmental authority applicable to Partnership, Parent or any of its Subsidiaries or any of its or their property.

5.2   Payment for Incentive Units. If at any time Partnership elects to purchase any Incentive Units pursuant to Section 4, Partnership shall pay the purchase price for the Incentive Units it purchases (i) first, by the cancellation of indebtedness of any kind, if any, owing from Participant to Parent or any of its Subsidiaries (which indebtedness shall be applied pro rata against the proceeds receivable by each member of Participant's Group receiving consideration in such repurchase) and (ii) then, by Partnership's delivery of a check or wire transfer of immediately available funds for the remainder of the purchase price, if any, against delivery of the certificates or other instruments, if any, representing the Incentive Units so purchased, duly endorsed; provided, that if (x) any of the conditions set forth in Section 5.1 exists, (y) Partnership has a lack of available cash to purchase such Incentive Units, as reasonably determined in good faith by the Board or (z) such purchase of Incentive Units would result in a Financing Default (either directly or indirectly as a result of the prohibition of a related cash dividend or distribution) (each a "Cash Payment Restriction"), Partnership may (I) if the purchase of such Incentive Units is pursuant to the Call Option, defer the Call Option until the date that is 18 months following such time as the Board concludes that such Cash Payment Restriction no longer exists or (II) satisfy payment of the portion of the cash payment so prohibited, to the extent such payment is not prohibited, by Partnership's delivery of a junior subordinated promissory note from Parent (which shall be subordinated and subject in right of payment to the prior payment of any debt outstanding under the senior Financing Agreements and any modifications, renewals, extensions, replacements and refunding of all such indebtedness) of Parent (a "Junior Subordinated Note") in a principal amount equal to the balance of the purchase price, payable within 90 days following the date that is 12 months following such time as the Board concludes that a Cash Payment Restriction no longer exists), and bearing interest payable (and compounded to the extent not so paid) as of the last day of each year at the "prime rate" (as published for JPMorgan Chase Bank, from time to time), and all such accrued and unpaid interest payable on the date of the payment of principal (or, if applicable, the last installment of principal), with payments to be applied in the order of: first to any enforcement costs incurred by Participant or Participant's Group, second to interest and third to principal. Partnership shall have the rights set forth in clause (i) of the first sentence of this Section 5.2 whether or not Participant or any member of Participant's Group is selling such Incentive Units even if Participant's Group is not an obligor of Partnership, Parent or any of its Subsidiaries. The principal of, and accrued interest on, any such Junior Subordinated Note may be prepaid in whole or in part at any time at the option of Partnership; provided, that upon a Change of Control or an initial public offering of Parent, the principal of, and accrued interest on, any Junior Subordinated Note shall become immediately due and payable. To the extent that Parent is restricted from paying accrued interest that is required to be paid on any Junior Subordinated Note prior to maturity, due to the existence of any Cash Payment Restriction, such interest shall be cumulated, compounded annually, and accrued until and to the extent that such Cash Payment Restriction no longer exists, at which time such accrued interest shall be immediately paid. Notwithstanding any other provision in this Agreement, Partnership may elect to pay the purchase price hereunder in shares or other equity securities of one of Parent's direct or indirect Subsidiaries with a fair market value equal to the applicable purchase price; provided, that such Subsidiary redeems such shares or other equity securities as soon as reasonably practicable for cash equal to the applicable purchase price or a Junior Subordinated Note with a principal amount equal to the applicable purchase price.

5.3   Repayment of Proceeds. If (a) Participant's employment or service, as applicable, is terminated by Parent or its Subsidiaries for Cause, (b) Parent or any of its Subsidiaries discovers following Participant's termination of employment or service, as applicable, that grounds for a termination for Cause existed at the time of such termination, or (c)(i) a Restrictive Covenant Violation of any restrictive covenant contained in Section 1 of Appendix A occurs or (ii) a Restrictive Covenant Violation of any restrictive covenant contained in Section 2 or Section 3 of Appendix A occurs within one year following the Termination Date, then Participant shall be required, in addition to any other remedy available (on a non-exclusive basis), to pay to Parent or Partnership, as applicable, within 10 Business Days following Parent's or Partnership's request to Participant therefor, an amount equal to the excess, if any, of (A) the sum of (x) the value of Participant's Incentive Units (to the extent then held by Participant's Group) and (y) the aggregate after-tax proceeds (taking into account all amounts of tax that would be recoverable upon a claim of loss for payment of such proceeds in the year of repayment) Participant or any of Participant's Permitted Transferees received upon the sale or other disposition of, or distributions in respect of, Participant's Incentive Units over (B) the aggregate Cost of such Incentive Units. Any references in this Section 5.3(b) to grounds existing for a termination with Cause shall be determined without regard to any cure period or other procedural delay or event required prior to a finding of, or termination for, Cause.

6.   <u>Parent Purchases</u>. In the event that any Incentive Units are purchased by Partnership pursuant to the applicable terms of this Agreement, an equal number of Class B Units of Parent held by Partnership shall automatically and simultaneously be purchased by Parent on the same terms unless otherwise determined by the Board. Notwithstanding the foregoing, purchases under this Agreement may, in the sole and absolute discretion of the Managing Member, be effected by (a) causing Partnership to redeem the relevant Incentive Units of Partnership in exchange for the corresponding Class B Units of Parent that are held by Partnership and (b) following the redemption in clause (a), Parent purchasing such Class B Units from the relevant holder pursuant to the applicable terms of this Agreement (including, as applicable, the Partnership LP Agreement, Parent LP Agreement and Securityholders Agreement).

7.   <u>Restrictive Covenants (Appendix A)</u>.   Participant acknowledges and recognizes the highly competitive nature of the businesses of Parent and its Subsidiaries and accordingly agrees, in consideration of the receipt of Incentive Units hereunder, in Participant's capacity as an indirect equity holder in Parent and its Subsidiaries, to the provisions of Appendix A to this Agreement. Participant acknowledges and agrees that remedies of Partnership, Parent and their Subsidiaries at law for a breach or threatened breach of any of the provisions of Appendix A would be inadequate, and Partnership, Parent and its Subsidiaries and their respective Affiliates may suffer irreparable damages as a result of such breach or threatened breach by Participant, regardless of whether Participant then holds Incentive Units. In recognition of this fact, Participant agrees that, in addition to any remedies at law, (a) in the event of such a breach or threatened breach, Partnership, Parent, Sponsor and their Affiliates shall be entitled to cease making any payments or providing any payments or providing any benefit otherwise required by this Agreement and (b) in the event of such a breach, Partnership, Parent and their Affiliates, without posting any bond, shall be entitled to obtain equitable relief (to the extent ordered by a court of competent jurisdiction) in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

8.   <u>Miscellaneous</u>.

     8.1   <u>Transfers</u>. The Incentive Units may only be transferred if permitted by the Partnership LP Agreement, the Parent LP Agreement and the Securityholders' Agreement, and, prior to any transfer of Incentive Units to a Permitted Transferee, Participant shall deliver to Partnership a written agreement of the proposed transferee evidencing such Person's undertaking to be bound by the terms of this Agreement and the Partnership LP Agreement and acknowledging that any corresponding Units of Parent held by Partnership are subject to the terms of the Securityholders Agreement and the Parent LP Agreement. Any transfer or attempted transfer of Incentive Units in violation of any provision of this Agreement, the Plan, the Partnership LP Agreement, the Parent LP Agreement or the Securityholders Agreement shall be void, and Partnership shall not record such transfer on its books or treat any purported transferee of such Incentive Units as the owner of such Incentive Units for any purpose. Notwithstanding any provision to the contrary in the Partnership LP Agreement, the Parent LP Agreement or the Securityholders Agreement, no Unvested Incentive Unit shall be transferred without the prior written consent of Partnership, which may be withheld in its sole discretion.

8.2   Recapitalizations, Exchanges, Etc. Affecting Incentive Units. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to Incentive Units, to any and all securities of Partnership, Parent or any successor or assign of Partnership or Parent (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution of the Incentive Units, by reason of any dividend payable in Incentive Units, issuance of Incentive Units, combination, recapitalization, reclassification, merger, consolidation or otherwise.

8.3   Participant's Employment by, or Provision of Services to, the Employer. Nothing contained in this Agreement shall be deemed to obligate Partnership, Parent, the Employer or any Subsidiary or Affiliate of any of them to employ Participant in any capacity whatsoever or to prohibit or restrict any of them from changing Participant's role from a management-level employee to a non-management level employee or terminating the employment of, or provision of services by, Participant at any time or for any reason whatsoever, with or without Cause.

8.4   Cooperation. Participant agrees to reasonably cooperate with Partnership and Parent in taking action reasonably necessary to consummate the transactions contemplated by this Agreement.

8.5   Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns; provided, that no Permitted Transferee shall derive any rights under this Agreement unless and until such Permitted Transferee has executed and delivered to Partnership a valid undertaking and becomes bound by the terms of this Agreement; provided, further, that Sponsor is a third party beneficiary of this Agreement and shall have the right to enforce the provisions hereof.

8.6   Amendment; Waiver. This Agreement may be amended only by a written instrument signed by the parties hereto. No waiver by any party hereto of any of the provisions hereof shall be effective unless set forth in a writing executed by the party so waiving.

8.7   Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein (except that the provisions of Section 1 of Appendix A shall be governed by the law of the state where Participant is principally employed by, or providing services to, Parent or its Subsidiaries or, if Participant and Parent or its Subsidiaries are party to an Employment Agreement, the law of the state that governs such Employment Agreement). Any suit, action or proceeding with respect to this Agreement, or any judgment entered by any court in respect of any thereof, shall be brought in any court of competent jurisdiction in the State of Delaware, and each of Partnership, Parent, Participant and the members of Participant's Group hereby submits to the exclusive jurisdiction of such court for the purpose of any such suit, action, proceeding or judgment. Each of Participant, the members of Participant's Group, Partnership and Parent hereby irrevocably waives (a) any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court of competent jurisdiction in the State of Delaware, (b) any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum and (c) any right to a jury trial.

8.8   Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three postal delivery days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

(a)   If to Partnership:

Buzz Management Aggregator L.P.
c/o The Blackstone Group Inc.
345 Park Avenue
New York, New York 10154
Attention: Martin Brand
            Jon Korngold
Email: brand@blackstone.com
            jon.korngold@blackstone.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Anthony Vernace
            Gregory T. Grogan
Email: avernace@stblaw.com
            ggrogan@stblaw.com

with a copy to:

Buzz Holdings L.P.
1105 W. 41st Street, Suite A
Austin, TX 78756
Attention: General Counsel

(b)   If to Parent:

Buzz Holdings L.P.
c/o The Blackstone Group Inc.
345 Park Avenue
New York, New York 10154
Attention: Martin Brand
            Jon Korngold
Email: brand@blackstone.com
            jon.korngold@blackstone.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Anthony Vernace
            Gregory T. Grogan
Email: avernace@stblaw.com
            ggrogan@stblaw.com

with a copy to:

Buzz Management Aggregator L.P.
1105 W. 41st Street, Suite A
Austin, TX 78756
Attention: General Counsel

(c) If to Participant:

To the most recent address of Participant set forth in the personnel records of Parent.

8.9 <u>Integration</u>. This Agreement and the documents referred to herein or delivered pursuant hereto which form a part hereof, including without limitation, the Plan, the Partnership LP Agreement, the Parent LP Agreement and the Securityholders' Agreement, contain the entire understanding of the parties with respect to the subject matter hereof and thereof; <u>provided</u>, that if Partnership, Parent, the Employer, or any of their Subsidiaries or Affiliates from time to time is or becomes a beneficiary under one or more other confidentiality, nondisclosure, non-competition, non-solicitation, intellectual property or non-disparagement provisions applicable to Participant under a written agreement, policy and/or plan, such other agreement(s), policy(ies) and/or plan(s) shall remain in full force and effect and continue in addition to this Agreement. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter, subject to the proviso in the first sentence of this Section.

8.10 <u>Counterparts</u>. This Agreement may be executed in separate counterparts, and by different parties on separate counterparts each of which shall be deemed an original copy and all of which shall constitute one and the same instrument, binding on all parties hereto.

8.11 <u>Injunctive Relief</u>. Participant and Participant's Permitted Transferees each acknowledge and agree that a violation of any of the terms of this Agreement will cause Partnership, Parent and its Subsidiaries irreparable injury for which adequate remedy at law is not available. Accordingly, it is agreed that Partnership, Parent and/or the applicable Subsidiaries shall be entitled to an injunction, restraining order or other equitable relief (to the extent ordered by a court of competent jurisdiction) to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in the United States or any state thereof, in addition to any other remedy to which it may be entitled at law or equity.

8.12 <u>Rights Cumulative; Waiver</u>. The rights and remedies of Participant, Partnership and Parent under this Agreement shall be cumulative and not exclusive of any rights or remedies which either would otherwise have hereunder or at law or in equity or by statute, and no failure or delay by either party in exercising any right or remedy shall impair any such right or remedy or operate as a waiver of such right or remedy, nor shall any single or partial exercise of any power or right preclude such party's other or further exercise or the exercise of any other power or right. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by either party to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

8.13   Joinder to the Partnership LP Agreement, Parent LP Agreement and Securityholders Agreement. By executing and delivering this Agreement, Participant hereby adopts and approves the Partnership LP Agreement, the Parent LP Agreement and the Securityholders Agreement and agrees, effective commencing on the date on which Participant first becomes the owner of any Incentive Units or otherwise holds any interests of Partnership in accordance with this Agreement, the Plan, the Partnership LP Agreement, the Parent LP Agreement and the Securityholders Agreement, to be bound by, and to comply with, the provisions of the Partnership LP Agreement as a Member and the provisions of the Securityholders Agreement as a "Securityholder" in the same manner as if Participant were an original signatory to each such agreement; provided, that, for the avoidance of doubt, to the extent Participant does not directly hold Class B Units of Parent, Participant will not be a "Member" under the Parent LP Agreement or a "Securityholder" under the Securityholders Agreement, but Participant acknowledges that any Class B Units of Parent held by Partnership that correspond with Participant's Incentive Units will be subject to the terms of the Parent LP Agreement and the Securityholders Agreement to which Partnership has become a party by executing and delivering this Agreement (or another Incentive Unit Award Agreement if executed and delivered prior to the date hereof).

IN WITNESS WHEREOF, the parties hereto have executed this Incentive Unit Award Agreement as of November 2, 2020. By executing the Signature Page, the parties also are agreeing to be bound by the Partnership LP Agreement, the Parent LP Agreement and the Securityholders Agreement, effective as of the Closing Date.

BUZZ MANAGEMENT AGGREGATOR L.P.
By: Buzz Holdings GP L.L.C., its general partner

/s/ Whitney Wolfe Herd
By: Whitney Wolfe Herd
Title: Chief Executive Officer

BUZZ HOLDINGS L.P.
By: Buzz Holdings GP L.L.C., its general partner

/s/ Whitney Wolfe Herd
By: Whitney Wolfe Herd
Title: Chief Executive Officer

PARTICIPANT

/s/ Laura Franco
_____
Name: Laura Franco

[address]
_____

_____
Address

[email address]
_____
Email address

Please check the appropriate box:

☑   Participant is an "accredited investor"[1] within the meaning of Rule 501(a) under the Securities Act of 1933, as amended.

☐   Participant is not an "accredited investor" within the meaning of Rule 501(a) under the Securities Act of 1933, as amended.

Number of Class B Units	7,495,989.00
Closing Date	November 2, 2020
Vesting Reference Date	November 2, 2020
Base Price	$0.60

[1] You are an "accredited investor" if you meet any of the following tests:

1. You are a director or executive officer of Parent;

2. You have an individual net worth, or joint net worth with your spouse, at the time of your purchase exceeding $1,000,000. For purposes of this item, "net worth" means the excess of total assets at fair market value, including automobiles and other personal property but excluding the value of the primary residence of such natural person (and including property owned by a spouse other than the primary residence of the spouse), over total liabilities. The amount of any mortgage or other indebtedness secured by an investor's primary residence should not be included as a "liability," except to the extent the fair market value of the residence is less than the amount of such mortgage or other indebtedness;

3. You had individual income (excluding your spouse) in excess of $200,000 in both 2018 and 2019 and have a reasonable expectation of reaching the same income level in 2020; or

4. You and your spouse had joint income in excess of $300,000 in both 2018 and 2019 and have a reasonable expectation of reaching the same income level in 2020.

<u>CONSENT OF SPOUSE</u>

I, <u>David Kostin</u>, the undersigned spouse of Laura Franco, hereby acknowledge that I have read the attached Incentive Unit Award Agreement, the Partnership LP Agreement, the Parent LP Agreement and Securityholders Agreement (collectively, the "<u>Equity Documents</u>") and that I understand their contents. I am aware that the Equity Documents provide for the forfeiture of my spouse's Class B Units (as defined in the Equity Documents and for purposes of this consent, the "<u>Equity</u>") under certain circumstances and that the Equity Documents impose other restrictions on the transfer of such Equity. I agree that my spouse's interest in the Equity is subject to the Equity Documents and any interest I may have in such Equity shall also be irrevocably bound by such Equity Documents and, further, that my community property interest in such Equity, if any, shall be similarly bound by such Equity Documents.

I am aware that the legal, financial and other matters contained in the Equity Documents are complex and I am encouraged to seek advice with respect thereto from independent legal and/or financial counsel. I have either sought such advice or determined after carefully reviewing the Equity Documents that I hereby waive such right.

Acknowledged and agreed this <u>16</u> day of <u>Nov</u> 20<u>20</u>.

Spouse:

Name: <u>David J. Kostin</u>
Address: <u>[address]</u>
_____

Signature: <u>/s/ David Kostin</u>

Witness:

Name: <u>Laura Franco</u>
Address: <u>[address]</u>
_____

Signature: <u>/s/ Laura Franco</u>

Schedule A

Vesting of Incentive Units

All Incentive Units initially shall be Unvested Incentive Units upon the Closing Date.

Time-Vesting Incentive Units

60% of the Incentive Units granted hereunder (the "Time-Vesting Incentive Units") shall become Vested Incentive Units as to 20% of such Time-Vesting Incentive Units on each of the first five anniversaries of the Vesting Reference Date (as set forth on the Signature Page), subject to Participant's continued employment or service through each applicable vesting date.

Notwithstanding the foregoing, if Participant's employment or service, as applicable, is terminated (x) without Cause by the Employer or its then-Affiliates or (y) by Participant for Good Reason, in either case, in the two-year period following a Change of Control, then all then-outstanding Time-Vesting Incentive Units (or substitute equity or consideration of purchaser or its Affiliates, as applicable) shall vest upon the Termination Date.

Upon any Termination Date, (i) all outstanding Time-Vesting Incentive Units that are Unvested Incentive Units (after taking into account any accelerated vesting in accordance with the preceding paragraph, if applicable) will be forfeited (provided, that if Participant's employment or service, as applicable, is terminated by Parent or its Subsidiaries for Cause (or Participant resigns while grounds for Cause exist), all Vested Incentive Units shall also be forfeited or, to the extent such Vested Incentive Units are not able to be forfeited under applicable law, subject to the Call Option pursuant to Section 4 of the Agreement) and (ii) all Vested Incentive Units will be subject to the Call Option pursuant to Section 4 of the Agreement.

Performance-Vesting Incentive Units

40% of the Incentive Units granted hereunder (the "Performance-Vesting Incentive Units") shall become Vested Incentive Units at such time, prior to a Termination Date that Sponsor and its Affiliates shall have received cash proceeds (excluding tax distributions (as defined in the Parent LP Agreement) to Sponsor up to Sponsor's pro rata share of Parent's net taxable income *multiplied by* a 30% combined U.S. federal and state tax rate) in respect of Sponsor's investment in Class A Units held from time to time by Sponsor in an amount necessary to ensure both (x) a specified return on Sponsor's cumulative Capital Contributions (the "MOIC Hurdle") and (y) a specified annual internal rate of return on Sponsor's cumulative Capital Contributions (the "IRR Hurdle"), as follows:

Portion of Performance-Vesting Incentive Units	MOIC Hurdle	IRR Hurdle
33.3%	2.5x MOIC	17.5% IRR
33.3%	3.0x MOIC	17.5% IRR
33.4%	3.5x MOIC	17.5% IRR

For purposes of determining whether the applicable MOIC Hurdle and/or IRR Hurdle has been satisfied, as applicable:

- MOIC calculations shall exclude any amount invested by Sponsor for the purpose of reducing MOIC (and not for any bona fide business purpose) and any returns thereon; and

- For purposes of calculating MOIC and IRR, any portion of Sponsor's investment that is Transferred pursuant to a Post-Closing Syndication shall not be treated as a Capital Contribution (i.e., any portion of such investment will be treated as never having been invested by Sponsor and the investment and any associated return shall be disregarded).

Upon the occurrence of a Change of Control, the Performance-Vesting Incentive Units that would not become Vested Incentive Units upon the occurrence of such Change of Control shall be forfeited immediately prior to the occurrence of such Change of Control.

Upon the Termination Date, all Performance-Vesting Incentive Units that are Unvested Incentive Units will be forfeited (provided, that if Participant's employment or service, as applicable, is terminated by Parent or its Subsidiaries for Cause (or Participant resigns while grounds for Cause exist), all Vested Incentive Units shall also be forfeited, or, to the extent such Vested Incentive Units are not able to be forfeited under applicable law, subject to the Call Option pursuant to Section 4 of the Agreement) and Vested Incentive Units will be subject to the Call Option pursuant to Section 4 of the Agreement.

Exhibit I

Definitions

Agreement. The term "Agreement" shall have the meaning set forth in the preface.

Base Price. The term "Base Price," when used in reference to a Class B Unit, such Class B Unit's Deemed Unit Price.

Cause. The term "Cause" shall have the meaning ascribed to such term in Participant's Employment Agreement.

Closing. The term "Closing" shall have the meaning set forth in Section 2.2.

Closing Date. The term "Closing Date" shall have the meaning set forth in Section 2.1.

Code. The term "Code" shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

Competing Business. The term "Competing Business" means any business activities, including any product, service or process or the research and development thereof in (A) the business of online, web-based or mobile-based matchmaking for dating or romance; (B) online, web-based or mobile-based interpersonal matchmaking, including but not limited to professional networking; or (C) any other line of business in which Parent or any of its Subsidiaries (collectively, the "Company Group") is engaged during Participant's employment with the Company or in which any member of the Company Group had demonstrable plans to engage while Participant was employed by the Company Group and of which Participant was aware.

Cost. The term "Cost" shall mean the amount paid by Participant per Incentive Unit on the Closing Date, if any, as proportionately adjusted for all subsequent distributions of Incentive Units and other recapitalizations, and reduced by the amount of any distributions made with respect to the Incentive Units pursuant to Partnership's organizational documents, as applicable; provided, that "Cost" may not be less than zero.

Disability. The term "Disability" shall have the meaning ascribed to such term in Participant's Employment Agreement, and if not so defined therein, or if no such Employment Agreement exists, "Disability" shall mean, as determined by Parent in good faith, Participant's inability and failure to substantially render the services to be provided by Participant to Parent and its Subsidiaries for a period of at least 180 days out of any consecutive 360 days due to a mental or physical condition.

Employment Agreement. The employment agreement by and between Participant and Bumble Trading LLC, dated October 26, 2020.

Employee and Employment. The term "employee" shall mean, without any inference as to negate Participant's status as a Member of Partnership or of Parent, if applicable, for all purposes hereunder (subject to the terms hereof) and for federal and other tax purposes, any employee (as defined in accordance with the regulations and revenue rulings then applicable under Section 3401(c) of the Code) of Parent or any of its Subsidiaries, and the term "employment" shall include service as a part- or full-time employee of Parent or any of its Subsidiaries or member of the board of Parent or its Affiliates.

Exhibit I-1

Fair Market Value. The term "Fair Market Value" shall mean, when used in connection with the value of Class A Units or Class B Units, (i) if there is a public market for equity of Partnership on the applicable date, the value for the Class A Units or Class B Units shall be implied by the average of the high and low closing bid prices of such equity during the immediately preceding 10 trading days on the stock exchange on which the equity is principally trading or (ii) if there is no public market for the equity on such date, the value for the Class A Units or Class B Units shall be determined by the General Partner in good faith (it being understood that the value of the Class A Units or Class B Units shall be determined based on an equity valuation of the Partnership (defined as the price in cash that a willing buyer not affiliated with the seller and under no compulsion to buy would pay in an arms-length purchase from a willing seller not affiliated with the buyer under no compulsion to sell), which could then be converted formulaically into a fair market value for the Class A Units or Class B Units in accordance with Section 4.5 and Section 5.2 of the Parent LP Agreement). Fair Market Value shall be determined assuming that there is no discount attributable to such security because of either (A) the existence of one or more large or controlling Partners or any minority discount, (B) the terms and conditions of this Agreement applicable to such Class A Units or Class B Units at such time (other than application of Section 4.5 and Section 5.2 of the Parent LP Agreement) or (C) the fact that the Class A Units or Class B Units may be illiquid.

Financing Default. The term "Financing Default" shall mean an event which would constitute (or with notice or lapse of time or both would constitute) an event of default under any of the financing documents of Parent or its Affiliates from time to time (collectively, the "Financing Agreements") and any restrictive financial covenants contained in the organizational documents of Partnership, Parent or their respective Affiliates.

Good Reason. The term "Good Reason" shall have the meaning ascribed to such term in Participant's Employment Agreement.

Parent LP Agreement. The term "Parent LP Agreement" shall mean the Amended and Restated Limited Partnership Agreement of Parent, dated as of January 29, 2020 as may be amended or supplemented from time to time in accordance with its terms.

Participant. The term "Participant" shall have the meaning set forth in the preface.

Participant's Group. The term "Participant's Group" shall mean Participant and Participant's Permitted Transferees.

Partnership LP Agreement. The term "Partnership LP Agreement" shall mean the Amended and Restated Limited Partnership Agreement of Partnership, dated as of January 29, 2020, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

Permitted Transferee. The term "Permitted Transferee" means any Person to whom Participant transfers Incentive Units in accordance with the Partnership LP Agreement, the Parent LP Agreement and the Securityholders Agreement (other than Partnership, Parent, the Blackstone Members and their respective Affiliates and except for transfers pursuant to a Public Offering).

Plan. The term "Plan" shall mean the Buzz Management Aggregator L.P. Equity Incentive Plan, as amended and/or restated from time to time.

Public Offering. The term "Public Offering" shall have the meaning set forth in the Parent LP Agreement.

Exhibit I-2

<u>Restrictive Covenant Violation</u>. The term "Restrictive Covenant Violation" shall mean Participant's breach of any provision of Appendix A hereto or any similar corresponding provision applicable to Participant under a written agreement between Participant and Partnership, Parent or any of Parent's Subsidiaries from time to time.

<u>Securities Act</u>. The term "Securities Act" shall mean the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder, as the same may be amended from time to time.

<u>Securityholders Agreement</u>. The term "Securityholders Agreement" shall mean the Securityholders Agreement, dated as of January 29, 2020, by and among Parent and the other parties thereto, as it may be amended or supplemented thereafter from time to time in accordance with its terms.

<u>Sponsor</u>. The term "Sponsor" shall mean The Blackstone Group Inc. and its Affiliates.

<u>Termination Date</u>. The term "Termination Date" shall mean the date upon which Participant's employment with or service to, as applicable, Parent and its Subsidiaries is terminated for any reason (including death or Disability).

<u>Unvested Incentive Units</u>. The term "Unvested Incentive Units" means, with respect to Participant's Incentive Units, the number of Incentive Units that are not Vested Incentive Units.

<u>Vested Incentive Units</u>. The term "Vested Incentive Units" means, with respect to Participant's Incentive Units, the number of such Incentive Units that are vested as determined in accordance with <u>Schedule A</u>.

Exhibit I-3

Exhibit II

Representations and Warranties

1.   <u>Incentive Units Unregistered</u>. Participant acknowledges and represents that Participant has been advised by Partnership that:

(a)   the offer and sale of the Incentive Units have not been registered under the Securities Act;

(b)   the Incentive Units must be held indefinitely and Participant is in a financial position to continue to bear the economic risk of the investment in the Incentive Units unless the offer and sale of such Incentive Units are subsequently registered under the Securities Act and all applicable state securities laws or an exemption from such registration is available (or as otherwise provided in the Partnership LP Agreement, Parent LP Agreement or Securityholders Agreement);

(c)   there is no established market for the Incentive Units and it is not anticipated that there will be any public market for the Incentive Units in the foreseeable future;

(d)   a restrictive legend in the form set forth below, or in such other form as may be determined by Partnership pursuant to the Partnership LP Agreement, shall be placed on the certificates, if any, representing the Incentive Units:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN REPURCHASE OPTIONS AND OTHER PROVISIONS SET FORTH IN AN INCENTIVE UNIT AWARD AGREEMENT WITH THE ISSUER, AS AMENDED AND MODIFIED FROM TIME TO TIME, A COPY OF WHICH MAY BE OBTAINED BY THE HOLDER HEREOF AT THE ISSUER'S PRINCIPAL PLACE OF BUSINESS WITHOUT CHARGE"; and

(e)   a notation shall be made in the appropriate records of Partnership indicating that the Incentive Units are subject to restrictions on transfer, as provided herein, in the Partnership LP Agreement, the Parent LP Agreement and in the Securityholders Agreement, and if Partnership or Parent should at some point in the future engage the services of a securities transfer agent, appropriate stop-transfer instructions will be issued to such transfer agent with respect to the Incentive Units.

2.   <u>Additional Investment Representations</u>. Participant represents and warrants that:

(a)   Participant's financial situation is such that Participant can afford to bear the economic risk of holding the Incentive Units for an indefinite period of time, has adequate means for providing for Participant's current needs and personal contingencies, and can afford to suffer a complete loss of Participant's investment in the Incentive Units;

(b)   Participant's knowledge and experience in financial and business matters are such that Participant is capable of evaluating the merits and risks of the investment in the Incentive Units;

Exhibit II-1

(c)   Participant understands that the Incentive Units are a speculative investment which involves a high degree of risk of loss of Participant's investment therein, there are substantial restrictions on the transferability of the Incentive Units and, on the Closing Date and for an indefinite period following the Closing, there will be no public market for the Incentive Units and, accordingly, it may not be possible for Participant to liquidate Participant's investment in case of emergency, if at all;

(d)   the terms of this Agreement provide that if Participant ceases to be an employee or service provider of Parent or its Subsidiaries, Partnership has the right to repurchase or redeem the Incentive Units at a price which may, under certain circumstances, be less than the Fair Market Value thereof;

(e)   Participant understands and has taken cognizance of all of the risk factors related to the purchase of the Incentive Units and, other than as set forth in this Agreement, the Partnership LP Agreement, the Parent LP Agreement and the Securityholders Agreement and any other agreement or certificate delivered hereby or thereby, no representations or warranties have been made to Participant or Participant's representatives concerning the Incentive Units or Partnership or Parent or their prospects or other matters;

(f)   Participant has been given the opportunity to examine all documents and to ask questions of, and receive answers from, Partnership and its representatives concerning Partnership, Parent and its Subsidiaries, the Partnership LP Agreement, the Parent LP Agreement, the Securityholders Agreement, Partnership's organizational documents and the terms and conditions of the purchase of the Incentive Units and to obtain any additional information which Participant deems necessary;

(g)   all information which Participant has provided to Partnership and Partnership's representatives concerning Participant and Participant's financial position is complete and correct as of the date of this Agreement; and

(h)   Participant is or is not an "accredited investor" within the meaning of Rule 501(a) under the Securities Act, as indicated on Participant's Signature Page.

3.   Other Representations. Participant acknowledges that Sponsor and its Affiliates may, from time to time, provide services to Parent and its Affiliates for which a fee will be paid by Parent or its Affiliates, including an annual monitoring/advisory fee and/or transaction fees.

Exhibit II-2

Exhibit III

FORM OF SECTION 83(b) ELECTION

ELECTION TO INCLUDE UNITS IN GROSS
INCOME PURSUANT TO SECTION 83(b) OF THE
INTERNAL REVENUE CODE

The undersigned acquired units (the "Units") of Buzz Management Aggregator L.P. (the "Partnership") on November 2, 2020 (the "Acquisition Date").

The undersigned desires to make an election to have the Units taxed under the provision of Section 83(b) of the Internal Revenue Code of 1986, as amended ("Code §83(b)"), at the time the undersigned acquired the Units.

Therefore, pursuant to Code §83(b) and Treasury Regulation §1.83-2 promulgated thereunder, the undersigned hereby makes an election, with respect to the Units (described below), to report as taxable income for calendar year 2020 the excess, if any, of the Units' fair market value on the Acquisition Date over the acquisition price thereof.

The following information is supplied in accordance with Treasury Regulation §1.83-2(e):

The name, address and social security number of the undersigned:

Laura Franco
[address]

SSN: [SSN]

A description of the property with respect to which the election is being made:

7,495,989.00 Class B Units in Partnership

The date on which the property was transferred: the Acquisition Date. The taxable year for which such election is made: calendar year 2020.

The restrictions to which the property is subject include the following: If the undersigned ceases to be employed by or provide services to Parent or certain affiliates of Parent under certain circumstances, all or a portion of the Units may be subject to forfeiture. The Units are also subject to transfer restrictions.

The aggregate fair market value (on a liquidation basis) on the Acquisition Date of the property with respect to which the election is being made, determined without regard to any lapse restrictions: $0

The aggregate amount paid for such property: $0

The undersigned taxpayer will file this election with the Internal Revenue Service office with which taxpayer files his or her annual income tax return not later than 30 days after the date of the transfer of the property. A copy of the election will also be furnished to the person for whom the services were performed. The undersigned is the person performing the services in connection with which the property was transferred.

A copy of this election has been furnished to Partnership and Parent pursuant to Treasury Regulations §1.83-2(e)(7).

Dated: Nov _____ 16, 2020   /s/ Laura Franco _____
                                            Laura Franco

Exhibit II-1

Appendix A

RESTRICTIVE COVENANTS

1. <u>Non-Competition; Non-Solicitation; Non-Interference</u>.   Participant acknowledges and recognizes the highly competitive nature of the businesses of Parent and its Affiliates and accordingly agrees as follows:

(a)   During Participant's employment or services with Parent or its Subsidiaries and until the twelve (12)-month anniversary of Participant's termination of employment or services with Parent or its Subsidiaries (as such period may be reduced for any period of "garden leave" elected by the Company Group pursuant to the Employment Agreement) (the "<u>Restricted Period</u>"), Participant will not, whether on Participant's own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise whatsoever ("<u>Person</u>"), directly or indirectly:

(i)   engage in any business activities involving any Competing Business, individually or through an entity, as an employee, director, officer, owner, investor, partner, member, consultant, contractor, agent, joint venturer or otherwise, in any geographical area where any member of the Company Group engages in its business;

(ii)   acquire a financial interest in, or otherwise become actively involved with, any Competing Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(iii)   interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the members of the Company Group and any of their clients, customers, suppliers, partners, members or investors.

(b)   During the Restricted Period, Participant will not, whether on Participant's own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

(i)   solicit or induce any customer (excluding any individual consumer), supplier, licensee, or other business relation (or any actively sought prospective customer (excluding any prospective individual consumer), supplier, licensee, or other business relation) of any member of the Company Group to cease doing business with any member of the Company Group, materially reduce the amount of business conducted with any member of the Company Group, interfere with the relationship between any such customer (excluding any individual consumer), supplier, licensee, or other business relation (or any actively sought prospective customer (excluding any prospective individual consumer), supplier, licensee, or other business relation) and any member of the Company Group (or knowingly or intentionally assist any Person in any substantive or direct way to do, or attempt to do, anything prohibited by this clause);

(ii)   solicit or encourage any employee of the Company Group to leave the employment of the Company Group;

(iii) hire or solicit for employment any employee who was employed by the Company Group as of the date of Participant's termination of employment with the Company Group for any reason or who left the employment of the Company Group coincident with, or within one year prior to, the date of Participant's termination of employment with the Company Group for any reason; or

(iv) encourage any material consultant of the Company Group to cease working with the Company Group.

(c) If a final and non-appealable judicial determination is made that any of the provisions of this Section 1 constitutes an unreasonable or otherwise unenforceable restriction against Participant, the provisions of this Section 1 will not be rendered void but will be deemed to be modified to the minimum extent necessary to remain in force and effect for the longest period and largest geographic area that would not constitute such an unreasonable or unenforceable restriction. Moreover, notwithstanding the fact that any provision of this Section 1 is determined not to be specifically enforceable, Parent will nevertheless be entitled to recover monetary damages as a result of Participant's breach of such provision.

(d) The period of time during which the provisions of this Section 1 shall be in effect shall be extended by the length of time during which Participant is in breach of the terms hereof.

(e) Notwithstanding anything in this Section 1 of Appendix A, (i) Participant may own, directly or indirectly, up to two percent of any class of "publicly-traded securities" of any Person and (ii) the restrictions set forth in Section 1 shall not apply to Participant's role or provision of services as an attorney to the extent prohibited by applicable state bar rules.

(f) The provisions of Section 1 hereof shall survive the termination of Participant's employment or services for any reason.

2. Confidentiality; Intellectual Property.

(a) Confidentiality.

(i) Participant acknowledges that the Confidential Information (as defined below) obtained by Participant while employed by or providing services to Parent and its Subsidiaries is the property of the Company Group. Therefore, Participant agrees that Participant shall not disclose to any unauthorized Person or use for Participant's own purposes any Confidential Information without the prior written consent of Parent, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of Participant's acts or omissions in violation of this Agreement; provided, that if Participant receives a request to disclose Confidential Information pursuant to a deposition, interrogation, request for information or documents in legal proceedings, subpoena, civil investigative demand, governmental or regulatory process, or similar process, (A) Participant shall, to the extent practicable and not prohibited by law, notify Parent promptly, and consult with and assist (to the extent practicable and not prohibited by law) Parent, at Parent's expense, in seeking a protective order, (B) in the event that such protective order is not obtained, or if Parent waives compliance with the terms hereof, Participant shall disclose only that portion of the Confidential Information which, based on the advice of Participant's legal counsel, is legally required to be disclosed and shall exercise reasonable best efforts to provide that the receiving Person shall agree to treat such Confidential Information as confidential to the extent possible (and permitted under applicable law) in respect of the applicable proceeding or process, and (C) Parent shall be given an opportunity to review the Confidential Information prior to disclosure thereof.

(ii) For purposes of this Agreement, "Confidential Information" means information, observations, and data concerning the business or affairs of Parent and its Subsidiaries and Affiliates, including, without limitation, all business information (in any form or medium, including text, digital or electronic) that relates to any member of the Company Group, or its customers, suppliers, or contractors or any other third parties in respect of which Parent or any member of the Company Group has a business relationship or owes a duty of confidentiality, or their respective businesses or products, and that is not known to the public generally other than as a result of Participant's breach of this Agreement or as a result of a breach of any confidentiality obligation or other wrongful act by a third party of which Participant has knowledge, including but not limited to, technical information or reports, formulas, trade secrets, unwritten knowledge and "know-how," operating instructions, training manuals, customer lists, customer buying records and habits, product sales records and documents, and product development, marketing, and sales strategies, market surveys, marketing plans, profitability analyses, product cost, long-range plans, information relating to pricing, competitive strategies, and new product development, information relating to any forms of compensation or other personnel-related information, contracts, and supplier lists (in any form or medium, tangible or intangible). Confidential Information will not include such information known to Participant prior to Participant's involvement with Parent or any predecessor thereof, information rightfully obtained from a third party (other than pursuant to a breach by Participant of this Agreement or as a result of a breach of any confidentiality obligation or other wrongful act by a third party of which Participant has knowledge) or information independently developed by Participant without violation of this Agreement. Without limiting the foregoing, Participant and Parent each agree, to the extent not prohibited, to keep confidential the existence of, and any information concerning, any dispute between Participant and Parent or any member of the Company Group, except that Participant and Parent each may disclose information concerning such dispute to the court that is considering such dispute or to their respective legal counsel (provided that such legal counsel agrees not to disclose any such information other than as reasonable to the prosecution or defense of such dispute). provided, further, that Participant may disclose the existence or contents of this Agreement in connection with any litigation proceedings for enforcement or defense by Participant of Participant's rights under this Agreement (provided, that, in connection with any such litigation proceedings not involving the Company Group or any of their affiliates, Participant shall (to the extent legally permissible) disclose no more information than is required).

(iii) Participant acknowledges that all notes, memoranda, specifications, devices, formulas, records, files, lists, drawings, documents, models, equipment, property, computer, software, or intellectual property relating to the businesses of the Company Group, in whatever form (including electronic), and all copies thereof, that are received or created by Participant while an employee or service provider of Parent and its Subsidiaries that constitute Confidential Information and Inventions shall remain the property of the Company Group, and Participant shall as promptly as practicable return such property to Parent upon the termination of Participant's employment or service and, in any event, at Parent's request. Participant agrees further that any property situated on the premises of, and owned by, Parent or any member of the Company Group, including disks and other storage media, filing cabinets, and other work areas, is subject to inspection by Parent's personnel at any time with or without notice.

(iv) Participant agrees further that Participant will not improperly use or disclose any confidential information or trade secrets, if any, of any former employers or any other Person to whom Participant has an obligation of confidentiality, and will not bring onto the premises of Parent or any member of the Company Group any unpublished documents or any property belonging to any former employer or any other Person to whom Participant has an obligation of confidentiality unless consented to in writing by the former employer or other Person.

(v)   Pursuant to the Defend Trade Secrets Act of 2016, nothing in this Agreement, including but not limited to the Confidentiality provisions in this Section 1 and the Non-Disparagement provisions in Section 3, shall prohibit or impede Participant from communicating, cooperating or filing a complaint on possible violations of U.S. federal, state or local law or regulation to or with any governmental agency or regulatory authority (collectively, a "Governmental Entity"), including, but not limited to, the SEC, EEOC, OSHA, or the NLRB, or from making other disclosures to any Governmental Entity that are protected under the whistleblower provisions of U.S. federal, state or local law or regulation, provided that in each case such communications and disclosures are consistent with applicable law. Participant understands and acknowledges that (a) Participant shall not be held criminally or civilly liable under any U.S. federal or state trade secret law for the disclosure of a trade secret that is made (i) in confidence to a U.S. federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal, and (b) if Participant files a lawsuit for retaliation by an employer for reporting a suspected violation of law, Participant may disclose the trade secret to Participant's attorney and use the trade secret information in the court proceeding, if Participant (x) files any document containing the trade secret under seal and (y) does not disclose the trade secret, except pursuant to court order. Moreover, Participant shall not be required to give prior notice to (or get prior authorization from) any member of the Company Group regarding any such communication or disclosure. Except as required by applicable law, under no circumstance is Participant authorized to disclose any information covered by Parent's or its Affiliates' attorney-client privilege or attorney work product or Parent's or its Affiliates' trade secrets without prior written consent of the General Partner.

(b)   Intellectual Property.

(i)   Participant agrees that the results and proceeds of Participant's services for the Company Group (including, but not limited to, any Confidential Information and other trade secrets, products, services, processes, know-how, designs, developments, innovations, analyses, drawings, reports, techniques, formulas, methods, developmental or experimental work, improvements, discoveries, inventions, concepts, ideas, source and object codes, programs, software, algorithms, techniques, intellectual property, improvements, matters of a literary, musical, dramatic, or otherwise creative nature, writings, and other works of authorship) resulting from services performed while an employee or service provider of Parent and any works in progress, whether or not patentable or registrable under patent, trademark, copyright or similar statutes, that were made, developed, conceived, or reduced to practice or learned by Participant, either alone or jointly with others (collectively, "Inventions"), shall be works-made-for-hire, and Parent (or, if applicable or as directed by Parent, any member of the Company Group) shall be deemed the sole owner throughout the universe of any and all trade secret, patent, copyright, and other intellectual property rights (collectively, "Proprietary Rights") of whatsoever nature therein, whether or not now or hereafter known, existing, contemplated, recognized, or developed, with the right to use the same in perpetuity in any manner Parent determines in its sole discretion, without any further payment to Participant whatsoever. Notwithstanding the foregoing, if, for any reason, any of such results and proceeds shall not legally be a work-made-for-hire or there are any Proprietary Rights that do not accrue to Parent (or, as the case may be, any member of the Company Group) under the immediately preceding sentence, then Participant hereby irrevocably assigns, transfers and conveys and agrees to so assign, transfer and convey any and all of Participant's right, title, and interest thereto, including any and all Proprietary Rights of whatsoever nature therein, whether or not now or hereafter known, existing, contemplated, recognized, or developed, to Parent (or, if applicable or as directed by Parent, any member of the Company Group), and Parent or such member of the Company Group shall have the right to use the same in perpetuity throughout the universe in any manner determined by Parent or such member of the Company Group without any further payment to Participant whatsoever. As to any Invention that Participant is required to assign, transfer or convey, Participant shall promptly and fully disclose to Parent all information known to Participant concerning such Invention.

(ii)   Participant agrees that, from time to time, as may be requested by Parent and at Parent's sole cost and expense, Participant shall do any and all things that Parent may reasonably deem useful or desirable to establish or document Parent's exclusive ownership throughout the United States of America or any other country of any and all Proprietary Rights in any such Inventions, including the execution of appropriate copyright or patent applications or assignments. To the extent that Participant has any Proprietary Rights in the Inventions that cannot be assigned in the manner described above, Participant unconditionally and irrevocably waives the enforcement of such Proprietary Rights. This Section 2(b)(ii) is subject to and shall not be deemed to limit, restrict, or constitute any waiver by Parent of ownership of any Proprietary Rights to which Parent may be entitled by operation of law by virtue of Parent's being Participant's employer or service recipient. Participant agrees further that, from time to time, as may be requested by Parent and at Parent's sole cost and expense, Participant shall assist Parent in every reasonable, proper and lawful way to obtain and from time to time enforce Proprietary Rights relating to Inventions in any and all countries. To this end, Participant shall execute, verify, and deliver such documents and perform such other acts (including appearances as a witness) as Parent may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining, and enforcing such Proprietary Rights and the assignment thereof. In addition, Participant shall execute, verify, and deliver assignments of such Proprietary Rights to Parent or its designees. Participant's obligation to assist Parent with respect to Proprietary Rights relating to such Inventions in any and all countries shall continue beyond the termination of Participant's employment with or services to Parent. Participant hereby designates and appoints Parent and its designees as Participant's agent and attorney-in-fact, to act for and in Participant's behalf and stead to execute and file documents and to do all other lawfully permitted acts in connection with the foregoing to the extent Participant is unable or unwilling to do so. This power of attorney is coupled with an interest and is irrevocable. Participant shall not take any actions inconsistent with the Company Group's ownership rights set forth in this Section 2, including by filing to register any Inventions in Participant's own name.

(iii)   Participant hereby assigns and agrees to assign all rights of attribution, paternity, integrity, modification, disclosure and withdrawal, and any other rights throughout the world that may be known as or referred to as "moral rights," "artist's rights," "droit moral," or the like (collectively, "Moral Rights") related to any Inventions. To the extent that Moral Rights cannot be assigned under applicable law, Participant hereby waives and agrees not to enforce any and all such Moral Rights, including, without limitation, any limitation on subsequent modification, to the fullest extent permitted under applicable law.

(iv)   Participant hereby waives and quitclaims to the Company Group any and all claims, of any nature whatsoever, that Participant now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company Group.

(v)   Participant has listed on the attached Appendix A-1 Inventions that are owned by Participant, in whole or jointly with others prior to Participant's employment with, or service to, Parent and its Subsidiaries (collectively "Prior Works"). Participant shall not use any Prior Works during Participant's employment with, or service to, Parent and its Subsidiaries, without prior written consent of Parent. If, during Participant's employment or service with the Company Group, Participant uses or incorporates into any Company Group product, service or process any Prior Work (or any portion of a Prior Work), in any manner whatsoever, Participant grants Parent a perpetual (or the maximum time period allowed by applicable law), sublicensable, assignable, royalty-free right and worldwide license to use, modify, reproduce, reduce to practice, market, distribute, communicate and/or sell such Prior Work or portion of such Prior Work used by Participant in such Company Group product, service or process.

3. <u>Non-Disparagement</u>.   Participant shall not, whether in writing (electronically or otherwise) make, or cause any other Person to make, any communication that is, or would reasonably be expected to have the effect of, defaming or disparaging the business or personal reputation of, the Company or any of its affiliates, agents or advisors (or any of its or their respective employees officers or directors (it being understood that comments made in Participant's good faith performance of Participant's duties as an employee of the Company Group shall not be deemed disparaging or defamatory for purposes of this Agreement). Nothing herein shall prevent Participant from making truthful statements in connection with any legal proceedings for enforcement or defense by Participant of Participant's rights under this Agreement, so long as such statements are reasonably related to such enforcement or defense.

Schedule A-1
Prior Works

The following is a list of all Prior Works that are owned by Participant, in whole or jointly with others prior to Participant's employment with the Company Group:

Title	Date	Description (including any registration or application numbers)
-	-	-

Except as indicated above on this List (and on any supporting sheets as indicated below), Participant has no Prior Works to disclose pursuant to this Agreement.

Please send any supporting sheets to hrlondon@magiclab.co.

PARTICIPANT

/s/ Laura Franco
Laura Franco

Date: Nov 16, 2020

Exhibit 10.29
Letter to Incentive Unit Holders

[Bumble Letterhead]

February 25, 2023

Re: Double-Trigger Vesting Amendment[, including Good Reason Termination Addition][1]

Dear [Name],

You are receiving this letter (this "Letter") because you hold one or more awards (each, an "Award") of Incentive Units in Buzz Holdings L.P. ("Buzz Holdings"). For additional information regarding your Award(s), please refer to your award agreement(s) (each, an "Award Agreement").

We are pleased to inform you that the Board of Directors (the "Board") of Bumble Inc. ("Bumble"), the general partner of Buzz Holdings, approved the following amendments to the portion of your Award that is subject to vesting on the earlier of (x) achievement of specified exit-vesting terms and (y) a time-vesting schedule (the "Modified Award"):[2]

1. <u>CIC Treatment Amendment</u>: The Board approved an amendment to the Modified Award to provide that this Award will not automatically be forfeited (to the extent unvested) upon a "Change of Control" (as defined in the Buzz Holdings partnership agreement, as amended and/or restated from time to time, a "<u>CIC</u>") such that, (i) subject to your continued employment or service through such event, your Modified Award will not be forfeited upon the occurrence of a CIC, and (ii) following a CIC (x) subject to your continued employment or service through the applicable date, your Modified Award will be eligible to continue vesting pursuant to the applicable time-vesting schedule and (y) your Modified Award will be eligible to vest in connection with a CIC Qualifying Termination (as set forth below).

2. <u>Double-Trigger Vesting Amendment</u>: The Board also approved the addition of "double-trigger" vesting treatment to your Modified Award. Please note that the portion of your Award(s) that is not the Modified Award is already subject to "double-trigger" vesting treatment.

   For purposes of the Modified Award, "double-trigger" vesting treatment means that, if your employment or service is terminated by Bumble or one of its subsidiaries without "Cause" (as defined in your Award Agreement(s)) or by you for "Good Reason" (as defined in your employment agreement, but only if such agreement contains a definition of "Good Reason"), in either case, in the two-year period following a CIC (a "<u>CIC Qualifying Termination</u>"), your Modified Award will accelerate and vest and become exercisable (if applicable) in full upon such termination.

   [For the avoidance of doubt, the CIC Treatment Amendment and the Double-Trigger Vesting Amendment are in addition to, and not in lieu of, any vesting set forth in your Award Agreement that contemplates vesting (or eligibility to vest) of your Award in connection with or following a CIC.][3]

---

[1] <u>Note</u>: For holders of Incentive Units other than Board members.
[2] For more information, see the August 22, 2022 letter regarding Additional Vesting Opportunity for Performance-Based Awards.
[3] <u>Note</u>: For Whitney Wolfe Herd only.

[In addition, the Board also approved a modification to your outstanding Award(s) (including, for avoidance of doubt, the Modified Award) to provide that if you terminate your employment for "Good Reason" (as defined in your employment agreement) within the two-year period following a CIC, your Award(s) will accelerate and vest and become exercisable (if applicable) in full upon such termination, to the extent that your Award(s) do not already provide for such treatment.][4]

For the avoidance of doubt, except as provided in this Letter, your Award(s) remains unchanged and will continue in full force and effect in accordance with your Award Agreement(s) and the Buzz Holdings partnership agreement.

If you have any questions, please reach out to [equity compensation mailbox email address]. We thank you for your continued hard work and dedication to Bumble!

Sincerely
Buzz Holdings L.P.

By: _____
Name: _____
Its: _____

---

[4] For holders of Incentive Units other than Board members.

Exhibit 21.1

Exhibit 21.1

LIST OF SUBSIDIARIES

The following entities are subsidiaries of Bumble Inc. as of the date of this Annual Report

Name	Jurisdiction of Organization or Incorporation
AMI Holdings Limited	Bermuda
Badoo App Limited	UK
Badoo Development LLC	Russian Federation
Badoo Holding Limited	Cyprus
Badoo International Limited	UK
Badoo Limited	UK
Badoo Media Limited	Cyprus
Badoo PartnerCo LLC	Delaware
Badoo Software Limited	Cyprus
Badoo Technologies Limited	Cyprus
Badoo Trading Limited	UK
Badoo US Marketing LLC	Delaware
Badoo Worldwide Limited	Belize
Bumble AU Pty Ltd	Australia
Bumble Canada Enterprises Ltd.	British Columbia
Bumble Germany Enterprises GmbH	Germany
Bumble Holding Limited	UK
Bumble India Enterprises LLP	India
Bumble IP Holdco LLC	Delaware
Bumble Marketing HoldCo Limited	UK
Bumble Spain Enterprises, S.L.U.	Spain
Bumble Sub L.L.C.	Delaware
Bumble Trading LLC	Delaware
Buzz BidCo L.L.C.	Delaware
Buzz Finco L.L.C.	Delaware
Buzz Holdings L.P.	Delaware
Buzz Intermediate L.L.C.	Delaware
Chappy Holdings Limited	Bermuda
Chappy Limited	UK
Chappy LLC	Delaware
FlashGap SAS	France
Fruitz	France
Greysom Limited	Cyprus
Huggle App (UK) Limited	UK
Influencer Holdings Limited	Bermuda
Lumen App LLC	Delaware
Lumen App Ltd	UK
Or Not Limited	UK
Social Online Payments International Limited	UK
Social Online Payments Limited	Ireland
Social Online Payments LLC	Delaware
Studio Projects LLC	Delaware
Wetrend Media Ltd	UK

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-252965) pertaining to the Bumble Inc. 2021 Omnibus Incentive Plan and the Bumble Inc. 2021 Employee Stock Purchase Plan of our reports dated February 28, 2023, with respect to the consolidated financial statements of Bumble Inc. and the effectiveness of internal control over financial reporting of Bumble Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Austin, Texas
February 28, 2023

Exhibit 31.1

CERTIFICATION
PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Whitney Wolfe Herd, certify that:

1. I have reviewed this annual report on Form 10-K of Bumble Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023
                                                              /s/ Whitney Wolfe Herd
                                                              Whitney Wolfe Herd
                                                              Chief Executive Officer
                                                              (principal executive officer)

Exhibit 31.2

CERTIFICATION
PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anuradha B. Subramanian, certify that:

1. I have reviewed this annual report on Form 10-K of Bumble Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ Anuradha B. Subramanian
Anuradha B. Subramanian
Chief Financial Officer
(principal financial officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Bumble Inc. (the "Company") on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Whitney Wolfe Herd, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2023

/s/ Whitney Wolfe Herd
Whitney Wolfe Herd
Chief Executive Officer
(principal executive officer)

This certification accompanies each Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided by the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Bumble Inc. (the "Company") on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Anuradha B. Subramanian, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2023


/s/ Anuradha B. Subramanian
Anuradha B. Subramanian
Chief Financial Officer
(principal financial officer)


This certification accompanies each Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided by the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

Section 13(r) Disclosure

Blackstone Inc. disclosed the following regarding the activities of Atlantia S.p.A., which may be considered our affiliate, in its annual report for the fiscal year ended December 31, 2022. We have not independently verified or participated in the preparation of this disclosure.

"Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934. Funds affiliated with Blackstone first invested in Atlantia S.p.A. on November 18, 2022 in connection with the voluntary public tender offer by Schema Alfa S.p.A. for all of the shares of Atlantia S.p.A., pursuant to which such funds obtained a minority non-controlling interest in Atlantia S.p.A. Atlantia S.p.A. owns and controls Aeroporti di Roma S.p.A. ("ADR"), an operator of airports in Italy including Leonardo da Vinci-Fiumicino Airport. Iran Air has historically operated periodic flights to and from Leonardo da Vinci-Fiumicino Airport as authorized, from time to time, by an aviation-related bilateral agreement between Italy and Iran, scheduled in compliance with European Regulation 95/93, and approved by the Italian Civil Aviation Authority. ADR, as airport operator, is under a mandatory obligation to provide airport services to all air carriers (including Iran Air) authorized by the applicable Italian authority. The relevant turnover attributable to these activities (whose consideration is calculated on the basis of general tariffs determined by such independent Italian authority) in the quarter ended December 31, 2022 was less than €30,000. Atlantia S.p.A. does not track profits specifically attributable to these activities."

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Bumble Inc.

Corporate Information

Board of Directors

Ann Mather
Chair of the Board of Directors

Whitney Wolfe Herd
Founder, Chief Executive Officer
and Director

Christine L. Anderson
Director

R. Lynn Atchison
Director

Sachin J. Bavishi
Director

Matthew S. Bromberg
Director

Amy M. Griffin
Director

Jonathan C. Korngold
Director

Jennifer B. Morgan
Director

Elisa A. Steele
Director

Pamela A. Thomas-Graham
Director

Executive Officers

Whitney Wolfe Herd
Founder, Chief Executive Officer
and Director

Tariq M. Shaukat
President

Anuradha B. Subramanian
Chief Financial Officer

Laura Franco
Chief Legal and Compliance Officer

Stock Exchange

Bumble Inc. stock is listed for trading on Nasdaq under the ticker symbol "BMBL".

Transfer Agent

Registered stockholder records are maintained by our transfer agent:

Computershare
150 Royall Street
Canton MA 02021

US Toll-Free: 1-800-736-3001
International: 1-781-575-3100

Web: computershare.com/investor
Email: web.queries@computershare.com

Annual Stockholders Meeting Materials

A copy of the Company's annual report filed with the Securities and Exchange Commission (Form 10-K) and Notice & Proxy Statement will be furnished without charge to any shareholder upon request.

By Internet:
www.proxyvote.com

By Phone:
1-800-579-1639

Investor Relations

Bumble Inc.
1105 West 41st Street
Austin, TX 78756

ir@team.bumble.com
ir.bumble.com



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